4/20

02069084

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arvind Mills Ltd

*CURRENT ADDRESS

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3708 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1/15/03

Arvind

Annual Report 2001-02

THE ARVIND MILLS LIMITED

Directors

Mr. Arvind N. Lalbhai	Chairman
Mr. Sanjay S. Lalbhai	Managing Director
Mr. Jayesh K. Shah	Director & Chief Financial Officer
Mr. Deepak M. Satwalekar	
Ms. Rama Bijapurkar	
Ms. Jaithirth Rao	
Mr. B.S. Bedi	Nominated by IDBI
Mr. C.K. Mehrotra	Nominated by SBS
Mr. Balaji Swaminathan	Nominated by ICICI Bank Ltd.
Mr. S. Sridhar	Nominated by Export-Import Bank of India

Assistant Company Secretary

Ms. Sonali N. Narasimhan

Bankers

State Bank of Saurashtra
State Bank of India
Bank of Baroda
UCO Bank
State Bank of Patiala
Credit Lyonnais
Deutsche Bank
HDFC Bank
The Bank of Nova Scotia
Standard Chartered Bank
Bank of America
ICICI Bank Ltd.

Auditors

Sorab S. Engineer & Co.
Chartered Accountants
381, Dr. D. Naoroji Road,
Fort, Mumbai-400 023.

Registrars and Transfer Agents

Pinnacle Shares Registry Pvt. Ltd.
Near Asoka Mills,
Naroda Road,
Ahmedabad-380 025.

Registered Office

Naroda Road,
Ahmedabad-380 025.

CONTENTS

Arvind

For Shareholders' Coupon, See Last Page

NOTICE

NOTICE is hereby given that the Annual General Meeting of the members of the Company will be held on Monday, the 30th December, 2002 at 11.00 a.m. at Thakorebhai Desai Hall, Nr. Law Garden, Ellisbridge, Ahmedabad - 380 006 to transact the following Business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Statements of Accounts for the financial year ended on 31st March, 2002 and the Reports of the Directors and Auditors thereon.

2. To appoint a Director in place of Mr. Arvind N. Lalbhai who retires by rotation in terms of Article 129 of the Articles of Association of the Company, and being eligible, offers himself for reappointment.

3. To appoint a Director in place of Mr. Sanjay S. Lalbhai who retires by rotation in terms of Article 129 of the Articles of Association of the Company, and being eligible, offers himself for reappointment.

4. To appoint auditors and to fix their remuneration.

SPECIAL BUSINESS

5. To consider, and if thought fit, to pass with or without modifications, the following Resolution, as an Ordinary Resolution:

   RESOLVED THAT Mr. Deepak M. Satwalekar be and is hereby appointed as a Director of the Company.

6. To consider, and if thought fit, to pass with or without modifications, the following Resolution, as a Special Resolution:

   RESOLVED THAT pursuant to the provisions of Section 198, 269, 309, 310, 314 (1-B) read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, and in partial modification of Resolution No. 9 passed by the Annual General Meeting held on 28th September, 1999, approval of the Company be and is hereby accorded to variation in terms of remuneration payable to Mr. Sanjay S. Lalbhai, Managing Director of the Company, with effect from 1st December, 2002 for the remaining period of his tenure i.e. upto 31st December, 2004 as approved by the Board of Directors of the Company and the Remuneration Committee and as set out in the Explanatory Statement annexed hereto.

   RESOLVED FURTHER THAT the Board of Directors and the Remuneration Committee be and are hereby severally authorised to alter, amend, vary, enhance or modify the scope and quantum of remuneration of Mr. Sanjay S. Lalbhai as they may deem proper from time to time considering the nature and scope of his activities as shall be permissible and in conformity with applicable provisions of the Companies Act, 1956.

7. To consider, and if thought fit, to pass with or without modifications, the following Resolution, as a Special Resolution:

   RESOLVED THAT pursuant to the provisions of Section 257, 198, 269, 309, 311 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the consent of the Company be and is hereby accorded to the appointment of Mr. Jayesh K. Shah, as Wholetime Director with the designation of Director and Chief Financial Officer of the Company, for a period of 3 (three) years with effect from 20th November, 2002 on the terms and conditions as set out in the draft agreement of the appointment submitted to the meeting and initialed by the Chairman for identification and that he be paid remuneration by way of salary, perquisites, allowances and commission as approved by the Board of Directors of the Company and the Remuneration Committee and as set out in the Explanatory Statement annexed hereto.

   RESOLVED FURTHER THAT the Board of Directors and the Remuneration Committee be and are hereby severally authorised to alter, amend, vary, enhance or modify the scope and quantum of remuneration of Mr. Jayesh K. Shah as they may deem proper from time to time considering the nature and scope of his activities as shall be permissible and in conformity with applicable provisions of the Companies Act, 1956

8. To consider, and if thought fit, to pass with or without modifications, the following Resolution, as a Special Resolution:

   RESOLVED THAT pursuant to the provisions of Section 309 and other applicable provisions, if any, of the Companies Act, 1956 and subject to approval from Central Government, if necessary, commission at a rate not exceeding 1% of the net profits of the Company, calculated in accordance with the provisions of Section 198, 349 and 350 of the Companies Act, 1956 and in case of loss or inadequacy of profits a minimum sum of Rs. 30 lacs per annum be paid to and distributed amongst the Directors of the Company or some or any of them (other than the Managing Director, Wholetime Director(s) and Nominee Directors) in such amounts, subject to such ceilings and in such manner and in all respects as may be decided and directed by the Board of Directors and such payments shall be made for each year for a period of 5 (five) years commencing from 1st January, 2003.

9. To consider and, if thought fit, to pass with or without modifications, the following resolution as a Special Resolution:

   RESOLVED THAT in accordance with the provisions of Sections 79A and 81 and other applicable provisions, if any, of the Companies Act, 1956 (hereinafter referred to as "the Act") and the provisions contained in the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "the Regulations") (including any statutory modification(s) or re-enactment of the Act or the Regulations for the time being in force) and the Regulations/Guidelines prescribed by any other relevant authority from time to time to the extent applicable and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be considered necessary by the Board of Directors of the Company (hereinafter referred to as "the Board" which term shall be deemed to include the Remuneration Committee of the Board of Directors), or as may be prescribed or imposed while granting such approvals, permissions and sanctions, which may be agreed to by the Board in its sole discretion, the consent of the Company be and is hereby accorded to the Board to create, offer, issue and allot at any time to or for the benefit of such person(s) who are in the permanent employment of the Company including Directors of the Company, as may be decided solely by the Board under a scheme titled "Employee Stock Option Scheme" (hereinafter referred to as "the ESOS" or "the Scheme") such number of equity shares and/or equity linked instruments (including Options) and/or any other instruments or securities (hereinafter collectively referred to as "the Securities") of the Company which could give rise to the issue of equity shares not exceeding 1% of the issued equity share capital of the Company as on 31st March, 2002, at such price, in such manner, during such period in one or more tranches and on such terms and conditions as the Board may decide in accordance with the Regulations or other provisions of the law as may be prevailing at the relevant time.

   RESOLVED FURTHER THAT the Securities may be allotted directly to such employees/directors or in accordance with a Scheme framed in that behalf through any appropriate mechanism including a trust or other entity which may be set up in any permissible manner for that purpose and that such scheme may also contain provisions for providing financial assistance to the employees/trust/entity to enable the employees/trust/entity to acquire, purchase or subscribe to the Securities.

   RESOLVED FURTHER THAT the new equity shares to be issued and allotted in the manner aforesaid shall rank pari passu in all respects with the then existing equity shares of the Company save and except that such equity shares shall carry the right to receive either the full dividend or a pro rata dividend from the date of allotment, as may be determined by the Board, declared for the financial year in which the new equity shares are allotted.

   RESOLVED FURTHER THAT for the purpose of creating, offering, issuing, allotting and listing of the Securities, the Board be and is hereby authorised on behalf of the Company to evolve, decide upon and bring into effect the Scheme and to make any modifications, changes, variations, alterations or revisions in the said Scheme from time to time as may specified by any statutory authority and to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, usual, proper or desirable for such purpose and with liberty to the Board on behalf of the Company to settle any question, difficulty or doubt whatsoever as may arise with regard to the creation, offer, issue and allotment of the shares without requiring the Board to secure any further consent or approval of the members of the Company.

   RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of its powers to any Committee of Directors of the Company to give effect to the aforesaid Resolution.

10. To consider and, if thought fit, to pass with or without modifications, the following resolution as a Special Resolution:

    RESOLVED THAT subject to the provisions of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force and as may be enacted hereinafter) and subject to such approvals, permissions and sanctions, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions, which may be agreed to, by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include the Management Committee of the Board of Directors), consent of the Company be and is hereby accorded to the Board to delist its Equity Shares and all other securities from the Delhi Stock Exchange Association Limited, Calcutta Stock Exchange Association Limited, Bangalore Stock Exchange Limited as well as the Regional Stock Exchange viz. The Stock Exchange - Ahmedabad, if permitted by law.

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

Registered Office: By Order of the Board

Naroda Road
Ahmedabad-380025
Date : 20th November, 2002

ARVIND N. LALBHAI
Chairman

NOTES

1. Proxies, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company not less than 48 hours before the meeting.
2. Pursuant to Section 205A of the Companies Act, 1956 all unclaimed dividends upto the financial year ended 31st March, 1994 have been transferred to the General Revenue Account of the Central Government. Shareholders who have not encashed the dividend warrants for the said period(s) are requested to claim the same from the Central Government in the prescribed form.
3. Members are requested to note that as per Section 205A of the Companies Act, 1956, dividends not encashed or claimed within seven years from the date of transfer to the company's unpaid dividend account shall be transferred to the Investor Education and Protection Fund of the Central Government. In the month of November/December 2002, unclaimed dividends for the financial year 1994-95 will be transferred to this Fund. Those members who have so far not encashed their dividend warrants for the financial year 1994-95 are requested to approach the Company for payment thereof. Kindly note that once unclaimed/unpaid dividend is transferred to the Investor Education and Protection Fund, members will not be entitled to claim such dividend.
4. Members are requested to notify promptly any change in their addresses to our Registrars viz. Pinnacle Shares Registry Pvt. Ltd., Unit: The Arvind Mills Ltd., Nr. Asoka Mills, Naroda Road, Ahmedabad-380 025. The members are also requested to send all correspondence relating to Shares and Debentures including Transfers and Transmissions to the said Registrars and not to the Company.
5. The Register of Members and Share Transfer Books of the Company will remain closed from Monday, the 23rd December, 2002 to Tuesday, the 24th December, 2002 (both days inclusive).
6. Documents referred to in the Explanatory Statement attached hereto are available for inspection by the shareholders at the Registered Office of the Company during business hours on any working day.
7. Members are requested to bring their copies of the Annual Report to the meeting. The Members/Proxies should bring the Attendance Slip sent herewith duly filled in for attending the meeting.
8. Shareholders intending to require information about Accounts to be explained in the Meeting are requested to inform the Company at least 7 days in advance of the Annual General Meeting.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

Item No. 5

Mr. Deepak M. Satwalekar was appointed by the Board of Directors with effect from 20th November, 2002 in terms of Section 262 of the Companies Act, 1956 as a Director to fill the casual vacancy caused by resignation of Mr. J. C. Shah.

He holds office as Director only upto the date of this Annual General Meeting i.e. upto the date to which Mr. J. C. Shah would have held office if it had not been vacated by his resignation. As required under Section 257 of the Companies Act, 1956, a Notice in writing (alongwith a deposit of Rs. 500/-) has been received from some members signifying their intention to propose the appointment of Mr. Deepak M. Satwalekar as Director of the Company at this Annual General Meeting.

The Board commends the resolution for acceptance by members. Mr. Deepak M. Satwalekar may be deemed to be concerned or interested in the resolution at Item No. 5 since it relates to his appointment. None of the other directors are in any manner concerned or interested in the said resolution.

Item Nos. 6 & 7

a) Resolution under Item No. 6 of the Notice relates to the approval of increase in remuneration of Managing Director, Mr. Sanjay S. Lalbhai.

At the Annual General Meeting held on 28th September, 1999 the Company had accorded its consent to his reappointment as Managing Director for a period of five years with effect from 1st January, 2000. The Agreement entered into with Mr. Sanjay S. Lalbhai on 31st January, 2000 based on the approval of the members as aforesaid provides for payment of remuneration by way of salary, allowance and perquisites. In case the company has no profits or its profits are inadequate in any financial year, remuneration is payable within the overall ceilings specified in Schedule XIII.

The remuneration being paid to Mr. Sanjay S. Lalbhai is significantly low considering the size of the Company and the industry average. It is proposed to enhance his remuneration for the remaining period of his office upto 31st December, 2004 to make it commensurate with the remuneration packages being paid by other companies while keeping in view his experience and the responsibilities shouldered by him. The revised remuneration payable to him by way of salary, perquisites, allowances and commission is described in this Explanatory Statement.

b) Resolution under Item No. 7 of the Notice relates to the appointment of Mr. Jayesh K. Shah as Wholetime Director of the Company with designation as Director and Chief Financial Officer.

Mr. Jayesh K. Shah was appointed by the Board of Directors with effect from 20th November, 2002 in terms of Section 262 of the Companies Act, 1956 as a Director to fill the casual vacancy caused by resignation of Dr. Prabodh M. Desai. Further, Mr. Jayesh K. Shah has been appointed by the Board of Directors of the Company at its meeting held on 20th November, 2002 as Wholetime Director of the Company with designation as Director and Chief Financial Officer for a period of 3 years and his appointment is subject to the approval of shareholders at the next General Meeting.

The Draft Agreement to be entered into with Mr. Jayesh K. Shah embodies the terms and conditions of his appointment and provides for remuneration payable to him by way of salary, perquisites, allowances and commission as described in this Explanatory Statement. As per the said Agreement, he shall carry out such duties as may be entrusted to him by Managing Director but subject to supervision and control of Board of Directors, from time to time.

Mr. Jayesh K. Shah holds office as Director only upto the date of this Annual General Meeting i.e. the upto the date to which Dr. Prabodh M. Desai would have held office if it had not been vacated by his resignation. As required under Section 257 of the Companies Act, 1956, a Notice in writing (alongwith a deposit of Rs. 500/-) has been received from some members signifying their intention to propose the appointment of Mr. Jayesh K. Shah as Director of the Company at this Annual General Meeting.

It is proposed to appoint Mr. Jayesh K. Shah as Wholetime Director with designation as Director and Chief Financial Officer and approve the remuneration payable to him which is commensurate with the remuneration packages of similar incumbents in other companies and has been determined keeping in view his experience and responsibilities. The remuneration payable to him by way of salary, perquisites, allowances and commission is described in this Explanatory Statement.

c) The Remuneration Committee and the Board of Directors of the Company have at their respective meetings held on 20th November, 2002 approved enhancement in the remuneration payable to Mr. Sanjay S. Lalbhai with effect from 1st December, 2002 and have also approved the remuneration payable to Mr. Jayesh K. Shah with effect from 20th November, 2002. The material terms of revised/proposed remuneration of Mr. Sanjay S. Lalbhai and Mr. Jayesh K. Shah are as under:

Proposed revised Remuneration of Mr. Sanjay S. Lalbhai :

Remuneration

(a) Basic Salary:

Rs. 3,00,000 (Rupees Three Lacs only) per month. Dearness Allowance, if any, payable under the Rules of the Company will be treated as part of the salary.

(b) Perquisites and Allowances:

In addition to salary, the following perquisites/allowances shall be allowed to the Managing Director:

CATEGORY – A

i) Housing: The Company shall provide furnished accommodation to the Managing Director. If the Managing Director is having his own accommodation, the Company shall pay house rent allowance at the rate of 40% of the Basic Salary.

The Company shall provide equipment and appliances, furniture, fixtures and furnishing at the residence of the Managing Director at the entire cost of the Company.

The Company shall reimburse the expenses of maintenance, gas, electricity, water, servants etc.

ii) Leave Travel Concession: The Company shall provide leave travel fare for the Managing Director and his family once in a year.

iii) Other Allowances: The Company shall pay other allowances, scholarships etc. as per the Company policy.

iv) Personal Accident Insurance : The Company shall pay/reimburse Personal Accident Insurance Premium upto Rs. 25,000/- for the Managing Director.

v) Club Fees : The Company shall reimburse annual fees for a maximum of two clubs.

Perquisites shall be valued as per Income-Tax Rules, wherever applicable and in the absence of any such Rules, perquisites shall be valued at actual cost.

vi) Medical Reimbursement: Medical Expenses actually incurred for self and family shall be reimbursed by the Company.

CATEGORY – B

i) The Company shall contribute towards Provident Fund/ Superannuation Fund/Annuity Fund provided that such contributions either singly or put together shall not exceed the tax free limit prescribed under the Income-tax Act.

ii) The Company shall pay Gratuity as per rules of the Company.

iii) Leave on full pay and allowances, as per rules of the Company, but not more than one month's leave for every eleven months of service. However, the leave accumulated but not availed of will be allowed to be encashed at the end of the term as per rules of the Company.

The above shall not be included in the computation of ceiling on remuneration or perquisites aforesaid.

CATEGORY – C

i) The Company shall provide Car(s) with Driver at the entire cost of the Company for use on business of the Company. Use of Car for personal purposes shall be recovered by the Company.

ii) The Company shall provide telephone and other communication facilities at the residence of the Managing Director at the entire cost of the Company.

CATEGORY – D

The Managing Director shall be entitled to commission at a rate not exceeding 1% of net profits of the Company.

Overall Limit:

The aforesaid remuneration is subject to the limit of 5% of the annual net profits of the Company and subject further to the overall limit of 10% of the annual net profits of the Company on the remuneration of the Managing Directors and Whole time Director(s) of the Company taken together. Provided, however, that in the event of absence or inadequacy of profit the Managing Director shall be entitled to be paid remuneration as per the provisions of the Companies Act, 1956.

The abovementioned remuneration may be altered, amended, varied, enhanced or modified from time to time by the Board of Directors of Company or the Remuneration Committee as it may, in its discretion, deem fit, within the maximum amount payable to Managing and Wholetime Directors in accordance with the provisions of the Companies Act, 1956, or any amendments thereto made hereafter in this regard.

Proposed Remuneration of Mr. Jayesh K. Shah :

Remuneration

(a) Basic Salary :

Rs. 1,39,970/- (Rupees One Lac Thirty Nine Thousand Nine Hundred and Seventy only) per month. Dearness Allowance, if any, payable under the Rules of the Company will be treated as part of the salary.

(b) Perquisites and Allowances :

In addition to salary, the following perquisites / allowances shall be allowed to the Director and Chief Financial Officer :

CATEGORY – A

i) Housing :

The Company shall provide furnished accommodation to the Director and Chief Financial Officer. If the Director and Chief Financial Officer is having his own accommodation, the Company shall pay house rent allowance at the rate of 30% of the Basic Salary.

The Company shall provide equipment and appliances, furniture, fixtures and furnishing at the residence of the Director and Chief Financial Officer at the entire cost of the Company.

The Company shall reimburse the expenses of maintenance, gas, electricity, water, servants etc.

ii) Leave Travel Concession :

The Company shall provide leave travel fare for the Director and Chief Financial Officer and his family once in a year.

iii) Other Allowances :

The Company shall pay other allowances, scholarships etc as per the Company policy.

iv) Personal Accident Insurance :

The Company shall pay/reimburse Personal Accident Insurance Premium upto Rs. 25,000/- for the Director and Chief Financial Officer.

v) Club Fees :

The Company shall reimburse annual fees for a maximum of two clubs.

Perquisites shall be valued as per Income-Tax Rules, wherever applicable and in the absence of any such Rules, perquisites shall be valued at actual cost.

vi) Medical Reimbursement : Medical Expenses actually incurred for self and family shall be reimbursed by the Company.

CATEGORY – B

i) The Company shall contribute towards Provident Fund/ Superannuation Fund/Annuity Fund provided that such contributions either singly or put together shall not exceed the tax free limit prescribed under the Income-tax Act.

ii) The Company shall pay Gratuity at the rate of one month's salary for each completed year of service.

iii) Leave on full pay and allowances, as per rules of the Company, but not more than one month's leave for every eleven months of service. However, the leave accumulated but not availed of will be allowed to be encashed at the end of the term as per rules of the Company.

The above shall not be included in the computation of ceiling on remuneration or perquisites aforesaid.

CATEGORY – C

i) The Company shall provide Car(s) with Driver at the entire cost of the Company for use on business of the Company. Use of Car for personal purposes shall be recovered by the Company.

ii) The Company shall provide telephone and other communication facilities at the residence of the Director and Chief Financial Officer at the entire cost of the Company.

CATEGORY – D

The Director and Chief Financial Officer shall be entitled to commission at a rate not exceeding 0.5 % of net profits of the Company.

Overall Limit :

The aforesaid remuneration is subject to the limit of 5% of the annual net profits of the Company and subject further to the overall limit of 10% of the annual net profits of the Company on the remuneration of the Managing Directors and whole time Director(s) of the Company taken together. Provided, however, that in the event of absence or inadequacy of profit the Director and Chief Financial Officer shall be entitled to be paid remuneration as per the provisions of the Companies Act, 1956.

The abovementioned remuneration may be altered, amended, varied, enhanced or modified from time to time by the Board of Directors of Company or the Remuneration Committee as it may, in its discretion, deem fit, within the maximum amount payable to Managing and Wholetime Directors in accordance with the provisions of the Companies Act, 1956, or any amendments thereto made hereafter in this regard.

d) The Department of Company affairs has, vide its Notification No. GSR 36(E) dated 16th January, 2002 amended Schedule XIII to the Companies Act, 1956, to revise the limit of payment of managerial remuneration by a company in a financial year when it has no profit or has inadequacy of profit. After the above amendment, the Company can pay remuneration of upto Rs. 4 lacs per month by way of salary as well as perquisites provided, inter alia, the members approval by way of special resolution has been obtained for payment of managerial remuneration for a period not exceeding three years. Accordingly, the resolutions at Item Nos. 6 and 7 are put before the members as special resolutions.

As required under the amended Schedule XIII to the Companies Act, 1956, the relevant details to be sent alongwith the notice calling the general meeting are as under :

I. General Information

1. Nature of industry : Textiles Industry

2. Date or expected date of commencement of commercial production :

   The Company was incorporated on 1st June, 1931 and commenced commercial production thereafter.

3. In case of new companies, expected date of commencement of activities as per project approved by financial institutions appearing in the prospectus : Not applicable

4. Financial performance based on given indicators (As per audited financial statements for 6 months period ended 31.03.2002).

Particulars	Rs. in Crores
Sales & Other Income	713.40
EBIDTA	137.80
Net Profit	20.26

5 Export performance and net foreign exchange collaborations (As per audited financial statements for 6 months period ended 31.03.2002).

Earnings in foreign exchange by exports : Rs.317 Crores.

6 Foreign investments or collaborators, if any : Not Applicable.

II. Information about the appointees

1 Background details :

Mr. Sanjay S. Lalbhai, 49 years, is a Science graduate with a Master's degree in Business Management. He has been associated with the Company for almost 25 years and has been its Managing Director since the last 17 years.

Mr. Jayesh K. Shah, a commerce graduate and Chartered Accountant has been in employment with the Company since 1st July, 1993 and prior to his employment with the Company he was associated with group companies for seven years.

2 Past remuneration :

- Mr. Sanjay S. Lalbhai :

Particulars	FY. 01-02 (6 months)	FY. 00-01 (18 months)
Salary	Rs.1,90,500	Rs. 5,71,500
Perquisites	Rs.1,75,318	Rs. 5,71,500
Total	Rs.3,65,818	Rs.10,26,761

Note : Remuneration includes contribution to Provident Fund and Superannuation.

- Mr. Jayesh K. Shah: Since he will be paid managerial remuneration for the first year commencing from 20th November, 2002, details of past remuneration are not applicable.

3 Job profile and their suitability :

- Mr. Sanjay S. Lalbhai has been appointed as the Managing Director of the Company and he will be in charge of its overall management subject to the direction, supervision and control of the Board of Directors of the Company.
- Mr. Jayesh K. Shah is proposed to be appointed as the Director and Chief Financial Officer of the Company and he will carry out such duties as may be entrusted to him by the Managing Director but subject to supervision and control of Board of Directors, from time to time.

Taking into consideration their qualifications and expertise in the relevant fields, they are suited for the responsibilities assigned to them by the Board of Directors.

4 Remuneration proposed: Since the same have been already explained in detail hereinabove, the same are not repeated.

5 Comparative remuneration profile with respect to industry, size of the company, profile of the position and person (in case of expatriates the relevant details would be w.r.t. the country of his origin) :

Considering the size of the Company, the profiles of Mr. Sanjay S. Lalbhai and Mr. Jayesh K. Shah, the responsibilities shouldered by them and the industry benchmarks, the remuneration proposed to be paid to them is commensurate with the remuneration packages paid to similar appointees in other companies.

6 Pecuniary relationship directly or indirectly with the company, or relationship with the managerial personnel, if any:

Besides the remuneration proposed, Mr. Sanjay S. Lalbhai does not have any pecuniary relationship with the Company and its managerial personnel.

Besides the remuneration proposed, Mr. Jayesh K. Shah does not have any pecuniary relationship with the Company and its managerial personnel.

III. Other Information

1. Reasons of loss or inadequate profits :

Downslide in Denim markets, eroding Denim margins, time and cost overruns in project implementation, heavy interest charges and depreciation coupled with high costs of inputs like cotton and naphtha resulted in losses in previous financial years.

2. Steps taken or proposed to be taken for improvement and expected increase in productivity and profits in measurable terms:

With a view to regaining its financial health, the Company undertook restructuring of its debts in a comprehensive manner. It has now successfully completed the Restructuring of its debts and its Scheme of Arrangement with certain creditors has since been approved by the High Court of Gujarat.

The Company's debt has reduced by around Rs. 1050 crores i.e. approximately 40% of its total debt. The networth of the Company has increased by almost 100% and its interest burden has gone down significantly from Rs. 360 crores to Rs. 170 crores per annum. Further, the Operating Performance of the Company is improving on account of higher realisations being achieved in Denim and lower costs of cotton and naphtha. All these factors are expected to increase the profitability of the Company.

e) The Board commends the resolutions at Item Nos. 6 & 7 for your approval.

The Drafts of Agreement to be entered into between Mr. Sanjay S. Lalbhai and the Company for variation of his remuneration and Agreement to be entered into with Mr. Jayesh K. Shah as well as the Agreement dated 31st January, 2000 executed by the Company with Mr. Sanjay S. Lalbhai are available for inspection by the shareholders at the Registered Office of the Company during business hours on any working day.

Since the resolution at Item No. 6 relates to payment of remuneration to Mr. Sanjay S. Lalbhai, he is deemed to be concerned or interested in the said resolution. Since the resolution at Item No. 7 relates to payment of remuneration to Mr. Jayesh K. Shah, he is deemed to be concerned or interested in the said resolution. None of the other Directors of the Company is, in any way, concerned or interested in the resolutions.

The above explanatory statement sets out an abstract of material terms of the contract with Managing Director and the Wholetime Director and hence the same may be treated as an abstract of memorandum of interest in accordance with Section 302 of the Companies Act, 1956.

Item No. 8

Section 309 of the Companies Act, 1956 permits the payment of remuneration to a Director who is neither a Wholetime Director, nor a Managing Director of a Company, by way of commission not exceeding 1% of the net profits of the Company, if the company authorises such payment by a Special Resolution at the General Meeting of the Company.

The Members are informed that the Company has inducted Independent Directors on its Board from various industries and professions whose guidance and expert knowledge would be of tremendous help to the Company. In view of the increased demands on Non-Executive Directors' participation in Board and Committee Meetings and the higher responsibilities they are expected to bear in the interest of higher level of excellence in Corporate Governance, it is proposed to pay to them commission not exceeding 1% of the net profits of the Company and in case of loss or inadequacy of profits it is proposed to pay to them a minimum sum of Rs. 30 lacs per annum for each year for a period of 5 years commencing from 1st January, 2003 with the approval of the Central Government as may be required.

The payment of remuneration by way of commission to Non-Executive Directors will be in addition to the sitting fees of Rs. 5,000/- payable to them for attending each meeting of the Board/Committee.

The Board commends the resolution at Item No. 8 for your approval.

The Directors of the Company may be deemed to be concerned or interested in the resolution to the extent of remuneration that may be received by them.

Item No. 9

With liberalisation and opening up of the Indian economy, the country's business environment has become increasingly competitive. It is, therefore, considered imperative that appropriate measures be adopted by the Company for attracting and retaining qualified, talented and competent personnel. An Employee Stock Option Scheme ("the ESOS" or "the Scheme") is internationally recognised as a tool for this purpose. It is designed to foster a sense of ownership and belongingness amongst the employees by aligning their interests with those of the Company and its shareholders so as to enhance shareholder value. ESOS also provides an opportunity to employees to share in the Company's growth.

The Securities and Exchange Board of India (SEBI) has introduced a comprehensive set of regulations known as SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 (the Regulations). Pursuant to the Regulations, the Company proposes to introduce an ESOS for the benefit of the permanent employees of the Company and its Directors (present and future) in accordance with the aforesaid Regulations issued by SEBI. The Scheme will be under the superintendence of and be administered by the Remuneration Committee of the Board, the majority of whose Members are Independent Directors. The Remuneration Committee will formulate the detailed terms and conditions of the Scheme including:

- Number of options to be granted to any employee, and in the aggregate;
- Terms on which the options will vest;
- The conditions under which options vested in employees may lapse;
- The exercise period within which an employee should exercise the option, and lapsing of option on failure to exercise the option within the exercise period;
- The specified time period within which the employee shall exercise the vested options in the event of termination or resignation of the employee;
- The right of an employee to exercise all the options vested in him at one time or at various points of time within the exercise period;
- The procedure for making a fair and reasonable adjustment to the number of options and to the exercise price in case of rights issues, bonus issues and other corporate actions;
- The grant, vesting and exercise of option in case of employees who are on long leave;
- Procedure and mechanism for cashless exercise of options;
- Lock-in period for the shares issued pursuant to exercise of the options; and
- Any other related or incidental matters.

The salient features of the proposed ESOS are as under:

(a) The total number of options to be granted

The total number of options that may, in the aggregate, be granted shall not exceed 1% of the total issued equity capital of the Company as at 31st March, 2002 (i.e. 17,59,624 Equity Shares).

(b) Identification of classes of employees entitled to participate in the ESOS

Persons who are "employees" of the Company including Directors, as defined in the Regulations for the time being in force, and as may be decided by the Remuneration Committee from time to time.

The class of employees eligible for participating in the ESOS shall be determined on the basis of the grade of the employee, length of service, his role and contribution to overall performance of the Company, the performance of Profit Centre/Division to which he belongs, merit of the employee, future potential contribution by the employee, sense of loyalty and/or such other criteria as may be decided by the Remuneration Committee in its sole discretion from time to time.

The options granted to an employee will not be transferable to any person and shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

(c) Requirement of vesting and period of vesting

Vesting of options may commence after a period of not less than one year from the date of grant. Vesting may occur in one or more tranches, subject to the terms and conditions of vesting, as may be stipulated by the Remuneration Committee in its sole discretion.

(d) Exercise Price or Pricing Formula

The Exercise price for the purposes of the grant of options will be decided by the Remuneration Committee at the time of the grant of options to an employee and shall not be less than the par value of the Company's equity share. The Exercise price shall be calculated based on the weighted average of the daily market price of the Company's equity shares quoted on the Stock Exchange, Mumbai, or the National Stock Exchange of India Limited during such period as may be determined at the time of the grant by the Remuneration Committee.

(e) Exercise Period and the process of Exercise

The exercise period may commence from the date of vesting and will expire not later than 3 years from the date of vesting or such other period as may be decided by the Remuneration Committee from time to time.

The options will be exercisable by the employees by a written application to the Company to exercise the options in such manner, and on execution of such documents, as may be prescribed by the Remuneration Committee from time to time.

The options will lapse if not exercised within the specified exercise period. The options may also lapse under certain circumstances even before expiry of the specified exercise period.

(f) Appraisal Process for determining the eligibility of employees of the Scheme

The appraisal process for determining the eligibility of the employee will be specified by the Remuneration Committee, and will be based on criteria such as the grade of the employee, length of service, performance record, merit of the employee, future potential contribution by the employee, and/or any such other criteria that may be determined by the Remuneration Committee in its sole discretion.

(g) Maximum number of options to be granted per employee and in the aggregate

The maximum number of options granted per employee will not exceed 1,00,000 shares. The aggregate of all such grants shall not exceed 1% of the issued and outstanding equity shares of the Company as on 31st March, 2002.

The Securities may be allotted directly to the eligible employees/directors or in accordance with a scheme framed in that behalf through any appropriate mechanism including a trust or other entity which may be set up for that purpose, and such scheme may also contain provisions for providing financial assistance to the employees/trust/entity to enable the employees/trust/entity to acquire, purchase or subscribe to the Securities.

The Company will conform to the accounting policies specified in Clause 13 of the Regulations, and/or such other guidelines as may be applicable from time to time.

As the Scheme will entail further shares to be offered to persons other than existing shareholders of the Company, consent of the members is sought pursuant to the provisions of Section 81(1A) and all other applicable provisions, if any, of the Act, and as per the requirement of Clause 6 of the Regulations.

The Resolution at Item No. 9 accordingly seeks the consent of the shareholders pursuant to the provisions of Section 81 and other applicable provisions of the Companies Act, 1956 and as per the requirement in terms of Clause 6.1 of the Regulations so as to enable the Company to introduce the ESOS and issue the equity shares in the manner set out therein. The said Resolution is an enabling Resolution authorising the Board/Remuneration Committee to introduce ESOS in the terms of the Regulations, if considered desirable or necessary.

The Directors commend the Resolution as set out at Item No. 9 for approval by the shareholders.

The Directors of the Company may be deemed to be concerned or interested in this Resolution to the extent of the options that may be offered to them under the Scheme.

Item No. 10

Presently the Company's securities are listed on the following 6 Stock Exchanges in India :

1. The Stock Exchange – Ahmedabad (Regional Stock Exchange)
2. The Stock Exchange – Mumbai
3. National Stock Exchange of India Ltd.
4. The Delhi Stock Exchange Association Ltd.
5. Calcutta Stock Exchange Association Ltd.
6. Bangalore Stock Exchange Ltd.

The Company's Global Depository Shares are also traded on the Luxembourg Stock Exchange abroad.

With the networking of centres of the Stock Exchange, Mumbai and National Stock Exchange of India Limited, the members of the Company have access to online dealings in the securities of the Company across the country. A small number of members are located in the region where Delhi Stock Exchange Association Limited, Calcutta Stock Exchange Association Limited and Bangalore Stock Exchange Limited are situated and trading volume on the said Stock Exchanges in the Company's securities is negligible. Further the trading volume of the Company's securities on its Regional Stock Exchange viz. The Stock Exchange - Ahmedabad is also very low. Hence it is proposed to delist the Company's securities from these four Stock Exchanges. Such delisting will not adversely affect any investor including members located in the regions where the said Stock Exchanges are situated since they will continue to be able to trade on the Stock Exchange, Mumbai and National Stock Exchange of India Limited.

In accordance with the current SEBI regulations for voluntary delisting of the company's securities, delisting is permitted after obtaining members' approval by way of a special resolution. Under these regulations voluntary delisting of company's securities is permissible from all Stock Exchanges other than the Regional Stock Exchange. The Committee on Delisting of Shares set up by SEBI under the convenorship of Mr. Pratip Kar, Executive Director of SEBI has, in its final Report submitted to SEBI, recommended that Companies should not be made to compulsorily remain listed on any Stock Exchange merely because it is a Regional Stock Exchange and hence delisting from the Regional Stock Exchange should also be permitted. Since the Company expects that the recommendations of the above Committee will be accepted by SEBI, it is proposed to pass a special resolution as set out in Item No. 10 authorising the Board to delist the Company's securities from the four Stock Exchanges mentioned in the said resolution. As and when the recommendations of the Committee are accepted by SEBI, the Board of Directors will take necessary steps for delisting.

The Board commends the resolution for acceptance by members. None of the Directors of the Company are concerned or interested in any manner in the said resolution.

Registered Office :
Naroda Road
Ahmedabad-380025
Date : 20th November, 2002

By Order of the Board
ARVIND N. LALBHAI
Chairman

DIRECTORS' REPORT

To the Members,

Your Directors are pleased to present the Annual Report along with the Audited Financial Statements for the period from 1st October, 2001 to 31st March, 2002.

1. **FINANCIAL RESULTS**

The highlights of the Financial Results are given below :

		Rs. in Crore
	2001-2002 (6 Months)	2000-2001 (18 Months)
Turnover & Other Income	**713.40**	1875.64
Profit/(Loss) before Depreciation, Interest, Extraordinary items & Taxation	**152.55**	200.75
Less : Net Interest	**58.25**	478.33
Gross Profit/(Loss) after Interest & Finance costs but before Extraordinary items, Depreciation & Taxation	**94.30**	(277.58)
Less : Depreciation	**74.04**	221.90
Add : Extraordinary items	—	—
Profit/(Loss) before Tax	**20.26**	(499.48)
Less : Taxation	—	—
Net Profit/(Loss) for the year	**20.26**	(499.48)
Balance in Profit & Loss Account	**(630.89)**	(140.63)
Add : Transfer from Debenture Redemption Reserve	**20.20**	—
Add : Transfer from General Reserve	**32.59**	—
Add : Transfer from Investment Allowance Reserve	—	0.22
Add : Transfer from Investment Allowance (Utilised) Reserve	—	9.00
	(557.84)	(630.89)
Less : Set off Against Reconstruction Reserve	**456.63**	—
Balance available for appropriation	**(101.21)**	(630.89)
Your Directors appropriate the same as under :		
Transfer to Debenture Redemption Reserve	—	—
Interim Dividend on Preference Shares	—	—
Tax on Interim Dividend	—	—
Proposed Dividend	—	—
Tax on Proposed Dividend	—	—
Balance carried forward to next year	**(101.21)**	(630.89)
Total	**(101.21)**	(630.89)

The Company decided to close the accounts as on 31st March, 2002 i.e. for a period of 6 months starting 1st October, 2001 to 31st March, 2002. As a result the figures for the period under review are not comparable with those of the previous period, which comprised of a period of 18 months starting 1st April, 2001 to 30th September, 2002.

2. **DIVIDENDS**

Your Directors do not recommend any dividend on Preference Shares or Equity Shares for the period under review, considering the accumulated losses of the Company.

3. **OPERATIONS**

Sales and Operating Income for the 6 months period ended 31st March, 2002 was Rs. 699 crore as compared to Rs. 1856 crore for the period of 18 months ending on 30th September, 2001 resulting in an annualized growth of 13%. Operating Profit (EBIDTA) for the period ended 31st March, 2002 is Rs.138 crore as against Rs. 181 crore for the period ended 30th September, 2001 with annualized growth at 129%.

The Company has earned Profit Before Tax of Rs. 20.26 crore after meeting Interest & Finance Charges of Rs. 58 crore & Depreciation of Rs. 74 crore for the period ended 31st March, 2002 as compared to Net Loss of Rs. 500 crore for the period ended 30th September, 2001.

Improvement in the Operating Performance during the period under review is attributed to higher and improved realisation for Denim, lower cost of main inputs viz. cotton & fuel for power and steam and sharp reduction in interest cost as a result of successful completion of debt restructuring exercise of the Company.

The revenue from Denim business grew by 19% on annualized basis for the period ended 31st March, 2002 to Rs. 447 crore against Rs. 1126 crore for the period ended 30th September, 2001. Out of total revenue growth of 19%, price realisation contributed 16%, with improvement in average price realisation from Rs. 82.86 to Rs. 95.73, while contribution of Volume growth has been 3% moving up to 46.73 million meters.

Revenue from Shirting business has marginally improved by 2% on annualized basis to Rs. 125 crore for the period ended 31st March, 2002 as against Rs. 368 crore for the period ended 30th September, 2001, volume growing by 4% on annualized basis to 12.00 million meters from 34.55 million meters, while price realisation remained unchanged.

Knit business witnessed growth in revenue of 34% on annualized basis to reach Rs . 38 crore for the period ended 31st March, 2002 from Rs. 86 crore for the period ended 30th September, 2001.

The successful closure of the debt-restructuring scheme has benefited the Company reducing its debt substantially resulting in sharp reduction in interest cost. Besides, utility costs of power and steam were lower due to lower average price of fuel for captive co-generation power plant. Naphtha price ruled at an average of Rs. 12.3 per Kg. for the period under review against Rs. 14.1 per Kg. for the 18 month period ended 30th September, 2001. Cotton prices also were maintained favourably and low during the period under review, benefiting Denim business the most.

The Company is actively pursuing the strategy of moving up in the value chain and increasing garmenting capacity in phases. This strategy will benefit the Company of top-line growth coupled with higher operating margins. Company has already set up its shirting garment export to about 2.4 million pieces annually and steps are being taken to expand knits' garmenting four-fold from current 8000 pieces per day to 32000 pieces per day by end of next financial year.

Product differentiation through design and development will continue to be the focus and will be pursued as a long-term strategy for Denim business to maintain leadership and higher realisation.

DIRECTORS' REPORT (CONTD.)

4. **STATUS OF DEBT RESTRUCTURING**

The Directors are pleased to inform the members that after a long process lasting for more than two years, the Company has successfully concluded its Debt Restructuring programme. The Scheme of Arrangement with certain Creditors ("Scheme") filed by the Company in terms of Section 391 of the Companies Act, 1956 has been sanctioned by the Hon'ble High Court of Gujarat and has become effective. The terms and conditions of the Scheme bind the Company as well as lenders whose debts are covered thereunder.

The Scheme contained two basic options for the Lenders viz. "Debt Buy-back" and "Debt Restructuring". While the "Debt Buy-back" option entailed substantial relief and concessions in the form of remission of a part of principal amount of debt recoverable and waiver of all accrued interest and other charges if any due from the Company, the "Debt Restructuring" option to the Lender envelopes rescheduling of due principal amount, reduction in the rate of interest as also waiver of accrued interest and other charges.

As per the election made by the lenders, the Company has made payments of Buy-back consideration to lenders who opted for Debt Buy-back and payment of interest to the lenders who opted for Debt Restructuring required to be made under the Scheme.

Upon conclusion of Restructuring, the Company's debt has reduced by around Rs. 1050 crore i.e. by approximately 40% of its total debt. Its debt equity ratio that stood at 4:1 at the end of the previous year improved to 1.3:1 at the end of the year under review. The Networth of the Company has increased by almost 100%. Interest burden per annum has also gone down significantly from Rs. 360 crore to Rs.170 crore, signifying a favourable impact on the Company's profitability.

5. **FIXED DEPOSITS**

The Company does not invite any fixed deposits. Out of the outstanding fixed deposits, the Company has repaid deposits amounting to Rs. 2.66 crore during the period under review. Fixed Deposits amounting to Rs. 0.14 crore which were due for repayment were lying unclaimed by 121 depositors as on 31st March, 2002.

6. **SUBSIDIARIES**

The results of Subsidiary Companies are attached to this Report alongwith the statement pursuant to Section 212 of the Companies Act, 1956.

7. **DIRECTORS**

During the year under review, State Bank of Saurashtra has nominated Mr. C.K. Mehrotra as a Nominee Director on the Board of the Company in place of Mr. G.U. Vora with effect from 25th February, 2002.

Subsequent to the close of financial year on 31st March, 2002 following changes have occurred in the Board of Directors of the Company.

Mr. Balaji Swaminathan and Mr. S. Sridhar have been appointed as Nominee Directors on the Board of the Company by ICICI Bank Ltd. w.e.f. 30th September, 2002 and by Export Import Bank of India, w.e.f. 8th October, 2002 respectively.

Mr. Arvind N. Lalbhai has resigned as Managing Director w.e.f. 20th November, 2002 but he continues to be Chairman and Director on Board of Directors of the Company.

Dr. Prabodh M. Desai, Mr. J.C. Shah, Mr. Shailen H. Desai, Mr. J.P. Shah, Mr. V.L. Mote and Mr. Naishadh I. Parikh, have resigned as Directors of the Company.

Mr. Jayesh K. Shah, Mr. Deepak Satwalekar, Ms. Rama Bijapurkar, Mr. Jaithirth Rao have been appointed by the Board as Directors w.e.f. 20th November, 2002 to fill the casual vacancies caused due to the above resignations.

Mr. Jayesh K. Shah has been appointed by the Board of Directors as Wholetime Director with the designation of Director and Chief Financial Officer w.e.f. 1st December, 2002. His appointment is subject to the approval of members at the ensuing Annual General Meeting.

At this Annual General Meeting, Mr. Arvind N. Lalbhai and Mr. Sanjay S. Lalbhai, Directors of the Company, retire by rotation and being eligible seek re-appointment. Further, at the said meeting, Mr. Jayesh K. Shah and Mr. Deepak Satwalekar are proposed to be appointed as Directors pursuant to the provisions of Section 257 of the Companies Act, 1956.

8. **CORPORATE GOVERNANCE**

A separate report on Corporate Governance and a Management Discussion and Analysis Report form part of the Annual Report of the Company.

A certificate from the Auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is annexed to the Report on Corporate Governance.

9. **RESPONSIBILITY STATEMENT**

The Directors confirm that:

1. In the preparation of the annual accounts, the applicable accounting standards have been followed. There are no material departures from the applicable accounting standards.
2. Such accounting policies have been selected and applied consistently and such judgements and estimates have been made as are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year ended on 31st March, 2002 and of the profit of the Company for that period.
3. Proper and sufficient care has been taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4. The statements of accounts for the period ended on 31 March, 2002 have been prepared on a going concern basis.

10. **INFORMATION REGARDING CONSERVATION OF ENERGY ETC. AND EMPLOYEES**

Information required under Section 217(1)(e) of the Companies Act, 1956 read with Rule 2 of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and under Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975, as amended from time to time, form part of this report. However, as per the provisions of Section 219 (1)(b) (iv), the report and accounts are being sent to all shareholders of the Company excluding the information relating to conservation of energy, technology absorption and foreign exchange earning and outgo, and the statement of particulars of employees. Any shareholder interested in obtaining such particulars may inspect the same at the Registered Office of the Company or write to the Secretary for a copy.

11. **ACKNOWLEDGEMENT**

Your Directors are sincerely thankful to the Company's lenders including Indian Financial Institutions, Commercial Banks, Overseas Banks and Financial Institutions for their continued understanding and support to the Company during the long process of Debt Restructuring and turnaround of the Company and especially in making the Debt Restructuring programme successful.

Your Directors also place on record their appreciation for the support from their vendors, buyers and the employees of the Company, who demonstrated patience and resilience during the difficult time and extended full support and cooperation during the process of turnaround to the Management of the Company.

12. **AUDITORS**

The Auditors, Sorab S. Engineer & Co., retire and offer them for reappointment. It is proposed that Sorab S. Engineer & Co., be re-appointed as auditors of the Company. You are requested to appoint the auditors and fix their remuneration.

By Order of the Board

ARVIND N. LALBHAI
Chairman

Ahmedabad, 20th November, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

The Arvind Mills Limited (The company) is one of the leading and largest cotton textile manufacturers and exporters in India. The Company's principal business comprises of manufacturing and marketing of cotton textile fabrics broadly classified into product groups of Denim, Shirting, and Knitted fabric. These multiple product groups are segments textiles. The Company also handles business of cotton yarn and knitted & woven garments. Main contributors to revenues are these textile products. The discussion on industry structure, prospects and competition is hence presented product-category wise.

PRODUCT GROUP: DENIM

Industry Structure

The domestic market for denim fabric ranges between 65-70 MMPA whereas, the total denim production capacity in India is over 220 MMPA.

Global denim capacity has increased significantly from 1.91 Billion Meters in 1992 to 4 Billion Meters in 1997. Capacity increase during the period was concentrated in the Far East, South America and South East Asia. North America and Europe have not witnessed any significant increase in capacity.

The international demand for Denim has regained and is fairly buoyant and is instrumental for the revival of the industry. Last 3 to 4 years has witnessed slowing down of demand and suffering from the oversupply. New capacities created in anticipation of growing demand, brought down the price-realizations up to 30%, touching all time low. The highest denim consuming country, USA was passing through recession with an overall economic slowdown with US denim mills opting to downsize.

The learning from the downturn of Denim for the industry has been quite useful in evolving strategy and developing plans on product development and marketing strategy. The three key learning that emerged from the global market were

- Shift of consumer preference to lighter cotton fabrics like Chinos, Gabardines etc.
- Moving to import of finished garments from import of fabric in US and EU markets and
- Standard denim fabric being viewed as a commodity.

Several denim mills based on the above findings have initiated action and are investing in product development with a view to innovate to differentiate and offer consumers something different and a fashion fabric. In the recent past, in the last two years, World demand of Denim products started growing at 8-9%. Moreover, international market was seen shifting towards Europe, where the demand is fashion-driven, requiring differentiated products offering premium pricing for innovative and differentiated products. The new trends have affected denim fabric exports directly to EU & US from India.

Prospects

The situation has remarkably changed and denim is again back in fashion since early 2001. Demand for Denim has increased in domestic as well as international market. The resurgence of Denim can be attributed to the responsiveness of the industry to innovate and offer differentiated products. This move has helped reposition denim fabric and enlarge its end uses. Denim is now being extensively used for ladies and kids wear and is no longer identified merely as a fabric for "a pair of five pocket male jeans".

In the domestic market, the company leads the industry with a market share of 65%. The company has chosen to focus on the export market to take advantage of the worldwide demand-supply coupled with its sheer capabilities to innovate. Denim being viewed and positioned as a fashion product rather than a commodity, the global market is currently centered around the fashion-conscious Europe. The Far East, comprising of Korea, Malaysia, Philippines and other East Asian countries, is a new market, which has also experienced growth recently.

Price realizations of denim have increased as a result of the new improved product mix, their appropriate positioning in the market and the overall macro-economic and geographical developments that have taken place.

In international markets, Europe and USA drive the demand for garments. Denim-made in US is turning out to be cost prohibitive. At the same time, the relatively newer producers like Mexico and the CIS countries have started losing their competitive advantages despite enjoying certain special benefits. On other hand, Asian mills continue to remain competitive on account of cost as well as quality of supply. This has immensely benefited Asian Denim manufacturers particularly India. These macro level developments have led to increase in competition amongst Asian mills to maintain and improve on their share in US and EU markets..

The high fashion high technology segment consists of innovative products like Core-spun stretch, multi-colour denim and products that use fancy yarns, other natural and man-made fibers, metallic yarn, surface coating, application of novel fibers like Tencel, T400, Coolmax, etc. As far as denim garments are concerned, chinos, cargo pants and carpenter pants are finding increasing favour among high-end consumers.

Competition

Internationally, the Company encounters competition from China, Indonesia, Hong Kong, Turkey, Brazil, Italy etc. although comparable players are primarily U.S. based Denim makers (excepting the one in Brazil).

The Company as such dominates the domestic market with 50% of denim manufacturing capacity and balance dispersed amongst other players with capacities ranging between 8 to 16 MMPA. These companies compete mainly in standard or traditional Denim on account of their relatively smaller scale of operations and constraints to invest in technology and development of new products.

With the upgradation of productmix, the Company has also moved up the ladder of its customer profile moving away from the trade, which relies more on spot orders. The business is now focussing on catering to the requirement of established brands like Levi's, GAP, Nautica in US market and NEXT, M&S, Diesel, Mustang etc. in EU market making business more predictable.

PRODUCT GROUP: SHIRTING

Industry Structure

The estimated global market size of High Value Cotton Shirting Fabrics (HVCS) is about 1200 million meters with USA, EU, and Japan as the main consumers and Taiwan, India, Indonesia, China, Hong Kong,Western Europe and USA as main producers. The major entry barrier is in the form of large capital investment, intricate manufacturing technology and selection of technology.

USA is one of the largest markets for shirts and shirting fabric. Imports of cotton shirts into USA are on the rise and the trend shows an increased outsourcing of readymade garments instead of fabric. Fareast, Southeast, South Asia and Central America dominate the supply of cotton shirts to USA. India and Bangladesh are among the major suppliers. US has invested in cotton mills and garment parks in Mexico and Caribbean Basin, but their focus is on Bottom-weights and knitwear and are expected to move in to shirts due to advantage over other exporting countries.

The production capacity with the mill sector for HVCS is 65 million meters. India has a large quota for shirts for export to the US and EU. The current size of domestic market of HVCS is around 35 million meters, out of which 5 million meters is for domestic consumption and the balance is for export production of readymade garments. Domestic consumption is growing rapidly at about 25% per annum. India's competitive strength in the manufacturing of wide range of cotton shirting is perhaps unmatched globally. The country is expected to take advantage of this strength after the disbanding of the quota regime by the end of 2004.

As the preference is moving more towards complete packaged garments instead of fabric, large textile mills are vertically integrating expanding facilities to garmenting. The company has already forecasted the trend and strategically moved in to garmenting operations.

Prospects

As vertical integration is going to be a key strategy, fabric manufacturers are moving up the value chain and started offering complete packaged garments to earn higher margins through higher value addition. Most of the leading international brands, buying-houses and retailers, who are present in India to source their requirement, procure fabric, convert into Shirts in India and export the finished garments to the respective locations. India is thus expected to benefit from the disbanding of the quota regime in 2005, both in the field of Textile and Garments.

Competition

The Company is the largest and dominant player with a production capacity of 34 million meters per annum. The company is well placed in terms of offering variety of shirting, ranging from yarn dyed, piece dyed, indigo dyed and with all possible shades and designs of checks, stripes and plains. In the Indian market, it faces little competition, as there are only a few domestic producers in the organized or mill sector. The company has an edge over competition on account of contemporary technology, flexibility in sourcing raw materials and capability to develop and manufacture differentiated products for global brands/buyers.

Internationally, the company competes with textile units from China, Hong Kong, Turkey, Taiwan, Austria, Italy and Portugal etc. The company has progressed to integrate vertically and has entered the garmenting business, which provides a unique advantage to attract the large brands or buyers.

PRODUCT GROUP: KNITS

Industry Structure

Knitted fabric and knitted garments are one of the fastest growing segments within textiles and have gained acceptance as a fashion and a premium casual wear, thus making it the most promising product group within the textile industry. However, the knitting industry has its own unique characteristics with buyers preferring to have suppliers in close proximity. Knit garmenting generally happens close to knit fabric production. Garment trade, hence, dominates the knits business. The industry being reserved for small scale, the organized sector of the knitwear industry consists of large and modern spinning and knit fabric units producing a variety of cotton and cotton blended knitted fabrics. Otherwise the industry is fragmented largely in small and tiny sector.

USA and UK are the largest importers of knitted garments at about 92000 tons and 32000 tons respectively. As a strategic move, USA has shifted most part of production facilities to nearby countries and entered into an agreement, which has resulted into strong regional consolidation in favor of NAFTA (North American Free Trade Agreement) and CBI (Caribbean Basin Initiative) countries. Currently import from CBI and NAFTA countries grow at about 40%, which may slowdown after 2004. The Company anticipates that Asian suppliers will have a natural preference due to cost advantage by Asian suppliers, both for US and EU markets. Domestic market for knits is small, partly unorganized but on fast track of growth. The consumption pattern of cotton knit fabric is primarily for domestic use as hosiery at 69% of volume, 2% fabric exports and 29% for export production of finished garments. Cotton knit fabric exports have been on the decline since last 3 years due to the increased conversion of the knit fabric into garments for exports.

Prospects

The Knits sector in the Textile and Apparel Business worldwide is consistently showing a promising future. US retail data for the year 2000-01 reflects that 53% of the retail sales in apparel business is in the Knit apparel category. This has grown up to this level from a mere 38% in 1993-94 with a CAGR of ~5% in a matured market of US.

With the quota being dismantled by 2005, China and India are being viewed as very serious cotton apparel suppliers to the world. Although export of readymade garments did show a little fall in 2001, performance of the industry has marginally improved and showing signs of recovery. Exports during January-March 2002 have increased by 0.85% as against the previous corresponding period, but, value plummeted by 5.33% from Rs. 6170 Crore to Rs. 5841 Crore.

In India, the knitwear industry is poised to follow the international trends and it is estimated that it will grow at 25% per year for the next 5 years. The up-trend is already visible in terms of the speed with which European and US brands are setting up offices in India.

Competition

Currently from Indian perspective, the competition for the basic / commodity products is coming from the unorganized sector based at Tirupur, Bangalore, Delhi and Ludhiana. With the buyers' requirements on the products performance, environmental and social / labour standards getting stringent, the organized and vertically integrated units gain a lot over their traditional competitor.

The competition really becomes limited for vertically integrated companies, which are in a position to develop & produce high quality fabric and offer "one stop shop" garment package requirements of brands. Based on the capability to produce the entire spectrum of differentiated products like mercerized, stretch, indigos and all types of yarn dyed structures and specialized finishes, the company has an advantage and preferred by big brands and buyers across the globe.

As regards international competition, industry sources reveal that general uncertainties, non-meeting of delivery schedules, natural calamities, delay in delivery schedules etc. by many Asian Suppliers has shifted preference in favour of India's Knitwear Industry. In addition to this, faster movement in exports of T-shirts and trousers to USA indicate that the recovery of USA economy is in the offing. This, coupled with the encouraging performance of the European Union in the last two months, is a signal of better times ahead.

OPPORTUNITIES AND THREATS

Opportunities

Recent worldwide demand of Denim offers opportunity to the Company to penetrate the existing markets, increase width & depth of the markets and reach the unexplored markets. The Company is ready to encash this opportunity with their acquired and sharpened capability of product development and the large scale operations.

Exports can be routed through South Asian countries for Shirting and Knits packaged garments. The Company is also exploring opportunities in Madagascar, Mauritius, Jordan, Egypt, Kenya etc. for garmenting operations. A large potential exists in domestic market, to develop knitwear as semi-formal, loungewear, sleepwear etc., as there is no major threat of competition to compete in this product group.

There are now four fashion cycles a year and each fashion cycle offering opportunity for new collection. Cotton over a period of time, Cotton fabrics and garments has acquired the position at high end with 45% share in world's fiber consumption.

The company with its state of the art manufacturing facilities for Textile and an early initiative in setting up garment-manufacturing facilities as part of the vertical integration strategy is well placed to harness the world potential of Textile and garment business after quota phase out.

Threats

Although the demand for denim is currently at the peak, the demand is susceptible to the risk of sudden change in fashion or preference leading to an unexpected downturn. However, the company is better equipped today to minimise the impact of such a situation mainly because of long and rich experience, global scale of operation and capability to offer unique, differentiated and value added products.

Imports of Textiles may increase, but import may be more for blended and man made fiber based textile. In fact, India where the fiber consumption is far below the world average, perhaps import may expand the market if low value textiles are imported in the country. Knit fabric and garments are most susceptible to changes in fashion and preferences. However concurrent presence in international and domestic market may partly hedge the risk of changes in fashion and preferences. Domestic market will further experience deregulation and dereservation adding to the opportunities.

The company's dependence on the main inputs viz. Cotton and Naphtha is high and any adverse change in their availability and prices can affect the company's performance significantly. Company monitors and keeps a close watch on their availability and price trends and is capable of reacting at a short notice for safeguard action.

INTERNAL CONTROL SYSTEMS

The company has special team focusing on budgets and its controls. Each business unit or division prepares its Budget for the year, which are reviewed along with performance and achievements on month-to-month basis and corrective actions wherever needed are taken to ensure compliance and performance. Company has also adopted Enterprise Resource Planning (ERP) based on SAP modules and since its implementation 3 years ago, is fully implemented across the Company. The Company also reviewed its internal control systems and is continuously updating the same. Considering the size and the operations of the company, the control systems are adequate to meet the needs and the purpose.

The Company has its own Management Audit Team of qualified professionals that works with internal auditor, monitors and checks the efficiency of systems and compliance.

DEVELOPMENTS ON HUMAN RESOURCE / INDUSTRIAL RELATIONSHIP

The Company promotes open and transparent way of working. Company values its human resource and believes in the unlimited potential of every human being. The Company has created a corporate culture that nurtures individual talent and infuses a spirit of entrepreneurship.

Under the scheme, the company is broadly classified into business divisions and each business division has been allocated targets. By introducing such a scheme the company is set to provide a platform to enhance teamwork, to build business focus, to create performance driven culture, to enhance profitability by optimum utilization of resources and to sustain competitive advantage and thus emerge as a leader within the industry.

The Company in its desire to foster excellence and reward those who perform have introduced profit linked reward scheme for each business activity. The main purpose of the scheme is to create a performance and profit driven culture and simultaneously create an environment to enhance teamwork and build business focus.

FINANCIAL PERFORMANCE AND OUTLOOK

Sales and Operating Income for the six months' period ended 31st March 2002 were Rs. 699 crores. Export Sales, were 55% of total sales for six months' period ended 31st March 2002. Revenues in six months' period ended 31st March 2002 has increased mainly on account of increased price realizations of denim. Denim contributes 64% of the total revenue and continues to be the leading revenue earner for the Company. The share of each product group is shown in the graph.


Denim 64%
Shirting 17%
Knits 4%
Yarn 8%
Others 7%

PRODUCTWISE SHARE IN REVENUE

Operating Profits (EBIDTA) in six months' period ended 31st March 2002 is Rs. 160 crores. AML earned Profit before Tax of Rs 19 crores in six months' period ended 31st March 2002. Interest & Finance Charges were Rs. 68 crores and Depreciation was at Rs. 73 crores for six months' period ended 31st March 2002. The Company has posted Cash Profit of Rs. 92 crores for the period.

Improvement in the Operating performance during the six months' period under review is mainly on account of higher realizations from denim, lower cost of cotton and utilities. The sharp reduction in the interest cost is on account of successful completion of debt restructuring exercise. Quarterwise trend of operating profit is shown in the graph.


Rs. Crores
31.00
50.00
65.00
79.00
85.00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02

OPERATING PROFIT TREND

Improvement in denim market coupled with higher proportion of differentiated products has led to sharp rise in realisation of denim prices as shown in the adjoining graph. The company has made significant in-roads into some of the leading brands worldwide like Levi's, Gap, Mavi, Next, M&S etc. and looks at a long term relationship based on product innovations, quality supply and customized service with these brands. The company is well poised to fill in the vacuum created by some of the large denim manufactureres.


Prices in Rupee
Prices in US cent
233.3
252.9
262.2
226.4
185.4
168.5
175.8
194.8
94-95 95-96 96-97 97-98 98-99 99-00 00-01 01-02

DENIM PRICES TREND

The current appreciation of EURO is likely to benefit the company, as exports of fabrics to Europe are quite significant.

The company has expanded its garment packages export to about 2.4 million pieces per annum and will consolidate the business further by expanding the capacity and garment exports. The company sees the garment package business as one of the key growth drivers in the medium term.

The Company has its own captive power plants which operate on Naphtha. Being a petroleum product, Naphtha prices are influenced by OPEC. There has been considerable reduction in Power and fuel cost for the period under review. The overall reduction in cost of power & fuel is attributable to reductions in the naphtha prices and energy saving efforts. The Naptha price movement is shown in the graph.


Rate (Rs./Kg.)
Jan-01
Feb-01
Apr-01
May-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Mar-02

NAPTHA PRICES TREND

The outlook seems to be on an upward trend, but the company has covered naphtha to the extent of 60% of total requirement up to November 2002, which will hedge the company from volatile movements of Naphtha prices.

Cotton is an important raw material for the company. The sharp drop in the cotton raw material cost is due to lower prices of cotton and ongoing value engineering efforts by the company.

Cotton prices have shot up recently, both internationally and in the domestic market, by almost 30-35%. The current poor monsoon would negatively impact the sentiments in India further. However, the company has purchased cotton for the financial year at reasonable prices.

Favorable Denim market conditions and stronger EURO will help the textile industry during the current year. As Arvind has been able to purchase major raw materials at reasonable price its margins are likely to be protected for rest of the financial year.

Readers are cautioned that this discussion and analysis contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate," "believe," "estimate," "intend," "will," and "expected" and other similar expressions as they relate to the Company or its business are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their date. The following discussion and analysis should be read in conjunction with the Company's financial statements included herein and the notes thereto.

CORPORATE GOVERNANCE REPORT

COMPANY'S PHILOSOPHY ON CODE OF GOVERNANCE

Arvind has been practicing the principles of good corporate governance over the years. Corporate governance at Arvind does not only mean ensuring the compliance with regulatory requirements, but also means being responsive to aspirations of customers and expectations of the society. At Arvind, a customer has never been defined as a purchaser, but has always included every constituents that interacts with Arvind including its shareholders and other stakeholders. Arvind always strives for excellence in quality of goods and services with the twin objectives of enhancing customer satisfaction and shareholder value. The Board of Directors supports the broad principles of corporate governance and lays strong emphasis on transparency, accountability, and integrity. Given below is the report on corporate governance at Arvind.

Composition of the Board of Directors as at 31st March, 2002

Sr. No.	Name of Director	Executive/Non-executive/ Independent	No. of other Directorships in Public Limited Companies	No. of other Board Committees of which Member/ Chairman
1	Mr. Arvind N. Lalbhai	Executive – Chairman & Managing Director-Promoter	6	2 as Member
2	Mr. Sanjay S. Lalbhai	Executive – Managing Director-Promoter	11	nil
3	Mr. Naishadh I. Parikh	Non-executive, Independent	9	2 as Chairman & 2 as Member
4	Dr. V. L. Mote	Non-executive	5	2 as Chairman & 1 as Member
5	Mr. J. P. Shah	Non-executive, Independent	4	nil
6	Dr. Prabodh Desai	Non-executive, Independent	nil	nil
7	Mr. J. C. Shah	Non-executive, Independent	2	nil
8	Mr. Shailen Desai	Non-executive, Independent	nil	nil
9	Mr. B. S. Bedi	Non-executive, Independent – Nominee of IDBI	1	1 as Member
10	Mr. C .K .Mehrotra (w.e.f. 25/02/2002)	Non-executive, Independent – Nominee of SBS	1	1 as Chairman & 1 as Member

The following changes in the Board structure have taken place since 31st March, 2002;

- Mr. Balaji Swaminathan as a Nominee of ICICI Bank Ltd. and Mr. S. Sridhar as a Nominee of Export Import Bank of India were appointed as Directors on the Board w.e.f. 30th September, 2002 and 8th October, 2002 respectively.
- Mr. Arvind N. Lalbhai has resigned as Managing Director but he continues to be Chairman and a Director. w.e.f. 20th November, 2002.
- Dr. Prabodh M. Desai, Mr. J. C. Shah, Mr. Shailen H. Desai, Mr. J. P. Shah, Mr.V.L.Mote and Mr. Naishadh I. Parikh, have resigned as a Director of the Company.
- At the Board Meeting held on 20th November, 2002, the following Directors were appointed :
  1. Mr. Jayesh K. Shah in the casual vacancy caused by resignation of Dr. Prabodh M. Desai.
  2. Mr. Deepak M. Satwalekar in the casual vacancy caused by resignation of Mr.J.C.Shah.
  3. Ms. Rama Bijapurkar in the casual vacancy caused by resignation of Mr. Shailen H. Desai.
  4. Mr. Jaithirth Rao in the casual vacancy caused by resignation of Mr. J.P. Shah.

Consequent to the above changes, the Company as on the date of this Report, has 10 Directors, comprising 8 Non-Executive Independent Directors, 2 Executive Directors viz. 1 Managing Director and 1 Whole Time Director designated as Director and Chief Financial Officer.

Board Meetings

The Company places before the Board all the relevant and necessary information at their meetings such as production, sales, exports, review of product-wise business, any legal proceedings by or against the Company, share transfers, demat compliance, quarterly financial results, minutes of Audit Committee, Management Committee, Shareholders Grievance Committee and such other information.

During the period from 1st October, 2001 to 31st March, 2002, the Board of Directors met Twice on 30th October, 2001 and 11th February, 2002. The gap between two Board Meetings did not exceed the mandatory requirement of four months in Clause 49. The dates of Board Meetings were generally decided well in advance.
The Attendance of Directors at these Board Meetings and at the last Annual General Meeting was as under:

Sr. No.	Name of Director	Number of Board Meetings attended during the period 1st October, 2001 to 31st March, 2002	Whether present at the previous AGM
1	Mr. Arvind N. Lalbhai	2	Yes
2	Mr. Niranjan N. Lalbhai*	1	No
3	Mr. Sanjay S. Lalbhai	2	Yes
4	Mr. Samveg A. Lalbhai*	1	No
5	Mr. Naishadh I. Parikh	2	Yes
6	Dr. V. L. Mote	2	No
7	Mr. J. P. Shah	Nil	No
8	Dr. Prabodh M. Desai	2	Yes
9	Mr. J. C. Shah	1	No
10	Mr. Shailen Desai	1	No
11	Mr. B. S. Bedi	1	No
12	Mr. G. U. Vora**	1.	No
13	Mr. C.K. Mehrotra***	Nil	No

** Mr. Niranjan N. Lalbhai, Mr. Samveg A. Lalbhai, Managing Directors as well as Directors of the Company have ceased to be Managing Directors as well as Directors w.e.f. 12th December, 2001. ** Mr. G. U. Vora, Nominee Director of State Bank of Saurashtra has ceased to be Director w.e.f. 25th February, 2002. *** Mr. C.K. Mehrotra, Nominee Director of State Bank of Saurashtra, was appointed w.e.f. 25th February, 2002 and during the reporting period after his appointment, no Board Meeting was held.*

Audit Committee

The Audit Committee as originally formed by the Board of Directors on 31st March, 2001, was reconstituted by the Board of Directors on 20th November, 2002. Mr. Balaji Swaminathan, Mr.S. Sridhar, Mr. C.K. Mehrotra and Mr. B. S. Bedi, Directors of the Company are its members. Its revised terms of reference are as under :

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.
2. Recommending the appointment and removal of external auditor, fixation of audit fee and also approval for payment for any other services.
3. Reviewing with management the annual financial statements before submission to the board, focusing primarily on:
   - Any changes in accounting policies and practices.
   - Major accounting entries based on exercise of judgement by management
   - Qualifications in draft audit report.
   - Significant adjustments arising out of audit
   - The going concern assumption
   - Compliance with accounting standards
   - Compliance with Stock Exchange and legal requirements concerning financial statements
   - Any related party transactions i.e. transactions of the company of material nature, with promoters or the management, their subsidiaries or relatives etc., that may have potential conflict with the interests of company at large.
4. Reviewing with the management, external and internal auditors, the adequacy of internal control systems.
5. Reviewing the adequacy of internal audit function including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.
6. Discussion with internal auditors any significant findings and follow up there on.
7. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.
8. Discussion with external auditors before the audit commences nature and scope of audit as well as have post-audit discussions to ascertain any area of concern.
9. Reviewing the company's financial and risk management policies.
10. To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.
11. To look into any other matter which may be referred to it by the Board.

In addition to the above, the Committee shall have such functions/role/powers as may be specified in the Companies Act, Listing Agreement with Stock Exchanges or any other applicable law.

Composition, name of Members and Chairman :

Prior to its reconstitution, the Committee consisted of the following Directors :

Sr. No.	Name	Position
1	Mr. Naishadh I. Parikh*	Chairman
2	Mr. V. L. Mote	Member
3	Mr. B. S. Bedi (IDBI Nominee)	Member

*Mr. Naishadh I. Parikh - Chairman of the Audit Committee is an Independent Director. He was present at the last Annual General Meeting. Assistant Company Secretary acts as the Secretary of the Audit Committee. The Audit Committee Meetings were also attended by Chief Financial Officer.

Meetings and attendance during the year:

During the period from 1st October, 2001 to 31st March, 2002, Audit Committee Meetings were held on 30th October, 2001, 31st January, 2002 and 11th February, 2002. The Attendance of members at these Meetings were as under:

Name of Member	No. of Audit Committee Meetings	
	Held	Attended
Mr. Naishadh I. Parikh	3	3
Mr. V. L. Mote	3	3
Mr. B. S. Bedi	3	2

Remuneration Committee

Being non-mandatory requirement, Arvind did not form a formal Remuneration Committee. However, all decisions regarding the remuneration of Executive Directors are taken by the Board of Directors subject to such approvals from Shareholders and Central Government, as and when necessary. Non Executive Directors were paid Sitting Fees of Rs.2000/- for every meeting attended by them.

The terms of remuneration of Managing Directors were fixed by the Board of Directors and the same were approved by the shareholders at the Annual General Meeting held on 28th September 1999 when they were appointed for a further period of five years beginning from 1st January, 2000. Arvind has entered into agreement with each of them laying down their respective tenures, remuneration, and other terms.

Now, the Board of Directors of the Company at its meeting held on 20th November, 2002 has constituted Remuneration Committee consisting of three Non-Executive Independent Directors with the following terms of reference.

- To frame company's policies for compensation and benefits for Executive Directors.
- To Review and recommend compensation payable to the Executive Directors.
- To administer and supervise Employee Stock Option Schemes (ESOS) including framing of policies related to ESOS and reviewing grant of ESOS.
- To Review HR Policies and initiatives.

Composition, name of members and Chairman:

Sr. No.	Name	Position
1	Mr. Deepak M. Satwalekar	Chairman
2	Ms. Rama Bijapurkar	Member
3	Mr. Jaithirth Rao	Member

Since the Remuneration Committee was constituted on 20th November, 2002 no meeting of the Remuneration Committee was held during the reporting period 1st October, 2001 to 31st March, 2002. However, a meeting of the Remuneration Committee was held on 20th November, 2002.

Remuneration of Directors

Prior to the formal constitution of Remuneration Committee by the Board of Directors on 20th November, 2002, the Remuneration of Executive Directors and Non-Executive Directors was determined by the Board.

The Remuneration paid during the period from 1st October 2001 to 31st March 2002 to each of the Directors is as under:

Sr. No.	Name of Director	Salary	Perquisites	Sitting Fees	Total Remuneration
1	Mr. Arvind N. Lalbhai (CMD) ✣	Rs. 2,28,600	Rs. 1,41,668	—	Rs. 3,70,268
2	Mr. Niranjan N. Lalbhai (MD) ✣	Rs. 93,770	Rs. 49,012	—	Rs. 1,42,782
3	Mr. Sanjay S. Lalbhai (MD) ✣	Rs. 1,90,500	Rs. 1,75,318	—	Rs. 3,65,818
4	Mr. Samveg A. Lalbhai (MD) ✣	Rs. 78,142	*Rs. 2,01,543	—	Rs. 2,79,685
5	Mr. Naishadh I. Parikh	—	—	Rs. 4,000	Rs. 4,000
6	Dr. V. L. Mote	—	—	Rs. 4,000	Rs. 4,000
7	Mr. J. P. Shah+	—	—	NIL	NIL
8	Dr. Prabodh Desai	—	—	Rs. 4,000	Rs. 4,000
9	Mr. J. C. Shah	—	—	Rs. 2,000	Rs. 2,000
10	Mr. Shailen Desai	—	—	Rs. 2,000	Rs. 2,000
11	Mr. G. U. Vora*	—	—	Rs. 2,000	Rs. 2,000
12	Mr. B. S. Bedi	—	—	Rs. 2,000	Rs. 2,000
13	Mr. C.K. Mehrotra**	—	—	—	—

✣ *Service Contract is for five years, notice period – three months, compensation for loss of office to be determined in accordance with section 318 of the Companies Act, 1956. Mr. Niranjan N. Lalbhai, Mr. Samveg A. Lalbhai, Managing Directors as well as Directors of the Company have ceased to be Managing Directors as well as Directors w.e.f. 12th December, 2001. + Mr. J. P. Shah who is an independent and non executive director has been paid Rs.50,000 as Legal fees and Rs.10,000 as Consultancy Charges for rendering professional services. * Mr. G. U. Vora, Nominee Director of State Bank of Saurashtra has ceased to be Director with effect from 25th December 2002. ** Mr. C.K. Mehrotra, Nominee Director of State Bank of Saurashtra, was appointed w.e.f. 25th February, 2002 and during the reporting period after his appointment, no Board Meeting was held and attended hence, no remuneration was paid.*

The Remuneration Committee and the Board of Directors at their meeting held on 20th November, 2002 have approved the revision in remuneration of Mr. Sanjay S. Lalbhai, Managing Director and remuneration of Mr. Jayesh K. Shah, Whole-time Director with designation as Director and Chief Financial Officer of the Company. The broad terms of remuneration of both Mr. Sanjay S. Lalbhai and Mr. Jayesh K. Shah are as per the Explanatory Statement forming part of the Notice convening Annual General Meeting. The remuneration is subject to the approval of the members.

The Board of Directors at its meeting held on 20th November, 2002 has approved the remuneration to be paid to Non-Executive Directors. The broad terms of remuneration proposed for Non-Executive Directors are as per the Explanatory Statement forming part of the Notice convening Annual General Meeting. The remuneration is subject to the approval of the members.

Management Discussion and Analysis

This is given as a separate chapter in this annual report.

Brief Resume of Directors Seeking Re-appointment

At this Annual General Meeting, Mr. Arvind N. Lalbhai and Mr.Sanjay S. Lalbhai, Directors of the Company, retire by rotation and being eligible seek re-appointment.

Information required under Clause 49 VI(A) of the Listing Agreement with respect to the Directors retiring by rotation and seeking reappointment is as under :

Mr. Arvind N. Lalbhai

Mr. Arvind N. Lalbhai, 83 years, is a Science Graduate and has been associated with the Company for over 60 years and has been its Director since March 1974, its Managing Director since January 1975. He is a former President of the Federation of Indian Chambers of Commerce and Industry.

Names of other companies in which Mr. Arvind N. Lalbhai holds Directorships, Chairmanship / Membership of Audit Committees, Shareholders / Investors Grievance Committee or Remuneration Committee of other Public Limited Companies whether listed or not are as under:

Sr. No.	Name of the Company	Name of the Committee	Committee Membership
1	Arvind Products Limited- Chairman	Share Transfer Committee	Member
2	Atul Limited- Chairman	Nil	Nil
3	Birla VXL Limited-Director	Nil	Nil
4	JK Industries Limited- Director	Nil	Nil
5	Lokprakashan Limited-Director	Nil	Nil

(The above list excludes Directorships held in Private Limited Companies which are not subsidiaries or holding Companies of Public Limited Companies, Unlimited Companies, Statutory Entities and Alternate Directorships as provided under Section 278 of the Companies Act, 1956).

Mr. Sanjay S. Lalbhai

Mr. Sanjay S. Lalbhai, 49 years, is a Science Graduate with a Master's degree in Business Management. He has been associated with the Company for almost 25 years and has been its Managing Director since last 17 years.

Names of other companies in which Mr. Sanjay S. Lalbhai holds Directorships, Chairmanship / Membership of Audit Committees, Shareholders / Investors Grievance Committee or Remuneration Committee of other Public Limited Companies whether listed or not are as under :

Sr. No.	Name of the Company	Name of the Committee	Committee Membership
1	Arvind Clothing Limited - Director	Nil	Nil
2	Arvind Fashions Limited - Director	Nil	Nil
3	Arvind Brands Limited - Director	Nil	Nil
4	Arvind Products Limited - Director	Share Transfer Committee	Member
5	Amtrex Hitachi Appliances Limited - Chairman	Nil	Nil
6	Anagram Wellington Asset Management Co. Limited - Director	Nil	Nil
7	Anagram Housing Finance Limited - Director	Nil	Nil
8	H.K. Finechem Limited - Director	Nil	Nil
9	Amol Dicalite Limited - Director	Nil	Nil
10	Gujarat Infrastructure Limited - Director	Nil	Nil
11	Mahindra Gujarat Tractor Limited - Chairman	Nil	Nil

(The above list excludes Directorships held in Private Limited Companies which are not subsidiaries or holding Companies of Public Limited Companies, Unlimited Companies, Statutory Entities and Alternate Directorships as provided under Section 278 of the Companies Act, 1956).

Information required under Clause 49 VI(A) of the Listing Agreement with respect to the Directors seeking appointment at the ensuing Annual General Meeting is as under :
Mr. Deepak M. Satwalekar and Mr. Jayesh K. Shah were appointed as Directors in terms of Section 262 of the Companies Act, 1956 by the Board of Directors with effect from 20th November, 2002 to fill the casual vacancies caused by resignations of Mr. J. C. Shah and Dr. Prabodh M. Desai, respectively. They hold office as Directors only up to the date of this Annual General Meeting and are proposed to be appointed as Directors at the ensuing AGM pursuant to Section 257 of the Companies Act, 1956.
Information required under Clause 49 VI(A) of the Listing Agreement with respect to them is as under :

Mr. Deepak M. Satwalekar

Mr. Deepak M. Satwalekar is a B. Tech. from The Indian Institute of Technology (IIT), Mumbai and has completed his post-graduation in Business Administration from The American University, Washington DC. He was appointed Deputy Managing Director of HDFC in 1990 and became its Managing Director in 1993. He is presently the Managing Director and Chief Executive Officer of HDFC Standard Life Insurance Corporation Ltd. Mr. Deepak M. Satwalekar has been a Consultant to the World Bank, Asian Development Bank, and other bilateral and multilateral agencies and has worked in several countries. He is a member of Governing Council of various management and educational institutions and government expert groups.

Names of other companies in which Mr. Deepak M. Satwalekar holds Directorships, Chairmanship/Membership of Audit Committees, Shareholders / Investors Grievance Committee or Remuneration Committee of other Public Limited Companies whether listed or not are as under :

Sr. No.	Name of the Company	Name of the Committee	Committee Membership
1	HDFC Standard Life Insurance Co. Ltd. - Managing Director	Nil	Nil
2	Housing Development Finance Corporation Ltd. - Director	Investors Grievance Committee	Member
3	HDFC Investments Ltd. - Director	Audit Committee	Member
4	Infosys Technologies Ltd. - Director	Audit Committee, Compensation Committee	Chairman, Member
4	SchoolNet India Ltd. - Director	Audit Committee, Compensation Committee	Chairman, Member
6	Tube Investments of India Ltd. - Director	Audit Committee, Compensation Committee	Member, Member
7	HDFC Holdings Ltd. - Director	Nil	Nil
8	Asian Paints (India) Ltd. - Director	Nil	Nil
9	Nicholas Piramal India Ltd. - Director	Nil	Nil

(The above list excludes Directorships held in Private Limited Companies which are not subsidiaries or holding Companies of Public Limited Companies, Unlimited Companies, Statutory Entities and Alternate Directorships as provided under Section 278 of the Companies Act, 1956).

Mr. Jayesh K. Shah

Mr. Jayesh K. Shah, a Commerce Graduate and Chartered Accountant has been with the group since the last 17 years and has been in employment with the Company since 1st July, 1993. He has a distinguished academic career and extensive administrative, financial, regulatory and managerial expertise.
Names of other companies in which Mr. Mr. Jayesh K. Shah holds Directorships are as under :

Sr. No.	Name of the Company
1.	Omnitalk Wireless Solutions Ltd.
2.	Odissi Securities Ltd.
3.	Abala Leasing & Finance Ltd.
4.	Asman Investments Ltd.
5	Akshar Securities Ltd.
6.	Arvind Brands Online Ltd.
7.	Life Style Fabrics Ltd.

(The above list excludes Directorships held in Private Limited Companies which are not subsidiaries or holding Companies of Public Limited Companies, Unlimited Companies, Statutory Entities and Alternate Directorships as provided under Section 278 of the Companies Act, 1956).

He does not hold Chairmanship/Membership of Audit Committees, Shareholders / Investors Grievance Committee or Remuneration Committee of any Public Limited Companies whether listed or not.

Investors' Grievance Committee

The Share Transfer Committee of the Company was reconstituted as Investors' Grievance Committee by the Board of Directors on 31st March, 2001. The Committee was again reconstituted by the Board of Directors on 20th November, 2002. Ms. Rama Bijapurkar, Mr. Sanjay S. Lalbhai and Mr. Jayesh K. Shah, Directors of the Company are its members and Ms. Rama Bijapurkar as its Chairperson.

Its revised terms of reference are as under :

1. To specifically look into the redressal of Investors' Grienvances pertaining to :
   - Transfer of shares and debentures
   - Dividends, interesta nd redemption proceeds of debentures
   - Dematerilisation of Shares and debentures
   - Replacement of lost, stolen, mutilated share and debenture certificates
   - Non-receipt of rights, bonus, split share certificates
2. To look into other related issued towards strengthening investors' relations.

   Prior to the reconstitution, the Committee consisted of the following Directors :

Sr. No.	Name	Position
1	Mr. V. L. Mote*	Chairman
2	Mr. Arvind N. Lalbhai	Member
3	Mr. Naishadh I. Parikh	Member
4	Mr. Samveg A. Lalbhai+	Member

* *Mr. V.L.Mote, Chairman of the Committee was a Non-Executive Director.*

\+ *Mr. Samveg A. Lalbhai has resigned as Managing Director as well as Director of the Company, hence he has ceased to be a Member of Investors' Grievance Committee.*

4. *Name and Designation of Compliance Officer :*

Ms. Sonali N. Narasimhan Assistant Company Secretary The Arvind Mills Limited	Mr. Gautam V. Shah General Manager Pinnacle Shares Registry Pvt. Ltd. Registrars & Transfer Agents

5. *Details of Complaints received and redressed during 1st October 2001 to 31st March, 2002:*

Sr. No.	Particulars of Complaints	Received	Redressed	Pending as on 31.3.2002
1	Non receipt of Share Certificates	54	54	Nil
2	Non receipt of Dividend/Interest Warrants	248	248	Nil
3	Non receipt of Duplicate Share Certificates	4	4	Nil
4	Confirmation of Demat Credit	37	37	Nil
5	Non receipt of Debentures Redemption payment	310	310	Nil
6	Non receipt of letter of offer, allotment advice, share certificates etc. for Rights Issue	131	131	Nil
	Total	**784**	**784**	**Nil**

None of the complaints was pending for a period exceeding one month.

6. Share Transfer Details for the period from 1st October, 2001 to 31st March, 2002 :

Transactions	Physical	Demat	Total
Number of Transfers	1226	3754	4980
Average Number of Transfers Per Month	204	625	829
Number of Shares Transferred	158228	1095611	1253839
Average Number of shares Transferred Per Month	26371	182601	208972
No. of Pending Shares Transfer	*Nil*	*Nil*	*Nil*

7. Investor's Grievances :
The Registrars and Transfer Agents, under supervision of the Secretarial Department of the company looks after investors' grievances. Mr. Gautam V. Shah, General Manager of Pinnacle Shares Registry Private Limited, heads the Investors' Grievance Cell. The Assistant Company Secretary of the Company has been appointed as the Compliance Officer for this purpose. At each Meeting of Investors' Grievance Committee all matters pertaining to investors including their grievances and redressal are reported.

Information on General Body Meetings

The last 3 Annual General Meetings of the Company were held as under:

Date	Time	Venue
27th March, 2002	11.00 a.m.	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006
30th December, 2000	11.00 a.m.	Dinesh Hall, Ashram Road, Navrangpura, Ahmedabad – 380 009.
28th September, 1999	9.30 a.m.	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006

Whether special resolutions were put through postal ballot last year, details of voting pattern:
Resolutions at above Annual General Meetings were passed by show of hands. The Company has so far not passed any Resolution by Postal Ballot.
During the last 3 years, an Extra-Ordinary General Meeting was held on 12th June, 2001.

Disclosures

i) Disclosures on materially significant related party transactions i.e. transactions of the company of material nature, with its promoters, directors or the management, their subsidiaries or relatives etc. that may have potential conflicts with the interest of the company at large.
Transactions with related parties are disclosed in detail in Note No. 16 in Schedule 15 "Notes forming part of the Accounts" annexed to the financial statements for the period. *There were no related party transactions having potential conflict with the interest of the Company at large.*

ii) Details of non-compliance by the company, penalties, strictures imposed on the company by Stock Exchange or SEBI or other authority on any matter related to capital markets, during last three years : Nil

Means of Communication

(i) Half-Yearly Report is not being sent to each household of shareholders as shareholders are intimated through the press and the Company's web site at www.arvindmills.com.
(ii) *The Quarterly Results are published in the Financial Express/Business Standard–All India Editions and are also posted on its web site at* www.arvindmills.com.
(iii) The Company's Results and Official news releases are displayed on the Company's web site at www.arvindmills.com.
(iv) Information released to the press at the time of declaration of results is also sent to all Stock Exchanges where the shares of the company are listed for the benefit of investors. *Moreover, the company's web site hosts a special page which gives information which investors usually seek.*
(v) Presentation made to institutional investors/analysts are posted on the Company's web site at www.arvindmills.com.

General Shareholder Information

i) Annual General Meeting

Date	30th December, 2002
Time	11.00 A.M.
Venue	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006.

ii) Financial Calendar
Normally the Financial Year of the Company is for a period of 12 months from 1st April to 31st March. However, since the last financial year was of a period of 18 months ending September 2001, the Company has changed its financial year from September ending to March ending and accordingly the year under report comprises of a period of 6 months from 1st October, 2001 to 31st March, 2002.
Third Quarter results : Third week of Jaunary, 2003.
Year end results : Fourth week of May, 2003.

iii) Book Closure : 23rd December, 2002 to 24th December, 2002 (both days inclusive).

iv) Dividend payment Date : Not Applicable as the Board has not recommended any dividend for the financial year.

v) Listing on Stock Exchanges :
Shares of the Company are listed on the following Stock Exchanges.

Sr. No.	Name of the Stock Exchange	Address
1.	The Stock Exchange – Ahmedabad	Kamdhenu Complex Opp. Sahajanand College Panjarapole, Ahmedabad-380 015
2.	The Stock Exchange – Mumbai Code: 101	Phiroze Jeejeebhoy Tower, Dalal Street Mumbai – 400 001
3.	The Calcutta Stock Exchange Association Ltd,	7, Lyons Range, Kolkata – 700 001
4.	The Delhi Stock Exchange Association Ltd.	DSE House, 3/1 Asaf Ali Road, New Delhi – 110 002.
5.	Bangalore Stock Exchange Ltd.	Stock Exchange Towers, 51, 1st Cross J.C. Road, Bangalore – 560 027
6.	National Stock Exchange of India Ltd. Code: ARVIND	Exchange Plaza, 5th Floor Plot No. C/1, G. Block Bandra – Kurla Complex Bandra (E) Mumbai – 400 051
7.	The Luxembourg Stock Exchange (Listing of GDS)	11, Avenue de la Porte-Neuve L-2227 Luxembourg

The company has paid Annual Listing Fees for the year 2002-2003 to the above Stock Exchanges.

vi) Market Price Data: High, Low during each month in last financial year and Performance in comparison to broad-based indices such as BSE Sensex and NSE Nifty.

	Share price of The Arvind Mills Ltd. BSE		BSE Sensex		Volumes
Month	High (Rs.)	Low (Rs.)	High	Low	No of shares
Oct-2001	9.15	7.50	3083	2718	810969
Nov-2001	9.45	8.10	3377	3003	1368312
Dec-2001	11.95	8.30	3500	3100	4606749
Jan-2002	11.85	8.60	3466	3236	2754422
Feb-2002	16.60	10.60	3758	3290	9152861
Mar-2002	17.45	12.85	3758	3454	7443451
	Share price of The Arvind Mills Ltd. NSE		**NSE Nifty**		**Volumes**
Month	**High (Rs.)**	**Low (Rs.)**	**High**	**Low**	**No of shares**
Oct-2001	9.25	7.50	10005	884	107339
Nov-2001	9.40	8.10	1084	973	2049733
Dec-2001	11.40	8.25	1132	1010	6203184
Jan-2002	11.60	8.60	1121	1052	4808288
Feb-2002	16.60	10.60	1205	1074	13408334
Mar-2002	17.60	12.85	1201	1121	10282988

vii) Registrars and Transfer Agents
Pinnacle Shares Registry Private Limited
AAA Hospital Premises
Naroda Road, Ahmedabad – 380 025.
Contact Persons: Mr. Gautam V. Shah/Mr. Girish Patel
Phone Numbers : 079- 2200582/2204226
E-mail: gautam.shah@psrpl.com

viii) Delegation of Share Transfer Formalities
Since the Company's shares are compulsorily traded in the demat segment on stock exchanges, bulk of the transfers take place in the electronic form.
For expediting physical transfers, the Board has delegated share transfer formalities to the Share Transfer Committee which meets at least 3 times in a month. Physical transfers are effected within the statutory period of one month. The Board has designated the Assistant Company Secretary as the Compliance Officer.

ix) a) Shareholding Pattern as on 31st March 2002

Sr. No.	Category	No. of shares held	Percentage of Shareholding
1	Promoters	90121558	51.22%
2	Mutual Funds and UTI	1806422	1.03%
3	Banks, Financial Institutions, Insurance Companies	20244280	11.50%
4	Foreign Institutional Investors, NRIs/OCBs	2789495	1.58%
5	GDR	2662370	1.51%
6	Private Corporate Bodies	6724455	3.82%
7	Indian Public	51613824	29.34%
	GRAND TOTAL	175962404	100.00%

b) Distribution of shareholding as on 31st March 2002

	PHYSICAL MODE		ELECTRONIC MODE		TOTAL	%	TOTAL	%
No. of shares	No. of holders	No. of shares	No. of holders	No. of shares	No. of holders		No. of shares	
1 to 500	106988	10315453	66768	11885438	173686	91.42	22200891	12.62
501 to 1000	1787	1262607	7482	6154792	9269	4.88	7417399	4.22
1001 to 2000	527	724941	3316	5098637	3843	2.02	5823578	3.31
2001 to 3000	129	321505	1048	2682457	1177	0.62	3003962	1.71
3001 to 4000	45	159103	455	1630123	500	0.26	1789226	1.02
4001 to 5000	28	126786	420	2012857	448	0.24	2139643	1.22
5001 to 10000	34	217352	550	6112385	584	0.31	4316880	2.45
Above 10001	20	1799224	456	127471601	476	0.25	129270825	73.47
Total	**109558**	**14926971**	**80425**	**161035433**	**189983**	**100.00**	**175962404**	**100.00**

x) Dematerialisation of shares and liquidity:
The Company's shares are available for dematerialisation on both the Depositories viz. National Securities Depository Limited (NSDL) and Central Securities Depository Limited (CSDL). Triple Plus Debentures have been admitted on NSDL for demat. Shares of the Company are compulsorily to be delivered in the demat form on Stock Exchanges by all investors. The Company's 162132005 shares representing 92.14% of the issued capital have been dematerialised by investors and bulk of transfers take place in the demat form.

Demat ISIN Numbers:

Equity Shares fully paid	:	INE034A01011
Secured Redeemable Non-Convertible Triple Plus Debentures	:	INE034A07026
Zero Coupon Secured Optionally Convertible Debentures	:	INE034A08016
13% Secured Redeemable Non-Convertible Debentures	:	INE034A08024
6% Non-Convertible Cumulative Preference Shares (Issued on 1st January, 2001)	:	INE034A04015
6% Non-Convertible Cumulative Preference Shares (Issued on 30th March, 2001)	:	INE034A04023

xi) Outstanding GDRs/ADRs/Warrants or any convertible instruments and conversion date and likely impact on equity: 26,62,370 GDRs (previous year 32,36, 232) are outstanding as on 31st March 2002. Each GDR represents one underlying equity share.

xii) Plant Locations:

- Naroda Road, Ahmedabad – 380 025, Gujarat (Two Units)
- Santej, Taluka Kalol, Dist. Mehsana – 382 721, Gujarat
- Khatrej, Taluka Kalol, Dist. Mehsana- 382 721, Gujarat
- Khokhra, Memdabad, Ahmedabad – 380 008, Gujarat
- Gut No. 172, Daravali Village, Taluka Mulshi, Dist. Pune – 412 018, Maharashtra.
- 55, Whitefield Road, Mahadevapura post, Bangalore – 560 048.

xiii) Address for correspondence:
Shareholders may correspond with the company at the Registered Office of the Company or at the office of Registrars and Transfer Agent of the Company:

The Arvind Mills Limited Secretarial Department Naroda Road Ahmedabad – 380 025. Phone Nos : 079-2203030/2200206 Fax No. : 079-2201608 web site address : www.arvindmills.com	Pinnacle Shares Registry Pvt. Ltd. Registrars and Transfer Agent AAA Hospital Premises Naroda Road, Ahmedabad-380 025. Phone Nos. : 079-2200582/2200338 Fax No. : 079-2202963 e-mail : gautam.shah@psrpl.com

The above Report has been placed before the Board at its meeting held on 20th November, 2002 and the same was approved.

For and on behalf of the Board

Ahmedabad
Date : 20th November, 2002

Arvind N. Lalbhai
Chairman

AUDITOR'S CERTIFICATE ON CORPORATE GOVERNANCE

The Company has obtained a Certificate from the Auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated in the Listing Agreement with Stock Exchanges. The said Corporate Governance Certificate is as under:

CERTIFICATE

To the Members of The Arvind Mills Limited
Ahmedabad

We have examined the compliance of conditions of corporate governance by THE ARVIND MILLS LIMITED, for the period of 6 months ended on 31st March 2002, as stipulated in clause 49 of the Listing Agreement of the said company with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to a review of the procedures and implementation thereof, adopted by the company for ensuring the compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explanations given to us, and the representations made by the Directors and the management, we certify that the company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the abovementioned Listing Agreement.

As required by the Guidance note issued by the Institute of Chartered Accountants of India, we have to state that the Registrar and Share Transfer Agent of the Company has maintained records to show Investors' Grievances against the Company and have certified that as on 31st March, 2002 there were no investor grievances remaining unattended/pending for a period exceeding one month.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For **Sorab S. Engineer & Co.**
Chartered Accountants

N. D. Anklesaria
Partner

Ahmedabad
Date : 20th November, 2002

REPORT OF THE AUDITORS TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of The Arvind Mills Limited, as at 31st March, 2002 and also the Profit & Loss Account of the Company for the period of 6 months ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

A. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we annex hereto a statement on the matters specified in paragraphs 4 and 5 of the said Order.

B. Further to our comments in the Annexure referred to in paragraph 'A' above, we report that:

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.
2. In our opinion, proper Books of Account as required by law have been kept by the Company, so far as appears from our examination of those Books.
3. The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the Books of Account.
4. In our opinion, the Profit and Loss Account and Balance Sheet comply with the Accounting Standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956 to the extent applicable.
5. On the basis of written representations received from the Directors and taken on record by the Board of Directors, we report that none of the said Directors are disqualified as on 31st March, 2002 from being appointed as a Director in terms of Clause (g) of Sub-section (1) of Section 274 of the Companies Act, 1956.
6. In our opinion and to the best of our information and according to the explanations given to us, the Accounts read together with notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
   (a) in the case of the Balance Sheet, of the state of the affairs of the Company as at 31st March, 2002 and
   (b) in the case of the Profit & Loss Account, of the profit for the period ended on that date.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Ahmedabad, 30th August, 2002

ANNEXURE TO THE AUDITORS' REPORT

Annexure referred to in paragraph 'A' of the Auditor's Report to the members of The Arvind Mills Limited on the accounts for the period ended 31st March, 2002.

1. The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets. The fixed assets of the Company have been physically verified by the Management during the period and no serious discrepancies between the book records and physical inventory have been noticed.
2. None of the fixed assets have been revalued during the period.
3. Physical verification of finished goods, stores, spare parts and raw materials has been conducted by the Management during the period. In our opinion, the frequency of the verification is reasonable.
4. In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and the book records were not material.
6. In our opinion, on the basis of our examination of the stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding period.
7. The Company has not taken any loans, secured or unsecured, from the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or from the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956.
8. The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 and/or to the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956 during the period under review. In absence of any stipulations regarding repayment of principal amount in respect of interest free loans given in the earlier years to companies listed in the register maintained under Section 301 of the Companies Act, 1956, no amounts have been recovered during the period. The Company has revalued and adjusted the balances in the loan accounts in terms of the Scheme of Arrangement read together with the direction issued by the High Court of Gujarat and considering the recommendation of the Independent Auditor appointed under the Scheme. (Refer Note No. 19 of Schedule 15).
9. The Company gives loans to its employees who are repaying the principal amount and interest as stipulated.
   In absence of any stipulations regarding repayment of principal amount in respect of interest free loans and advances given to the subsidiaries and other companies, no amounts have been recovered during the period. The Company has revalued and adjusted some of the balances in the loan accounts in terms of the Scheme of Arrangement read together with the direction issued by the High Court of Gujarat and considering the recommendation of the Independent Auditor appointed under the Scheme. (Refer Note No. 19 of Schedule 15)
   In respect of interest free loans given to employee welfare trusts, no stipulations have been fixed for repayment of principal amount.
10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials, plant and machinery, equipments and other assets and for the sale of finished goods.
11. According to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the period to Rs. 50,000/- or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials and services or the prices at which transactions for similar goods, materials or services have been made with other parties or as available with the Company.
12. According to the information and explanations given to us, the Company has a procedure for determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for the loss arising on the items so determined.
13. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 58-A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules 1975 with regard to the deposits accepted from the public.
14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of by products and scraps.
15. The Company has an internal audit system, which in our opinion is commensurate with the size and nature of its business.
16. We have broadly reviewed the books of account maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and on the basis of the information received, are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of these records with a view to determine whether they are accurate or complete.
17. According to the records of the Company, Provident Fund and Employees' State Insurance dues have been regularly deposited by the Company during the period with the appropriate authorities.
18. According to the information and explanations given to us, there are no undisputed amounts payable in respect of Income-tax, Wealth-tax, Sales-tax, Customs Duty and Excise Duty which have remained outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.
19. According to the information and explanations given to us, no personal expenses of employees or Directors have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.
20. The Company is not a sick industrial Company within the meaning of Clause (O) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
21. In relation to trading activities of the Company, damaged goods have been determined and adequate provision for loss has been made in the accounts.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Ahmedabad, 30th August, 2002

BALANCE SHEET AS AT 31ST MARCH, 2002

(Rs. in crores)

	Schedule	As at 31.03.2002	As at 30.09.2001
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	1	209.55	170.05
Reserves and Surplus	2	797.99	819.78
		1007.54	989.83
Loan Funds			
Secured Loans	3	1144.70	1323.32
Unsecured Loans	4	494.01	1003.50
		1638.71	2326.82
TOTAL		2646.25	3316.65
APPLICATION OF FUNDS			
Fixed Assets	5		
Gross Block		1988.46	2004.52
Less: Depreciation		293.03	220.72
Net Block		1695.43	1783.80
Capital work in progress		39.63	13.79
		1735.06	1797.59
Investments	6	121.37	264.96
Current Assets, Loans & Advances	7		
Inventories		213.08	227.99
Sundry Debtors		236.25	209.96
Cash and Bank Balances		282.71	79.16
Other Current Assets		20.44	23.04
Loans and Advances		234.37	492.56
		986.85	1032.71
Less : **Current Liabilities and Provisions**	8		
Liabilities		292.15	371.12
Provisions		6.09	5.79
		298.24	376.91
Net Current Assets		688.61	655.80
Debit Balance in Profit and Loss Account		101.21	630.89
Less : Adjusted against the Balance in General Reserve as per contra		—	32.59
		101.21	598.30
TOTAL		2646.25	3316.65
Notes Forming Part of Accounts	15		

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Ahmedabad, 30th August, 2002

SANJAY S. LALBHAI — Managing Director

NAISHADH I. PARIKH — Director

SONALI N. NARASIMHAN — Assistant Secretary

PROFIT & LOSS ACCOUNT FOR THE PERIOD OF 6 MONTHS ENDED ON 31ST MARCH, 2002

(Rs. in crores)

	Schedule	2001-2002	2000-2001
INCOME			
Sales and Operating Income	9	**698.73**	1856.25
Other Income	10	**14.67**	19.39
		713.40	1875.64
EXPENSES			
Raw Materials Consumed		**226.62**	794.69
Purchase of Finished goods		**1.82**	7.62
Employees' Emoluments	11	**46.51**	135.79
Others	12	**252.16**	741.20
Interest & Finance Costs (Net)	13	**58.25**	478.33
Depreciation		**74.04**	221.90
Decrease/(Increase) in Stocks	14	**33.74**	(4.41)
		693.14	2375.12
Profit/(Loss) for the year		**20.26**	(499.48)
Balance as per last year's Balance Sheet		**(630.89)**	(140.63)
Transferred from Investment Allowance (Utilised) Reserve		**—**	9.00
Transferred from Investment Allowance Reserve		**—**	0.22
Transferred from General Reserve		**32.59**	—
Transferred from Debenture Redemption Reserve		**20.20**	—
		(557.84)	(630.89)
Set off Against Reconstruction Reserve (Note No: 19)		**456.63**	—
		(101.21)	(630.89)
Balance carried to Balance Sheet		**(101.21)**	(630.89)
		(101.21)	(630.89)
Earning Per Share - Basic (Note No: 17)		**1.34**	(55.87)
Notes Forming Part of Accounts	15		

As per our report attached For **SORAB S. ENGINEER & CO.** Chartered Accountants	**SANJAY S. LALBHAI**	Managing Director
N.D. ANKLESARIA Partner	**NAISHADH I. PARIKH**	Director
Ahmedabad, 30th August, 2002	**SONALI N. NARASIMHAN**	Assistant Secretary

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in crores)

	As at 31.03.2002	As at 30.09.2001
SCHEDULE '1': SHARE CAPITAL		
AUTHORISED		
23,00,00,000 Equity Shares (Previous Year 23,00,00,000) of Rs.10/- each	230.00	230.00
90,00,000 Preference Shares (Previous Year 90,00,000) of Rs.100/- each	90.00	90.00
	320.00	320.00
ISSUED & SUBSCRIBED		
EQUITY SHARES	175.96	100.55
17,59,62,404 Equity Shares (Previous Year 10,05,49,945) of Rs.10/- each fully paid up. (7,54,12,459 Equity Shares of Rs.10/- each at par alloted during the year on right basis)		
Less : Unpaid Allotment Money		
(I) By Directors	—	—
(II) By Others	35.91	—
	35.91	—
	140.05	100.55
(of the above shares 39,44,950 Equity Shares have been alloted as fully paid Bonus Shares (Previous Year 39,44,950 Equity Shares) by way of capitalisation of Reserves and 16,12,268 Equity Shares (Previous Year 16,12,268 Equity Shares) allotted as fully paid in terms of scheme of Amalgamation without payment being received in cash.)		
PREFERENCE SHARES		
30,00,000 (Previous Year 30,00,000) 6% (13.5% Previous Year) Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	30.00	30.00
50,000 (Previous Year 50,000) 6% (13.5% Previous Year) Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	0.50	0.50
8,00,000 (Previous Year 8,00,000) 13.5% Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	8.00	8.00
50,000 (Previous Year 50,000) 12% Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	0.50	0.50
50,000 (Previous Year 50,000) 11.5% Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	0.50	0.50
30,00,000(Previous Year 30,00,000) 6 % Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each (Note No. 5 for terms of Redemption)	30.00	30.00
	69.50	69.50
	209.55	170.05
SCHEDULE '2': RESERVES AND SURPLUS		
REVALUATION RESERVE		
As per last Balance Sheet	—	37.47
Less : Adjusted on account of restatement of Foreign Currency Loans (Note No. : 14)	—	37.47
	—	—
CAPITAL RESERVE		
As per last Balance Sheet	0.33	0.33
SHARE PREMIUM ACCOUNT		
As per last Balance Sheet	771.25	771.25
Less : Share Issue Expenses Adjusted	1.59	—
	769.66	771.25
DEBENTURE REDEMPTION RESERVE		
As per last Balance Sheet	48.20	48.20
Less : Transferred to Profit & Loss Account	20.20	—
	28.00	48.20
GENERAL RESERVE		
As per last Balance Sheet	32.59	32.59
Less : Transferred to Profit Loss Account	32.59	—
Less : Adjusted against debit balance in Profit and Loss Account per contra	—	32.59
	—	—
INVESTMENT ALLOWANCE RESERVE		
As per last Balance Sheet	—	0.22
Less : Transferred to Profit & Loss Account	—	0.22
	—	—
INVESTMENT ALLOWANCE (UTILISED) RESERVE		
As per last Balance Sheet	—	9.00
Less : Transferred to Profit & Loss Account	—	9.00
	—	—
RECONSTRUCTION RESERVE		
Created During the year under the Scheme of Arrangement (Note No :19)	456.63	—
Less : Setoff against Debit Balance of Profit & Loss Account	456.63	—
	—	—
	797.99	819.78
SCHEDULE '3' : SECURED LOANS (Note No: 6)		
DEBENTURES	55.88	87.34
Add : Funded Interest	2.65	—
Add : Interest accrued and due	0.65	16.59
	59.18	103.93
FROM BANKS		
Cash Credit and other facilities	303.03	299.14
Add : Interest accrued and due	—	19.09
	303.03	318.23
Term Loans	332.71	86.40
Add : Funded Interest	32.70	—
Add : Interest accrued and due	6.45	28.29
	371.86	114.69
FROM FINANCIAL INSTITUTIONS AND OTHERS	272.67	635.55
Add : Funded Interest & Other Financial Facilities	129.95	—
Add : Interest accrued and due	8.01	150.92
	410.63	786.47
	1144.70	1323.32
SCHEDULE '4' : UNSECURED LOANS		
DEBENTURES (Note No: 7)	9.00	20.00
Add : Interest accrued and due	—	6.61
	9.00	26.61
Fixed Deposit From		
Public	3.22	5.89
Others	—	3.66
	3.22	9.55
Add : Interest accrued and due	—	1.23
	3.22	10.78
Loans From		
Banks	410.39	746.56
Financial Institutions & Others	49.27	49.78
	459.66	796.34
Add : Funded Interest & Other Financial Facilities	16.76	—
Add : Interest accrued and due	5.37	169.77
	481.79	966.11
	494.01	1003.50

SCHEDULES FORMING PART OF THE ACCOUNTS

SCHEDULE '5' : FIXED ASSETS

(Rs. in crores)

ASSETS	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As on 30.09.2001	Additions Oct. 01 to Mar. 02	Deduction Oct. 01 to Mar. 02	**As on 31.03.2002**	As on 30.09.2001	Addition Oct. 01 to Mar. 02	Deductions Oct. 01 to Mar. 02	**As on 31.03.2002**	**As on 31.03.2002**	As on 30.09.2001
Freehold Land	273.52	0.04	—	**273.56**	—	—	—	—	**273.56**	273.52
Leasehold Land	138.48	—	—	**138.48**	—	—	—	—	**138.48**	138.48
Buildings	300.13	0.26	14.25	**286.14**	15.88	5.55	0.18	**21.25**	**264.89**	284.25
Machineries	1247.60	6.63	3.43	**1250.80**	199.02	66.67	0.62	**265.07**	**985.73**	1048.58
Machinery given on lease	8.11	—	—	**8.11**	1.26	0.42	—	**1.68**	**6.43**	6.85
Motor Vehicles	4.30	0.46	0.26	**4.50**	0.71	0.26	0.04	**0.93**	**3.57**	3.59
Office Machinery & Dead Stocks	32.38	0.48	5.99	**26.87**	3.85	1.14	0.89	**4.10**	**22.77**	28.53
Total	***2004.52***	***7.87***	***23.93***	**1988.46**	***220.72***	***74.04***	***1.73***	**293.03**	**1695.43**	1783.80
Previous year	2023.85	71.00	90.33	2004.52	1.15	221.90	2.33	220.72		
Capital Work-in-Progress *(Including advances for Capital Expenditure)*									**39.63**	13.79
TOTAL									**1735.06**	1797.59

Note : a) Freehold land includes Rs. 13.90 crores (Rs. 13.90 crores) being the revalued amount of plot of land owned by a Society wherein Company has right to its membership.

b) Buildings includes Rs. 1.26 crores (Rs. 1.76 crores) in respect of ownership flats in Co-operative Housing Society and Rs. 2,500/- (Rs. 3,000/-) in respect of shares held in Co-operative Housing Society.

c) Gross Block includes Rs. 37.47 crores being the amount added on revaluation as at 1st April, 2000 and credited to Revaluation Reserve.

(Rs. in crores)

	No. of Shares/ Debentures/ Units	As at 31.03.2002	As at 30.09.2001
SCHEDULE '6' : INVESTMENTS **			
GOVERNMENT SECURITIES (QUOTED)			
5.5% 2000, Loan (Face Value Rs. 27,300/-) (Rs.27,300/-) (Previous Year Rs. 27,300/-)			
GOVERNMENT SECURITIES (UNQUOTED)			
National Savings Certificates (Rs. 10,000/-) (Deposited with Sales tax Authorities) (Previous Year Rs. 10,000/-)			
Indira Vikas Patra (Rs. 10,000/-) (Previous Year Rs. 10,000/-)			
TRADE INVESTMENTS (UNQUOTED) FULLY PAID EQUITY SHARES			
Ahmedabad Cotton Merchants' Co-operative Shops and Warehouses Society Ltd. (Rs. 2,500/-) (Previous Year Rs. 2,500/-)	10		
Gujarat Cloth Dealers Co-operative Shops and Warehouses Society Ltd. (Rs. 1,000/-) (Previous Year Rs. 1,000/-)	10		
Art Silk Co operative Ltd. (Rs. 17,600/-) (Previous Year Rs. 17,600/-)	176		
Rayon Mills Commercial Corporation Ltd. (Rs. 5,000/-) (Previous Year Rs. 5,000/-)	50		
OTHER INVESTMENTS FULLY PAID DEBENTURES/ BONDS/UNITS (Quoted)			
* Maha Krishna Valley Development Corporation Ltd. (13.25% Secured Non-convertible Redeemable Bonds of Rs.1,00,000/- each.)	63	**0.63**	0.63
* UTI MIP - 1999	345000	**0.35**	0.35
* UTI MMF	188992	**0.27**	0.27

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in crores)

	No.of Shares/ Deben-tures/ Units	As at 31.03.2002	As at 30.09.2001
INVESTMENT IN SUBSIDIARY COMPANIES			
(a) Fully Paid Equity Shares (Unquoted)			
Arvind Brands Ltd. ***	29700007	**87.03**	148.50
(Pledged with ICICI Ltd. against loan extended to the above company)			
Asman Investments Ltd. ***	3000000	—	3.00
Omnitalk Wireless Solutions Ltd.	100		
(Rs. 1,000/-) (Previous Year Rs. 1,000/-)			
Syntel Telecom Ltd.	2		
(Rs. 20/-) (Previous Year Rs. 20/-)			
Arvind Worldwide (M) Inc., Mauritius ***	54840	—	25.12
(Shares of US $ 100 each)			
Arvind Worldwide Inc., Delaware ***	500	**0.07**	1.57
(Shares without par value)			
Arvind Overseas (M) Ltd., Mauritius	1847400	**33.02**	33.02
Big Mill Lauffenmuhle GmbH, Germany ***		—	0.84
(b) Fully Paid Debentures (Unquoted)			
Asman Investments Ltd. ***	5166000	—	51.66
(0% Optionally Convertible Debentures of Rs. 100/- each.)			
Units of Unit Trust of India (Unquoted)	2640		
(Rs. 34,224/-) (Previous Year Rs. 34,224/-)			
Total		**121.37**	264.96
Aggregate value of quoted Investments			
At cost price		**1.25**	1.25
* At market price		**1.25**	1.25
Aggregate value of unquoted Investments			
At cost price		**120.12**	263.71

* Listed but not quoted and cost price is taken as market value.

** Investments are held as long term investments and valued at cost unless otherwise stated.

*** Revalued and adjusted as per the Scheme of Arrangement and the direction of High Court.

(Rs. in crores)

	As at 31.03.2002	As at 30.09.2001
SCHEDULE '7' : CURRENT ASSETS, LOANS AND ADVANCES		
CURRENT ASSETS		
Inventories		
Stores and Spares	**25.17**	24.84
Fuel	**7.34**	8.42
Stock in trade		
Raw materials	**66.92**	47.34
Finished Goods	**58.70**	78.44
Work-in-Progress	**53.74**	67.88
Waste	**1.21**	1.07
	180.57	194.73
	213.08	227.99
Sundry Debtors (Unsecured)		
Outstanding for a period exceeding six months		
Considered good	**29.69**	51.24
Considered doubtful	**0.36**	1.44
Less : Provision	**0.36**	1.44
	—	—
	29.69	51.24
Others (Considered good)	**206.56**	158.72
	236.25	209.96
Cash & Bank Balances		
Cash on hand	**0.51**	0.42
Cheques on hand	**2.52**	—
Funds in Transit	**0.72**	—
Bank Balances		
With Scheduled Banks		
In Current Accounts (including Rs. 0.78 crores in unpaid dividend accounts) (Previous Year Rs. 0.78 crores)	**5.20**	11.05
In Exchange Earners Foreign Currency A/c.	**67.20**	2.61
In Cash Credit Account	**1.19**	0.17
In Saving Accounts (Rs. 33,348/-) (Previous year Rs. 32,055/-)		
In Fixed Deposit Accounts (Rs. 0.50 crores lodged with banks as security for guarantee facility and (Rs. 38,848/-) lodged with Court for ESI case Previous year Rs. 0.23 Crores and (Rs. 38,848/-) respectively)	**205.37**	64.91
	278.96	78.74
	282.71	79.16
Other Current Assets		
Interest accrued	**0.46**	0.71
Other receivables	**19.98**	22.33
	20.44	23.04
LOANS & ADVANCES (Unsecured, considered good unless stated Otherwise)		
Loans & Advances		
Advances receivable in cash or kind or for the value to be received	**92.56**	178.03
Other Loans	**21.16**	51.34
	113.72	229.37
Considered doubtful	—	4.62
Less : Provision	—	4.62
	—	—
Loans and Advances to Subsidiary Companies	**107.64**	206.45
Advance tax paid	**13.01**	56.74
	234.37	492.56
	986.85	1032.71

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in crores)

	As at 31.03.2002	As at 30.09.2001
SCHEDULE '8': CURRENT LIABILITIES & PROVISIONS		
Current Liabilities		
Acceptances	31.78	33.37
Sundry Creditors		
- Due to SSI Units	2.42	2.73
- Others	206.77	266.28
Other Liabilities	31.63	35.82
Unclaimed dividends	0.78	0.78
Interest accrued but not due on loans	18.77	32.14
	292.15	371.12
Provisions		
Pension	0.88	0.94
Others	5.21	4.85
	6.09	5.79
	298.24	376.91

	2001-2002	2000-2001
SCHEDULE '9': SALES AND OPERATING INCOME		
Sales	737.52	1967.49
Less : Excise Duty	40.58	113.44
	696.94	1854.05
Processing Income (Income Tax deducted Rs. 0.03 Crores Previous year Rs. 0.09 crores)	1.83	2.85
(Loss) on forward exchange contracts (Exports)	(0.04)	(0.65)
	698.73	1856.25
SCHEDULE '10': OTHER INCOME		
Income from investments (Gross)		
From Other Investments (Income Tax deducted Rs. Nil Previous Year Rs. Nil)	0.06	0.19
Other Income	4.78	11.77
Rent (Income Tax deducted Rs. 0.03 crores Previous Year Rs. 0.25 crores)	0.16	1.05
Profit on Sale of Investments (Net)	—	0.28
Excess Provision No Longer Required (Net)	9.67	6.10
	14.67	19.39
SCHEDULE '11': EMPLOYEES' EMOLUMENTS		
Salaries, Wages, Bonus and Gratuity	39.81	114.59
Contribution to Provident Fund and Other Funds	5.61	18.02
Welfare Expenses	0.97	2.62
	46.39	135.23
Managing Directors' Remuneration (Note No : 2)	0.12	0.56
	46.51	135.79

(Rs. in crores)

	2001-2002	2000-2001
SCHEDULE '12': OTHERS		
Power & Fuel	74.27	257.18
Stores consumed	53.65	175.78
Processing charges	33.84	61.27
Repairs		
Building repairs	0.48	1.23
Machinery repairs	18.74	48.24
Other repairs	2.19	6.01
	21.41	55.48
Printing, Stationery and Communication	2.24	7.60
Insurance premium	2.55	5.41
Rates & Taxes	2.92	4.49
Excise duty	0.72	6.70
Rent	1.88	3.60
Commission, Brokerage and Discount	8.33	24.91
Advertisement Expenses	0.35	1.05
Freight, Insurance and Clearing Charges	11.47	40.19
Provision for doubtful debt	0.36	5.70
Bad Debts/Advances Written Off	1.15	3.60
Fixed Assets Written Off	0.02	0.20
Exchange Rate Difference	1.15	23.12
Loss on sale of fixed assets (Net)	12.22	6.34
Project Expenses Written Off	—	0.45
Directors fees (Rs. 20,000/-)		0.01
Auditors fees		
As Auditors	0.09	0.28
In other capacities	0.07	0.20
Travelling and Out of Pocket Expenses	0.02	0.02
	0.18	0.50
Cost Audit Fee (Rs. 32,500/-)		0.01
Donations	0.00	0.02
Other Expenses	23.45	57.59
	252.16	741.20
SCHEDULE '13': INTEREST AND FINANCE COSTS (NET)		
Interest		
On loans for a fixed period	33.20	346.02
Others	11.81	95.51
	45.01	441.53
Less : Interest Income		
Interest from others (Gross) (Income tax deducted Rs. 0.09 Crores Previous Year Rs. 0.16 crores)	15.25	21.96
Net Interest Expenses	29.76	419.57
Lease Rent & Expenses	22.50	41.93
Other Finance Cost	5.99	16.83
	58.25	478.33
SCHEDULE '14': DECREASE /(INCREASE) IN STOCK		
Finished goods, Work-in-progress and Waste		
Closing Stocks	113.65	147.39
Opening Stocks	147.39	142.98
Decrease/(Increase) in Stock	33.74	(4.41)

SCHEDULES FORMING PART OF THE ACCOUNTS

SCHEDULE 15
NOTES FORMING PART OF ACCOUNTS

1: SIGNIFICANT ACCOUNTING POLICIES

The Company follows the accrual method of accounting and historical cost convention. The accounts are prepared in accordance with accounting principles generally accepted in India.

(a) SALES AND OPERATING INCOME

Sales and operating income includes sale of products, by-products and waste, income from services and foreign exchange differences. Export sales have been accounted on shipment basis. Export incentives have been accounted for on accrual basis.

(b) VALUATION OF INVENTORY

(B.1) The stock of Work-in-progress and finished goods of the fabric business has been valued at the lower of cost and net realisable value. The cost has been measured on the standard cost basis and includes cost of materials and cost of conversion.

(B.2) All other inventories of stores, consumables, raw materials (Electronics Division) are valued at cost. The stock of waste is valued at market price. The other raw materials, finished goods and stock at branches are valued at lower of cost and market value. Cost is measured on actual average for the whole year. Excise duty wherever applicable is provided on finished goods/ lying within the factory and bonded warehouse at the end of the year.

(c) FIXED ASSETS & DEPRECIATION

(C.1) The Fixed Assets of the Company are revalued as on 1st April 2000. Consequently the block is stated at the revalued cost.

(C.2) Depreciation on Revalued Fixed Assets is calculated on the residual life of the assets or as per rates specified in the Schedule XIV to the Companies Act, 1956 whichever is higher.

(C.3) Additions to fixed assets after 1st April, 2000 have been stated at cost net of modvat/cenvat.

(C.4) Depreciation on additions to Fixed Assets after 1st April, 2000 has been provided on straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956, as existing at the time of capitalisation.

(d) INVESTMENTS

Long Term investments are stated at cost. Current investments are stated at lower of cost and net realisable value.

(e) FOREIGN CURRENCY TRANSACTIONS

(E.1) Balance in foreign currency loans at the year end have been restated at the rate prevailing at the year end or at the rates at which forward cover has been booked whichever is applicable. The difference arising as a result has been accounted as per the Accounting Standard 11 on " Accounting for the Effects of Changes in Foreign Exchange Rates" issued by The Institute of Chartered Accountants of India.

(E.2) All the export proceeds not realised at the year-end are restated at the rate at which the forward cover has been booked or at the rate prevailing at the year-end whichever is applicable. The exchange difference arising there from has been recognised as income/expense in the current year's profit and loss account.

(E.3) The balance in the Foreign Currency Bank accounts at the year-end is converted into Indian Rupees at the rate prevailing on that date. The exchange difference arising there from has been recognised as income/expense in the current year's profit and loss account.

(E.4) Investments in the shares of foreign subsidiary companies are expressed in Indian Rupees at the rate of exchange prevailing on the date of investment.

(E.5) In respect of forward contracts, the difference between the forward rate and the exchange rate on the date of transaction has been recognised as income/expense as the case may be over the life of contract.

(E.6) Expenses of overseas offices are translated and accounted at the monthly average rate.

(f) RETIREMENT BENEFITS

The accrued liability for gratuity payable to employees has been provided on the basis of actuarial valuation and the contribution is being paid to a Trust created for the purpose on due date. In respect of Provident Fund and the Superannuation Fund, the contribution is paid regularly to the trusts and is charged to revenue. The liability for the Company pension scheme is provided as per the actuarial valuation without funding. The contribution under Pension Scheme for the eligible employees is paid to government and is charged to revenue. Provision for leave liability has been made as per the actuarial valuation.

(g) TAXES ON INCOME

Deferred tax is recognised on timing difference between the accounting income and the taxable income for the year that originate in one period and are capable of reversal in one or more subsequent periods. Such deferred tax is quantified using the tax rates and laws enacted or substantively enacted as on the Balance Sheet date.

Deferred tax assets are recognised and carried forward to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(h) RESEARCH AND DEVELOPMENT

Revenue expenditure on research and development is charged against the profit of the year in which it is incurred. Capital expenditure on research and development is shown as an addition to fixed assets.

(i) CAPITAL ISSUE EXPENSES

Expenses on issue of Shares, Debentures and GDRs are being adjusted against Share Premium Account as permitted by Section 78 of the Companies Act.

2. MANAGING DIRECTORS' REMUNERATION

Rs. in crore

Particulars	2001-02	2000-01
Salaries	**0.05**	0.20
Contribution to :		
Provident Fund	**0.01**	0.02
Superannuation Fund	**0.01**	0.03
Provision for Gratuity (Previous Year – Rs. 21,413/-)	**0.01**	
Perquisites	**0.03**	0.14
Medical Expenses	**0.01**	0.17
TOTAL	**0.12**	0.56
Estimated monetary value of perquisites on account of equipments (Rs. 31,597/-)		0.02
TOTAL	**0.12**	0.58

3. CONTINGENT LIABILITIES

(a) Bills discounted Rs. 69.74 crores (Rs. 126.32 crores).

(b) Guarantees given by the Banks on behalf of the Company Rs.16.76 crore (Rs. 21.31 crores).

(c) Guarantees given by the Company on behalf of the subsidiary companies Rs. 64.07 crores (Rs. 64.07 crores).

(d) Guarantees given by the Company on behalf of other companies Rs. NIL (Rs. 3.60 crores).

(e) Income tax demands, Excise demands and Sales Tax demands in dispute Rs. 0.06 crores (Rs. 28.21 crores), Rs. 5.30 crores (Rs. 5.28 crores) and Rs. 0.11 crores (Rs. Nil) respectively.

(f) Dividend on redeemable cumulative non convertible preference shares calculated upto respective dates of redemption Rs.17.69 crore (Rs. 20.92 crores).

(g) Liability for Recompense Payment as on 31st March, 2002 as per the Scheme of Arrangement Rs. 18.24 Crores (Rs. Nil).

4. The estimated amount of contracts remaining to be executed on capital account and not provided for Rs. 0.91 crore (Rs. 5.46 crores).

SCHEDULES FORMING PART OF THE ACCOUNTS

5. Preference Shares :

(A) Preference Shares issued in accordance with the Restructuring Scheme of the Company :

Class of Preference Shares (redeemable cumulative non-convertible)	Redemption period	Quarterly Instalments (% of Principal)
30,00,000 - 6% Preference Shares (30,00,000 Preference Shares)	30.06.2004 to 31.03.2005	5%
	30.06.2005 to 31.03.2006	10%
30,00,000 – 6% Preference shares (30,00,000 – 13.5% Preference Shares)	30.06.2006 to 31.03.2007	15%
	30.06.2007 to 31.03.2008	20%
50,000 – 6% Preference Shares (50,000 – 13.5% Preference Shares)	30.06.2008 to 31.03.2009	20%
	30.06.2009 to 31.03.2010	30%

(B) 8,00,000 13.50% Redeemable Cumulative Non-convertible Preference shares (Previous Year 8,00,000 Preference shares) of Rs.100/- each redeemable at par on 05.04.2001 are yet to be redeemed.

(C) 50,000, 12% Redeemable Cumulative Non-convertible Preference shares (Previous Year 50,000 Preference Shares) of Rs.100/- each, redeemable at par on 05.04.2001, are yet to be redeemed.

(D) 50,000 11.50% Redeemable Cumulative Non-convertible Preference Shares (Previous Year 50,000 Preference Shares) of Rs.100/- each, redeemable at par on 05.04.2001, are yet to be redeemed.

6. **SECURED LOANS**

(A) DEBENTURES

(A.1) The break up of the Debentures and relevant details thereof are as under :

Series	No. of Debentures		Rate of Interest (%)	Amount of Issue	**Balance as on 31.3.02**	Balance as on 30.9.01
J	**Secured Partly Convertible Debentures (Non Convertible Part of Rs.35/- each)**		12.50	26.18	-	5.55
	Restructured Debentures					
	Buy Back	3553458			**1.76**	
	Restructuring Scheme A	50000			**0.05**	
	Restructuring Scheme B	315731			**0.35**	
	TOTAL	**3919189**			**2.16**	5.55
A	**Secured Redeemable Non-Convertible Debentures of Rs. 1000/- each)**		17.50	72.75		69.60
	Regular Income Debentures					
	Retail Public	14951			**1.50**	
	Restructured Debentures					
	Buy Back	130000			**5.85**	
	Restructuring Scheme A	251200			**25.12**	
	Restructuring Scheme B	20000			**2.00**	
	Restructuring Scheme C	100000			**10.00**	
	TOTAL	**516151**			**44.47**	69.90
B	**Triple Plus Debentures**		Cumulative			11.89
	Retail Public	82997			**8.30**	
	Restructured Debentures					
	Buy Back	21000			**0.95**	
	TOTAL	**103997**			**9.25**	11.89
	Grand Total				**55.88**	87.34

(A.2) Out of the total Debentures, Non Retail Public Debentures (NRPD) are covered under the Scheme of Arrangement of the Company with certain Creditors (the Scheme) sanctioned by the High Court of Gujarat under Section 391 of the Companies Act 1956 and hence they stand restructured in terms thereof. In terms of the scheme these debenture holders are to be issued new debentures representing their outstanding in exchange of NRPD held by them prior to the sanction of the scheme. Pending the issue of new debentures, they are shown as Restructured Debentures under respective Scheme of Restructuring, which they have elected to participate.

(A.3) THE TERMS OF REDEMPTION/ CONVERSION ARE AS UNDER :
Series J : The Non-convertible part of Rs. 35/- each of the Debenture was redeemable in three instalments of Rs. 12/-, Rs. 12/- and Rs.11/- on 4th June,1998, 4th June,1999 and 4th June, 2000 respectively. First and Second instalments of Rs. 12/- each have been paid on 4th June, 1998 and 4th June, 1999 respectively. Third and final instalment of Rs.11/- each has been paid till 31st March, 2002 on 3560123 debentures and balance to be paid as per the scheme adopted by the Debenture holders.
Series A : Regular Income Debentures : Redeemable at par on 12th October, 2001. 211228 debentures have been redeemed and balance to be paid as per the scheme adopted by the Debenture holders.
Series B : Triple Plus Debentures : Redeemable along with accumulated interest, at Rs. 3250/- on 12th October, 2003.
The Company may at any time and from time to time, purchase Triple Plus Debentures at discount, at par or at premium in the open market or otherwise. Such debenture (s) may at the option of the Company, be cancelled, held or resold at such a price and *on such terms and conditions as the Company may deem fit* and as permitted by law.

SCHEDULES FORMING PART OF THE ACCOUNTS

In series B,168624 Triple Plus Debentures have been repurchased so far and kept alive for the purpose of reissue.

Debentures under Restructuring Scheme A are redeemable on 31-3-2005.

Terms of Redemption for Restructured Debentures under Restructuring Scheme B & C are as under.

Period	Quarterly instalment (% of Principal Amount)
30.06.2004 to 31.03.2005	5%
30.06.2005 to 31.03.2006	10%
30.06.2006 to 31.03.2007	15%
30.06.2007 to 31.03.2008	20%
30.06.2008 to 31.03.2009	20%
30.06.2009 to 31.03.2010	30%

(A.4) SECURITY:

The Debentures held by retail public are secured by Legal Mortgage on the fixed assets and movables of the Naroda Road Unit and are further secured by hypothecation of the movables of the Khatrej unit and joint equitable mortgage by deposit of the deeds of the whole of the immovable properties pertaining to Khatrej and Santej units. Such mortgage and charge is subsequent, subservient and subordinate to all other charges created on the said assets.

The Security relating to Debentures under Restructuring Scheme A, B & C is governed by the terms of the Scheme of Arrangement. Under the Scheme they are secured by second ranking charge on the Textile Plants and other future assets of the Company (excluding the current assets charged to the Working Capital Lenders) on pooled basis. The execution of Security Documents and Registration thereof in order to give formal effect to the security created under the Scheme is pending.

(B) LOAN FROM BANKS, FINANCIAL INSTITUTIONS AND OTHERS:

The Loans from Banks, Financial Institutions and Others stand secured in terms of the provisions of the Scheme of Arrangement relating thereto. The execution of Security Documents and registration thereof in order to give formal effect to the Security created under the Scheme is pending. In terms of the Scheme the loans from Banks, Financial Institutions and Others stand secured as under:

(B.1) From Banks:

Out of Term Loans of Rs. 365.41 Crores

(A) Loans of Rs. 127.36 crores are under Buy Back Scheme.

(B) Facility of Rs. 0.80 crores is secured by Joint Equitable mortgage by deposit of tiltle deeds of the Company's immovable properties and by way of hypothecation of movable properties of textile unit at Asoka Cotsyn.

(C) Loans amounting to Rs. 237.25 crores are secured by first ranking charge on pooled basis over the Textile Plants and all assets of the Company acquired in future (excluding the current assets charged to Working Capital Lenders). They are further secured by a second charge on pooled basis over current assets of the Company, both present and future, pertaining to its Textile Plants and Divisions.

Cash Credit and other facilities of Rs. 303.03 Crores

Cash Credit and other Working Capital facilities amounting to Rs. 303.03 Crores are secured by first charge on pooled basis on present current assets of the Company pertaining to its Textile Plants and all current assets of the Company acquired in future. They are further secured by a second charge over the Textile Plants and all assets of the Company acquired in future.

(B.2) From Financial Institutions and Others:

Out of Loans of Rs. 402.62 Crores

(A) Loans amounting to Rs. 321.46 Crores are secured by first ranking charge on pooled basis over the Textile Plants and all assets of the Company acquired in future (excluding the current assets charged to Working Capital Lenders). They are further secured by a second charge on pooled basis over current assets of the Company, both present and future, pertaining to its Textile Plants and Divisions.

(B) Loan of Rs. 1.17 crores is secured by Joint Equitable mortgage by deposit of tiltle deeds of the Company's immovable properties and by way of hypothecation of movable properties of textile unit at Asoka Cotsyn.

(C) Facilities of Rs. 79.99 crores are secured by first mortgage and charge on all the movable properties acquired by the company from Anagram Finance Ltd. And further secured by first pari passu pledge by Asman Investments Ltd. (A Subsidiary Company) of 16% Share holding in Arvind Products Ltd. and by a first pari passu pledge of 0.45% Share holding in Arvind Mills Ltd. by its promoters.

As per the Scheme, "Textile Plants" means all immovable properties, and all moveable properties of the Company, including moveable machinery, machinery spares, tools and accessories, but excluding investments and excluding current assets charged in favour of the Working Capital Lenders, at the following textile plants of the Company:

(a) Naroda Road, District Ahmedabad
(b) Village Santej at Taluka Kalol, District Mehsana
(c) Village Khatrej at Taluka Kalol, District Mehsana
(d) Asoka Spintex Division at Naroda Road, District Ahmedabad.
(e) Asoka Cotsyn Division at Khokhara Memdabad, District Ahmedabad.

7. **UNSECURED LOANS**

(A) Unsecured Debentures:

(A.1) 10,00,000 Redeemable Debentures of Rs. 100/- each aggregating to Rs. 4.50 crores (previous year Rs. 10 crores) after considering the effect of Buy-back in restructuring scheme.

(A.2) 1000 Redeemable Debentures of Rs. 1,00,000/- each aggregating to Rs. 4.50 crores (Previous Year Rs. 10 crores) after considering the effect of Buy-back in restructuring scheme.

8. No provision is necessary for Income tax including under provision of Section 115JB of the act in the accounts for the year as there would be no taxable income under the provisions of the Income-tax Act, 1961.

9. Other Liabilities include Rs. 8.21 crore (Rs. 1.38 crore) on account of book overdraft.

10. There is a Gain of Rs. Nil (Rs. 0.12 crore) on account of exchange difference on outstanding forward exchange contracts, which is to be recognised in the Accounts of subsequent years.

11. Current Assets includes Rs. 171.97 crore (Rs. 177.56 crore) due from subsidiary companies, Current Liabilities includes Rs. 46.53 crore (Rs. 42.33 crore) due to subsidiary companies.

12. Future rental obligations in respect of Plant & Machinery taken on lease is Rs. 653.25 crore. (Rs. 523.17 crore).Lease rentals payable within one year Rs. 45.12 crore.(Rs. 96.10 crore).

13. Small Scale undertakings have been identified by the Company on the basis of information provided to it by its suppliers. The names of such undertakings to whom amount is outstanding for more than 30 days as at 31st March, 2002 are as under:

Atul Enterprises,B.Trikamlal & Co., Bhagat Eng. Works, Bhavik Industries, Brush India, Climex Mkt. P. Ltd., Chamunda Fabrication, Chipco Bonding Systems (I) P Ltd., G.K. Industries, Geekay Corporation, Jemini Poly Plast industries,Gita Industries, Gujarat Rubber Industries,Hydorflex Hose Industries,Shree Laxmi Engineering and Moulding, Mayur Reeds & Healds Pvt. Ltd.,Nirmal Tubes & Containers Pvt. Ltd., R. Tex Enterprises,Sun Industries, United Textile Engineering Co, Jupiter Engineering Works, Sharda Electricals, Khodiyar Industries.

14. An amount of Rs. 1.15 crores (Rs. 24.61 crores) on account of restatement of Foreign Currency Loans as on 31st March, 2002, has been debited to Profit & Loss Account, and Rs. Nil (Rs. 37.47 crores) has been adjusted against the balance in Revaluation Reserve Account as per Accounting Standard 11 – "Accounting for the Effect of Changes in Foreign Exchange Rates" issued by the Institute of Chartered Accountants of India.

SCHEDULES FORMING PART OF THE ACCOUNTS

15. Segment Reporting :

Segment Information

Information about Business Segments (Information provided in respect of revenue items for the 6 months ended 31-03-2002 and in respect of assets/liabilities as at 31-03-2002)

(A) Primary Segment (Business Segment)

(Rs. in Crores)

	Textiles	Others	Unallocable	Total
Revenue				
External Sales	692.08	4.86	—	696.94
Add: Inter Segment Sales		0.04		0.04
Total Sales	692.08	4.90	—	696.98
Less : Inter Segment Revenue	—	0.04		0.04
Total Revenue	692.08	4.86	—	696.94
Results				
Segment Results before Interest & Finance Cost	113.42	(3.26)	(31.65)	78.51
Interest & Finance Cost				58.25
Profit from Ordinary Activities				20.26
Extraordinary Items				—
Net Profit				20.26
Other Information				
Segment Assets	2030.93	23.57	667.41	2721.91
Segment Liabilities	220.27	7.33	70.64	298.24
Segment Depreciation	69.78	0.87	3.39	74.04
Capital Expenditure	6.72	0.11	1.04	7.87
Non cash expenses other than Depreciation	2.79	0.33	14.80	17.92

Notes :

(i) The Company has disclosed business segments as the primary segment. Segment have been identified taking into account the nature of the products, differential risks and returns, the organisational structure and internal reporting system. The Company's operations predominantly relate to manufacturing of textiles.

(ii) Types of Products and Services in each business segment :
Textiles : Yarn, Fabric and Garments
Others : EPABX and RAX Systems.

(iii) Intersegment Revenues are recognised at sales price.

16. **Related Party Disclosures :**

As per the Accounting Standard on "Related Party Disclosures" (AS 18) issued by the Institute of Chartered Accountants of India, the related parties of the Company are as follows :

1) **List of Related Parties & Relationship :**

A. **Subsidiary Companies**
1 Asman Investments Limited
2 Arvind Products Limited
3 Arvind Brands Limited
4 Arvind Clothing Limited
5 Arvind Fashions Limited
6 Arvind Worldwide Inc., USA
7 Arvind Worldwide (M) Inc., Mauritius
8 Arvind Overseas (M) Limited, Mauritius
9 Big Mill Lauffenmuhle Gmbh, Germany
10 Omnitalk Wireless Solutions Limited
11 Syntel Telecom Limited
12 Lifestyle Fabrics Limited

B. **Key Management Personnel**
1 Shri Arvind N. Lalbhai
2 Shri Sanjay S. Lalbhai
3 Shri Samveg A. Lalbhai (upto 11th December,2001)
4 Shri Niranjan N. Lalbhai (upto 11th December,2001)

C. **Enterprises of Key Management Personnel where transactions have taken place**
1 J.P. Shah, Advocate

Note : Related party relationship is as identified by the Company and relied upon by the Auditors.

2) **Transactions with the Related Parties for the period 1st October, 01 to 31st March, 02**

(Rs. in crores)

Nature of Transactions	Related Parties Referred in 1(A) above	Referred in 1(B) & 1(C) above
Purchases		
Goods and Materials	21.52	
Fixed Assets	2.23	
Sales		
Goods and Materials	138.44	
Fixed Assets	1.30	
Expenses		
Receiving of Services	32.09	
Remuneration & Other Services		0.12
Sales Incentive	0.69	
Agent Commission	2.61	
Others	0.39	
Income		
Rendering of Services	11.51	
Finance		
Lease Rent Income	0.87	
Loan Given/Taken(Net)	2.23	
Interest/Dividend Received	0.39	
Guarantees & Collaterals	64.07	
Loans Written Off	102.58	
Outstandings as on 31.03.2002		
Receivable in respect of Current Assets	171.97	
Receivables in respect of loans	107.64	
Receivables in respect of Current Liabilities	46.53	

17. **Earning Per Share (EPS) :**

		2001-02	2000-01
Profit/(Loss) available to Equity shareholders	Rs. in crores	**18.45**	(511.18)
Weighted average no. of Equity Shares for Basic EPS	Nos.	**137908117**	91500450
Nominal value of Equity Shares	Rs.	**10**	10
Basic Earning per Equity Shares	Rs.	**1.34**	(55.87)

SCHEDULES FORMING PART OF THE ACCOUNTS

				2001-02 (Rs. crores)	2000-01 (Rs. crores)
(A)	Reconciliation of the profit/(loss) for the year, used for calculating Earning per Share				
	Profit/(Loss) for the year			**20.26**	(499.48)
	Less : Unpaid dividend on redeemable cumulative non-Convertible Preference Shares			**1.81**	11.70
	Profit/(Loss) due to Equity Shareholder			**18.45**	(511.18)
(B)	**For the year 2001-02**	Nos.	Days	Adj. Factor	Product
	Before Right Issue – Equity Shares	100549945	82	0.91	7503036896
	After Right Issue – Equity Shares	175962404	100		17596240400
					25099277296
	Weighted average				137908117
	For the year 2000-01	Nos.	Days	Adj. Factor	Product
	Weighted average – Equity Shares	100549945		0.91	91500450

18. Deferred Tax

In terms of Accounting Standard (AS 22) on "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, there is a net deferred tax asset for the past years as well as for the current period after adjusting unabsorbed depreciation and carry forward losses of the past years. In compliance with the provision of the Accounting Standard and based on General Prudence, the Company has not recognised the said deferred tax asset while preparing the accounts for the period under audit.

19. DEBT RESTRUCTURING SCHEME :

(A) The Scheme of Arrangement between the Company and certain Lenders for restructuring the debt of the Company (the Scheme) is sanctioned by the High Court of Gujarat under Section 391 of the Companies Act 1956 on April 08, 2002. The Scheme is operating with retrospective effect from April 1, 2000 and consequently the debt of all the lenders covered under the Scheme stands restructured as per the terms of the Scheme. Hence the Company has given the effect of the same in the accounts for the period ending on March 31, 2002.

(B) The Scheme contained two basic options for the lenders viz. Debt Buy-back and Debt Restructuring. The Debt Buy-back Option entails substantial relief and concessions in the form of remission of part of principal amount of liability and waiver of all accrued interest and other charges if any. The Debt Restructuring option entails rescheduling of principal amount, reduction of rate of interest and waiver of default/penal interest, liquidated damages and other charges up to the cut-off date.

Further High Court of Gujarat has directed the Company to credit to a separate Reconstruction Reserve Account the net outcome of the sanctioned Scheme of arrangement being the amount of gain made by the Company on account of Debt Buyback under the Scheme after providing for/setting off, of losses, if any, arising out of revaluation of all the material assets and liabilities of the Company required to be carried out pursuant to the Debt Restructuring Agreement (to be entered into by the Company and its Lenders opting for any of the Debt Restructuring options under the Scheme) and the past losses incurred by the Company. High Court of Gujarat has also prohibited the Company from using this Reconstruction Reserve for declaration of dividend till all the lenders under the Scheme are fully paid-off.

(C) In terms of the Scheme, M/s. Deloitte Haskins & Sells are appointed as an Independent Auditor on behalf of the lenders. Pursuant to the Scope of Work as contained in Debt Restructuring Agreement they have carried out a one time critical analysis of the assets and liabilities of the Company as on March 31, 2002 and have worked out the amount required to be credited to the Reconstruction Reserve in terms of the direction issued by the High Court of Gujarat as above.

(D) Accordingly, as per the terms of the Scheme read together the direction issued by the High Court of Gujarat, and considering the recommendation of the Independent Auditor, the Company, while preparing the accounts for the period under audit, has :

(D.1) Provided interest for the period in the Profit and Loss Account on its borrowing at rates of interest as provided under the Scheme,

(D.2) Stated the liability in the Balance Sheet with respect to its borrowing on the restructured terms.

(D.3) Credited an amount of Rs. 456.63 crores to Reconstruction Reserve on account of net gain made by the Company under the Scheme.

(D.4) Set off against the above amount of Rs. 456.63 crores being the balance available in the Reconstruction Reserve, against the debit balance of Profit & Loss Account.

20. BREAK-UP OF SALES (NET OF EXCISE) :

	Class of Goods	Unit of Quantity	2001-2002 Quantity In crores	2001-2002 Amount Rs. In crores	2000-2001 Quantity In crores	2000-2001 Amount Rs. In crores
(A)	**Textile :**					
	Cloth	Metres	**5.79**	**566.09**	17.04	1493.20
	Knit Fabric	Kgs	**0.01**	**3.49**	0.15	42.26
	Yarn	Kgs	**0.56**	**54.49**	1.55	168.80
	Others			**1.11**		—
				625.18		1704.26
(B)	**Electronics :**					
	EPABX/RAX	Lines	**(15538)**	**1.11**	0.01	6.73
	FCBC/PBT	Nos.		**0.15**	(2470)	0.45
	Trunk Radio	Nos.	**(694)**	**3.41**	(3772)	8.31
	Delta	Lines	**(560)**	**0.11**		—
				4.78		15.49
(C)	**Garments :**					
	Garments	Nos.	**0.18**	**43.49**	0.29	73.15
(D)	**Utility :**					
	Utility			**9.28**		25.96
(E)	**I T Services :**					
	I T Services			**0.08**		0.83
(F)	**Misc. Sales :**			**14.13**		34.36
	TOTAL SALES			**696.94**		1854.05

SCHEDULES FORMING PART OF THE ACCOUNTS

21. BREAK-UP OF RAW MATERIALS CONSUMED :

		2001-2002		2000-2001	
Item	Unit of Quantity	Quantity In crores	Amount Rs. In crores	Quantity In crores	Amount Rs. In crores
Cotton	Kgs	3.64	172.40	9.81	523.16
Yarn	Kgs	0.28	43.92	1.94	229.57
Grey Cloth	Metres	0.01	0.51	0.12	5.91
Others			9.79		36.05
			226.62		794.69

22. BREAK-UP OF PURCHASES OF FINISHED GOODS :

		2001-2002		2000-2001	
Item	Unit of Quantity	Quantity In crores	Amount Rs. In crores	Quantity In crores	Amount Rs. In crores
Textiles :					
Cloth	Metres	(20607)	0.18	0.02	1.75
Knit Fabrics	Kgs	—	—	(222)	0.01
			0.18		1.76
Electronics :					
FCBC/PBT	Nos.	—	0.17	(2470)	0.46
Delta	Lines	(608)	0.06	—	—
Trunk Radio	Nos.	(740)	1.23	(2581)	4.64
			1.46		5.10
Garments :					
Garments	Nos.	(4423)	0.18	(44466)	0.76
TOTAL			1.82		7.62

23. BREAK-UP OF FINISHED GOODS STOCK :

		2001-2002		2000-2001	
Item	Unit of Quantity	Quantity In crores	Amount Rs. In crores	Quantity In crores	Amount Rs. In crores
Opening Stocks :					
Textiles					
Cloth	Metres	0.67	58.99	0.83	69.59
Cloth at Retail Shop	Metres	—	—	0.01	0.77
Knits Fabric	Kgs	0.01	1.37	(47903)	2.13
Yarn	Kgs	0.07	8.42	0.01	1.69
			68.78		74.18
Electronics :					
FCBC/PBT	Nos.	(635)	0.27	(635)	0.22
EPABX/RAX	Lines	(241)	0.05	(1239)	0.10
Trunk Radio	Nos.	(2023)	3.01	(3214)	2.62
			3.33		2.94
Garments :					
Garments	Nos.	0.04	6.33	0.01	2.36
TOTAL			78.44		79.48

SCHEDULES FORMING PART OF THE ACCOUNTS

24. BREAK-UP OF FINISHED GOODS STOCK :

Item	Unit of Quantity	2001-2002 Quantity In crores	2001-2002 Amount Rs. In crores	2000-2001 Quantity In crores	2000-2001 Amount Rs. In crores
Closing Stocks :					
Textiles					
Cloth	Metres	**0.59**	**46.31**	0.67	58.99
Knit Fabrics	Kgs	**0.01**	**1.25**	0.01	1.37
Yarn	Kgs	**0.05**	**5.28**	0.07	8.42
			52.84		68.78
Electronics :					
FCBC/PBT	Nos.	**(635)**	**0.24**	(635)	0.27
EPABX/ RAX	Lines	**(374)**	**0.02**	(241)	0.05
Delta	Lines	**(48)**	**(40344)**	—	—
Trunk Radio	Nos.	**(2069)**	**1.82**	(2023)	3.01
			2.08		3.33
Garments :					
Garments	Nos.	**0.03**	**3.78**	0.04	6.33
TOTAL			**58.70**		78.44

25. ACTUAL PRODUCTION :

Class of Goods	Unit of Quantity In crores	2001-2002	2000-2001
Cloth *	Metres	**5.70**	16.85
Cloth **	Kgs	**0.02**	0.15
Yarn ***	Kgs	**0.54**	1.60
EPABX	Lines	**(15671)**	0.01
Garments ****	Nos.	**0.17**	0.31

* Net of internal consumption of 0.06 (0.91) crore metres

** Net of internal consumption of 0.04 (0.10) crore kgs

*** Net of internal consumption of 0.35 (0.87) crore of kgs.

**** Converted on job work basis by outsiders.

Note : Quantity of cloth shown in opening stock, production & closing stock is packed cloth only and does not include loose finished cloth lying in folding/ stamping department.

26. LICENSED CAPACITY & INSTALLED CAPACITY :
(As per management certificate)

Particulars	Licensed capacity 2001-2002	Licensed capacity 2000-2001	Installed capacity 2001-2002	Installed capacity 2000-2001
Spindles	**222608**	222608	**118564**	116528
Rotors	**2784**	2784	**8496**	8688
Stiching Machines	—	—	**334**	296
Knitting Machines	—	—	**62**	62
Looms	**3878**	3878	**871**	877
EPABX / RAX System Lines	**NA**	NA	**200000**	200000

(Rs. in crores)

27. C.I.F VALUE OF IMPORTS :	2001-2002	2000-2001
Capital goods	**0.99**	2.11
Dyes & Chemicals, Stores and Spare Parts	**22.64**	53.55
Raw Materials	**132.07**	188.22

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs in crores)

28. EXPENDITURE IN FOREIGN CURRENCY	2001-2002	2000-2001
(a) Commission	6.63	15.57
(b) Professional Consultation Fees	4.19	3.07
(c) Other Matters	7.37	5.28
TOTAL	18.19	23.92

29. CONSUMPTION OF IMPORTED RAW MATERIALS AND SPARES : (Rs. in crores)

	2001-2002		2000-2001	
	Raw materials	Spares	Raw materials	Spares
Imported	122.01	5.60	133.77	15.40
	53.84%	29.88%	16.83%	31.92%
Indigenous	104.61	13.14	660.92	32.84
	46.16%	70.12%	83.17%	68.08%
TOTAL	226.62	18.74	794.69	48.24
	100%	100%	100%	100%

30. REMITTANCES IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDENDS :	2001-2002	2000-2001
(a) Year to which the dividend relates	2000-2001	1999-2000
(b) Number of non-resident shareholders to whom remittances were made	Nil	Nil
(c) Number of shares on which remittances were made	Nil	Nil
(d) Amounts remitted (Rs. in crores)	Nil	Nil

(Rs. in crores)

	2001-2002	2000-2001
31. Earning in foreign exchange (Export of goods on FOB basis)	317.40	887.44

32. Figures less than 50,000, which are required to be shown separately, have been shown as actual in brackets.

33. Previous year's figures are shown in brackets and are regrouped or recast wherever necessary.

34. *Current Year's figures are for a period of 6 months ended on 31st March, 2002 and hence are not strictly comparable with those of the previous year which are* for a period of 18 months.

Signatures to Schedules 1 to 15

As per our report attached For **SORAB S. ENGINEER & CO.** Chartered Accountants	**SANJAY S. LALBHAI**	Managing Director
N.D. ANKLESARIA Partner	**NAISHADH I. PARIKH**	Director
Ahmedabad, 30th August, 2002	**SONALI N. NARASIMHAN**	Assistant Secretary

SCHEDULES FORMING PART OF THE ACCOUNTS

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

1.	**Registration Details:**	
	Registration No.	93
	State Code	04
	Balance Sheet Date	31st March, 2002
2.	**Capital Raised During the Period :**	(Rs. in crores)
	Public Issue	—
	Rights Issue	75.41
	Bonus Issue	—
	Private Placement	—
	Preference Share Capital	—
3.	**Position of Mobilisation and Deployment of Funds :**	(Rs. in crores)
	Total Liabilities	2646.25
	Total Assets	2646.25
	Sources of Funds :	
	Paid up Capital	
	– Equity	140.05
	– Preference	69.50
	Reseves & Surplus	696.78
	Secured Loans	1144.70
	Unsecured Loans	494.01
	Application of Funds :	
	Net Fixed Assets	1735.06
	Investments	121.37
	Net Current Assets	688.61

4.	**Performance of Company :**	(Rs. in crores)
	Turnover	698.73
	Total Expenditure	693.14
	Profit/(Loss) before tax	20.26
	Profit/(Loss) after tax	20.26
	Earning per Share (Rs.)	1.34
	Dividend Rate	—
5.	**Generic Names of Principal Products, Services of the Company :**	
	Item Code (ITC Code)	520942.00
	Product Description	Denim
	Item Code (ITC Code)	520832.00
	Product Description	Dyed Poplin/ Shirting
	Item Code (ITC Code)	520524.00
	Product Description	Cotton Yarn

SANJAY S. LALBHAI Managing Director

NAISHADH I. PARIKH Director

SONALI N. NARASIMHAN Assistant Secretary

CASH FLOW STATEMENT FOR THE PERIOD ENDED ON 31ST MARCH, 2002

			Period 1-10-2001 to 31-03-02 (Rs. in Crores)		Period 1-4-2000 to 30-09-01 (Rs. in Crores)
A	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit/(Loss) before extraordinary items		20.26		(499.48)
	Adjustments for:				
	Depreciation	74.04		221.90	
	Interest Income	(15.25)		(23.66)	
	Interest & Lease Rent Expenses	67.51		441.53	
	Exchange Rate Difference	1.15		23.12	
	Bad Debts / Advances Written Off	1.15		3.60	
	Fixed Assets Written Off	0.02		0.20	
	Provision for Doubtful debts	0.36		5.70	
	Sundry Debits / Credit written off	3.01		14.06	
	Project expenses written off	0.00		0.45	
	Loss/(Profit) on Sale of Investments	0.00		(0.28)	
	Loss/(Profit) on Sale of Fixed Assets	12.22	144.21	6.34	692.96
	Operating Profit before Working Capital Changes		164.47		193.48
	Working Capital Changes:				
	Changes in Inventories	14.91		(27.61)	
	Changes in Trade Receivables	(27.80)		(14.72)	
	Changes in Other Receivables	43.13		2.36	
	Change in Current Liabilities	35.93		(10.52)	
	Net Changes in Working Capital		66.17		(50.49)
	Net Cash from Operating Activities		230.64		142.99
B	**CASH FLOW FROM INVESTING ACTIVITIES**				
	Purchase of Fixed Assets	(36.58)		(61.52)	
	Sale of Fixed Assets	9.96		81.46	
	Change in Investments	0.00		(23.54)	
	Change in Loans & Advances	(4.57)		69.39	
	Interest Income	15.50		23.10	
	Net Cash Flow from Investing Activities		(15.69)		88.89
C	**CASH FLOW FROM FINANCING ACTIVITIES**				
	Issue of Equity Share Capital	39.50		0.00	
	Share Issue Expenses	(1.59)		0.00	
	Change in Borrowings	(16.08)		(50.55)	
	Interest Paid	(33.23)		(129.67)	
	Net Cash Flow from Financing Activities		(11.40)		(180.22)
	Net Increase/(Decrease) in Cash & Cash Equivalents		203.55		51.66
	Cash & Cash Equivalent at the beginning of the Period		79.16		27.50
	Cash and Cash Equivalent at the end of the Period		282.71		79.16

Note

1 Previous Year's figures are regrouped or recast wherever necessary.

SANJAY S. LALBHAI Managing Director

NAISHADH I. PARIKH Director

SONALI N. NARASIMHAN Assistant Secretary

AUDITORS' REPORT

To,
The Board of Directors
The Arvind Mills Limited
Ahmedabad

We have examined the above cash flow statement of The Arvind Mills Limited for the period ended on 31st March, 2002. The Statement has been prepared by the Company in accordance with the requirement of Clause 32 of Listing Agreement with the Stock Exchanges and is based on and in agreement with the corresponding Profit & Loss Account and Balance Sheet of the Company covered by our report of 30th August, 2002 to the members of the Company.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. Anklesaria
Partner
Ahmedabad, 30th August, 2002

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

Name of the Subsidiary Company	Arvind Products Limited	Arvind Brands Limited	Arvind Clothing Limited	Arvind Fashions Limited	Asman Investments Limited	Lifestyle Fabrics Limited	Omnitalk Wireless Solutions Ltd.	Syntel Telecom Limited	Arvind Worldwide Inc., U.S.A.	Arvind Worldwide (M) Inc., Mauritius	Arvind Overseas (M) Limited Mauritius	Big Mill Lauffenmuhle GmbH Germany
The Financial Year of Subsidiary ended on :	01.10.2001 to 31.03.2002	31.03.2002	31.03.2002	31.03.2002	01.10.2001 to 31.03.2002	31.03.2002	31.03.2002	31.03.2002	31.03.2002	31.03.2002	31.03.2002	31.03.2002
Number of Equity Shares held by the Company on the above dates :	4,05,82,035 Shares of Rs. 10/- each fully paid up are held by Asman Investments Ltd.	3,00,00,007 Shares of Rs. 10/- each fully paid up are held by the Company and its subsidiary	1,03,50,000 Shares of Rs. 10/- each fully paid up are held by Arvind Brands Ltd.	80,00,000 Shares of Rs. 10/- each fully paid up are held by Arvind Brands Ltd.	30,00,000 Shares of Rs. 10/- each fully paid up	39,49,100 Shares of Rs. 10/- each fully paid up are held by Asman Investment Ltd.	100 Shares of Rs. 10/- each fully paid up	2 Shares of Rs. 10/- each fully paid up	500 Shares (Without par value)	54,840 Shares of US$ 100/- each fully paid up	18,47,400 Shares of M Rs. 100/- each fully paid up	— (Scriptless Securities DM 5,00,000) held by the Company and its subsidiary
Extent of holding	50.13% of equity by Asman Investments Ltd.	100%	99.99% of equity by Arvind Brands Ltd.	99.99% of equity by Arvind Brands Ltd.	100%	71.80% of equity by Asman Investments Ltd.	100%	100%	100%	100%	100%	100%
The net aggregate of Profit/(Losses) of the Subsidiary so far as they concern the members of the Company and which are not dealt with the accounts of the Company for the year ended of the respective subsidiaries												
(i) For the Financial Year of the Subsidiary	Rs. (1811.21) lacs	Rs. (6055.90) lacs	Rs. (144.77) lacs	Rs. (353.39) lacs	Rs. (462.88) lacs	Rs. (118.92) lacs	Rs. (0.02) lac	Rs. (0.24) lac	US$ (4.35) lac	US$ (12.67) lacs	M Rs. 291.72 lacs	DM 0.01 lac
(ii) For the previous Financial Years of the Subsidiary	Nil	Rs. (4887.25) lacs	Rs. 181.68 lacs	Rs. 507.58 lacs	Rs. (8000.63) lacs	Rs. (321.51) lacs	Rs. (0.27) lac	Rs. (88.22) lacs	US$ (0.51) lac	US$ (57.34) lacs	M Rs.(1878.49) lacs	DM (10.74) lacs
The net aggregate of Profit/(Losses) of the Subsidiary so far as they concern the members of the Company and which are dealt with the accounts of the Company for the year ended 31st March, 2002												
(i) For the Financial Year of the Subsidiary	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	US$ Nil	US$ Nil	M Rs. Nil	DM Nil
(ii) For the previous Financial Years of the Subsidiary	Rs. Nil	Rs. Nil	Rs. 258.75 lacs	Rs. 600.00 lacs	Rs. Nil	Rs. Nil	Rs. Nil	Rs. Nil	US$ 1.00 lac	US$ 0.50 lac	M Rs. Nil	DM Nil

SANJAY S. LALBHAI Managing Director

NAISHADH I. PARIKH Director

Ahmedabad, 30th August, 2002

SONALI N. NARASIMHAN Assistant Secretary

DIRECTORS' REPORT

To the Members,

Your Directors present the Annual Report alongwith the Audited Financial Statements for the period from 1 October 2001 to 31 March 2002.

FINANCIAL RESULTS :

The highlights of the financial results are :

(Rs. in Lac)

	2001-2002 (6 months)	2000-2001 (18 months)
Turnover and other income	**16457.87**	54125.08
Profit/(Loss) before depreciation, interest, taxation and Extraordinary items	**1702.60**	5484.14
Less : Interest & Finance Cost (Net)	**2142.44**	8045.61
Less : Depreciation	**1955.42**	6859.74
Profit/(Loss) before tax and extraordinary items	**(2395.26)**	(9421.21)
Less : Extraordinary Items – Income (Expenses)	**(15.66)**	592.48
Less : Taxation (including deferred tax Rs. 1105.25 Lac)	**1202.11**	–
Profit/(Loss) for the year	**(3613.03)**	(8828.73)
Add : Transferred from Amalgamation Reserve	**0.00**	5574.25
Add : Transferred from General Reserve	**0.00**	1418.44
Add : Balance as per last year's Balance Sheet	**0.00**	1836.04
Balance carried to Balance Sheet	**(3613.03)**	0.00

The Company's financial year comprised of 6 months i.e. from 1 October 2001 to 31 March 2002. The last financial year was extended by six months and was of 18 months ending 30 September 2001. Hence the figures of the financial year under review are not comparable with those of the previous year.

DIVIDENDS :

Your Directors do not recommend any dividend on Preference Shares or Equity Shares for the period under review, considering the losses incurred by the Company.

OPERATIONS :

Sales and Operating Income for the 6 months period ended 31 March 2002 were Rs. 16317 Lac as compared to Rs. 53880 Lac for the 18 months ended on 30 September 2001. Operating Profit (EBIDTA) for period ended 31 March 2002 is Rs. 1703 Lac as compared to Rs. 5484 Lac for 18 months period ended on 30 September 2001.

The Company's net loss is Rs. 2411 Lac for the period ended 31 March 2002 as compared to net loss of Rs. 8829 Lac in the period ended 30 September 2001. Interest & Finance Charges were Rs. 2142 Lac and Depreciation was Rs. 1955 Lac for the period ended 31 March 2002. The Company has incurred a Cash Loss of Rs. 456 Lac during this period.

Bottom weights division is the highest revenue earner for the Company contributing 35% to total revenue aggregating to Rs. 5724 Lac. Market for Bottom Weight is expected to improve in the near future. The Company is making all out efforts to increase their exports with better and differentiated product-mix. The Company is targeting large and internationally established brands to enrich its customer mix.

Yarn produced by the divisions of the Company viz. Arvind Intex at Ahmedabad and Arvind Cotspin at Kolhapur are largely supplied to meet requirement of The Arvind Mills Limited, the holding Company. The revenue of Arvind Intex is Rs. 2476 Lac contributing 15% to total revenue of the Company and that of Arvind Cotspin Rs. 3122 Lac at 19% of Company's revenue.

Another division viz. Ankur Textiles is a composite mill engaged in manufacturing of Voiles and is catering to a niche market segment, with a share of 29% at Rs. 4745 Lac in the total revenue of the Company. This Division is performing well and it is expected that it will continue to fare better. The Company is in the process of developing new markets for products of this division.

As a part of growth strategy, the Company is focussing on vertical integration in to Garmenting that will be a key growth driver for future. In the first year, the Company has made a modest beginning with revenue of Garment division of Rs. 391 Lac contributing 2% of the total revenue.

STATUS OF DEBT RESTRUCTURING :

As reported last year, the process of debt restructuring initiated by the Company has received good response and many lenders have accepted the proposal of the Company. The effect of such debt restructuring is already provided in the accounts under review for those lenders who have conveyed their approval to the debt restructuring plan.

DIRECTORS :

Subsequent to the close of financial year on 31st March, 2002 following changes have occurred in the Board of Directors of the Company :

Mr. Sanjay S. Lalbhai has resigned from the Board of Directors w.e.f. 19th November, 2002 and Mr. Darshan Mehta has been appointed by the Board in the casual vacancy caused due to his resignation.

Dr. V.L. Mote has been appointed by the Board as an Additional Director at the meeting of the Board of Directors held on 19th November, 2002 and he holds office upto the date of the ensuing Annual General Meeting. The Company has received Notice in writing under Section 257 from a member proposing his candidature as Director.

With effect from 19th November, 2002, the Board of Directors of the Company have approved payment of remuneration to Mr. Arvind N. Lalbhai, Managing Director of the Company who was hitherto not drawing any remuneration from the Company. The payment of remuneration to Mr. Arvind N. Lalbhai is subject to approval of shareholders at the ensuing Annual General Meeting.

The Board of Directors of the Company have decided that with effect from 1st December, 2002, no remuneration and perquisites shall be payable to Mr. Anang A. Lalbhai, Managing Director of the

Company who was hitherto drawing remuneration from the Company.

Mr. Naishadh I. Parikh, the Director of the Company retires by rotation at the ensuing Annual General Meeting and he, being eligible, offers himself for re-appointment.

RESPONSIBILITY STATEMENT :

The Directors confirm that:

1. In the preparation of the annual accounts, the applicable accounting standards have been followed. There are no material departures from the applicable accounting standards.
2. Such accounting policies have been selected and applied consistently and such judgements and estimates have been made as are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for the year.
3. Proper and sufficient care had been taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4. The attached statements of accounts for the period ended on March 31, 2002 have been prepared on a going concern basis.

INFORMATION REGARDING CONSERVATION OF ENERGY ETC. AND EMPLOYEES :

Information required under Section 217(1)(e) of the Companies Act, 1956 read with Rule 2 of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and under Section 217(2A) of the Companies Act, 1956 read with Companies [Particulars of Employees] Rules, 1975, as amended from time to time, form part of this report. However, as per the provisions of Section 219(1)(b)(iv), the report and accounts are being sent to all shareholders of the Company excluding the information relating to conservation of energy, technology absorption and foreign exchange earning and outgo, and the statement of particulars of employees. Any shareholder interested in obtaining such particulars may inspect the same at the Registered Office of the Company or write to the Secretary for a copy.

AUDITORS :

The Auditors, Sorab S. Engineer & Co., retire and offer for re-appointment. It is proposed that Sorab S. Engineer & Co., be re-appointed as Auditors of the Company. You are requested to appoint the Auditors and fix their remuneration.

The specific notes forming part of the Accounts referred to in the Auditors' Report are self-explanatory and give complete information.

ACKNOWLEDGEMENT :

Your Directors are sincerely thankful to the Company's lenders, Indian financial institutions, commercial banks, overseas banks and financial institutions for their continued support, especially in making its Debt Restructuring programme successful. Your Directors also place on record their appreciation for the services rendered by the employees of the Company.

By Order of the Board

ARVIND N. LALBHAI
Chairman and Managing Director

Date : 19th November, 2002
Place : Ahmedabad

REPORT OF THE AUDITORS TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of ARVIND PRODUCTS LIMITED, as at 31st March, 2002 and also the annexed Profit & Loss Account of the Company for the period ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

A. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we annex hereto statement on the matters specified in paragraphs 4 and 5 of the said Order.

B. Further to our comments in the Annexure referred to in paragraph 'A' above, we report that:
   1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.
   2. In our opinion, proper Books of Account as required by law have been kept by the Company, so far as appears from our examination of those books.
   3. The Balance Sheet and Profit & Loss Account, dealt with by this report, are in agreement with the books of account.
   4. In our opinion, the Balance Sheet and Profit & Loss Account dealt with by this report comply with the applicable accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 to the extent applicable.
   5. On the basis of written representations received from the Directors, as on 31st March, 2002, and taken on record by the Board of Directors, we report that none of Directors is disqualified as on 31st March, 2002 from being appointed as a Director in terms of Clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.
   6. In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
      (a) in the case of the Balance Sheet, of the state of the affairs of the Company as at 31st March, 2002 and
      (b) in the case of the Profit & Loss Account, of Loss for the period ended on that date.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

Ahmedabad,
30th August, 2002

M.P. ANTIA
Partner

ANNEXURE TO THE AUDITORS' REPORT

Annexure referred to in paragraph 'A' of the Auditors' Report to the members of Arvind Products Limited on the accounts for the year ended 31st March, 2002.

1. The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets purchased. The fixed assets of the Company have been physically verified by the Management during the period and no serious discrepancies between the book records and physical inventory have been noticed.
2. The Company has, based on a valuation made by approved valuers, revalued the Fixed Assets as at 1st October, 2001, except in one of its division.
3. Physical verification has been conducted by the Management at reasonable periods, in respect of finished goods, stores, spare-parts and raw materials.
4. In our opinion the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and the book records were not material.
6. In our opinion the valuation of stock is fair and proper in accordance with normally accepted accounting principles and is on the same basis as in the preceding year.
7. The Company has taken unsecured loans from the Company listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are prima facie not prejudicial to the interest of the Company. The Company has not taken any loans from the firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or from the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956.
8. The Company has given loans to companies listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are prima facie not prejudicial to the interest of the Company. The Company has not granted any loans to the firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or to the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956.
9. The Company has given loans to its employees who are repaying the principal amount and interest as stipulated.
   The Company has given interest free loan to a Company. There is no stipulation regarding repayment of principal and interest.
10. In our opinion and according to the information given to us, there is adequate internal control procedure commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials, plant and machinery, equipment and other assets and for the sale of finished goods.
11. According to the information and explanations given to us, the transactions of purchase and sale of goods and materials made in pursuance of contracts or agreements entered in the register maintained under Section 301 of the Companies Act, 1956 aggregating during the period to Rs. 50,000/- or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods and materials or the prices at which transaction for similar goods have been made with other parties.
12. Unserviceable or damaged stores, raw materials and finished goods are determined by the Company and adequate provision has been made in the accounts for the loss so determined.
13. The Company has not accepted any fixed deposit during the period.
14. In our opinion reasonable records have been maintained for sale and disposal of by products and scrap.
15. In our opinion, the coverage of Internal Audit functions carried out by firms of Chartered Accountants appointed by the management is commensurate with the size of the Company and the nature of its business.
16. We have broadly reviewed books of account maintained by the Company pursuant to the notification of the Central Government for the maintenance of the cost records under Section 209(1)(d) of the Companies Act, 1956 and on the basis of the information received, are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of these records with a view to determine whether they are accurate or complete.
17. Provident Fund and Employees' State Insurance dues have been regularly deposited by the Company with the appropriate authority.
18. According to the information and explanations given to us, there are no undisputed amount payable in respect of Income Tax, Wealth-tax, Sales-tax, Customs Duty and Excise Duty outstanding for a period of more than six months as at 31st March, 2002 from the date they became payable.
19. According to the information and explanations given to us, no personal expenses have been charged to revenue account.
20. The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
21. In relation to trading activities of the Company, damaged goods have been determined and adequate provision for loss has been made in the accounts.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

Ahmedabad,
30th August, 2002

M.P. ANTIA
Partner

BALANCE SHEET AS AT 31ST MARCH, 2002

(Rs. in Lacs)

	Schedule	As at 31-03-2002	As at 30-09-2001
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	1	14109.00	14109.00
Reserves and Surplus	2	238.29	234.74
		14347.29	14343.74
Loan Funds			
Secured Loans	3	29888.82	28853.33
Unsecured Loans	4	2760.00	4190.30
		32648.82	33043.63
Deferred Tax Liabilities (Net) (Note No.9)		1210.49	—
TOTAL		48206.60	47387.37
APPLICATION OF FUNDS			
Fixed Assets	5		
Gross Block		43303.51	56738.16
Less : Depreciation		1983.56	12561.27
Net Block		41319.95	44176.89
Capital work in progress		62.32	102.52
		41382.27	44279.41
Investments	6	145.20	231.98
Current Assets, Loans & Advances	7		
Inventories		6185.73	5430.48
Sundry Debtors		5811.29	6311.49
Cash and Bank Balances		277.80	247.79
Other Current Assets		220.37	273.44
Loans and Advances		1575.10	2476.72
		14070.29	14739.92
Less : Current Liabilities and Provisions	8		
Liabilities		10923.24	11806.40
Provisions		80.95	57.54
		11004.19	11863.94
Net Current Assets		3066.10	2875.98
Debit Balance in Profit & Loss Account		3613.03	—
TOTAL		48206.60	47387.37
Notes Forming Part of Accounts	16		

As per our report attached
For **SOROB S. ENGINEER & CO.**
Chartered Accountants

M.P. ANTIA
Partner

Ahmedabad, 30th August, 2002

On behalf of Board of Directors
ARVIND N. LALBHAI
Managing Director

NAISHADH I. PARIKH
Director

R.V. BHIMANI
Company Secretary

PROFIT AND LOSS ACCOUNT FOR THE PERIOD ENDED ON 31ST MARCH, 2002

(Rs. in Lacs)

	Schedule	2001-2002 (6 Months)	2000-2001 (18 Months)
INCOME :			
Sales and Operating Income	9	16317.16	53879.90
Other Income	10	140.71	245.18
		16457.87	54125.08
EXPENSES :			
Raw Materials Consumed		6680.03	25080.07
Purchase of Finished goods		798.74	2307.57
Employees' Emoluments	11	1351.87	3565.62
Others	12	6121.85	18083.39
Interest & Finance Costs (Net)	13	2142.44	8045.61
Depreciation		1955.42	6859.74
(Increase) in Stocks	14	(197.22)	(395.71)
		18853.13	63546.29
Loss before Extra-ordinary Items and Taxation		2395.26	9421.21
Extra-ordinary Items - Expense/(Income)	15	15.66	(592.48)
Loss before Taxation		2410.92	8828.73
Short Provision of Income Tax in earlier years		96.86	—
Deferred Tax Liabilities (Net) (Note No. 9)		1105.25	—
Transferred from Amalgamation Reserve		—	(5574.25)
Transferred from General Reserve		—	(1418.44)
Balance as per last year's Balance Sheet		—	(1836.04)
		3613.03	—
Deficit carried to Balance Sheet		3613.03	—
		3613.03	—
Notes Forming Part of Accounts	16		

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

M.P. ANTIA
Partner

Ahmedabad, 30th August, 2002

On behalf of Board of Directors
ARVIND N. LALBHAI
Managing Director

NAISHADH I. PARIKH
Director

R.V. BHIMANI
Company Secretary

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Lacs)

	As at 31-03-2002	As at 30-09-2001
SCHEDULE '1' : SHARE CAPITAL		
Authorised		
15,00,00,000 Equity Shares (Previous Year 15,00,00,000) of Rs.10/-each	**15000.00**	15000.00
1,40,000 10% Cumu. Redeemable Preference Shares (Previous Year 1,40,000) of Rs.10/- each	**14.00**	14.00
64,86,000 13.5% Cumu. Redeemable Preference Shares (Previous Year 64,,86,000) of Rs.100/- each	**6486.00**	6486.00
	21500.00	21500.00
Issued & Subscribed		
8,09,54,988 Equity Shares (Previous Year 8,09,54,988) of Rs.10/- each fully paid up	**8095.50**	8095.50
1,35,000 10% Cumu. Redeemable Preference Shares (Previous Year 1,35,000) of Rs.10/- each	**13.50**	13.50
60,00,000 13.50% Cumu. Redeemable Preference Shares (Previous Year 60,00,000) of Rs.100/- each	**6000.00**	6000.00
TOTAL	**14109.00**	14109.00

1. The above Shares Capital except 15,000 Equity Shares & 1,35,000 10% Cumu. Redeemable Preference Shares has been issued for consideration other than cash as per the scheme of amalgamation of Arvind Cotspin Ltd., Arvind Intex Ltd., and Arvind Polycot Ltd., with the Company sanctioned by Honourable High Court of Gujarat.
2. 4,05,74,639 shares are held by holding company Asman Investments Ltd. (Previous Year 4,05,58,449) (Note No. 4 for terms of Redemption)

	As at 31-03-2002	As at 30-09-2001
SCHEDULE '2' : RESERVES AND SURPLUS		
CAPITAL RESERVE		
As per last Balance Sheet	**35.00**	35.00
Add : Remission of Principal Amount (Net) (Note No. 8)	**108.79**	—
	143.79	35.00
GENERAL RESERVE		
As per last Balance Sheet	**105.24**	1523.68
Less : Transferred to Profit and Loss Account	—	1418.44
	105.24	105.24
Less : Deferred Tax Adjustment on initial adoption (Note No. 9)	**105.24**	—
	—	105.24
AMALGAMATION RESERVE		
As per last Balance Sheet	—	5574.25
Less : Transferred to Profit & Loss Account	—	5574.25
	—	—
INVESTMENT ALLOWANCE RESERVE		
As per last Balance Sheet	**3.50**	3.50
INVESTMENT ALLOWANCE (UTILISED) RESERVE		
As per last Balance Sheet	**91.00**	91.00
TOTAL	**238.29**	234.74

(Rs. in Lacs)

	As at 31-03-2002	As at 30-09-2001
SCHEDULE '3' : SECURED LOANS (Note No. 5)		
FROM BANKS		
Cash Credit and other facilities	**3316.78**	3653.49
Rupee Loan	**4764.49**	4767.50
Foreign Currency Loan	**2484.53**	2454.93
	10565.80	10875.92
Add : Interest accrued and due	**2410.93**	1689.06
	12976.73	12564.98
FROM FINANCIAL INSTITUTIONS		
Rupee Loan	**13032.13**	13022.12
Foreign Currency Loan	**1864.44**	1836.21
	14896.57	14858.33
Add : Interest accrued and due	**2015.52**	1430.02
	16912.09	16288.35
TOTAL	**29888.82**	28853.33

	As at 31-03-2002	As at 30-09-2001
SCHEDULE '4' : UNSECURED LOANS		
Loans from		
Banks (since been paid on 25/06/2002) (Note No. 8)	**1060.00**	1950.00
Add : Interest accrued and due	—	480.66
	1060.00	2430.66
Others	**1700.00**	1759.64
TOTAL	**2760.00**	4190.30

Schedules Forming Part of the Accounts

SCHEDULE '5' :
FIXED ASSETS

(Rs. in Lacs)

ASSETS	GROSS BLOCK - AT COST/BOOK VALUE								DEPRECIATION				NET BLOCK	
	As on 1.10.2001	Cumulative Depreciation as on 1.10.2001	Block before revaluation	Adjustment due to revaluation	Block after revaluation	Additions	Deductions/ transfers	**As on 31.03.2002**	As on 1.10.2001	For the period	Deductions/ transfer	**Upto 31.03.2002**	**As on 31.03.2002**	As on 30.09.2001
Land	5251.92	—	5251.92	555.88	5807.80	—	621.37	**5186.43**	—	—	—	—	**5186.43**	5251.92
Panvel Estate	876.88	—	876.88	(87.69)	789.19	—	—	**789.19**	—	—	—	—	**789.19**	876.88
Buildings	7556.22	654.02	6902.20	207.53	7109.73	—	—	**7109.73**	—	114.95	—	**114.95**	**6994.78**	6902.20
Chawl for workers	10.43	0.51	9.92	1.56	11.48	—	—	**11.48**	—	0.09	—	**0.09**	**11.39**	9.91
Machinery	42744.00	11826.32	30917.68	(1109.40)	29808.28	219.24	2.84	**30024.68**	22.36	1823.26	0.10	**1845.52**	**28179.16**	30895.33
Motor Vehicles	40.48	7.28	33.20	(12.48)	20.72	0.30	0.03	**20.99**	—	1.01	—	**1.01**	**19.98**	33.20
Office Machinery & Dead Stock	258.23	44.88	213.35	(51.72)	161.63	3.12	3.74	**161.01**	5.91	16.11	0.03	**21.99**	**139.02**	207.45
	56738.16	12533.01	44205.15	(496.32)	43708.83	222.66	627.98	**43303.51**	28.27	1955.42	0.13	**1983.56**	**41319.95**	44176.89
Previous year	54164.50	—	—	—	—	3257.29	683.63	56738.16	5817.37	6859.74	115.84	12561.27	—	—
Capital works-in-progress (including advances for capital expenditure)													**62.32**	*102.52*
TOTAL													**41382.27**	44279.41

Notes : I. Land includes leasehold land.
II. Gross Block is reduced by Rs. 496.32 lacs being the amount reduced on revaluation as at 01.10.2001 and debited to Profit & Loss Account as loss on revaluation.

(Rs. in Lacs)

	No. of Shares/ Debentures/ *Units*	**As at 31-03-2002**	As at 30-09-2001
SCHEDULE '6' :			
INVESTMENTS (AT COST) **			
(LONG TERM INVESTMENTS)			
TRADE INVESTMENTS			
Fully Paid Equity Shares (Quoted)			
* Anup Engineering Ltd. (Note No.10)	33500	**0.34**	80.73
Atul Products Ltd.	64221	**36.24**	36.24
		36.58	116.97
OTHER INVESTMENTS			
Fully Paid Equity Shares (Quoted)			
Gujarat State Fertilisers Co. Ltd.	145	**0.09**	0.09
Akai Impex Ltd.	52200	**0.78**	0.78
Fully Paid Equity Shares (Unquoted)			
Abala Leasing & Finance Pvt. Ltd. (42000 Shares Sold during the period)		**—**	3.46
Ahmedabad Cotton Merch. Co-op. Shops & Warehousing Society Ltd.	10	**0.02**	0.02

(Rs. in Lacs)

	No. of Shares/ Debentures/ Units	**As at 31-03-2002**	As at 30-09-2001
Fully Paid Preference Shares (Unquoted)			
Anagram Securities Ltd.	1000000	**100.00**	100.00
Fully Paid Debentures (Unquoted)			
Gujarat State Fertilisers Co. Ltd. (Secured Redeemable Non-convertible Debentures of Rs.100/- each) (Balance installment of Rs.700/- received during the period.)		**—**	0.01
Units of Units Trust of India **(Unquoted) (Note No.10)**	77286	**7.73**	10.65
		108.62	115.01
TOTAL		**145.20**	231.98
Aggregate value of quoted Investments			
At cost price		**37.45**	117.84
At market price		**12.36**	88.34
Aggregate value of unquoted Investments			
At cost price		**107.75**	114.14

* *Listed but not quoted and cost price is taken as market value.*
** All investments are at cost unless written down to their present estimated value.

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Lacs)

	As at 31-03-2002	As at 30-09-2001
SCHEDULE '7': CURRENT ASSETS, LOANS AND ADVANCES		
CURRENT ASSETS		
Inventories		
Stores and Spares	706.39	712.40
Fuel	14.01	20.67
Stock in trade		
Raw materials (including Rs.101.11 lacs in transit P.Y.Rs.40.98 lacs)	1659.57	1088.87
Finished Goods	1731.22	1670.68
Work-in-Progress	2025.09	1897.50
Waste	49.45	40.36
	5465.33	4697.41
	6185.73	5430.48
Sundry Debtors (Unsecured)		
Outstanding for a period *exceeding six months*		
Considered good	662.52	845.04
Considered doubtful	—	29.75
Less : Provision	—	29.75
	—	—
	662.52	845.04
Others (Considered good)	5148.77	5466.45
	5811.29	6311.49
Cash & Bank Balances		
Cash on hand	20.07	24.17
Bank Balances		
With Scheduled Banks		
In Current Accounts (Including Rs. 17.17 lacs in unpaid dividend accounts Previous Year Rs. 17.41 lacs)	246.92	187.61
With Non-scheduled Bank		
In Current Account		
In The Saurashtra Co-op. Bank Ltd. (Maximum Balance during the Period Rs. 0.05 lac Previous Year Rs. Nil)	0.05	—
In Fixed Deposit Accounts	10.76	36.01
	257.73	223.62
	277.80	247.79
Other Current Assets		
Interest Accrued	4.60	3.62
Other Receivables	215.77	269.82
	220.37	273.44
LOANS & ADVANCES (Unsecured, considered good)		
Loans & Advances		
Loans to Others	239.11	550.08
Advances recoverable in cash or kind or for value to be received	1116.43	1229.77
Considered Doubtful	—	0.69
Less : Provision	—	0.69
	—	—
Advance tax paid	219.56	696.87
	1575.10	2476.72
TOTAL	14070.29	14739.92
Advances include due from officers	0.24	0.26
Maximum Balance	0.26	5.11

(Rs. in Lacs)

	As at 31-03-2002	As at 30-09-2001
SCHEDULE '8': CURRENT LIABILITIES & PROVISIONS		
Current Liabilities		
Acceptances	116.57	348.31
Sundry Creditors :		
- Due to SSI Units	49.47	54.98
- Others	10493.57	11141.46
Unclaimed Dividends	17.17	17.41
Interest accrued but not due on loans	246.46	244.24
	10923.24	11806.40
Provisions		
Pension	4.31	4.31
Taxation	76.64	53.23
	80.95	57.54
TOTAL	11004.19	11863.94

	2001-2002 (6 Months)	2000-2001 (18 Months)
SCHEDULE '9': SALES AND OPERATING INCOME		
Sales	13599.80	48770.31
Processing Income (Income tax deducted Rs. 18.27 lacs Previous Year Rs.25.95 lacs)	2717.36	5109.59
TOTAL	16317.16	53879.90
SCHEDULE '10': OTHER INCOME		
Income from investments (Gross)		
From Other Investments	—	2.55
	—	2.55
(Income tax deducted (Rs. Nil) Previous Year Rs. 57/-)		
Other Income	140.59	233.61
Rent Received (Income tax deducted Rs. Nil Previous Year Rs. 1.91 lacs)	0.12	9.02
TOTAL	140.71	245.18
SCHEDULE '11': EMPLOYEES EMOLUMENTS		
Salaries, Wages, Bonus and Gratuity	1152.93	3052.19
Contribution to Provident Fund and Other Funds	164.21	415.78
Welfare Expenses	30.77	88.13
	1347.91	3556.10
Managing Directors Remuneration (Note No. 2)	3.96	9.52
TOTAL	1351.87	3565.62

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in lacs)

	2001-2002 (6 Months)	2000-2001 (18 Months)
SCHEDULE '12': OTHERS		
Power & Fuel	**2865.26**	8268.58
Stores consumed	**1348.93**	3514.71
Processing charges	**273.48**	445.58
REPAIRS		
Building repairs	**33.11**	84.81
Machinery repairs	**405.58**	1059.35
Other repairs	**20.89**	50.65
	459.58	1194.81
Printing, Stationery and Communication	**24.73**	78.55
Insurance premium	**52.60**	137.93
Rent	**20.42**	44.90
Rates & Taxes	**13.69**	68.80
Commission, Brokerage and Discount to :		
Sales Representatives	**61.96**	181.23
Others	**256.75**	557.48
	318.71	738.71
Provision for doubtful debt	**—**	0.69
Bad & Doubtful Debts Written off	**—**	1291.93
Fixed Assets Written Off	**—**	0.15
Loss on Sale of Fixed Assets (Net)	**(2.10)**	153.60
Loss on Demolition of Building	**—**	102.46
Loss on Sale of Investments (Net)	**3.42**	624.07
Foreign Exchange Loss/(Gain)	**73.07**	(11.79)
Loss on Agricultural land cultivation	**0.58**	1.45
Prior Period Expenses/(Income) (Net)	**88.05**	(7.02)
Diminution in Value of Investments (Note No.10)	**83.32**	—
Directors' fees	**0.14**	0.32
Auditors' fees		
As Auditors	**3.00**	9.00
In other capacities	**5.25**	3.07
Travelling and Out of Pocket Expenses	**0.51**	0.51
	8.76	12.58
Cost Audit Fee	**0.30**	1.50
Donations	**—**	5.50
Freight, Insurance, Clearing and Forwarding Expenses	**191.59**	359.25
Other Expenses	**297.32**	1056.13
TOTAL	**6121.85**	18083.39
SCHEDULE '13': INTEREST AND FINANCE COSTS (NET)		
Interest		
On loans for a fixed period	**1551.53**	5448.19
Others	**614.04**	1903.07
	2165.57	7351.26
Less : Interest Income		
Interest from others (Gross) (Income tax deducted Rs.1.31 lacs Previous Year Rs.5.13 lacs)	**272.17**	99.45
Net Interest Expenses	**1893.40**	7251.81
Other Finance Cost	**249.04**	793.80
TOTAL	**2142.44**	8045.61

(Rs. in lacs)

	2001-2002 (6 Months)	2000-2001 (18 Months)
SCHEDULE '14': (INCREASE) IN STOCK		
Finished goods, Work-in-progress and Waste		
Closing Stocks	**3805.76**	3608.54
Opening Stocks	**3608.54**	3212.83
TOTAL	**(197.22)**	(395.71)
SCHEDULE '15': EXTRA-ORDINARY ITEMS EXPENSE/(INCOME)		
Remission of Liability	**(480.66)**	(592.48)
Loss on Revaluation of Fixed Assets	**496.32**	—
TOTAL	**15.66**	(592.48)

SCHEDULE - '16':
NOTES FORMING PART OF THE ACCOUNTS

1. **Significant Accounting Policies:**
The Company follows the accrual method of accounting and historical cost convention. The accounts are prepared in accordance with accounting principles generally accepted in India.
   (a) **Sales & Operating Income:**
   Sales and operating income comprises of sales of products and waste net of returns, rebates and excise and export incentives.
   (b) **Fixed Assets & Depreciation:**
      (i) The Fixed Assets of the Company are revalued as on 1st October, 2001, except in one division of the company. Consequently the block is stated at revalued cost/purchase cost.
      (ii) Depreciation on Fixed Assets/Revalued Assets is calculated as per *rates specified in the Schedule XIV to Companies Act, 1956.*
      (iii) Additions to fixed assets after 1st October, 2001 have been stated at cost net of modvat/cenvat.
      (iv) Depreciation on additions to Fixed Assets after 1st October, 2001 has been provided on straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956.
   (c) **Foreign Exchange Transactions:**
      (a) *Balance in foreign currency loans at the year end has been restated* either at the rate of forward cover booked or at the rate prevailing at the year end. The difference arising as a result of the above has been recognised as income/expense in current period's Profit & Loss Account.
      (b) All the export proceeds not realised at the year end are restated at the rate prevailing at the year end. The exchange difference arising there from has been recognised in the current years profit and loss account.
      (c) In respect of forward contracts, the difference between the forward rate and the exchange rate on the date of transaction has been recognised as income or expense as the case may be, over the life of contract. Accordingly for such contracts on hand as on the balance sheet date, prorata income/expense has been accounted for in the profit & loss account.
   (d) **Investments:**
   Long term investments are stated at cost.
   (e) **Valuation of Inventories:**
   Inventories of stores and spares are valued at cost. The stock of raw material, finished goods loose and packed, stock in process are valued at lower of cost and market value. The stock of waste is valued at market price. Cost is measured on actual average of the whole year.
   (f) **Retirement Benefits:**
   In respect of provident fund, the contribution is paid to the government/trust as applicable and charged to revenue. The

SCHEDULES FORMING PART OF THE ACCOUNTS

accrued liability for gratuity payable to employees has been provided on the basis of actuarial valuation and the contribution is being paid on due date to a trust/LIC as applicable. Annual contribution in respect of future payment of superannuation are made to LIC/ trust as applicable. The contribution under pension scheme for the eligible employees is paid to government and charged to revenue. The liability for the Company's pension scheme for the eligible employees is provided as per actuarial valuation without funding. Provision for leave liability has been made as per the actuarial valuation.

(g) **Lease Rental :**
Lease rental payable on assets taken on lease have been treated as finance cost to be amortised over useful life of the assets.

2. **Managing Director's Remuneration :**

	(Rs. in lacs) 2001-2002 (6 Months)	2000-2001 (18 Months)
Salary & Allowances	**2.40**	7.20
Perquisites	**0.07**	0.44
Provision for Gratuity & Earned Leave	**0.86**	—
Contribution to provident fund	**0.18**	0.54
Contribution to superannuation fund	**0.23**	0.68
Medical expenses	**0.22**	0.66
	3.96	9.52
Estimated monetary value of perquisites on account of equipments	**0.09**	0.05
	4.05	9.57

3. **Contingent Liabilities :**

	(Rs. in lacs) Balance as on 31/03/2002	30/09/2001
(a) Claims against the company not acknowledged as debts :		
(i) For excise matters	**1118.07**	1119.14
(ii) Other matters	**77.57**	85.46
(iii) Income Tax demands in dispute	**0.16**	0.16
	1195.80	1204.76
(b) Bills discounted	**116.57**	1320.99
(c) Bank guarantees	**22.06**	67.08
	138.63	1388.07
(d) The estimated amount of contracts remaining to be executed on capital account and not provided for.	**17.05**	29.40
(e) Dividend on 13.50% cumulative redeemable preference shares	**2430.00**	2025.00
(f) Dividend on 10.00% cumulative redeemable preference shares	**4.05**	3.38

4. **Preference Shares :**

(i) 1,35,000 10% Redeemable Cumulative Non-convertible Preference Shares (Previous Year 1,35,000 Preference Shares) of Rs.10/- each redeemable at par at the end of 10 years from the date of allotment i.e. 19/01/2000 or earlier at the option of the Company by giving three months notice.

(ii) 60,00,000 13.50% Redeemable Cumulative Non-convertible Preference Shares (Previous Year 60,00,000 Preference Shares) of Rs.100/-each. Out of which -
20,00,000 Preference Shares are redeemable at par in three equal annual instalments on 24/09/2001, 24/09/2002 and 24/09/2003.
15,00,000 Preference Shares are redeemable at par in three equal annual instalments on 30/09/2001, 30,09/2002 and 30/09/2003.
25,00,000 Preference Shares are redeemable at par in three equal annual instalments on 23/09/2001, 23/09/2002 and 23/09/2003.
Instalments due on 23rd, 24th and 30th of September, 2001 yet to be paid.

5. **NOTES ON SECURED LOANS :**

ARVIND INTEX :

Loans from Financial Institutions/Banks :

a. Rupee term loan of Rs. 264.01 lacs and foreign currency term loan of Rs. 530.13 lacs from the State Bank of India is secured by way of first charge by way of equitable mortgage of immovable properties of the Division ranking pari passu with Exim Bank and ICICI and second charge by way of hypothecation of current assets of the Division.

b. Rupee term loan of Rs. 780.77 lacs from EXIM bank is secured by way of hypothecation of movable assets of the Division both present and future and secured by way of equitable mortgage of immovable properties of the Division both present and future. Both the securities are ranking pari passu with SBI and ICICI. Further, out of rupee term loan of Rs. 780.77 lacs, Rs. 272 lacs has been guaranteed by The Arvind Mills Ltd.

c. Cash credit and other facilities of Rs. 1469.26 lacs from the bank is secured by way of hypothecation of entire stocks and book debts and second charge by way of equitable mortgage of the immovable properties of the Division.

d. Foreign currency term loan of Rs. 1864.44 lacs and rupee term loan of Rs. 5346.69 lacs from ICICI is secured by way of hypothecation of movable assets of the Division both present and future and secured by way of equitable mortgage of immovable properties of the Division both present and future. Both the securities are ranking pari passu with SBI and EXIM.

ARVIND COTSPIN :

Loans from Financial Institutions/Banks :

a. Rupee term loan of Rs. 432.94 lacs from Exim Bank has been secured by first charge by way of hypothecation of all the moveable fixed assets including moveable machinery both present and future installed at Kolhapur & ranking pari passu.

b. Rupee term loan of Rs. 2090.00 lacs from I.D.B.I. has been secured by first charge on the immovable properties, both present and future and a first charge on moveable machinery, present and future installed at Kolhapur & ranking pari passu.

c. Cash credit and other facilities of Rs. 345.07 lacs from a bank are secured against hypothecation of stocks of raw material, stores, goods in process, finished goods and receivables.

OTHER DIVISIONS :

Loans from Financial Institutions/Banks :

a. In terms of the loan agreements the financial institutions have right to convert at its option during the currency of loan outstanding, the whole of the outstanding amount of the loans or a part not exceeding 20% of the loan into equity Shares at par in case of default in payment or repayment of installments of principal amount of loan or interest thereon or any combination thereof.

b. The term loan of Rs. Nil lacs from I.D.B.I. is secured by charge of all movable assets of Saraspur Division (save and except book debts) including machinery, machinery spares, tools and accessories both present and future by way of deed of hypothecation subject to and rank after the mortgages and charges created in favour of bank and financial institutions.

c. Term loan of Rs. 2325.00 lacs from I.D.B.I. is secured by first charge on all movable assets of the Division (save and except book debts) including movable machinery, machinery spares, tools and accessories both present and future by way of deed of hypothecation subject to prior charge created in favour of Division's bankers for securing working capital requirements of the Division.

d. Cash credits & working capital demand loans totaling Rs.1502.44 lacs from banks are secured against hypothecation of stock and book debts of Ankur Textiles and second charge on assets mortgaged to financial institutions.

e. Term loan of Rs. 2056.73 lacs from Exim Bank is secured by joint equitable mortgage immovable properties of Ankur Textile Division & Bottomweights Fabrics Division by way of deposit of title deeds and first charge on movable fixed assets of Ankur Textile Division & Bottom weights Fabric Division including its movable plant and machinery, machinery

SCHEDULES FORMING PART OF THE ACCOUNTS

spares, tools & accessories and other movables both present and future by way of deed of hypothecation ranking pari-passu with other term lenders.

f. Foreign currency loans of Rs. 1954.40 lacs and rupee loans of Rs. 4500.48 lacs from banks are secured by joint equitable mortgage of immovable properties of Ankur Textile Division & Bottomweights Fabrics Division by way of deposit of title deed and also first charge on movable fixed assets of Ankur Textile Division and Bottomweights Fabrics Division including its moveable plant and machinery, machinery spares, tools & accessories and other moveable both present and future by way of deed of hypothecation ranking pari-passu with other term lenders.

6. Small Scale undertakings have been identified by the Company on the basis of information provided to it by its suppliers. The names of such undertakings to whom amounts outstanding for more than 30 days as at 31st March, 2002 are as under :
Albaj Engineering Corporation, Amit Enterprise, Apco Corporation, B. Trikamlal, Balaji Textiles Services, Bhagat Engineering Co., Bhagat Engineering Works, Bhavik Industries, Bhavin Industrial Label, Carewell Packaging, Cheros India, Chetan Enterprise, Chipco Bonding System (India) Pvt. Ltd., Climax Marketing P. Ltd., Detson & Richard Engi., G.B. Packaging Industries, Geekay Corporation, G.K. Industries, Gemini Polyplast Industries, Gita Industries, Gujarat Rubber Industries, Here Krishna Engineering, Harsh Hi-tech Gears Pvt. Ltd., Hydroflex House Industries, Jay Chamunda Sheet Metal Ltd., Jupiter Engineering, Khodiyar Industries, Mayur Healds & Reeds Pvt. Ltd., Nirmal Tube & Containers Pvt. Ltd., Plaza Industries, Pravasi Industrial Corporation, Rajesh Textiles Traders, R-Tex Enterprise, Sagar Udyog, Saphhire, Shree Laxmi Engineering & Moulding, Shree Shakti Industries, Sun Industries, Technocraft Industries, Textile Spares Engineers, Vrajlal Hirjibhai Trivedi Sons, Well Pack Paper & Containers.

7. Future rental obligation in respect of Plant & Machinery taken on lease is Rs. 458.41 lacs (Rs. 541.76 lacs). Lease rental payable within one year Rs. 166.70 lacs (Rs. 166.70 lacs).

8. As a part of financial restructuring, BNP Paribas Bank has agreed for one time settlement by accepting the payment of Rs.1060 lacs in full and final settlement of principal outstanding of Rs. 1500 lacs and waiver of unpaid interest of Rs. 480.66 lacs.
Consequently, remission of principal amount of Rs. 440 lacs used to set off certain advances of Rs. 331.21 lacs and balance has been transferred to Capital Reserve Account and amount of Rs.480.66 lacs being the interest waived is credited to Profit & Loss Account as extra-ordinary item.
The amount of Rs.1060 lacs payable as per the terms of settlement is shown as liability under Unsecured Loan-which since been paid on 25/06/2002.

9. In Compliance with Accounting Standard No. 22 on "Accounting for tax on *Income" issued by Institute of Chartered Accountants of India, accumulated* net deferred tax liability arising on account of timing differences as on April 1, 2001 amounted to Rs. 2308.23 lacs.
Out of which Rs.105.24 lacs has been adjusted in General Reserve and balance of Rs.2202.99 lacs after adjusting deferred tax assets for the year of Rs. 1097.74 lacs i.e. Rs.1105.25 lacs have been charged to Profit and Loss Account.

Significant components of Deferred Tax Liabilities as at 31/03/2002 are as under :

Rs. in lacs

	Initial adoption	Current Year	Total
Deferred Tax (Liabilities)/Assets			
Depreciation	(5527.34)	130.83	(5396.51)
Others	(371.41)	(24.24)	(395.65)
Total 1	(5898.75)	106.59	(5792.16)
Items u/s 43B of IT Act	1370.19	991.15	2361.34
Provision for doubtful debts	0.25		0.25
Unabsorbed Business Loss/Depreciation	2220.08		2220.08
Total 2	3590.52	991.15	4581.67
Total 1 - 2	(2308.23)	1097.74	(1210.49)

10. The management as a measure of prudence decided to make provision of Rs. 80.40 lacs and Rs. 2.92 lacs as diminution in the value of investment in the shares of Anup Engineering Ltd. and Units- 64 of Unit Trust of India respectively.

11. The Company has, based on a valuation made by approved valuers, revalued the Fixed Assets as at 1st October, 2001 except one of its division. The resultant reduction in value of Fixed Assets aggregating to Rs.496.32 lacs has been debited to Profit & Loss Account for the period as loss on revaluation of fixed assets under extra-ordinary item.

12. **Earning Per Share :**

		31/03/2002	30/09/2001
Calculation of EPS (Basic)			
Basic non-annualised			
Profit after tax	Rs. in lacs	**(4018.71)**	(10045.76)
No. of Shares		**80,954,988**	80,954,988
(Face Value - Rs. 10/- per Share)			
Earning Per Share Rs.		**(4.96)**	(12.41)
(A) Reconciliation of the profit/ (loss) for the period, used for calculating earning per share			
Profit/(Loss) for the period	Rs. in lacs	**(3613.03)**	(8828.73)
Less : Unpaid dividend on cumulative redeemable Preference Shares	Rs. in lacs	**405.68**	1217.03
Profit/(Loss) for Equity Shareholders	Rs. in lacs	**(4018.71)**	(10045.76)

13. **Segment information for the year ended 31st March, 2002**
Information about Primary Business Segments
The Company is in the business of manufacturing, trading and dealing in textiles only.
In view of the above the Company has only one reportable segment i.e. Textiles.

14. **Related Party Information :**
(A) Name of related party and nature of relationship

	Name of the related party	Description of relationship
1	The Arvind Mills Limited	Holding Company
2	Asman Investments Limited	Holding Company
3	Arvind Clothing Limited	Subsidiary of Holding Company
4	Arvind Fashions Limited	Subsidiary of Holding Company
5	Arvind Brands Limited	Subsidiary of Holding Company
6	The Arvind Overseas (Mauritius) Limited	Subsidiary of Holding Company
7	Arvind Worlwide Inc. (USA)	Subsidiary of Holding Company
8	Key Management Personnel	
	Mr. Arvind N. Lalbhai	Chairman & Managing Director
	Mr. Anang A. Lalbhai	Managing Director

Rs. in lacs

(B) Transactions with *related parties*	Holding *Company*	Subsidiary of *Holding Company*	Key *Manage-ment*	Total
Sale/Operating Income	4317.50	1485.98	—	5803.48
Purchase of Goods	3244.18	—	—	3244.18
Purchase of Capital Goods	122.65	—	—	122.65
Misce. Income	406.28	17.74	—	424.02
Misce. Expenses	1194.15	42.88	—	1237.03
Remuneration	—	—	3.96	3.96
Balance outstanding as at 31/03/2002 (Net)	5035.00 Cr	667.19 Dr	—	4367.81 Cr

15. **Break-up of Sales :**

	2001-2002 (6 Months)			2000-2001 (18 Months)	
Class of Goods	**Unit of Quantity**	**Quantity in lacs**	**Amount Rs. in lacs**	Quantity in lacs	Amount Rs. in lacs
Cloth	**Mtrs**	**163.24**	**10226.73**	481.42	29894.12
Yarn	**Kgs**	**29.41**	**2985.71**	195.25	17120.59
Garments	**Nos.**	**0.73**	**250.46**	2.43	839.97
Waste	**Kgs**	**4.91**	**67.44**	38.00	591.02
Misce.Sales			**69.46**		324.61
TOTAL SALES			**13599.80**		48770.31

SCHEDULES FORMING PART OF THE ACCOUNTS

16. Break-up of Raw Material Consumed :

		2001-2002 (6 Months)		2000-2001 (18 Months)	
Item	Unit of Quantity	Quantity in lacs	Amount Rs. in lacs	Quantity in lacs	Amount Rs. in lacs
Cotton	Kgs	51.53	2921.86	248.15	13555.43
Fibre	Kgs	0.90	46.32	1.17	65.67
Yarn	Kgs	21.97	2603.49	68.51	8020.65
Cloth	Mtrs	34.54	1083.75	107.68	3415.55
Others			24.61		22.77
TOTAL			6680.03		25080.07

17. Break-up of Purchase of Finished Goods :

		2001-2002 (6 Months)		2000-2001 (18 Months)	
Item	Unit of Quantity	Quantity in lacs	Amount Rs. in lacs	Quantity in lacs	Amount Rs. in lacs
Cloth	Mtrs	15.71	773.26	57.09	2191.13
Yarn	Kgs	0.03	3.43	—	—
Garments	Nos.	0.07	22.05	0.46	116.44
TOTAL			798.74		2307.57

18. Break-up of Finished Goods Stock :

		2001-2002		2000-2001	
Item	Unit of Quantity	Quantity in lacs	Amount Rs. in lacs	Quantity in lacs	Amount Rs. in lacs
Opening Stock :					
Cloth	Mtrs	15.94	1092.08	10.36	890.17
Yarn	Kgs	0.58	65.67	5.41	473.42
Garments	Nos.	0.32	61.86	—	—
Waste	Kgs	1.79	40.36	6.48	131.24
			1259.97		1494.83
Closing Stock :					
Cloth	Mtrs	18.51	1078.92	15.94	1092.08
Yarn	Kgs	2.39	196.60	0.58	65.67
Garments	Nos.	0.58	107.61	0.32	61.86
Waste	Kgs	2.10	49.45	1.79	40.36
			1432.58		1259.97

19. Actual Production :

Class of Goods	Unit of Quantity	2001-2002 (6 Months) Quantity in lacs	2000-2001 (18 Months) Quantity in lacs
Cloth	Mtrs	150.12	429.97
Yarn *	Kgs	31.18	190.42
Garments	Nos.	0.93	2.28
Waste **	Kgs	5.23	33.31

* net of internal consumption of 13.16 lacs kgs. (Previous Year 15.43 lacs Kgs.)
** net of internal consumption of 3.92 lacs kgs. (Previous Year 11.98 lacs kgs.

Note : Quantity of Cloth, Yarn and Waste shown in opening stock, production and closing stock is of packed production only.

20. Licensed Capacity & Installed Capacity
(As certified by the management)

	Licensed Capacity		Installed Capacity	
Particulars	31/03/2002	30/09/2001	31/03/2002	30/09/2001
Spindles & Rotors	94160	94160	71600	71600
Rotors	1944	1944	5760	5760
Looms	1224	1224	304	298

21. C.I.F. Value of Imports :

	2001-2002 (6 Months) Rs. in lacs	2000-2001 (18 Months) Rs. in lacs
Capital Goods	—	214.84
Spares	181.92	538.11
Raw Material	838.39	1062.30

22. Expenditure in Foreign Currency :

	2001-2002 (6 Months) Rs. in lacs	2000-2001 (18 Months) Rs. in lacs
Foreign travel	3.78	6.61
Commission	4.59	30.59
Interest	87.00	349.88
Other Account	—	1.54

23. Earning in Foreign Exchange

	2001-2002 (6 Months) Rs. in lacs	2000-2001 (18 Months) Rs. in lacs
(Export of goods on FOB basis)	3413.92	9348.34

24. Consumption of Imported Raw Materials and Spares :

Rs. in lacs

	2001-2002 (6 Months)		2000-2001 (18 Months)	
	Raw Materials	Spares	Raw Materials	Spares
Imported	1842.95	175.12	769.86	500.50
	27.59%	46.77%	3.07%	50.37%
Indigenous	4837.08	199.27	24310.21	493.15
	72.41%	53.23%	96.93%	49.63%
TOTAL	6680.03	374.39	25080.07	993.65
	100.00%	100.00%	100.00%	100.00%

25. Current period figures are for 6 months period and hence not comparable with previous year's figures of 18 months.

26. Previous year's figures are shown in brackets and are regrouped or recast wherever necessary.

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

M.P. ANTIA
Partner

Ahmedabad, 30th August, 2002

On behalf of Board of Directors
ARVIND N. LALBHAI
Managing Director

NAISHADH I. PARIKH
Director

R.V. BHIMANI
Company Secretary

ADDITIONAL INFORMATION AS REQUIRED UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS

Registration No.	8886
State Code	04
Balance Sheet Date	31st March, 2002

II. CAPITAL RAISED DURING THE YEAR (Amount Rs. in Thousands)

Public Issue (See note)	Nil
Rights Issue	Nil
Bonus Issue	Nil
Private Placement	Nil

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount Rs. in Thousands)

Total Liabilities	4820660
Total Assets	4820660
SOURCES OF FUNDS	
Paid up Capital	
- Equity	809550
- Preference	601350
Reserves & Surplus	23829
Secured Loans	2988882
Unsecured Loans	276000
Deferred Tax Liabilities (Net)	121049
APPLICATION OF FUNDS	
Net Fixed Assets	4138227
Investments	14520
Net Current Assets	306610
Accumulated Losses	361303

IV. PERFORMANCE OF THE COMPANY (Amount Rs. in Thousands)

Turnover	1645787
Total Expenditure	1885313
Profit/(Loss) before extraordinary item and taxation	(239,526)
Profit/(Loss) after tax	(361,303)
Earnings per Share (Rs.)	(4.46)
Dividend Rate	Nil

V. GENERIC NAMES OF PRINCIPAL PRODUCTS, SERVICES OF THE COMPANY

Item Code (ITC Code)	520511.00
Product Description	Cotton Yarn
Item Code (ITC Code)	520831.00
Product Description	Dyed Voiles
Item Code (ITC Code)	520931.00
Product Description	Cotton Fabric

On behalf of Board of Directors

ARVIND N. LALBHAI
Managing Director

NAISHADH I. PARIKH
Director

R.V. BHIMANI
Company Secretary

Ahmedabad, 30th August, 2002

DIRECTORS' REPORT

Dear Shareholders,

Your Directors have pleasure in presenting the Eighth Annual Report along with the audited financial statements for the year ended March 31, 2002.

(Rupees in lakhs)

Particulars		2001-02	2000-01
Sales	10,256.42		
Excise Duty	847.86		
Sales net of Excise Duty		9,408.56	11,042.83
Other Income		126.07	419.14
Operating Profit		(2,616.84)	100.67
Loss before Depreciation & Deferred Revenue exp.		(4,929.39)	(2,532.46)
Less : Depreciation & Deferred Revenue Expenditure		1,794.65	1,752.80
Net Loss for the year	(6,724.04)		
Less : Deferred tax credit	668.14	(6,055.90)	(4,285.26)
Loss brought forward from previous year	(4,799.41)		
Add : Deferred tax adjustment on initial adoption	87.84	(4,887.25)	(514.15)
Balance Profit Carried Forward		(10, 943.15)	(4,799.41)

REVIEW OF OPERATIONS :

Your company registered a gross sales & service turnover of Rs.102.56 crores during the year under review as against Rs.110.43 crores recorded last year.

Garment Industry is currently undergoing a major turmoil after excise duty of 16% was introduced in March 2001. Added to this the bad market sentiments prevailing in the country has resulted in stagnant demand for garments. Your company, consequently has incurred a net loss after tax of Rs.60.56 crores (including Deferred tax credit of Rs.6.68 crores) compared to a net loss after tax of Rs.42.85 crores after incurring an excise duty of Rs.8.48 crores.

The excise regime has widened the gap in the cost structure between the organised and unorganised sector. Your company, which deals with garments in the mid-market and economy segments has an unfair competition from the unorganised sector who do not pay taxes. Moreover, in order to reduce the inventory levels your company has to dispose of all old stocks at below cost resulting in a one-time loss.

Based on the representation made by the company, ICICI Bank has re-scheduled the interest and principal repayment of the Optionally Convertible Debentures of Rs.100 crores and Term Loan of Rs.55 crores to tie over the cash flow crisis of your company.

However during the year under review, your company has made good progress in improving the supply chain management that shall result in operational efficiency and better customer service. Your Company's organization has been re-structured in order to bring in focus to the business of each garment brand. After repeated representations made by the garment industry to the Government, excise duty has been reduced from 16% to 12% in March 2002. These steps shall help the company to show better performance in the current financial year.

FIXED DEPOSITS :

The Company has not accepted or renewed any deposits during the year under review. The deposits outstanding as at March 31, 2002 was NIL.

DIRECTORS :

During the year Mr.G M Mirchandani, Director has resigned. The Board takes this oppurtunity to place on record its appreciation and acknowledge the contribution made by Mr.G M Mirchandani to grow the garment business of the company to the present levels.

Mr.Niranjan Lalbhai, who was appointed as Additional Director of the company by Board of Directors on 17th December 2001, with effect from 13th December 2001, and who holds office up to the date of Annual General Meeting in accordance with the provisions of Section 260 of the Companies Act, 1956 and Article 134 of the Articles of Association of the Company, and in respect of whom the Company has received a notice in writing from a member of the Company proposing his appointment as Director in terms of Section 257 of the Companies Act, 1956 is proposed to be re-appointed as a Director.

Mr.Sanjay Lalbhai, Director retires by rotation and being eligible offers himself for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to the requirements of Section 217(2AA) of the Companies Act, 1956, with respect to the directors responsibility statement, it is hereby confirmed that:-

1. In the preparation of annual accounts for the year ended 31st March 2002, the applicable accounting standards have been followed along with proper explanation to material departures.
2. The directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair few of the state of affairs of the Company at the end of the financial year and of the Loss of the Company for the year ended 31st March, 2002.
3. The directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
4. The directors had prepared the accounts for the financial year ended 31st March, 2002 on a going concern basis.

PARTICULARS OF EMPLOYEES :

The statement of particulars pursuant to Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 is NIL.

PARTICULARS OF CONSERVATION OF ENERGY ETC. :

The statement of particulars with respect to conservation of energy, Technology absorption and Foreign Earnings and Outgo pursuant to Section 217(1) (e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of the Board of the Directors) Rules, 1988 is annexed hereto as Annexure I which forms part of this Report.

AUDITORS :

M/s Price Waterhouse & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their willingness to accept the office of the auditors, if re-appointed. They have furnished a certificate to the effect that the proposed appointment, if made, will be in accordance with the provisions of Section 224 of the Companies Act, 1956.

ACKNOWLEDGEMENTS :

Yours Directors thank ICICI Limited and the Company's bankers ICICI Bank for their active financial support for the operations of the Company. Your directors place on record its appreciation of the contribution made by all employees in sustaining the business operations in these difficult times.

On behalf of the Board

Ahmedabad, **SANJAY S. LALBHAI**
23rd August, 2002 *Chairman*

ANNEXURE I TO THE DIRECTORS' REPORT

Additional information as required under the Companies Act (Disclosure of particulars in the report of Board of Directors) Rules, 1988.

A. **CONSERVATION OF ENERGY :**

(a) Energy conservation measures taken :

Not Applicable

B. **TECHNOLOGY ABSORBPTION :**

(b) Efforts made in technology absorption

Nil

C. **FOREIGN EXCHANGE EARNINGS AND OUTGO :**

(c) The Company has launched 'Bay Island' its mid-market casual wear in Middle East in the month of March, 2002 and has been well received by the market.

The Company has tied up with the largest retail chain to sell EXCALIBUR, its mid-market formal wear in the Middle East, Dhaka and Bangladesh.

The Company is also planning to improve its contract exports to US and EU markets during the current financial year.

(d) Total Foreign Exchange used and earned : (Rs. in lakhs)

Total Foreign Exchange Used	6.59
Total Foreign Exchange Earned	43.02

AUDITORS' REPORT

To the members of Arvind Brands Limited

1.0 We have audited the attached Balance Sheet of Arvind Brands Limited as at March 31, 2002 and the relative Profit and Loss Account for the year ended on that date, both of which we have signed under reference to this report. These finanial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statemants based on our audit.

2.0 We have conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.0 As required by the Manufacturing and other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of section 227 (4A) of 'The Companies Act, 1956' of India (the 'Act') and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we set out in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4.0 Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

d) In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report have been prepared in compliance with the applicable accounting standards referred to in Section 211(3C) of the Act;

e) On the basis of written representations received from the Directors, as on March 31, 2002, and taken on record by the Board of Directos of the Company, none of the directors is disqualified as on March 31, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act;

f) In our opinion and to the best of our information and according to the explanations given to us, the Balance Sheet and Profit and Loss Account together with the notes thereon and attached thereto give in the prescribed manner the information required by the Act, also give a true and fair view in conformity with the accounting principles generally accepted in India:

i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and

ii) in case of the Profit and Loss Account, of the loss for the year ended on that date.

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

Bangalore,
23rd August, 2002

S. DUTTA
Partner

ANNEXURE

Annexure to the Auditors' Report referred to in Paragraph 3.0 of our Report of even date.

1. (a) The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets.
   (b) The fixed assets of the Company are physically verified by the management according to a phased programme to cover all the items over a period of three years. Pursuant to the programme, a physical verification was carried out during the year and this revealed no material discrepancies.
2. The fixed assets of the Company have not been revalued during the year.
3. The stock-in-trade, raw materails, packing materials and accessories of the Company at all its locations have been physically verified/confirmed by the management during the year.
4. In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies between the physical stocks and the book stocks, which have been properly dealt with in the books of account, were not material.
6. In our opinion, the valuation of stock-in-trade, raw materials packing materials and accessories has been fair and proper in accordance with the normally accepted accounting principles in India, and is on the same basis as in the preceding year.
7. In our opinion, the terms and conditions of interest free loans, secured our unsecured, taken by the Company during the year, from companies, firms and other parties listed in the register maintained under Section 301 of the Act are prima facie not prejudicial to the interest of the Company.
8. The Company has not granted any loans, secured or unsecured, to companies, firms and/or other parties listed in the register maintained under Section 301 of the Act.
9. The Company has given loans and advances in the nature of loans only to its employees and they are repaying the principal amounts as stipulated and are also regular in payment of interest, whereever applicable. In case where the principal amount and/or interest are not being paid as stipulated, reasonable steps have been or are being taken by the Company for recovery of the principal and/or interest.
10. In our opinion, in general there is an adequate internal control procedure commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials, packing materials and accessories, plant and machinery, equipment and similar assets and for the sale of goods.
11. In our opinion purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Act and aggregating during the year Rs. 50,000/- or more in value in respect of each party have been made at prices which are reasonable having regard to the prevailing market prices for such goods, materials or services or the prices at which the transactions for similar goods or services have been made with other parties except for the purchase of goods and material to the extent of Rs. 123,716,724 and sale of goods and services aggregating to Rs. 8,568,670 wihch, as explained by the management of the Company, were of a specialized nature, where no comparable prices were available.
12. The Company has a system of determining unserviceable or damaged stores, raw materials, packing materials and accessories or stock-in-trade, on the basis of technical evaluation and on such basis, in our opinion, adequate amounts have been written off such stocks in the accounts.
13. The Company has not accepted any deposits from the public.
14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable scrap, where applicable and significant. The Company has no by-products.
15. In our opinon, the Company's present internal audit system is commensurate with its size and nature of business.
16. The Central Government of India has not prescribed the maintenance of cost records by the Company under Section 209(1)(d) of the Act for any of its products.
17. The Company has generally been regular during the year in depositing Provident Fund and Employee's State Insurance dues with the appropriate authorities in India.
18. At the last day of the financial year, there were no amounts outstanding in respect of undisputed income-tax, wealth-tax, sales tax, customs duty and excise duty, which was due for more than six months from the date they became payable.
19. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses, which have been charged to Profit and Loss Account, not have we been informed of any such case by the management other than those payable under contractual obligations and/or accepted business practices.
20. The Company is not a sick indusctrial company within the meaning of Clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.
21. In respect of services rendered:
    (a) Considering the nature of services rendered, it is not considered to be necessary to have a system of allocation of consumption of materials and stores to the relative jobs. However, the Company has a reasonable system of recording receipts, issues and consumption of materials and stores.
    (b) Considering the nature of services rendered, it is not necessary to have a system of allocation of man-hours utilised to the relative jobs.
    (c) In our opinion, there is a reasonable system of authorisation at proper levels with necessary controls on the issue of stores and the related system of internal control of the Company is commensurate with the size of the Company and the nature of its business.
22. In respect of trading activities:
    Damaged goods have been determined pursuant to the Company's laid down procedures and consequential adjustments, which have not been significant, have been made in the accounts.

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

Bangalore,
23rd August, 2002

S. DUTTA
Partner

BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedule No.	As at 31.03.2002 Rs. '000	As at 31.03.2001 Rs. '000
1. SOURCES OF FUNDS			
(1) Shareholders' Funds			
(a) Capital	1	**300,000**	300,000
(b) Reserves & Surplus	2	**1,198,641**	1,198,641
		1,498,641	1,498,641
(2) Loan Funds			
(a) Secured Loans	3	**2,093,924**	2,130,925
(b) Unsecured Loans	4	**181,210**	86,005
		2,275,134	2,216,930
TOTAL		**3,773,775**	3,715,571
2. APPLICATION OF FUNDS			
(1) Fixed Assets	5		
(a) Gross Block		**1,141,814**	1,138,415
(b) Less: Depreciation		**230,317**	113,676
Net Block		**911,497**	1,024,739
(c) Capital work in progress		**–**	41
		911,497	1,024,780
(2) Investments	6	**1,630,044**	1,630,044
(3) Current Assets, Loans & Advances			
(a) Inventories	7	**263,102**	534,741
(b) Sundry Debtors	8	**60,386**	88,605
(c) Cash & Bank Balances	9	**33,913**	45,796
(d) Other Current Assets	10	**14,630**	12,545
(e) Loans & Advances	11	**29,912**	58,334
		401,943	740,021
Less : **Current Liabilities and Provisions :**	12		
(a) Liabilities		**493,844**	393,761
(b) Provisions		**1,894**	2,296
		495,738	396,057
Net Current Assets		**(93,795)**	343,964
Net Deferred Tax Asset (Schedule 19 Note 20)		**58,030**	–
(4) Miscellaneous Expenditure (to the extent not written off or adjusted)	13	**173,684**	236,842
Profit & Loss A/c.		**1,094,315**	479,941
TOTAL		**3,773,775**	3,715,571

Notes on Accounts 19

Balance Sheet Abstract and Company's General Business Profile 20

The Schedules referred to above and the notes thereon form an integral part of the Accounts

This is the Balance Sheet referred to in our report of even date

For **PRICE WATERHOUSE & CO.**

Chartered Accountants

NIRANJAN LALBHAI *Managing Director* **SANJAY S. LALBHAI** *Director*

S. DUTTA *Partner* **K.E. VENKATACHALAPATHY** *Company Secretary*

Bangalore, 23rd August, 2002 Ahmedabad, 23rd August, 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

	Schedule No.	For the year ended 31.03.2002 Rs. '000	For the year ended 31.03.2001 Rs. '000
INCOME			
Sales and Services	14	**1,025,642**	1,104,283
Less : Excise Duty included therein		**84,786**	–
(Schedule 19 Note 24)		**940,856**	1,104,283
Other Income	15	**12,607**	41,914
TOTAL		**953,463**	1,146,197
EXPENDITURE			
Cost of Materials	16	**657,712**	560,599
Operating and Other Exps.	17	**620,593**	638,689
Depreciation (Schedule 5 Note 2)		**116,307**	112,122
Interest	18	**231,255**	263,313
		1,625,867	1,574,723
Loss for the year before taxation		**672,404**	428,526
Provision for Taxation Deferred Tax (Credit) (Schedule 19 Note 20)		**(66,814)**	–
Loss for the year after taxations		**605,590**	428,526
Add: Loss brought forward from previous year/period		**479,941**	51,415
Add : Deferred Tax Debit on initial adoption		**8,784**	–
(Schedule 19 Note 20)		**488,725**	51,415
Loss carried to Balance Sheet		**1,094,315**	479,941
Notes on Accounts	19		
Balance Sheet Abstract and Company's General Business Profile	20		

The Schedules referred to above and the notes there on form an integral part of the Accounts

This is the Profit & Loss Account referred to in our report of even date.

For **PRICE WATERHOUSE & CO.**

Chartered Accountants

NIRANJAN LALBHAI *Managing Director* **SANJAY S. LALBHAI** *Director*

S. DUTTA *Partner* **K.E. VENKATACHALAPATHY** *Company Secretary*

Bangalore, 23rd August, 2002 Ahmedabad, 23rd August, 2002

SCHEDULES FORMING PART OF THE ACCOUNTS

	As at 31.03.2002 Rs. '000	As at 31.03.2001 Rs. '000
1. CAPITAL		
AUTHORISED		
30,010,000 (2001 : 30,010,000) Equity Shares of Rs. 10/- each	**300,100**	300,100
TOTAL	**300,100**	300,100
ISSUED, SUBSCRIBED AND PAID UP		
30,000,007 (2001 : 30,000,007) Equity Shares of Rs. 10/- each fully paid-up	**300,000**	300,000
TOTAL	**300,000**	300,000

Note: Of the above shares, 29,700,006 (2001 : 29,700,006) shares are held by The Arvind Mills Limited, the holding Company, and 300,001 (2001 : 300,001) by Asman Investments Limited, another subsidiary of the holding company.

	As at 31.03.2002 Rs. '000	As at 31.03.2001 Rs. '000
2. RESERVES & SURPLUS		
Share Premium Account	**1,198,641**	1,198,641
	1,198,641	1,198,641
3. SECURED LOANS		
LONG TERM DEBENTURES		
100 (2001 : 100) 10% privately placed optionally fully Convertible Debentures (OFCD) of Rs. 10,000,000/- each [Notes 1 (a) below and Schedule 19 Note 22]	**1,000,000**	1,000,000
15 (2001 : 15) 15% privately placed Non-convertible Debentures of Rs. 10,000,000/- each [Notes 1(b) and 2 below]	**150,000**	150,000
Interest Accrued and Due on Debentures	**5,548**	120,479
Term Loan		
From Financial Institution [Note 1(a) below and Schedule 19 Note 22] [Repayable within one year: Rs. Nil (2001 : Rs. 1,820)]	**503,091**	550,000
Interest Accrued and Due thereon	**–**	45,135
Deferred Interest on OFCD and Term Loan [Schedule 19 Note 22]	**176,936**	–
Other Bank Borrowings [Note 1(c)]	**258,349**	265,311
TOTAL	**2,093,924**	2,130,925

NOTES:

1. **Nature of Security**
   (a) OFCD and Term Loan are secured by a first charge on Trade Investments and a first charge on all immovable and movable assets of the Company (including specifically Brands and Knowhow), subject to charge created for Bank Borrowings as referred in (c) below.
   (b) *Non-convertible* Debentures are secured by a first charge on Trade Investments (to rank pari passu with the said security for OFCD and Term Loan) and second charge on Brands.
   (c) Bank Borrowings are secured by a first charge on inventories and book debts and a second charge on Brands (to rank pari passu with the said security for Non-convertible Debentures).
2. Non Convertible Debenturs are redeemble at par on April 30, 2005.

	As at 31.03.2002 Rs. '000	As at 31.03.2001 Rs. '000
4. UNSECURED LOANS		
From Bank (Book Overdraft)	**293**	771
Interest free Loans from Companies	**180,917**	85,234
TOTAL	**181,210**	86,005

SCHEDULES FORMING PART OF THE ACCOUNTS

5. FIXED ASSETS [Schedule 19 Notes 1(ii) and 1(iii)]

Rs. '000

Particulars	Gross Block - At Cost				Depreciation				Net Block	
	2001	Additions	Deletions	**2002**	2001	Addition	Deletions	**2002**	**2002**	2001
Goodwill	172,758	–	–	**172,758**	17,719	17,719	–	**35,438**	**137,320**	155,039
Freehold Land	11,832	–	–	**11,832**	–	–	–	**–**	**11,832**	11,832
Buildings	24,817	1,258	–	**26,075**	1,072	810	–	**1,882**	**24,193**	23,745
Leasehold Improvements	555	303	–	**858**	47	107	–	**154**	**704**	508
Plant & Machinery	45,301	108	–	**45,409**	3,172	3,285	–	**6,457**	**38,952**	42,129
Data Processing Equipment	9,602	687	–	**10,289**	1,941	3,586	–	**5,527**	**4,762**	7,661
Office Equipment	2,824	210	–	**3,034**	169	179	–	**348**	**2,686**	2,655
Furniture & Fixtures	17,076	668	415	**17,329**	1,997	3,594	144	**5,447**	**11,882**	15,079
Brands, Know How and Licence Fee	853,335	–	–	**853,335**	87,521	87,522	–	**175,043**	**678,292**	765,814
Motor Vehicles	315	895	315	**895**	38	67	84	**21**	**874**	277
	1,138,415	4,129	730	**1,141,814**	113,676	116,869	228	**230,317**	**911,497**	1,024,739
2001	1,134,743	5,974	2,302	1,138,415	1,633	112,122	79	113,676		
Capital Work-in-progress [including Capital Advances Rs. Nil (2001 : Rs. 41)]									**–**	41
									911,497	1,024,780

Notes :

1. Includes Rs. 11,532 (2001: Rs. 11,532) relating to land at Peenya, Bangalore, which is pending registration in favour of the Company.
2. Depreciation of fixed assets for the year as above 116,869
   Less : Cross charged to other Companies [Schedule 19 Note 4(ii)] 562
   Depreciation charged to the Profit and Loss Account 116,307

	As at 31.03.2002 Rs. '000	As at 31.03.2001 Rs. '000
6. INVESTMENTS [Schedule 19 Note 1(iv)] **(Long Term, At Cost, Unquoted)**		
Trade		
Arvind Clothing Limited (Note) 10,349,998 (2001 : 10,349,998) Equity Shares of Rs. 10/- each fully paid	**607, 678**	607,678
Arvind Fashions Limited (Note) 7,999,999 (2001 : 7,999,999) Equity Shares of Rs. 10/- each fully paid	**1,022,315**	1,022,315
Other than trade		
National Savings Certificates	**51**	51
	1,630,044	1,630,044

Note : Pledged with bank [Schedule 3 Notes 1(a) and 1(b)]

	As at 31.03.2002 Rs. '000	As at 31.03.2001 Rs. '000
7. INVENTORIES : [Schedule 19 Note1(v)]		
Raw Materials, Packing Materials and Accessories [Including in-transit: Rs. 5,769 (2001: Rs. 12,632)]	**40,077**	66,944
Work-in-progress	**16,796**	61,956
Stock-in-Trade :		
Finished Goods [Including in-transit : Rs. 5,805 (2001 : Rs. 26,837)]	**197,396**	383,526
Traded Items [Including in-transit : Rs. 394 (2001 : RS. Nil)]	**8,833**	22,315
	263,102	534,741
8. SUNDRY DEBTORS		
Exceeding six months :		
Secured - Considered good	–	–
Unsecured		
Considered good	**1,536**	7,414
Considered doubtful	**31,273**	19,516
Other Debts - Considered good		
Secured	**1,001**	1,869
Unsecured	**57,849**	79,322
	91,659	108,121
Less : Provision for doubtful debts	**31,273**	19,516
	60,386	88,605

SCHEDULES FORMING PART OF THE ACCOUNTS

	As at 31.03.2002 Rs. '000	As at 31.03.2001 Rs. '000
9. CASH & BANK BALANCES		
Cash on hand	**100**	290
Balances with Scheduled Banks :		
Current Accounts [Including funds in-transit: Rs. 11.128 (2001: Rs.17,861)]	**32,187**	41,992
Term deposits [Including in Margin Money Account: Rs. 1,626 (2001 : Rs. 3,183)]	**1,626**	3,514
TOTAL	**33,913**	45,796
10. Other Current Assets (Unsecured, Considered Good)		
Deposit with excise	–	10
Other Deposits	**14,584**	12,494
Interest accrued	**46**	41
TOTAL	**14,630**	12,545
11. LOANS & ADVANCES (Unsecured, Considered good except otherwise stated)		
Loans to employees	**7,396**	8,038
Prepaid Expenses	**6,270**	5,305
Tax deducted at source	**685**	575
Advances recoverable in cash or in kind or for value to be received [including Rs. 7,255 (2001 : Rs. Nil) considered doubtful]	**22,816**	44,416
Less: Provision for Doubtful Advances	**7,255**	–
	15,561	44,416
TOTAL	**29,912**	58,334
12. CURRENT LIABILITIES AND PROVISIONS		
A. LIABILITIES		
Acceptances	**45,576**	20,791
Sundry Creditors :		
Small Scale Industrial undertakings (Schedule 19 Note 16)	**7,079**	13,636
Others	**266,498**	218,958
Subsidiary Companies	**151,683**	108,597
Advance from Customers	**746**	2,899
Other Liabilities	**22,262**	18,878
Interest Accrued but not due	–	10,002
TOTAL	**493,844**	393,761
B. PROVISIONS		
Others	**1,894**	2,296
TOTAL	**1,894**	2,296

	As at 31.03.2002 Rs. '000	As at 31.03.2001 Rs. '000
13. MISCELLANEOUS EXPENDITURE [Schedule 19 Note 1(vii)] (To the extent not written off or adjusted)		
Deferred revenue expenditure : Marketing & Distribution Network	**173,684**	236,842
TOTAL	**173,684**	236,842
14. SALES AND SERVICES [Schedule 19 Note 1 viii)]		
Sales less Returns:		
Manufactured Goods	**984,963**	1,045,143
Traded Items	**38,109**	59,006
Services :		
Job Work	**2,570**	134
TOTAL	**1,025,642**	1,104,283
15. OTHER INCOME		
Interest from Banks (Gross) [Tax Deducted at Source Rs. 50 (2001 : Rs. 21)	**505**	141
Interest - Others (Gross) [Tax deducted at Source : Nil (2001 : Rs. Nil)]	–	40
Duty Draw Back	**369**	–
Rent	–	5,500
Commission	–	29,256
Insurance Claim	–	1,829
Sale of Scrap	**979**	1,465
Exchange Gain (Net)	**19**	–
Liability no longer required written back (Net) [Schedule 19 Note 25]	**9,401**	1,294
Provision no longer required written back	**790**	–
Miscellaneous Income	**544**	2,389
TOTAL	**12,607**	41,914
16. COST OF MATERIALS		
Raw materials, Packing Materials and Accessories Consumed	**396,137**	485,866
Traded Items	**30,285**	42,611
Movements in Stocks :		
Opening Stock :		
Finished Goods	**383,526**	416,164
Work-in-Progress	**61,956**	61,440
	445,482	477,604
Closing Stock :		
Finished Goods	**197,396**	383,526
Work-in-Progress	**16,796**	61,956
	214,192	445,482
(Increase)/Decrease	**231,290**	32,122
TOTAL	**657,712**	560,599

Note : 1. After adjustment towards shortage/excess, defective etc.
2. Refer Schedule 19 Note 8 (iii)

SCHEDULES FORMING PART OF THE ACCOUNTS

	As at 31.03.2002 Rs. '000	As at 31.03.2001 Rs. '000
17. OPERATING AND OTHER EXPENSES*		
Salaries, Wages and Bonus [Including Provisions Rs. 316 (2001 : Rs. 512)]	**31,549**	30,107
Contribution to Provident and Other Funds [Net of provision written back Rs. 718 (2001: Including provision Rs. 562)	**5,346**	4,927
Staff Welfare Expenses	**912**	1,672
	37,807	36,706
Rent [Schedule 19 Note 18]	**16,806**	12,139
Rates and Taxes (Schedule 18 Note 24)	**43,496**	14,142
Insurance	**1,786**	3,296
Power and Fuel	**4,212**	2,297
Stores and Spares Consumed	**3,245**	99
Repair and Maintenance :		
Plant and Machinery	**275**	—
Buildings	**–**	88
Others	**1,925**	2,674
Job Work Charges	**108,876**	151,291
Legal and Professional Charges	**5,988**	6,914
Management Service Fees	**240**	–
Communication Expenses	**5,280**	4,846
Travelling and Conveyance	**16,263**	21,747
Commission on Sales	**18,615**	42,470
Sales and Turnover Tax	**49,077**	52,161
Discounts	**29,625**	34,340
Advertisement and Sales Promotion Expenses	**100,311**	102,022
Exhibition Sales Expenses	**34,766**	24,822
Freight	**27,755**	27,598
Provision for Doubtful debts	**12,547**	12,334
Provision for Doubtful Advances	**7,255**	–
Bad Debts Written off	**822**	–
Irrecoverable Advances Written Off	**1,126**	194
Loss on Sale/Scrapping of Fixed Assets (Net)	**47**	72
Exchange Loss (Net)	**–**	34
Miscellaneous Expenditure Written Off	**63,158**	63,158
Miscellaneous Expenses	**29,290**	23,245
TOTAL	**620,593**	638,689

* Net of recovery from Arvind Clothing Limited and Arvind Fashions Limited, The Arvind Mills Limited and Arvind Products Limited aggregating to Rs. 20,353 (2001 : Rs. 16,319) [Schedule 19 Note 4(ii)]

18. INTEREST		
Interest on :		
Debentures	**127,696**	132,434
Fixed Loans	**94,685**	120,566
Others	**8,874**	10,313
TOTAL	**231,255**	263,313

19. NOTES TO ACCOUNTS

1. Statement on Significant Accounting Policies

(i) Method of Accounting

The Company adopts the historical cost concept and accrual basis in the preparation of its accounts.

(ii) Fixed Assets

Fixed Assets are stated at their original cost of acquisition and subsequent improvements thereto including taxes, duties, freight and other incidental expenses related to acquisition and installation of the assets concerned.

(iii) Depreciation

Depreciation is provided on a Straight Line Method (SLM) at the rates prescribed in Schedule XIV to the Companies Act, 1956, except for the following, which are based on management's estimate of useful life of the assets concerned :

	Rate of depreciation
Furniture and Fixtures (at employees' residence)	18%
Goodwill	10%
Brands, Know How and Licence	10%

Leasehold Improvements are amortised over the period of lease.

Machinery spares of irregular usage are amortised over a period of four years or the estimated useful life of the Plant and Machinery, whichever is lower (Note 17 below).

(iv) Investments

Long term investments are stated at cost except in the case of a permanent diminution in value where cost is written down. Current investments are stated at lower of cost and realisable value.

(v) Inventories

Inventories are valued at lower of cost and realisable value. The costs are, in general, ascertained under moving weighted average method.

(vi) Foreign Currency Transactions

Transactions in foreign currency are recognised at the rates of exchange ruling on the dates of the transactions.

Foreign currency liabilities contracted for acquiring fixed assets are restated at the forward contracted rates/rates ruling at the year end and all exchange differences arising as a result of such restatement are adjusted to the cost of fixed assets.

All other foreign currency liabilities/assets are restated at the forward contracted rates/rates ruling at the year end and all exchange gains/losses arising there from are adjusted to the Profit and Loss Account except those covered by forward contracted rates where the gains/losses arising on such restatements are recognised over the period of such contract.

(vii) Miscellaneous Expenditure

Deferred Revenue Expenditure is written off over a period of five years.

(viii) Revenue Recognition

Sales are recognised on despatch to customers. Sales are inclusive of excise duty and sales tax.

Services are recognised when those are rendered.

(ix) Retirement and Other Benefits

Retirement benefits are paid to the approved funds maintained on behalf of the Company as per statutes/amounts advised by the funds, except for gratuity and leave encashment liability, which are accounted for on the basis of actuarial valuation.

(x) The premium on redemption of optionally fully convertible debentures will be accounted for in eight quarterly instalments, beginning March 31, 2005.

(xi) Taxes on Income

Tax expenses for the year, comprising current tax and deferred tax is included in determining the net profit/(loss) for the year. (Note 20 below)

	2002	(Rs. in '000) 2001
2. Estimated amount of contracts to be executed on Capital Account (net of advances) and not provided for	–	–
3. Contingent Liabilities		
Bank Guarantees	**1,586**	250
Corporate Guarantee given by the Company on behalf of its subsidiaries	**92,000**	–
Sales Tax	**1,828**	5,684

4. (i) The Company has an arrangement with Arvind Clothing Limited(ACL) and Arvind Fashions Limited (AFL) for sharing certain common facilities, and the amount payable on these accounts aggregating to Rs.107,486 (2001: Rs. 54,805) have been expensed under appropriate revenue heads of account in Schedule 17.

(ii) Similarly, the Company has incurred certain expenses on behalf of ACL, AFL, The Arvind Mills Limited and Arvind Products Limited and the reimbursement of proportionate expenses aggregating to Rs. 20,915 (2001: Rs.16,319) have been netted off against the respective heads of expenditure in Schedule 5 and 17.

SCHEDULES FORMING PART OF THE ACCOUNTS

19. NOTES ON ACCOUNTS - Contd.

5. Particulars of Capacity and Production : (Rs. in '000)

Class of Goods	Units	Licensed Capacity [Note (i) below]	Installed Capacity	Production
Readymade Garments - Tops	Numbers	N.A.	Job Work	**1,404,563** (1,056,997)
Readymade Garments - Bottoms	Numbers	N.A.	Job Work	**743,151** (1,254,227)

Notes : (i) The Company is exempt from the licensing provisions of the Industries (Development Regulation) Act, 1951.
(ii) Figures in brackets relate to previous year.

6. Particulars of Stocks and Turnover : (Rs. in '000)

Class of Goods	Opening Stock Quantity (Numbers)	Opening Stock Value	Turnover Quantity (Numbers)	Turnover Value	Closing Stock Quantity (Numbers)	Closing Stock Value
(i) **Manufactured :**						
Readymade Garments - Tops	**376,413** (465,816)	**91,034** (106,399)	**1,399,528** (1,136,146)	**501,028** (414,514)	**367,691** (376,413)	**104,700** (91,034)
Readymade Garments - Bottoms	**972,201** (1,211,014)	**292,492** (309,765)	**1,312,051** (1,465,214)	**483,935** (630,629)	**388,695** (972,201)	**92,696** (292,492)
		383,526 (416,164)		**984,963** (1,045,143)		**197,396** (383,526)
(ii) **Traded :**						
Readymade Garments - Tops	**121,880** (145,032)	**19,386** (24,580)	**133,051** (208,909)	**31,424** (48,482)	**39,523** (121,880)	**7,044** (19,386)
Accessories [Note (i)]	— (—)	**2,929** (5,758)	— (—)	**6,685** (10,524)	— (—)	**1,789** (2,929)
		22,315 (30,338)		**38,109** (59,006)		**8,833** (22,315)

Notes : (i) In view of the large number of items, individually costing less than 10% of the total sales and closing stock, quantitative details cannot be given.
(ii) Closing stock is after adjustment for shortage/excess, write-off, etc.
(iii) Figures in brackets relate to previous year.

7. Particulars of Purchases of Stock-in-Trade : Rs. in '000

Class of Goods	Quantity (Numbers)	Value
Readymade Garments - Tops	**54,178** (196,217)	**10,337** (31,309)
Accessories [Note (i)]	— (—)	**6,466** (3,279)
		16,803 (34,588)

Notes : (i) In vew of the large number of items, individually costing less than 10% of the total purchases, quantitative details cannot be given.
(ii) Figures in brackets relate to previous year.

8. Analysis of Raw Materials, Packing Materials and Accessories consumed : (Rs. in '000)

	Unit	2002 Quantity	2002 Value	2001 Quantity	2001 Value
Fabrics	Meters	**3,217,952**	**329,140**	3,578,869	381,142
Packing Materials	—	—	**46,881**		48,923
Accessories [Note (i)]	—	—	**40,747**		55,801
			416,768		485,866
Less : Deemed CENVAT Credit [See Note (iii) below]			**20,631**		—
			396,137		485,866
Whereof :		**%**	**Value**	%	Value
Imported		—	—	—	—
Indigenous		**100**	**396,137**	100	485,866
		100	**396,137**	100	485,866

Notes : ((i) In view of the large number of items, individually costing less than 10% of the total consumption, quantitative details cannot be given.

(ii) The value of raw materials, packing material and accessories consumed has been arrived at on the basis of opening stock plus purchases less closing stock. Consumption therefore includes adjustment for shortage / excess, write-off, etc.

SCHEDULES FORMING PART OF THE ACCOUNTS

19. NOTES ON ACCOUNTS - Contd. (Rs. in '000)

(iii) Effective May 1, 2001 in terms of the excise notification No. 21/2001 dated April 30,2001 the Company is eligible to avail deemed CENVAT credit on the declared inputs equivalent to an amount of 20% of excise duty leviable under Central Excise Act, 1944 at the time of clearance of the final products. Accordingly, it has not been possible to adjust the credit available against individual items in inventory and consumption thereof which hitherto was possible as the said credit was available for the entire amount of excise duty included in the purchase cost of inputs.

(iv) The value of raw materials, packing materials and accessories consumed is net of sale at cost price Rs. 5,678 (2001: Rs. Nil).

9. Consumption of Stores and Spare Parts :

	2002		2001	
	%	Value	%	Value
Imported	–	–	–	–
Indigenous	100	3,245	100	99
	100	3,245	100	99

Note : The value of stores and spare parts consumed has been arrived at on the basis of opening stock plus purchases less closing stock. Consumption therefore includies adjustment for shortage/excess, write-off, etc.

		2002	2001
10.	Value of Imports on C.I.F. basis	–	–
11.	Expenditure in Foreign Currency :		
	Advertisement (Gross without considering amount payable or recoverable to/from Companies referred in Note 4 above)	659	7,651
12.	Earnings in Foreign Currency		
	FOB Value of Exports	4,302	–
13.	Auditors' Remuneration [included under Legal and Professional Charges in Schedule 17]*		
	Statutory Audit Fee	700	700
	Reimbursement of Out-of-Pocket Expenses	8	–
	* Excluding Service Tax		
14.	Managerial Remuneration [Included under Salaris, Wages and Bonus in Schedule 17] :		
	Remuneration to Managing Director*:		
	Salary and Other Allowances	173	–
	Contribution to Provident and Other Funds	13	–
	Perquisites	107	
		293	–

*Excluding provision for leave encashment and gratuity.

15. Appropriation towards Debenture Redemption Reserve, in terms of the provisions of the Debenture Trust Deed, could not be made in the absence of profit for the year.

16. Particulars of payables to Small Scale Industrial Undertakings which are outstanding for more than thirty days:

	Name of the Party	2002	2001 [Note (i)]
(a)	Akshay Packaging Industries	41	113
(b)	Durga Flexo Polygrafs	666	1,095
(c)	Mangal Plastic Udyog	1,838	540
(d)	Mukund Industrials	444	–
(e)	Peninsular Packs Pvt. Ltd.	47	–
(f)	Polyprint	163	–
(g)	Rajhans Printers	34	281
(h)	Shri Shirdi Sai Fabrik	9	–
(i)	Sudarshan Containers	128	402
(j)	Tirupathi Adhesives Private Limited	142	180
(k)	United Precision Plastics	537	207
(l)	Video Shack	1,387	248
(m)	Welpac Products Pvt. Ltd.	17	–
(n)	Atlas Medicon Pvt. Ltd.	87	–
(o)	Bajaj Packlines	266	182
(p)	Afnosh Packaging Industries	693	440
(q)	Brama Nayaki Packaging Company	–	226
(r)	Spectra Polymers (Bangalore)	–	113
		6,499	4,027

Notes :

(i) Particulars of payables exceeding Rs.100 due to SSI undertakings which are outstanding for more than thirty days have been given in terms of the disclosure requirements then prevailing and in the absence of other particulars being readily available.

(ii) The above information and that given in Schedule 12(A) – "Current Liabilities" regarding small scale industrial undertakings has been determined to the extent such parties have been identified on the basis of information provided by the Company which has been relied upon by the Auditors.

17. During the year, there has been no purchase of machinery spares of irregular usage.

18. Rent expenses includes lease rentals payments towards office premises and other facilities (including those for employee residences). Such leases are generally for a period of 11 to 108 months with options of renewal against increased rent and premature termination of agreement through notice period of 1 to 6 months. The particulars of these leases are as follows:

	2002	2001
Minimum lease payments [Note (i)]	16,806	12,139
Obligation on non-cancellable leases [Note (ii)]		
Not later than one year	559	1,619
Later than one year and not later than five years	–	559
Later than five years	–	–
	559	2,178

Notes :

(i) Including Rs.4,109 (2001 : Rs.1,706) payable to AFL and ACL and is net of Rs.5,822 (2001: Rs.8,299) recoverable under arrangement for sharing certain common facilities. (Note 4 above)

(ii) Without considering lease rental payable or receivable to/from companies referred in Note (i) above.

SCHEDULES FORMING PART OF THE ACCOUNTS

19. NOTES ON ACCOUNTS - Contd. (Rs. in '000)

19. Related Party Disclosure

A) Summary of the transactions with related parties is as follows:

	Holding Company [B(a)(i)]	Subsidiaries [B(a)(ii)]	Fellow Subsidiaries [B(b)]	Key Management Personnel [B(c)]	Total
i. Sales and Services					
Sales – Traded Items	—	320	—	—	**320**
Job work Income [Schedule 14]	—	2,570	—	—	**2,570**
ii. Other Income					
Liabilities no longer required written back	2,875	462	1,534	—	**4,871**
Depreciation [Note b below]	7	533	22	—	**562**
iii. Materials					
Purchase of Raw materials, Accessories and Packing Material	83,699	6,386	33,632	—	**123,717**
Sale of Raw Materials (At Cost) [Note 8 (iv) above]	—	5,676	2	—	**5,678**
iv. Expenses					
Payable under arrangement for sharing certain common facilities [Note 4(i) above]	107	107,379	—	—	**107,486**
Job work charges	2,586	10,370	1,600	—	**14,556**
Sales Commission	—	—	360	—	**360**
Rent	—	—	574	—	**574**
Interest	391	—	828	—	**1,219**
Managerial Remuneration	—	—	—	293	**293**
v. Recovery of expenses under arrangement for sharing certain common facilities. [Note 4(ii) above]	2,851	14,242	3,260	—	**20,353**
Balance outstanding at the year end					
Outstanding Payables (Note c below)	265,316	151,683	57,585	—	**474,584**
Outstanding Receivables	—	—	61	—	**61**
Corporate Guarantee	—	92,000	—	—	**92,000**

Notes :

a. The Company is acting as consignment agent for ACL and AFL for which no consideration is received. Similarly, AFL and ACL act as consignment agents for which no consideration is paid by the Company.

b. Depreciation cross charged to other companies is on fixed assets of the Company costing Rs.18,636, Rs.929 , Rs. 288 and Rs. 30 (Written Down Value Rs.16,247, Rs.830, Rs.257 and Rs.26) used by AFL, APL, AML and ACL respectively.[Note 4(ii) above].

c. An amount of Rs.43,692 payable to AFL has been transferred to ACL under tripartite agreement between ACL, AFL and the Company for transfer of payable from/to respective companies.

B) Names of related parties and description of relationship:

a) Parties where control exists:

(i) Holding Company	The Arvind Mills Limited (AML)
(ii) Subsidiaries	Arvind Clothing Limited (ACL) Arvind Fashions Limited (AFL)

b) *Parties under common control with whom transactions have taken place during the year :*

Fellow Subsidiary	Arvind Products Limited (APL) Asman Investments Limited

c) Key Management Personnel

Whole-time Director of the Company during the year	Niranjan N. Lalbhai

Note : The above information has been determined to the extent such parties have been identified on the basis of information provided by the Company and approved by the Board of Directors of the Company, which has been relied upon by the Auditors.

20. In view of Accounting Standard – 22 on 'Accounting for Taxes on Income' (AS 22) issued by the Institute of Chartered Accountants of India, the Company has started accounting for Deferred taxes with effect from April 1, 2001.

SCHEDULES FORMING PART OF THE ACCOUNTS

19. NOTES ON ACCOUNTS - Contd. (Rs. in '000)

The net Deferred Tax Asset as on March 31, 2002 amounting to Rs.58,030 (2001: Rs. Nil) has been arrived at as follows:

A)	Deferred Tax Asset arising from:	
	(i) Unabsorbed depreciation allowance carried forward as per the Income Tax Act, 1961	227,578
B)	Less: Deferred tax Liabilities arising from :	
	(i) Differences between carrying amount of fixed assets in the financial statements and the Income Tax Return	169,548
		58,030

The deferred tax of Rs.58,030 has been accounted for as follows:

Towards earlier years through adjustment to	
Profit and Loss Account balance brought forward	(8,784)
For current year	
Credit in the Profit and Loss Account 'under' Provision for Taxation	66,814
	58,030

The tax impact for the above purpose has been arrived by applying a tax rate of 36.75% being the prevailing tax rate for Indian Companies under the Income Tax Act, 1961.

Carry forward business loss has not been recognised in computation of Deferred tax on account of the uncertainty of profit in foreseeable future.

21. Segment Reporting

The Company's operations relate only to manufacture and sale of readymade garments, and accordingly, primary reporting disclosures for business segments, as envisaged in Accounting Standard 17 on 'Segment Reporting' (AS 17) issued by The Institute of Chartered Accountants of India, is not applicable.

The Company sells readymade garments in the domestic market and also exports them to various countries. Accordingly, secondary segment reporting has been confined to sales in India and exports outside India.

Fixed assets used in the Company's business and liabilities contracted in respect of its sole manufacturing facility are not identifiable in line with the following reportable segments as the fixed assets and liabilities contracted are used interchangeably between the segments. Accordingly, except for sundry debtors, no disclosures relating to other segment assets and liabilities have been made.

Secondary Segment Reporting:

	India	Outside India	Total
External Sales (Net of returns)	1,018,770	4,302	1,023,072
External Services	2,570	–	2,570
	1,021,340	4,302	1,025,642
Current assets, Loans and Advances:			
Sundry Debtors (Net of Provision)	60,338	48	60,386

22. ICICI Bank Limited (ICICI) has accepted the company's proposal of restructuring of Optionally Fully Convertible Debentures (OFCD) and term loan effective January 1, 2002. The revised terms are as follows :

A. OFCD

(i) ICICI is entitled to exercise one of the following two options given in (a) and (b) below :

a) Convert the debentures into equity shares within June 30, 2005, subject to the exercise of 'option to convert' within March 31, 2005, so that the converted amount would be 49% of the post-conversion equity capital of the Company, which is outstanding as on the date of conversion. These Debentures will be converted fully or partly into equity shares at the option of ICICI at an agreed price based on share valuation to be carried out by an independent valuer or/and

b) Redeem the debentures in sixteen equal quarterly instalments commencing from June 15, 2006.

(ii) *The premium payable on redemption of debentures, if any, will be equal to:*
7% interest from January 1, 2002 to March 31, 2005. The amount so calculated will be compounded quarterly at 15% p.a.

(iii) Interest in case of non conversion/part conversion:

OFCD not converted within June 30, 2005 shall carry an interest at the rate of 17% p.a. from January 1, 2002 and non converted balance in the Debenture Account will carry an interest at the rate of 17% p.a. from April 1, 2005.

(iv) Deferred Interest

The accrued interest as on December 31, 2001 along with interest accrued upto March 15, 2004 will be deferred till March 15, 2005 and will carry further interest at the rate of 15% p.a (compounded quarterly).

The deferred interest along with compound interest are payable in 12 equal quarterly instalments commencing from June 15, 2005.

SCHEDULES FORMING PART OF THE ACCOUNTS

19. NOTES ON ACCOUNTS - Contd. (Rs. in '000)

B. Term Loans

i. The Principal of term loan will be payable in 16 equal quarterly instalments starting from June 15, 2004.

ii. The rate of interest would be charged at 15% during 2001-02, 8% in 2002-03, 12% in 2003-04 and 21.65% thereafter upto 2007-08.

iii. Deferred Interest

Accrued interest as on December 31, 2001, interest billed at revised rate as on March 15, 2002 and differential balance (i.e. interest accrued upto March 15, 2004 less payable as per revised terms) will be deferred till March 15, 2004 and are subject to interest of 15% p.a.(compounded quarterly).

23. Some of the Company's products which hitherto were exempted, are liable to excise duty effective May 2001, and accordingly, the value of closing stock of finished goods includes Rs. 21,325 towards excise duty on those products, which, however, does not have any impact on the loss for the year.

24. The Excise duty charged in the Profit and Loss Account Rs. 118,015 (2001 : Rs. 2,599) has been disclosed as follows:

	2002	2001
Shown as a deduction from the Sales and Services included in the Profit and Loss Account	**84,786**	—
Under Rates and Taxes in Schedule 17	**33,229**	2,599
	118,015	2,599

25. In the absence of adequate details from banks, credits and debit balances in customer collection bank accounts upto March 31, 2000 aggregating to Rs.3,856 and Rs. 3,789 respectively have been adjusted against liabilities no longer required written back in Schedule 15.

26. As at March 31, 2002, carrying value of investments in Arvind Clothing Limited Rs. 607,678 and Arvind Fashions Limited Rs. 1,022,315 exceeded the net worth of the above said Companies by Rs. 500,487 and Rs.906,896 respectively. However, in the opinion of the management, such diminution in value of investment is temporary and, hence, no provision is considered necessary therefor.

27. Amounts mentioned in Notes on Accounts and other Schedules are all in Rupees Thousands except for those in notes on Schedule 1, 3 and 6.

28. Previous period's figures have been reclassified / regrouped wherever necessary.

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

20. Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956

I. Registration details

Registration No.	25863
State Code	04
Balance Sheet Date	31-03-2002

II. Capital raised during the year (Amount in Rs. '000)

Public Issue	—
Rights Issue	—
Bonus Issue	—
Private Placements	—

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. '000)

Total Liabilities	2,770,872
Total Assets (including net deferred tax asset Rs. 58,030)	3,175,198
SOURCES OF FUNDS	
Paid-up Capital	300,000
Reserves & Surplus	1,198,641
Secured Loans	2,093,924
Unsecured Loans	181,210
APPLICATION OF FUNDS	
Net Fixed Assets	911,497
Investments	1,630,044
Net Current Assets	(93,795)
Misc. Expenditure	173,684
Accumulated Losses	Nil

IV. Performance of the Company (Amount in Rs. '000)

Turnover (including Other Income Rs. 12,607 in thousands)	953,463
Total Expenditure	1,625,867
Profit/(Loss) before tax	(672,404)
Profit/(Loss) after tax (after deferred tax credit of Rs. 66,814)	(605,590)
Earnings per share (in Rs.) (Equity)	(20.19)
Dividend @% (Equity)	Nil

V. Generic Names of Three Principal Products, Services of the Company (as per monetary terms)

Item Code No. (ITC Code)	620000
Product Description	Readymade Garments

Signatures to the Schedules 1 to 20 forming part of the Balance Sheet and Profit and Loss Account

NIRANJAN LALBHAI
Managing Director

SANJAY S. LALBHAI
Director

K.E. VENKATACHALAPATHY
Company Secretary

Ahmedabad, 23rd August, 2002

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2002

(Rs. in '000)

		2002	2001
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net profit/(loss) before tax and extraordinary items	**(672,404)**	(428,526)
	Adjustments for :		
	Depreciation	**116,869**	112,122
	Unrealised (gain)/ loss on foreign exchange (Net)	**(1)**	–
	Miscellaneous Expenses written off	**63,158**	63,158
	Provision for Doubtful Debts/Advances	**19,012**	16,118
	Bad Debts/Advances written off	**1,948**	194
	Loss/(Gain) on Sale of Fixed Assets (Net)	**47**	72
	Liabilities no longer required written back (Net)	**(9,401)**	(1,294)
	Provision made/written back	**(402)**	1,840
	Interest Expense	**231,255**	263,313
	Interest Income	**(505)**	(181)
	Operating profit before working capital changes	**(250,424)**	26,816
	Adjustments for changes in working capital:		
	Trade and other receivables	**33,678**	29,090
	Inventories	**271,639**	62,071
	Trade payables	**119,191**	(17,738)
	Cash generated from operations	**174,084**	100,239
	Direct taxes paid	**(110)**	(267)
	Net cash from operating activities	**173,974**	99,972
B.	**CASH FLOW FROM INVESTING ACTIVITIES :**		
	Purchase of fixed assets	**(3,759)**	(5,631)
	Sale of fixed assets	**455**	2,151
	Interest received	**500**	172
	Net cash used in investing activities	**(2,804)**	(3,308)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds/(Repayment) of long term borrowings (Net)	**(46,909)**	–
	Proceeds/(Repayment) of short term borrowings (Net)	**95,683**	(3,472)
	Bank Overdrafts (Net)	**(7,440)**	13,340
	Interest paid	**(224,387)**	(95,920)
	Net cash used in financing activities	**(183,053)**	(86,052)
	Net increase/(decrease) in cash and cash equivalents	**(11,883)**	10,612
	Cash and cash equivalents as at March 31, 2001	**45,796**	35,184
	Cash and cash equivalents as at March 31, 2002	**33,913**	45,796
		(11,883)	10,612

(Rs. in '000)

		2002	2001
Notes :			
1.	Cash and cash equivalents includes: Cash and Bank balances	**33,913**	45,796
2.	The above cash flow statement has been prepared under the indirect method as set out in the Accounting Standard - 3 on cash flow statements issued by The Institute of Chartered Accountants of India.		
3.	Previous year's figures have been regrouped wherever necessary in order to conform to this year's presentation.		

For and on behalf of the Board of Directors

NIRANJAN LALBHAI
Managing Director

S.S. LALBHAI
Director

Place : Ahmedabad
Date : 23rd August, 2002

AUDITORS' REPORT

The above Cash Flow Statement has been compiled from and is based on the audited accounts of Arvind Brands Limited for the year ended 31st March, 2002 reported upon by us on August 23, 2002. According to the information and explanations given to us and together with Notes thereon, the aforesaid Cash Flow Statement has been prepared in consonance with the requirements of the Accounting Standard (AS)-3 on Cash Flow Statements issued by the Institute of Chartered Accountants of India and the reallocations required for the purpose are as made by the Company.

S. Dutta
Partner

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

Place : Bangalore
Date : 23rd August, 2002

DIRECTORS' REPORT

Dear Shareholders,

Your Directors have pleasure in presenting the Thirteenth Annual Report along with the audited financial statements for the year ended March 31, 2002.

(Rs. in Lacs)

Particulars		2001-2002	2000-2001
Gross Sales	5206.57		4912.85
Less : Excise Duty	392.57		—
Net Sales		**4814.00**	4912.85
Add : Other Income		**52.64**	78.00
Total Income		**4866.64**	4990.85
Operating Profit		**41.53**	516.46
Profit before Depreciation		**(160.46)**	273.90
Less : Depreciation		**80.50**	86.82
Profit for the year		**(240.96)**	187.08
Provision for Tax – Current	**(0.77)**		19.20
Provision for Tax – Deferred	**96.96**	**96.19**	
Profit after Tax		**(144.77)**	167.88
Balance as per last year's Balance Sheet	**338.86**		
Less : Deferred tax adjustment on initial adoption	**157.17**	**181.68**	170.98
Profit available for Appropriation		**36.91**	338.86
Transfer to General Reserve		—	—
Interim Dividend (including Dividend Tax)		—	—
Balance Profit Carried Forward		**36.91**	338.86

REVIEW OF OPERATIONS

During the year under review, the gross sales and services of the Company grew by 6% from Rs. 49.13 crores to Rs. 52.07 crores. However on account of huge excise duty burden introduced in March 2001 resulted in the Company recording a loss after tax of Rs. 1.45 crores as against a profit after tax of Rs. 1.68 crores during the previous year.

The market conditions continued to be depressed for garments during the FY 2001-2002 and therefore the Company was unable to pass on the excise duty burden to its consumers. Substantial portions of the excise duty of Rs. 3.93 crores have to be observed by the Company, resulting in a loss during this financial year.

The Company anticipates that the depressed market condition will continue this year also. However, steps have been taken to reduce cost, upgrade the product quality and presentation and improve supply chain in order to make the operations profitable. The excise duty on garments have been reduced from 16% to 12% with effect from March 2002, which would also help the Company to show improved performance during the current financial year.

EXPORTS

The Company's export turnover decreased from Rs. 215.85 lakhs in the previous year to Rs. 195.88 lakhs in the year under review. The Company is planning to improve its export performance in its Middle East markets in the current year too.

DIVIDEND

Since there is a drop in net profits compared to last year, your Directors are not recommending any dividend for the year 2001-02.

FIXED DEPOSITS

The Company has not accepted or renewed any deposits during the year under review. The deposits outstanding as at March 31, 2002 was NIL.

DIRECTORS

During the year Mr. G.M. Mirchandani, Director has resigned. The Board takes this opportunity to place on record its appreciation and acknowledge the contribution made by Mr. G.M. Mirchandani to grow the garment business of the Company to the present levels.

Mr. Naishadh Parikh, Director retires by rotation and being eligible offers himself for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to the requirements of Section 217(2AA) of the Companies Act, 1956, with respect to the Directors' responsibility statement, it is hereby confirmed that:

1. In the preparation of annual accounts for the year ended 31st March, 2002, the applicable accounting standards have been followed along wtih proper explanation to material departures.
2. The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the Loss of the Company for the year ended 31st March, 2002.
3. The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
4. The Directors had prepared the accounts for the financial year ended 31st March, 2002 on a going concern basis.

PARTICULARS OF EMPLOYEES

The statement of particulars pursuant to Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 is NIL.

PARTICULARS OF CONSERVATION OF ENERGY ETC.

The statement of particulars with respect to Conservation of Energy, Technology Absorption and Foreign Earnings and Outgo pursuant to Section 217(1)(e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of the Board of the Directors) Rules, 1988 is annexed hereto as Annexure I which forms part of this Report.

AUDITORS

M/s. Price Waterhouse & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their willingness to accept the office of the auditors, if re-appointed. They have furnished a certificate to the effect that the proposed appointment, if made, will be in accordance with the provisions of Section 224 of the Companies Act, 1956.

ACKNOWLEDGEMENTS

Your Directors are thankful to Industrial Development Bank of India and to the Company's bankers State Bank of India, Corporation Bank and Bank Muscat for their continued financial support. Your Directors also acknowledge the vital role played by its employees in sustaining the operations of the Company in these difficult times.

On behalf of the Board

SANJAY S. LALBHAI
Chairman

Ahmedabad, August 23, 2002

ANNEXURE I TO THE DIRECTORS' REPORT

Additional information as required under the Companies Act (Disclosure of particulars in the report of Board of Directors) Rules, 1988.

A. CONSERVATION OF ENERGY:

a) Energy conservation measures taken :

Stabilisers installed in shop floor for 20% of the load.

The Company has replaced a majority of the tube lights in the shop floor with energy efficient flourescent slim tube lights. This will bring down the power consumption by 33%.

The Company has replaced the 36kw electric boiler with a 27kw electric boiler which will not only reduce the power consumption but also delivers the same productivity.

b) Additional investment proposals, if any, being implemented for reduction of consumption of energy.

Nil

c) Impact of measures (a) & (b) for reduction of energy consumption and consequent impact on the cost of production of goods :

Stabilisers save power of about 3% and also save on maintenance and down time of sewing machines. The energy efficient lights will bring down the power consumption by 33%. The electric boiler of reduced capacity is sufficient and will help in conserving energy by optimising the usage of steam.

d) Total energy consumption per unit of production as per Form A :

	(No. of units)	(Rs. in lakhs)	(Rate per unit)
Power Consumed	515122	23.29	4.52
Diesel Consumed	7800	1.51	19.37

B. TECHNOLOGY ABSORPTION:

e) Efforts made in technology absorption

As per Form B attached herewith.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO:

f) 'Arrow' retails through 50 stores with some of the top end retail chains like SPLASH, UTC, LULU CENTRE etc., through the entire GCC – UAE, Saudi Arabia, Kuwait, Oman, Qatar and Bahrain.

In Sri Lanka ARROW has an exclusive store in the Colombo city and also retails through major shop-in-shops. With the improved political situation and the increase of tourist arrivals in the island, the Company would see a growth in business from Sri Lanka.

The Company has tied up with the largest retail chain in Dhaka, Bangladesh and will be launching the brand in September, 2002.

The Company has plan to expand the contract exports to US and EU markets.

g) Total Foreign Exchange Used and Earned : (Rs. in lakhs)

Total Foreign Exchange Used	209.15
Total Foreign Exchange Earned	195.88

FORM B

Form of disclosure of particulars with respect to absorption.

RESEARCH & DEVELOPMENT (R&D) : NIL

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION :

1. Efforts in brief made towards Technology absorption, adaptation and innovation :

   Development of new products like 150 years premium range of shirts.

2. Benefit derived as a result of the above efforts :

   Introduction of superpremium products in the markets results in gaining customer satisfaction and brand loyalty.

3. Information regarding technology imported during the last five years.

a)	Technology Imported	Technology for manufacture of ARROW branded garments from M/s. Arvind "Worldwide Inc., who has license from" "M/s. Cluett Peabody & Co., USA."
b)	Year of Import	1993
c)	Technology fully absorbed	Being absorbed in a phased manner.

AUDITORS' REPORT

1.0 We have audited the attached Balance Sheet of Arvind Clothing Limited as at March 31, 2002 and the relative Profit and Loss Account for the year ended on that date, both of which we have signed under reference to this report. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

2.0 We have conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.0 As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of Section 227(4A) of 'The Companies Act, 1956' of India (the 'Act') and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we set out in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4.0 Further to our comments in the Annexure referred to in paragraph 3 above, we report that :

(a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

(b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

(d) In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report have been prepared in compliance with the applicable accounting standards referred to in Section 211(3C) of the Act;

(e) On the basis of written representations received from the Directors, as on March 31, 2002, and taken on record by the Board of Directors of the Company, none of the Directors is disqualified as on March 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Act;

(f) In our opinion and to the best of our information and according to the explanations given to us, the Balance Sheet and Profit and Loss Account together with the notes thereon and attached thereto give in the prescribed manner the information required by the Act and subject to our observation in paragraph 4.1 below, also give a true and fair view in conformity with the accounting principles generally accepted in India;

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and

(ii) in case of the Profit and Loss Account, of the loss for the year ended on that date.

4.1 As explained in Note 18(a) on Schedule 17, the Company is in the process of undertaking a study for complying with the transfer pricing regulations as envisaged in the Finance Act, 2001, having possible impact on the provision for taxation and on the net worth of the Company, the extent of which cannot be currently ascertained.

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

S. DUTTA
Partner

Bangalore, August 23, 2002

ANNEXURE

Annexure to the Auditors' Report referred to in Paragraph 3.0 of our Report of even date.

1. (a) The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets.

(b) The fixed assets of the Company are physically verified by the management according to a phased programme designed to cover all items over a period of three years. Pursuant to the programme, a physical verification was carried out during the year and this revealed no material discrepancies.

2. The fixed assets of the Company have not been revalued during the year.

3. The stock-in-trade, stores, spare parts and raw materials, packing material and accessories of the Company at all its location have been physically verified/ confirmed by the management during the year, except for stocks lying with third parties at the year end amounting to Rs. 10,268,880 which have, however, been confirmed by the parties.

4. In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. The discrepancies between the physical stocks and the book stocks, which have been properly dealt with in the books of account, were not material.

6. In our opinion, the valuation of stock-in-trade, stores, spare parts and raw materials, packing material and accessories has been fair and proper in accordance with the normally accepted accounting principles in India, and is on the same basis as in the preceding year.

7. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under Section 301 of the Act.

8. The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under Section 301 of the Act.

9. The parties (including employees) to whom loans or advances in the nature of loans have been given by the Company are repaying the principal amounts as stipulated and are also regular in payment of interest, wherever applicable. In case where the principal amount and/or interest are not being paid as stipulated, reasonable steps have been or are being taken by the Company for recovery of the principal and/or interest.

10. In our opinion, in general there is an adequate internal control procedure commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials, packing material and accessories, plant and machinery, equipment and similar assets, and for the sale of goods.

11. In our opinion purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Act and aggregating during the year Rs. 50,000/- or more in value in respect of each party have been made at prices which are reasonable having regard to the prevailing market prices for such goods, materials, or services or the prices at which the transactions for similar goods or services have been made with other parties except for purchase of goods and materials to the extent of Rs. 123,157,384 and sale of services to the extent of Rs. 27,068,434 which as explained by the management of the Company, were of specialised nature, where no comparable prices were available.

12. The Company has a system of determining unserviceable or damaged stores, raw materials including packing material and accessories or stock in trade, on the basis of technical evaluation and on such basis, in our opinion, adequate amounts have been written off such stocks in the accounts.

13. The Company has not accepted any deposits from the public.

14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable scrap, where applicable and significant. The Company has no by-products.

15. In our opinion, the Company's present internal audit system is commensurate with its size and nature of business.

16. The Central Government of India has not prescribed the maintenance of cost records by the Company under Section 209(1)(d) of the Act for any of its products.

17. The Company has regularly deposited, during the year, Provident Fund and Employees' State Insurance dues with the appropriate authorities in India.

18. At the last day of the financial year, there were no amounts outstanding in respect of undisputed income-tax, wealth-tax, sales tax, customs duty and excise duty, which were due for more than six months fromj the date they became payable.

19. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to Profit and Loss Account, nor have we been informed of such case by the management other than those payable under contractual obligations and/or accepted business practices.

20. The Company is not a sick industrial company within the meaning of Clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.

21. In respect of services rendered :

(a) The nature of services rendered is such that it does not involve consumption of materials and stores.

(b) Considering the nature of services rendered, it is not considered to be necessary to have a system of allocation of man-hours utilised to the relative jobs.

22. In respect of trading activities :
Damaged goods have been determined pursuant to the Company's laid down procedures and consequential adjustments, which have not been significant, have been made in the accounts.

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

S. DUTTA
Partner

Bangalore, August 23, 2002

BALANCE SHEET AS AT 31ST MARCH, 2002

(Rs. in Thousand)

	Schedule No.	As at 31.03.2002	As at 31.03.2001
I. SOURCES OF FUNDS			
Shareholders' Funds			
Capital	1	**103,500**	103,500
Reserves & Surplus	2	**3,691**	37,828
		107,191	141,328
Loan Funds			
Secured Loans	3	**198,200**	195,793
Unsecured Loan	4	**57**	2,166
		198,257	197,959
TOTAL		**305,448**	339,287
II. APPLICATION OF FUNDS			
Fixed Assets	5		
Gross Block		**150,592**	145,696
Less : Depreciation		**55,585**	47,515
Net Block		**95,007**	98,181
Capital Work-in-progress		**230**	1,251
		95,237	99,432
Current Assets, Loans and Advances			
Inventories	6	**218,757**	194,569
Sundry Debtors	7	**29,561**	22,653
Cash and Bank Balances	8	**9,344**	7,508
Other Current Assets	9	**5,087**	4,838
Loans and Advances	10	**366,816**	120,114
		629,565	349,682
Less :			
Current Liabilities and Provisions	11		
Liabilities		**399,584**	107,472
Provisions		**9,806**	2,355
		409,390	109,827
Net Current Assets		**220,175**	239,855
Net Deferred Tax Liability [Schedule 17 Note 18(b)]		**(9,964)**	—
TOTAL		**305,448**	339,287
Notes on Accounts	17		
Balance Sheet Abstract and Company's General Business Profile	18		

The Schedules referred to above and the notes thereon form an integral part of the Account

This is the Balance Sheet
referred to in our report of even date

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

On behalf of the Board

S. DUTTA
Partner

SANJAY LALBHAI
Director

NAISHADH PARIKH
Director

Bangalore,
August 23, 2002

Ahmedabad,
August 23, 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

(Rs. in Thousand)

	Schedule No.	Year ended 31.03.2002	Year ended 31.03.2001
INCOME			
Sales and Services	12	**520,657**	491,285
Less : Excise Duty included therein (Schedule 17 Note 23)		**39,257**	—
		481,400	491,285
Other Income	13	**5,264**	7,800
TOTAL		**486,664**	499,085
EXPENDITURE			
Cost of Materials	14	**159,861**	173,218
Operating and Other Expenses	15	**322,650**	274,222
Depreciation *(Schedule 5 Note 1)*		**8,050**	8,682
Interest	16	**20,199**	24,256
		510,760	480,378
PROFIT/(LOSS) BEFORE TAXATION		**(24,096)**	18,707
Provision for taxation (Schedule 17 Note 18)			
Current		**(77)**	(1,920)
Deferred Tax Credit		**9,696**	—
PROFIT/(LOSS) AFTER TAXATION		**(14,477)**	16,787
Balance brought forward from previous year		**33,885**	17,098
Less : Deferred Tax adjustment on initial adoption [Schedule 17 Note 18(b)]		**15,717**	—
		18,168	17,098
Balance carried to Balance Sheet		**3,691**	33,885
Notes on Accounts	17		
Balance Sheet Abstract and Company's General Business Profile	18		

The schedules referred to above and the notes thereon form an integral part of the Account.

This is the Profit and Loss Account
referred to in our report of even date

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

On behalf of the Board

S. DUTTA
Partner

SANJAY LALBHAI
Director

NAISHADH PARIKH
Director

Bangalore,
August 23, 2002

Ahmedabad,
August 23, 2002

SCHEDULES FORMING PART OF THE ACCOUNTS

		As at 31st March, 2002		As at 31st March, 2001
		(Rs. in Thousands)		
1. CAPITAL				
AUTHORISED				
10,910,000 (2001: 10,910,000) Equity Shares of Rs. 10/- each		**109,100**		109,100
90,000 (2001 : 90,000) Unclassified Share of Rs. 10/- each		**900**		900
		110,000		110,000
ISSUED, SUBSCRIBED AND PAID UP				
10,350,000 (2001: 10,350,000) Equity Shares of Rs. 10/- each fully paid up		**103,500**		103,500
		103,500		103,500
Note : Of the above shares, 10,349,998 (2001: 10,349,998) Shares are held by Arvind Brands Limited, the holding Company				
2. RESERVES AND SURPLUS				
GENERAL RESERVE				
As per last Balance Sheet	**3,943**		3,943	
Less : Deferred Tax adjustment on initial adoption [Schedule 17 Note 18(b)]	**3,943**	**—**	—	3,943
Balance in Profit and Loss Account		**3,691**		33,885
TOTAL		**3,691**		37,828
3. SECURED LOANS				
LONG TERM				
TERMS LOANS [Note (i)]				
From Financial Institutions [Repayable within one year : Rs. 15,625 (2001 : Rs. 12,500)]		**53,125**		62,500
Interest Accrued and Due		**2,223**		54

	As at 31st March, 2002	As at 31st March, 2001
	(Rs. in Thousands)	
HIRE PURCHASE LOANS [Note (ii)]		
From a Bank [Repayable within one year Rs. 664 (2001 : Rs. 573)]	**1,303**	1,879
From Finance Companies [Repayable within one year : Rs. 423 (2001 : Rs. 230)]	**908**	617
SHORT TERM		
From Banks (Foreign Currency Loan) [Note (iii)]	**110,866**	80,214
Interest Accrued and Due	**18**	—
OTHER BANK BORROWINGS [Note (iii)]	**29,757**	50,529
TOTAL	**198,200**	195,793

NOTES :

(i) Secured by some of the Company's immovable properties, by deposit of title deeds and also by hypothecation of the Company's all movable properties (except book debts), both present and future. The charge is, however, subject to prior charges created in respect of certain loans from a bank and a finance company as referred in note (ii) below and short term loans and other bank borrowings as referred in note (iii) below.

(ii) Secured by the hypothecation of related vehicles.

(iii) Secured by a first charge on stocks and receivables and by a second charge on immovable properties referred to in note (i) above.

	As at 31st March, 2002	As at 31st March, 2001
4. UNSECURED LOANS		
Book Overdraft	**57**	2,166
TOTAL	**57**	2,166

SCHEDULES FORMING PART OF THE ACCOUNTS

5. FIXED ASSETS [Sehedule 17 Note 1 (ii) and (iii)] (Rs. in Thousands)

Description	GROSS BLOCK - AT COST				DEPRECIATION				NET BLOCK	
	As at 1.4.2001	Additions	Deductions/ Adjustments	**As at 31.3.2002**	Upto 31.3.2001	Additions	Deductions/ Adjustments	**Upto 31.3.2002**	**As at 31.3.2002**	As at 31.3.2001
Freehold Land	11,623	—	—	**11,623**	—	—	—	—	**11,623**	11,623
Buildings	38,167	1,252	—	**39,419**	9,097	1,250	—	**10,347**	**29,072**	29,070
Leasehold Improvements	5,129	1,555	537	**6,147**	968	858	—	**1,826**	**4,321**	4,161
Plant and Machinery	58,049	369	48	**58,370**	20,461	3,032	17	**23,476**	**34,894**	37,588
Data Processing Equipment	14,152	860	—	**15,012**	9,561	1,414	—	**10,975**	**4,037**	4,591
Office Equipment	3,464	215	80	**3,599**	1,442	284	20	**1,706**	**1,893**	2,022
Furniture and Fixtures	9,344	404	(367)	**10,115**	4,721	768	44	**5,445**	**4,670**	4,623
Vehicles	5,768	539	—	**6,307**	1,265	545	—	**1,810**	**4,497**	4,503
TOTAL	145,696	5,194	298	**150,592**	47,515	8,151	81	**55,585**	**95,007**	98,181
Previous Year	139,182	7,152	638	145,696	39,120	8,682	287	47,515		
Capital Work-in-Progress [including Capital Advances Rs. 230 (2001 : Rs. 1,251)]									**230**	1,251
									95,237	99,432

Note: 1.	Depreciation on fixed assets for the year as above	8,151
2.	Add : Cross charged by other Companies [Schedule 17 Note 4(i)]	35
		8,186
	Less : Cross charged to other Companies [Schedule 17 Note (ii)]	136
	Depreciation charged to the Profit and Loss Account	8,050

(Rs. in Thousands)

		As at 31st March, 2002		As at 31st March, 2001
6. INVENTORIES [Schedule 17 Note 1 (v)]				
Stores & Spares		**676**		671
Raw Materials, Packing Material and Accessories [Including in Transit Rs. 5,305 (2001 : Rs. 7,220) and with third parties Rs. 5,198 (2001 : 5,426)]		**25,590**		22,077
Work-in-Progress [With third parties Rs. 5,071 (2001 : Rs. 22,152)]		**5,483**		23,276
Job Work-in-Progress [Schedule 17 Note 20]		**1,534**		—
Stock-in-Trade				
Finished Goods [Including in-transit : Rs. 12,607 (2001: Rs. 10,709)]		**173,982**		137,297
Traded Items [Including in-transit : Rs. 228 (2001 : Rs. 737)]		**11,492**		11,248
TOTAL		**218,757**		194,569
7. SUNDRY DEBTORS				
Exceeding six months				
Secured – Considered Good		**84**		—
Unsecured				
Considered Good	**560**		—	
Considered Doubtful	**4,694**	**5,254**	2,434	2,434
Other Debts :				
Secured – Considered Good		**2,782**		3,412
Unsecured				
Considered Good	**26,135**		19,241	
Considered Doubtful	**333**	**26,468**	—	19,241
		34,588		25,087
Less : Provision for Doubtful Debts		**5,027**		2,434
TOTAL		**29,561**		22,653

(Rs. in Thousands)

	As at 31st March, 2002	As at 31st March, 2001
8. CASH AND BANK BALANCE		
Cash on Hand	**524**	305
Balances with Schedule Banks :		
Current Accounts [Including in Exchange Earners Foreign Currency Account Rs. 1,390 (2001 : Rs. 1,713) and Funds-in-Transit Rs. 2,002 (2001 : Rs. 1,916)]	**8,723**	7,121
Term Deposits [Lodged as security with Government Authorities Rs. 16 (2001 : Rs. 16) and in Margin Money Account Rs. 81 (2001 : Rs. 66)]	**97**	82
TOTAL	**9,344**	7,508
9. OTHER CURRENT ASSETS [Unsecured, Considered Good]		
Deposit with Excise	**—**	1
Other Deposits	**5,081**	4,833
Interest Accrued	**6**	4
TOTAL	**5,087**	4,838

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Thousands)

		As at 31st March, 2002		As at 31st March, 2001
10. LOANS AND ADVANCES				
[Unsecured, Considered Good except otherwise stated]				
Loans to Employees		4,731		4,957
Loans to others [Schedule 17 Note 25]		7,500		—
Prepaid Expenses		4,172		4,006
Advances recoverable in cash or in kind or for value to be received [Including Rs. 1,341 Considered doubtful (2001 : Rs. 305)] [Note below]	347,512		108,684	
Less: Provision for Doubtful Advances	1,341	346,171	305	108,379
Advance Tax (Net of Provisions)		4,242		2,772
TOTAL		366,816		120,114

Note: Includes Advances to a Director of the Company Rs. Nil (2001 : Rs. 31) [Maximum amount due at anytime of the year Rs. 31 (2001 : 264)]

		As at 31st March, 2002		As at 31st March, 2001
11. CURRENT LIABILITIES AND PROVISIONS				
A. LIABILITIES				
Sundry Creditors				
Small Scale Industrial Undertakings (Schedule 17 Note 14)	7,898		1,979	
Others	367,704	375,602	81,279	83,258
Other Liabilities		21,982		24,214
Interest accrued but not due		2,000		—
TOTAL		399,584		107,472
B. PROVISIONS				
Contingencies (Schedule 17 Note 21)		6,152		—
Others		3,654		2,355
TOTAL		9,806		2,355
12. SALES AND SERVICES [Schedule 17 Note 1 (vii)]				
Sales less Returns:				
Manufactured Goods [Net of discounts relating to previous year Rs. 3,411 (2001 : Rs. Nil)]		465,938		449,476
Traded Items		27,442		29,961
Services				
Job Work		27,277		11,848
TOTAL		520,657		491,285
13. OTHER INCOME				
Interest from Bank (Gross) [Tax Deducted at Source Rs. 7 (2001 : Rs. 16)]		36		60
Interest - Others (Gross) [Tax Deducted at Source Rs. Nil (2001 : Rs. Nil)]		466		98
Rent [Schedule 17 Note 16(b)]		280		310
Duty Draw Back, Sale of Quota on Exports		1,647		2,559
Liabilities no longer required written back (Net) (Schedule 17 Note 22)		1,553		2,734
Miscellaneous Income		1,282		2,039
TOTAL		5,264		7,800

(Rs. in Thousands)

		As at 31st March, 2002		As at 31st March, 2001
14. COST OF MATERIALS				
Raw Materials, Packing Materials and Accessories consumed (Note 1 below)		159,673		189,263
Traded Items		19,080		15,056
Movements in Stocks : (Note 2 below)				
Opening Stock :				
Finished Goods	137,297		119,039	
Work-in-Progress	23,276		10,433	
	160,573		129,472	
Closing Stock :				
Finished Goods/ Stock-in-trade	173,982		137,297	
Work-in-Progress	5,483		23,276	
	179,465		160,573	
(Increase)/Decrease		(18,892)		(31,101)
TOTAL		159,861		173,218

Notes :

1. Net of Discounts/claims received relating to previous year Rs. 3,486 (2001 : Rs. Nil).
2. After adjustment towards shortage/excess, defectives etc.
3. Refer Schedule 17 Note 8(iii).

	As at 31st March, 2002	As at 31st March, 2001
15. OPERATING AND OTHER EXPENSES*		
Salaries, Wages and Bonus [(Including Provisions Rs.1,038 (2001 : Rs.1,366)]	26,393	20,610
Contribution to Provident Fund and Other Funds [(Including Provisions Rs. 261 (2001 : Rs.102)]	3,983	2,991
Staff Welfare Expenses	1,510	1,398
	31,886	24,999
Rent [Schedule 17 Note 16 (a)]	7,274	7,425
Rates and Taxes (Schedule 17 Note 23)	22,677	10,873
Insurance	2,349	2,121
Power and Fuel	4,873	3,020
Stores and Spares Consumed	992	2,510
Repairs and Maintenance :		
Buildings	119	491
Plant and Machinery	72	577
Others	2,789	2,125
Job Work Charges	34,636	16,003
Legal and Professional Charges	3,468	2,697
Management Service Fees	480	—
Communication Expenses	2,429	2,702
Travelling and Conveyance	4,913	5,091
Commission on Sales (Schedule 17 Note 21)	55,567	67,661
Sales Tax and Turnover Tax	22,733	21,675
Cash Discount on Sales	1,503	—
Advertisement and Sales Promotion Expenses [Including relating to previous year Rs. 2,801 (2001 : Rs. Nil)]	57,151	51,408
Exhibition Sales Expenses	17,503	13,198
Freight	9,034	8,162
Royalty	15,732	16,368
Bank Charges and Credit Card Commission	3,286	2,094
Provision for Contingencies (Schedule 17 Note 21)	6,152	—

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Thousands)

	As at 31st March, 2002	As at 31st March, 2001
Provision for Doubtful Debts/Advances	**3,629**	865
Bad Debts/Advances written off	**154**	3,601
Investments written off	**—**	6
Loss on Sale/Scrapping of Fixed Assets (Net)	**27**	53
Exchange Loss (Net)	**4,947**	2,007
Miscellaneous Expenses	**7,809**	6,490
	324,184	274,222
Less : Closing Job Work-in-Progress (Schedule 17 Note 20)	**(1,534)**	—
	322,650	274,222

*Net of recovery from Arvind Brands Limited, Arvind Fashions Limited, The Arvind Mills Limited and Arvind Products Limited aggregating to Rs. 200,925 (2001 : Rs. 92,934) [Schedule 17 Note 4(ii)]

16. INTEREST

Fixed Loans	**9,494**	10,053
Others	**10,705**	14,203
	20,199	24,256

17. NOTES ON ACCOUNTS

1. **Statement on Significant Accounting Policies**

(i) Method of Accounting

The Company adopts the historical cost concept and accrual basis in the preparation of its accounts.

(ii) Fixed Assets

Fixed assets are stated at their original cost of acquisition and subsequent improvements thereto including taxes, duties, freight and other incidental expenses related to acquisition and installation of the assets concerned.

(iii) Depreciation

Depreciation is provided on the Straight Line Method (SLM) at the rates prescribed in Schedule XIV to the Companies Act, 1956, except for the following, which are based on management's estimate of useful life of assets concerned:

a) Furniture and Fixtures at employees' residence are depreciated at the rate of 18%.

b) Fixtures at showrooms are depreciated over the period of technical assistance agreement of branded products or the lease period of rented properties, whichever is lower.

Leasehold Improvements are amortised over the period of lease.

Machinery spares of irregular usage are amortised over a period of four years or the estimated useful life of the Plant and Machinery, whichever is lower (Note 15 below).

(iv) Investments

Long term investments are stated at cost except in the case of a permanent diminution in value where cost is written down. Current investments are stated at lower of cost and realisable value.

(v) Inventories

Inventories are valued at lower of cost and net realisable value. The costs are, in general, ascertained under moving weighted average method

(vi) Foreign Currency Transactions

Transactions in foreign currency are recognised at the rates of exchange ruling on the dates of the transactions.

Foreign currency liabilities contracted for acquiring fixed assets are restated at the forward contracted rates/rates ruling at the year end and all exchange differences arising as a result of such restatement are adjusted to the cost of fixed assets.

All other foreign currency liabilities/assets are restated at the forward contracted rates/rates ruling at the year end and all exchange gains/ losses arising therefrom are adjusted to the Profit and Loss Account except those covered by forward contracted rates where the gains/losses arising on such restatements are recognised over the period of such contract.

(vii) Revenue Recognition

Sales are recognised on despatch to customers. Sales are inclusive of excise duty and sales tax.

Services are recognised when those are rendered.

(viii) Retirement and Other Benefits

Retirement benefits are paid to the approved funds maintained on behalf of the Company as per the statutes/amounts advised by the funds, except for gratuity and leave encashment liability, which are accounted for on the basis of actuarial valuation.

(ix) Taxes on Income

Tax expense for the year comprising current tax and deferred tax is included in determining the net profit/loss for the year (Note 18 below).

(Rs. in Thousands)

		2002	2001
2.	Estimated amount of contracts to be executed on capital account (net of advances) and not provided for	**516**	1,010
3.	Contingent Liabilities:		
	(i) Bank Guarantees	**810**	660
	(ii) Claims by customers against the Company not acknowledged as debt	**45**	—
	(iii) Others	**293**	—

4. (i) The Company has an arrangement with The Arvind Mills Limited (AML), Arvind Brands Limited (ABL), Arvind Fashions Limited (AFL) and Arvind Products Limited (APL) for sharing certain common facilities, and the amount payable on these accounts aggregating to Rs. 15,746 (2001-Rs. 21,095) have been expensed under appropriate revenue heads of account in Schedule 5 and 15.

(ii) Similarly, the Company has incurred certain expenses on behalf of AML, ABL, AFL and APL, and the reimbursement of proportionate expenses aggregating to Rs. 201,061 (2001: Rs.9 2,934) have been netted off against the respective heads of expenditure in Schedule 5 and 15.

SCHEDULES FORMING PART OF THE ACCOUNTS

5. Particulars of Capacity and Production : (Rs. in Thousands)

Class of Goods	Units	Licenced Capacity [Note (i)]	Installed Capacity [Note (ii)]	Actual Production [Note (iii)]
Readymade Garments - Tops	Numbers	**960,000**	**900,000**	**526,365**
		(960,000)	(900,000)	(478,175)
Readymade Garments - Bottoms	Numbers	**N.A.**	**Job Work**	**74,020**
				(66,700)

Notes :
(i) The capacities specified under 'Licensed capacity' are the capacities as per the carry on business licenses, registration letters and industrial licences, issued under The Industries (Development & Regulation) Act, 1951. However, licensing of products of the Company has since been discontinued.
(ii) Installed capacity is as certified by the management and relied upon by the auditors, being a technical matter.
(iii) Production quantity include 493,372 (146,495) numbers produced through job workers and exclude 592,295 (264,966) numbers produced for third parties on job work.
(iv) Figures in brackets are in respect of the previous year.

6. Particulars of Stocks and Turnover : (Rs. in Thousands)

Class of Goods	Opening Stock Quantity (Numbers)	Opening Stock Value	Turnover [Note (ii)] Quantity (Numbers)	Turnover Value	Closing Stock Quantity (Numbers)	Closing Stock Value
(i) Manufactured						
Readymade Garments - Tops	**275,644**	**122,860**	**485,741**	**398,849**	**311,368**	**146,336**
	(273,547)	(105,971)	(472,211)	(384,384)	(275,644)	(122,860)
Readymade Garments - Bottoms	**35,791**	**14,437**	**61,659**	**67,089**	**44,991**	**27,646**
	(35,839)	(13,068)	(64,767)	(65,092)	(35,791)	(14,437)
		137,297		**465,938**		**173,982**
		(119,039)		(449,476)		(137,297)
(ii) Traded						
Readymade Garments - Tops	**17,941**	**5,423**	**50,350**	**20,042**	**22,596**	**5,391**
	(26,197)	(6,674)	(35,007)	(19,230)	(17,941)	(5,423)
Readymade Garments - Bottoms	**—**	**—**	**—**	**—**	**—**	**—**
	(—)	(—)	(3,004)	(2,043)	(—)	(—)
Accessories						
Ties	**8,373**	**1,486**	**8,338**	**3,712**	**8,341**	**2,002**
	(7,415)	(1,798)	(12,444)	(4,653)	(8,373)	(1,486)
Belts	**12,653**	**3,30**	**4,457**	**1,619**	**11,925**	**3,096**
	(8,070)	(2,069)	(6,162)	(1,321)	(12,653)	(3,305)
Others [Note (i)]		**103**		**2,069**		**1,003**
		(1,241)		(2,714)		(1,034)
		1,124		**27,442**		**11,492**
		(11,782)		(29,961)		(11,248)

Notes :
(i) In view of the large number of items, individually costing less than 10% of the total sales and closing stock, quantitative details cannot be given.
(ii) Includes Rs. 3,598 (2001 : Rs. 3,591) recovered from consignment agents on account of stock discrepancy.
(iii) *Closing stock is after adjustment for shortage/excess, write-off, etc.*
(iv) Figures in brackets relate to previous year.

SCHEDULES FORMING PART OF THE ACCOUNTS

7. *Particulars of Purchase of Stock-in-Trade :* (Rs. in Thousands)

Class of Goods	Quantity (Numbers)	Value
Readymade Garments - Tops	**55,503** (28,221)	**12,018** (7,584)
Readymade Garments - Bottoms	— (3,004)	— (534)
Accessories		
Ties	**7,581** (13,177)	**2,296** (2,236)
Belts	**5,987** (10,863)	**1,521** (2,807)
Others [Note (i)]		**3,489** (1,361)
		19,324 (14,522)

Notes :
(i) In view of the large number of items, individually costing less than 10% of the total purchases, quantitative details cannot be given.
(ii) *Figures in brackets relate to previous year.*

8. Analysis of Raw Material, Packing Material and Accessories consumed :

	Unit	2002 Quantity	2002 Value	2001 Quantity	2001 Value
Fabrics	Meters	**963,109**	**133,634**	991,648	153,768
Packing Materials			**16,440**		15,453
Accessories [Note (i) below]			**21,659**		20,042
			171,733		189,263
Less : Deemed CENVAT Credit [See Note (iii) below]			**12,060**		—
			159,673		189,263
Whereof :		%	Value	%	Value
Imported		—	—	1	1,922
Indigenous		**100**	**159,673**	99	187,341
		100	**159,673**	100	189,263

Notes :
(i) *In view of the large number of items, individually costing less than 10% of the total consumption, quantitative details cannot be given.*
(ii) The value of raw materials, packing materials and accessories consumed has been arrived at on the basis of opening stock plus purchases less closing stock. Consumption therefore includes adjustment for shortage/excess, write-off, etc.
(iii) Effective May 1, 2001, in terms of the excise Notification No. 21/2001 dated April 30, 2001, the Company is eligible to avail deemed CENVAT credit on the declared inputs equivalent to an amount of 20% of excise duty leviable under the Central Excise Act, 1944 at the time of clearance of the final products. *Accordingly, it has not been possible to adjust the credit available against individuals items in inventory and consumption thereof which hitherto was possible* as the said credit was available for the entire amount of excise duty included in the purchase cost of inputs.
(iv) The value of raw materials, packing materials and accessories consumed is net of sale at cost price Rs. 7,922 (2001 : Rs. Nil).

9. Consumption of Stores and Spare Parts :

	2002 %	2002 Value	2001 %	2001 Value
Imported	—	—	—	—
Indigenous	**100**	**992**	100	2,510
	100	**992**	100	2,510

Note : The value of stores and spare parts consumed has been arrived at on the basis of opening stock plus purchases less closing stock. Consumption therefore includes adjustment for shortage/excess, write-off, etc.

	2002	2001
10. Value of Imports on C.I.F. basis :		
Capital Goods	—	4,356
Raw materials and accessories	—	1,105
11. *Expenditure in Foreign Currency :*		
Royalty (Net of tax)	**13,372**	13,913
Travel	**535**	2,240
Advertisement [Gross without considering amount payable or recoverable to/from Companies referred in Note 4 above]	**7,008**	5,792
Others	—	135

	2002	2001
12. *Earnings in Foreign Currency:*		
FOB Value of exports	**19,588**	21,585
13. Auditors' Remuneration [included under Legal and Professional Charges in Schedule 15]:*		
Audit Fees	**500**	500
Reimbursement of Out-of-Pocket Expenses	**7**	—
* Excluding service tax.		
14. Particulars of payables due to Small Scale Industrial Undertakings which are outstanding for more than thirty days : [Note (i)]		
a) Afnosh packaging Limited	**2,128**	—
b) Ravika Creations Limited	**655**	—
c) United precision Plastics	**327**	378
d) *Mukund Industrials*	**1,648**	546
e) Hi-Q Packaging	**376**	539
f) Anu Print Pack	**17**	—
g) Mangal Plastic Udyog	**621**	414
h) R.S. Enterprises	**303**	350
i) Sudarshan Containers	**12**	—

SCHEDULES FORMING PART OF THE ACCOUNTS

j)	RJP Apparels	**169**	—
k)	Shashi Printers	**520**	—
l)	Anupoly Industries	**11**	454
m)	Bramanayaki Packaging Company	—	149
		6,787	2,830

Notes :

(i) Particulars of payables exceeding Rs.100 due to small scale undertakings which are outstanding for more than thirty days have been given in terms of the disclosure requirements then prevailing and in the absence of other particulars being readily available.

(ii) The above information and that given in Schedule 11 (A) – "Current Liabilities" regarding small scale industrial undertakings has been determined to the extent such parties have been identified on the basis of information provided by the Company which has been relied upon by the auditors.

15. During the year, there has been no purchase of machinery spares of irregular usage.

16. (a) Rent expenses include lease rental payments towards office premises and other facilities (including those for employee residences). Such leases are generally for a period of 10 to 144 months with options of renewal against increased rent and premature termination of agreement through notice period 1 to 6 months. The particulars of these leases are as follows :

(Rs. in Thousands)

	2002	2001
Minimum lease payments [Note (i)]	**7,274**	7,425
Obligation on non-cancellable leases [Note (ii)]		
Not later than one year	**286**	243
Later than one year and not later than five years	**756**	1,042
Later than five years	—	—
	1,042	1,285

Notes :

(i) Including Rs. 5,256 (2001: Rs.6,980) payable to ABL and AFL and is net of Rs. 529 (2001: Rs.139) recoverable under arrangement for sharing certain common facilities (Note 4 above).

(ii) Without considering lease rental payable or receivable to/from companies referred in Note (i) above.

(b) Rent income include lease rental received towards portion of factory and other buildings. Such leases are generally for a period of 5 to 10 years with options for renewal against increased rent and premature termination of agreement by lessee through notice period of 3 months. The particulars of these leases are as follows :

Class of Assets	Gross Block		Depreciation		
	2001	**2002**	2001	Additions	**2002**
Buildings [Note (i)]	1,601	**1,601**	3	26	**29**

	2002	2001
Future minimum lease payments [Note (i)]		
Not later than one year	**120**	120
Later than one year and not later than five years	**360**	480
Later than five years	—	—
	480	600
Minimum lease payments received [Note (ii)]	**280**	310

Notes :

(i) Does not include particulars for lease of portion of factory building cancelled by the lessee during the year as this is not readily ascertainable.

(ii) Includes Rs. 160 (2001 : Rs.300) for lease of portion of factory building cancelled by the lessee during the year.

17. Related Party Disclosure

A) Summary of the transactions with related parties is as follows :

(Rs. in Thousands)

		Ultimate Holding Company [B(a)(ii)]	Holding Company [B(a)(i)]	Fellow Subsidiaries [B(b)]	Total
i.	**Services**				
	Job Work Income	22,950	—	4,119	27,069
ii.	**Other Income**				
	Rent	160	—	120	280
	Depreciation [Note b(i) below]	32	—	104	136
iii.	**Materials**				
	Purchase of Raw Materials, Accessories and Packing Material	110,274	2,442	2,619	115,335
	Purchase of Traded Items	8,892	—	1,890	10,782
	Sale of Raw Materials at cost [Note 8 (iv) above]	951	3,053	3,918	7,922
iv.	**Expenses**				
	Payable under arrangement for sharing certain common facilities [Note 4(i) above]	12	8,979	6,720	15,711
	Job Work Charges	495	1598	2,925	5,018
	Royalty (Gross)	—	—	15,732	15,732
	Advertisement and Sales Promotion (Market Research)	—	—	2,801	2,801
	Sales Commission	218	—	420	638
	Rent	326	—	—	326
	Depreciation [Note b(ii) below]	—	2	33	35
v.	Recovery of Expenses under arrangement for sharing certain common facilities [Note 4(ii) above]	9,702	95,775	95,448	200,925
vi.	**Balance outstanding at the year end**				
	Outstanding Payables	48,671	—	1,367	50,055
	Outstanding Receivables (Note c below)	—	126,127	3,956	130,429

SCHEDULES FORMING PART OF THE ACCOUNTS

Notes:

a) The Company is acting as consignment agent for ABL and AFL for which no consideration is received. Similarly, ABL and AFL act as consignment agents for which no consideration is paid by the Company.

b) (i) Depreciation cross charged to other companies is on fixed assets of the Company costing Rs.633 and Rs.2,190 (Written down value Rs.394 and Rs.1,542) used by AML and AFL respectively. [Note 4(ii) above].

(ii) Depreciation cross charged by other companies is on assets costing Rs.30 and 638 (Written down value Rs.26 and 463) belonging to ABL and AFL respectively, used by the Company. [Note 4(i) above].

c) An amount of Rs.43,763 recoverable from AFL has been transferred to ABL under tripartite agreement between AFL, ABL and the Company.

B) Names of related parties and description of relationship:

a) Parties where control exists:

(i)	Holding Company	Arvind Brands Limited (ABL)
(ii)	Ultimate Holding Company	The Arvind Mills Limited (AML)

b) Parties under common control with whom transaction have taken place during the year:

Fellow Subsidiary	Arvind Fashions Limited (AFL)
	Arvind Products Limited (APL)
	Arvind Worldwide Inc. USA
	Asman Investments Limited

Note : The above information has been determined to the extent such parties have been identified on the basis of information provided by the Company which has been relied upon by the auditors.

18. Taxation

a) Finance Act, 2001 has introduced, with effect from Assessment Year 2002-2003 (effective April 1, 2001), detailed Transfer Pricing Regulations for computing the taxable income from 'International Transactions' between 'Associated Enterprises' on an arm's length basis. These regulations, inter alia, also require the maintenance of prescribed documents and information including furnishing a report from an Accountant on or before October 31, 2002. The Company is in the process of taking the necessary steps, including conducting a detailed study to comply with the said Transfer Pricing Regulations.

b) Deferred Taxation

In view of Accounting Standard – 22 on 'Accounting for Taxes on Income' (AS-22) issued by the Institute of Chartered Accountants of India, the *Company has started accounting for Deferred Taxes with effect from* April 1, 2001.

The net Deferred Tax Liability as on March 31, 2002 amounting to Rs.9,964 (2001: Rs. Nil) has been arrived at as follows:

(A) Deferred Tax Assets arising from:

(i) Expenses charged in the financial statements but allowable as deductions in future years under the Income Tax Act, 1961.

	(Rs. in Thousands)
(a) Expenses allowable for tax purposes when paid	2,605
(b) Provision for Doubtful Debts/Advances	2,106
(c) Provision for Contingency	2,035
(d) Others	17
(ii) Unabsorbed depreciation allowance of current year carried forward as per the Income Tax Act, 1961	2,908
(iii) Losses of current year carried forward as per the Income Tax Act, 1961	472
	10,143
(B) Less : Deferred Tax Liabilities arising from:	
(i) Difference between carrying amount of fixed assets in the financial statements and the income tax return	(20,107)
	(9,964)

The deferred tax of Rs.9,964 has been accounted for as follows:

Towards earlier years through deduction in the		
General Reserve	(3,943)	
Profit and Loss Account balance brought forward	(15,717)	
		(19,660)
For current year		
Credit in the Profit and Loss Account under Provision for Taxation		9,696
		(9,964)

The tax impact for the above purpose has been arrived by applying a tax rate of 36.75% being the prevailing tax rate for Indian companies under the Income Tax Act, 1961.

Based on the management's estimate, the Company would have sufficient taxable income in future to utilise credit available for carry forward of losses within the statutory period under the Income Tax Act, 1961.

c) Current years provision for taxation represents Rs. Nil (2001 : Rs.1,844) towards income tax and Rs. 77 (2001: Rs.76) towards wealth tax including for earlier years Rs.2 (2001 : Rs. Nil).

19. Segment Reporting:

The Company's operations relate only to manufacture and sale of readymade garments, and accordingly, primary reporting disclosures for business segment, as envisaged in Accounting Standard 17 on Segment Reporting (AS 17) issued by The Institute of Chartered Accountants of India, is not applicable.

The Company sells readymade garments in the domestic market and also exports them to various countries. Accordingly, secondary segment reporting has been confined to sales in India and exports outside India.

Fixed assets used in the Company's business and liabilities contracted in respect of its sole manufacturing facility, are not identifiable in line with the following reportable segments as the fixed assets and liabilities contracted are used interchangeably between the segments. Accordingly, except for sundry debtors, no disclosures relating to other segment assets and liabilities have been made.

Secondary Segment Reporting:

	India	Outside India	Total
External Sales (Net of Returns)	473,792	19,588	493,380
External Services	27,277	—	27,277
	501,069	19,588	520,657
Current Assets, Loans and Advances:			
Sundry Debtors (Net of Provision)	29,174	387	29,561

20. During the year, manufacturing facility of the Company was primarily used to carry out job work for The Arvind Mills Limited (AML), the ultimate holding company, while own production was primarily carried out through third parties. Incomplete jobs are carried forward as job work in progress under inventories based on management's estimate of stage of completion of such jobs.

21. Provision for Contingencies, based on management's estimate, is towards minimum guaranteed commission which are/may be payable for the financial year Rs.6,152 to consignment agents on completion of contracts subsequent *to the year end as it is contingent upon sales performance of the Company.* Accordingly, the Commission on Sales (including Rs.55,567 disclosed in Schedule 15) debited to various heads of accounts aggregates to Rs.61,719 (2001 : Rs. 67,661).

22. In the absence of adequate details from banks, credit and debit balances in customer collection bank accounts upto March 31, 2000 aggregating to Rs.1,188 and Rs.562 respectively have been adjusted against 'Liabilities no longer required written back' in Schedule 13.

SCHEDULES FORMING PART OF THE ACCOUNTS

23. The Excise Duty charged in the Profit and Loss Account Rs.60,749 (2001: Rs.9,528) has been disclosed as follows :

(Rs. in Thousands)

	2002	2001
Shown as a deduction from the Sales and Services included in the Profit and Loss Account	39,257	—
Under Rates and Taxes in Schedule 15	21,492	9,528
	60,749	9,528

24. (i) The Company is in the process of appointing a Managing/Whole-time Director under the provisions of the Companies Act, 1956.
(ii) The Company is in the process of appointing a Company Secretary under the provisions of the Companies Act, 1956.

25. In terms of a tripartite agreement with Anagram Stockbroking Limited (ASL) a fellow subsidiary Company and Darshan Mehta (DM), for the services of a consultant, the Company has given an interest free loan to the consultant (DM) to be recovered from him over the period of the agreement as approved by the Board of Directors vide resolution dated March 1, 2002 and members of the Company in the Extra-ordinary General Meeting dated March 27, 2002.

26. Amounts mentioned in Notes on Accounts and other Schedules are all in Rupees Thousands except for those in notes on Schedule 1.

27. Previous year's figures have been reclassified/regrouped wherever necessary.

Signature to Schedules 1 to 16

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

S. DUTTA
Partner

Bangalore,
August 23, 2002

On behalf of the Board

SANJAY LALBHAI Director

NAISHADH PARIKH Director

Ahmedabad,
August 23, 2002

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

1. Registration Details

Registration No.	13042
State Code No.	04
Balance Sheet Date	31.03.2002

2. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Nil
Rights Issue	Nil
Bonus Issue	Nil
Private Placement	Nil

3. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities (including net deferred tax liability Rs. 9,964)	617,611
Total Assets	724,802

Sources of Funds

Paid up Capital	103,500
Reserves and Surplus	3,691
Secured Loans	198,200
Unsecured Loans	57

Application of Funds

Net Fixed Assets	92,237
Investments	Nil
Net Current Assets (Net of net deferred tax liability Rs. 9,964)	210,211
Misc. Expenditure	Nil
Accumulated Losses	Nil

4. Performance of Company (Amount in Rs. Thousands)

Turnover (Including other income Rs. 5,264 in thousands)	486,664
Total Expenditure	510,760
Profit/(Loss) Before Tax	(24,096)
Profit/(Loss) After Tax (After deferred tax credit Rs. 9,696)	(14,477)
Earning/(Loss) per Share [in Rs.][Equity]	(1.40)
Dividend Rate % [Equity]	Nil

5. Generic Names of Three Principal Products/Services of the Company (As per monetary terms)

Item Code No. (ITC Code)	620000
Product Description	READYMADE GARMENTS

SANJAY LALBHAI Director

NAISHADH PARIKH Director

Ahmedabad
August 23, 2002

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2002

		2002	Rs. '000 2001
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net profit/(loss) before tax and extraordinary items	(24,096)	18,707
	Adjustments for:		
	Depreciation	8,151	8,682
	Unrealised (gain)/loss on foreign exchange (Net)	1,323	789
	Liabilities no longer required written back (Net)	(1,553)	(2,734)
	Bad Debts/Advances written off	154	3,601
	Provision for Doubtful Debts/Advances	3,629	865
	Provision for Contingency	6,152	—
	Provision - Others	1,299	1,468
	Loss/(Gain) on Sale of Fixed Assets (Net)	27	53
	Investments written off	—	6
	Interest Expenses	20,199	24,256
	Interest Income	(502)	(158)
	Operating profit before working capital changes	14,783	55,535
	Adjustments for:		
	Trade and other receivables	(256,175)	(55,909)
	Inventories	(24,188)	(30,762)
	Trade payables	291,291	20,933
	Cash generated from operations	25,711	(10,203)
	Direct taxes paid	(1,547)	(5,175)
	Net cash from operating activities	24,164	(15,378)
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Purchase of fixed assets	(3,913)	(8,409)
	Sale of fixed assets	190	298
	Interest received	500	198
	Net cash used in investing activities	(3,223)	(7,913)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds/(Repayment) of long-term borrowings (Net)	(9,660)	119
	Proceeds/(Repayment) of short-term borrowings (Net)	27,240	4,961
	(Excluding unrealised loss on foreign exchange Rs. 1,303 (2001 : Rs. 786)		
	Bank Overdrafts (Net)	(20,772)	32,677
	Interest paid	(16,012)	(24,538)
	Net cash used in financing activities	(19,204)	13,219
	Net increase/(decrease) in cash and cash equivalents	1,737	(10,072)
	Cash and cash equivalents as at March 31, 2001 (Opening Balance)	7,508	17,580
	Cash and cash equivalents as at March 31, 2002 (Closing Balance)	9,245	7,508

Notes:

		2002	2001
1.	Cash and bank equivalent include :		
	Cash and Bank balances	9,344	7,508
	Unrealised (gain)/loss on foreign currency (Net)	(99)	—
		9,245	7,508

2. The above cash flow statement has been prepared under the indirect method as set out in the Accounting Standard - 3 on Cash Flow Statements issued by The Institute of Chartered Accountants of India.
3. Previous year's figures have been regrouped wherever necessary in order to confirm to this year's presentation.

For and on behalf of the Board of Directors

SANJAY LALBHAI Director

NAISHADH PARIKH Director

Ahmedabad,
August 23, 2002

Auditors' Report

The above Cash Flow Statement has been compiled from and is based on the audited accounts of Arvind Clothing Limited for the year ended March 31, 2002 reported upon by us on August 23, 2002. According to the information and explanations given to us and read together with Notes thereon, the aforesaid Cash Flow Statement has been prepared in consonance with the requirements of the Accounting Standard (AS)-3 on Cash Flow Statements issued by the Institute of Chartered Accountants of India and the reallocations required for the purpose are as made by the Company.

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants
S. DUTTA
Partner
Bangalore, August 23, 2002

DIRECTORS' REPORT

Dear Shareholders,

Your Directors have pleasure in presenting the Fifteenth Annual Report along with the audited financial statements for the year ended 31st March, 2002.

(Rupees in Lacs)

Particulars		2001-02	2000-01
Sales	7,081.10		
Excise Duty	426.03		
Sales Net of Excise Duty		6,655.07	6012.38
Other Income		44.85	62.85
Operating Profit		(0.27)	869.39
Profit before Depreciation		(337.48)	612.03
Less: Depreciation		(230.48)	135.18
Profit for the year		(567.96)	476.85
Provision for Tax - Current	–		125.71
Provision for Tax - Deferred	214.57	214.57	
Profit after Tax		(353.39)	351.14
Balance as per Last year's Balance Sheet	562.81		411.67
Less: Deferred tax adjustment on initial adoption	55.23	507.58	
Profit available for Appropriation		154.19	762.81
Transfer to General Reserve			–
Interim Dividend(including Dividend Tax)			–
Balance Profit Carried Forward		154.19	762.81

REVIEW OF OPERATIONS

During the financial year under review, your company recorded gross sales and services of Rs.70.81 crores as against Rs.60.12 crores in the previous year, a growth of 18%. However, your company incurred a net loss after tax of Rs.3.53 crores (including Deferred tax credit of Rs.2.15 crores) as against a profit of Rs.3.51 crores in the previous year. The main reasons for the loss incurred during the year is the excise duty of Rs.4.26 crores incurred by the company. On account of the poor market conditions prevailing in India, your company was unable to pass on a major portion of this burden to its consumers.

Considering the current market condition, LEE, the international Jeans wear brand has done reasonably well. Lee will continue to launch innovative products to retain the market leadership. WRANGLER, the other international jeanswear brand which your company deals with, has introduced new product range that was well received in the market. During the current financial year it plans to expand its distribution net work of multi brand outlets to grow the business.

Your company has taken steps to strengthen the supply chain management, which is very crucial in this business and this would result in enduring benefit in medium and long term.

EXPORTS

During the year under review your Company's export turnover increased to Rs.181.23 from Rs.176.38 lakhs during 2001-02 mainly on account of contract exports.

FIXED DEPOSITS

The Company has not accepted or renewed any deposits during the year under review. The deposits outstanding as at March 31, 2002 was NIL.

DIRECTORS

During the year Mr.G.M. Mirchandani, Director has resigned. The Board takes this oppurtunity to place on record its appreciation and acknowledge the contribution made by Mr.G.M. Mirchandani to grow the garment business of the company to the present levels.

Mr. Naishadh Parikh, Director retires by rotation and being eligible offers himself for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

Pursuant to the requirements of Section 217(2AA) of the Companies Act, 1956, with respect to the directors responsibility statement, it is hereby confirmed that:-

1. In the preparation of annual accounts for the year ended 31st March, 2002, the applicable accounting standards have been followed along with proper explanation to material departures.
2. The directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair few of the state of affairs of the Company at the end of the financial year and of the Loss of the Company for the year ended 31st March, 2002.
3. The directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
4. The directors had prepared the accounts for the financial year ended 31st March, 2002 on a going concern basis.

PARTICULARS OF EMPLOYEES

The statement of particulars pursuant to Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 is NIL.

PARTICULARS OF CONSERVATION OF ENERGY ETC.

The statement of particulars with respect to conservation of energy, Technology absorption and Foreign Earnings and Outgo pursuant to Section 217(1) (e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of the Board of the Directors) Rules, 1988 is annexed hereto as Annexure I which forms part of this Report.

AUDITORS

M/s Price Waterhouse & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their willingness to accept the office of the auditors, if re-appointed. They have furnished a certificate to the effect that the proposed appointment, if made, will be in accordance with the provisions of Section 224 of the Companies Act, 1956.

ACKNOWLEDGEMENTS

Yours Directors thank Industrial Development Bank of India, and your Company's bankers Corporation Bank, Bank of Baroda and Canara Bank for their continued financial support for the smooth operations of your Company. Your Director also thanks the team of employees for their dedication and commitment to the Company during these difficult times.

On behalf of the Board

SANJAY S. LALBHAI
Chairman

Ahmedabad, 23rd August, 2002

ANNEXURE I TO THE DIRECTORS REPORT

Additional information as required under the Companies Act (Disclosure of particulars in the report of Board of Directors) Rules, 1988

A. CONSERVATION OF ENERGY

a) Energy conservation measures taken:

Thermic Fluid heaters have been installed in washing section of our plant. The process time for the dryers and other units will be reduced by 35%.

With the stabilisation of Power fluctuations in the area and increased cost of diesel, the company is efficiently using the power supplied by KEB. This has resulted in savings in diesel costs for generating power.

The company has replaced a majority of tubelights in the shop floor with energy efficient fluorescent slim tubelights.

The company has fine tuned the Wrinkle free curing oven at regular intervals resulting in a saving of 12% LPG cost and also optimised the combustion process.

b) Additional investment proposals, if any, being implemented for reduction of consumption of energy.

Nil

c) Impact of measures (a) & (b) for reduction of energy consumption and consequent impact on the cost of production of goods:

The use of Thermic fluid heater helps to reduce Tumble Dryer process time by 35% and 95% heat recovery from thermic fluid heaters, hence energy savings Heating medium of TPH is re-circulated which reduces running cost. 40% power savings from energy efficient flourescent tube lights. LPG savings upto 12% is achieved by way of fine tuning the oven in Wrinkle free plant.

d) Total energy consumption per unit of production as per Form A:

	(No. of Units	(Rs. in lakhs)	(Rate per unit)
Power Consumed	1162640	50.70	4.36
Diesel Consumed	506374	87.95	17.37

B. TECHNOLOGY ABSORBTION

e) Efforts made in technology absorption

As per Form B Attached herewith.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

f) LEE retails through an exclusive store in Colombo and has exclusive shop-in-shops at five other large format stores. The Company has principally agreed to extend WRANGLER to the same chain and would introduce the same in September 2002. With the improved political situation and the increase of tourist arrivals in the island, the company has planned out a series of down the line promotion events targeting the youth as a brand building exercise.

The Company has tied up for both LEE and WRANGLER with the largest retail chain in Dhaka, Bangladesh and will be launching the brand in September 2002.

g) Total Foreign Exchange used and earned:

	(Rs. in lakhs)
Total Foreign Exchange used:	328.88
Total Foreign Exchange Earned:	181.23

FORM B

Form of disclosure of particulars with respect to absorption.

RESEARCH & DEVELOPMENT (R&D) : NIL

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION :

1 Efforts in brief made towards Technology absorption, adaptation and innovation:

Development of new products like Denim 42 jeans, sand blast jeans etc.

2 Benefit derived as a result of the above efforts:

Improved realisation on accounts of introduction of value added products, which also results in customer satisfaction.

3 Information regarding technology imported during the last five years:

a)	Technology Imported:	Technology for manufacture of LEE branded garments from H D Lee "Company Inc., USA and for manufacture" of Wrangler branded garments from "Wrangler Apparel Corp, USA"
b)	Year of Import	1995 for Lee & 2000 for Wrangler
c)	Technology fully absorbed	Being absorbed in a phased manner.

AUDITORS' REPORT

To the Members of Arvind Fashions Limited

1.0 We have audited the attached Balance Sheet of Arvind Fashions Limited as at March 31, 2002 and the relative Profit and Loss Account for the year ended on that date, both of which we have signed under reference to this report. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

2.0 We have conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.0 As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of section 227(4A) of 'The Companies Act, 1956' of India (the 'Act') and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we set out in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4.0 Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

d) In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report have been prepared in compliance with the applicable accounting standards referred to in Section 211(3C) of the Act;

e) On the basis of written representations received from the Directors, as on March 31, 2002, and taken on record by the Board of Directors of the Company, none of the Directors is disqualified as on March 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Act;

f) In our opinion and to the best of our information and according to the explanations given to us, the Balance Sheet and Profit and Loss Account together with the notes thereon and attached thereto give in the prescribed manner the information required by the Act and also give a true and fair view in conformity with the accounting principles generally accepted in India:

   i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and

   ii) in case of the Profit and Loss Account, of the loss for the year ended on that date.

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

S. DUTTA
Partner

Bangalore, August 23, 2002

ANNEXURE

Annexure to the Auditors' Report referred to in Paragraph 3.0 of our Report of even date.

1. (a) The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets.

   (b) The fixed assets of the Company are physically verified by the management according to a phased programme designed to cover all items over a period of three years. Pursuant to the programme, a physical verification was carried out during the year and this revealed no material discrepancies.

2. The fixed assets of the Company have not been revalued during the year.

3. The stock-in-trade, stores, spare parts and raw materials, packing materials and accessories of the Company at all its locations have been physically verified/confirmed by the management during the year, except for stocks lying with third parties at the year end amounting to Rs. 5,963,008 which have, however, been confirmed by the parties.

4. In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

5. The discrepancies between the physical stocks and the book stocks, which have been properly dealt with in the books of account, were not material.

6. In our opinion, the valuation of stock-in-trade, stores and spare parts and raw materials, packing materials and accessories has been fair and proper in accordance with the normally accepted accounting principles in India, and is on the same basis as in the preceding year.

7. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under Section 301 of the Act.

8. The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under Section 301 of the Act.

9. The Company has given loans or advances in the nature of loans only to its employees and they are repaying the principal amounts as stipulated and are also regular in payment of interest, wherever applicable.

10. In our opinion in general there is, an adequate internal control procedure, commensurate with the size of the Company and the nature of its business, for purchase of stores, raw material, packing material and accessories, plant and machinery, equipment and similar assets and sale of goods.

11. In our opinion purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Act and aggregating during the year Rs. 50,000/- or more in value in respect of each party have been made at prices which are reasonable having regard to the prevailing market prices for such goods, materials, or services or the prices at which the transactions for similar goods or services have been made with other parties except for purchase of goods and materials to the extent of Rs. 84,950,939, sale of goods Rs. 1,769,200 and sale of services to the extent of Rs. 18,962,880 which as explained by the management of the Company, were of specialised nature, where no comparable prices were available.

12. The Company has a system of determining unserviceable or damaged stores, raw materials including packing material and accessories or stock-in-trade on the basis of technical evaluation and on such basis, in our opinion, adequate amounts have been written off such stocks in the accounts.

13. The Company has not accepted any deposits from the public.

14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable scrap, where applicable and significant. The Company has no by-Products.

15. In our opinion, the Company's present internal audit system is commensurate with its size and nature of business.

16. The Central government of India has not prescribed the maintenance of cost records by the Company under Section 209(1)(d) of the Act for any of its products.

17. The Company has generally been regular during the year in depositing Provident Fund and Employees' State Insurance dues with the appropriate authorities in India.

18. At the last day of the financial year, there was no amount outstanding in respect of undisputed income-tax, wealth-tax, sales tax, customs duty and excise duty, which were due for more than six months from the date they became payable.

19. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to the Profit and Loss Account, nor have we been informed of any such cases by the management other than those payable under contractual obligations and/or accepted business practices.

20. The Company is not a sick industrial company within the meaning of Clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.

21. In respect of services rendered:

    (i) Considering the nature of services rendered, it is not considered to be necessary to have a system of allocation of consumption of materials and stores to the relative jobs. However, the Company has a reasonable system of recording receipts, issues and consumption of materials and stores.

    (ii) Considering the nature of services rendered, it is not necessary at this stage to have a system of allocation of man-hours utilised to the relative jobs.

    (iii) In our opinion, there is a reasonable system of authorisation at proper levels with necessary controls on the issue of stores and the related system of internal control of the Company is commensurate with the size of the Company and the nature of its business.

22. In respect of trading activities:

    Damaged goods have been determined pursuant to the Company's laid down procedures and consequential adjustments, which have not been significant, have been made in the accounts.

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

S. DUTTA
Partner

Bangalore, August 23, 2002

BALANCE SHEET AS AT 31ST MARCH, 2002

(Rs. in '000)

	Sch. No.	As at 31.03.2002	As at 31.03.2001
SOURCES OF FUNDS			
Shareholders' Fund:			
Capital	1	**80,000**	80,000
Reserves and Surplus	2	**35,419**	96,546
		115,419	176,546
Loan Funds:			
Secured Loans	3	**249,491**	242,395
		249,491	242,395
		364,910	418,941
APPLICATION OF FUNDS			
Fixed Assets:	4		
Gross Block		**253,558**	225,673
Less: Depreciation		**70,996**	48,926
Net Block		**182,562**	176,747
Capital Work-in-Progress		**4,197**	3,147
		186,759	179,894
Investments	5	**50**	30
Current Assets, Loans and Advances:			
Inventories	6	**274,142**	293,946
Sundry Debtors	7	**37,909**	29,376
Cash and Bank Balances	8	**6,625**	8,322
Other Current Assets	9	**19,566**	15,244
Loans and Advances	10	**41,869**	38,467
		380,111	385,355
Less: Current Liabilities and Provisions:	11		
Liabilities		**182,730**	137,971
Provisions		**14,949**	8,367
		197,679	146,338
Net Current Assets		**182,432**	239,017
Net Deferred Tax Liability (Schedule 17 Note 19)		**(4,331)**	-
		364,910	418,941
Notes on Accounts	17	-	-
Balance Sheet Abstract and Company's General Business Profile	18		

The schedules referred to above and the notes thereon form an integral part of the accounts.

This is the Balance Sheet referred to in our report of even date

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

S. DUTTA
Partner

SANJAY S. LALBHAI *Director*
NAISHADH PARIKH *Director*

Bangalore, August 23, 2002

Ahmedabad, August 23, 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED ON 31ST MARCH, 2002

(Rs. in '000)

	Sch. No.	For the year ended 2002	For the year ended 2001
INCOME			
Sales and Services	12	**708,110**	601,238
Less: Excise Duty included therein [Schedule 17 Note 23]		**42,603**	-
		665,507	601,238
Other Income	13	**4,485**	6,285
		669,992	607,523
EXPENDITURE			
Cost of Materials	14	**211,701**	168,778
Operating and Other Expenses	15	**458,318**	351,806
Depreciation (Schedule 4 Note 2)		**23,048**	13,518
Interest	16	**33,721**	25,736
		726,788	559,838
PROFIT/(LOSS) BEFORE TAXATION		**(56,796)**	47,685
Provision for Taxation (Schedule 17 Note 19)			
Current [Net of Rs. Nil (2001: Rs.71) written back]		-	(12,571)
Deferred Tax Credit		**21,457**	-
PROFIT/(LOSS) AFTER TAXATION		**(35,339)**	35,114
Balance brought forward from previous year		**56,281**	41,167
Less : Deferred Tax adjustment on initial adoption (Schedule 17 Note 19)		**5,523**	-
		50,758	41,167
		15,419	76,281
Transfer to Debenture Redemption Reserve		-	20,000
Balance carried to Balance Sheet		**15,419**	56,281
Notes on Accounts	17		
Balance Sheet Abstract and Company's General Business Profile	18		

The schedules referred to above and the notes thereon form an integral part of the accounts.

This is the Profit and Loss Account referred to in our report of even date

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

S. DUTTA
Partner

SANJAY S. LALBHAI *Director*
NAISHADH PARIKH *Director*

Bangalore, August 23, 2002

Ahmedabad, August 23, 2002

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in '000)

		As at 31st March, 2002		As at 31st March, 2001
1. CAPITAL				
AUTHORISED				
10,000,000 (2001: 10,000,000) Equity Shares of Rs. 10 each		**100,000**		100,000
		100,000		100,000
ISSUED, SUBSCRIBED AND PAID UP				
8,000,000 (2001: 8,000,000) Equity Shares of Rs. 10 each fully paid up		**80,000**		80,000
TOTAL		**80,000**		80,000

Note : Of the above shares, 7,999,999 (2001: 7,999,999) Shares are held by Arvind Brands Limited, the holding Company.

		As at 31st March, 2002		As at 31st March, 2001
2. RESERVES AND SURPLUS				
CAPITAL RESERVE				
Debenture Redemption				
As per last Balance Sheet	**20,000**		—	
Add: Transfer from Profit and Loss Account	—	**20,000**	20,000	20,000
GENERAL RESERVE				
As per last Balance Sheet	**20,265**		20,265	
Less: Deferred Tax adjustment on initial adoption (Schedule 17 Note 19)	**20,265**	—	—	20,265
Balance in Profit and Loss Account		**15,419**		56,281
TOTAL		**35,419**		96,546

	As at 31st March, 2002	As at 31st March, 2001
3. SECURED LOANS		
Long Term		
DEBENTURES [Note 1(i) and 2]		
600,000 (2001: 600,000) 16.5% privately placed Secured Redeemable Non-Convertible Debenture of Rs. 100 each [Repayable within one year Rs.20,000 thousands (2001: Nil)]	**60,000**	60,000
Interest Accrued and Due	**3,108**	—
TERM LOANS		
From Banks [Note 1(ii)] [Repayable within one year Rs. 10,832 thousands (2001: Rs. 1,374 thousands)]	**16,544**	14,474
HIRE PURCHASE LOANS [Note 1(iii)]		
From Banks [Repayable within one year Rs. 818 thousands (2001: Rs. 824 thousands)]	**1,094**	1,857
From a Finance Company [Repayable within one year Rs. 158 thousands (2001: Nil)]	**521**	—
SHORT TERM		
From Banks (Foreign Currency Loan) [Note 1 (iv)]	**97,002**	54,420
Interest Accrued and Due	**635**	—
OTHER BANK BORROWINGS [Note 1(iv)]	**70,587**	111,644
TOTAL	**249,491**	242,395

NOTES :

1. NATURE OF SECURITY
   - (i) Secured by a first charge on all immovable and movable fixed assets of the Company subject to charges created for loans from banks and bank borrowings as referred in note (ii), (iii) and (iv) below.
   - (ii) Secured by a first charge on all the present and future plant and machineries and land and buildings ranking pari passu with the security for 16.5% Secured Redeemable Non-Convertible Debentures, second charge on inventories and book debts and a collateral security by way of a corporate guarantee of Rs. 49,500 thousand by Arvind Brands Limited, the holding Company
   - (iii) Secured by hypothecation of related vehicles.
   - (iv) Secured by a first charge on inventories and book debts, second charge on all immovable and movable fixed assets of the Company and a collateral security by way of a corporate guarantee of Rs. 42,500 thousands by ARvind Brands Limited, the holding Company.
2. TERMS OF REDEMPTION
   16.5% Secured Redeemable Non-Convertible Debenture of Rs. 100 each are redeemable at face value in three equal annual instalments due on April 1 in each of the financial year ending 2002, 2003 and 2004.

SCHEDULES FORMING PART OF THE ACCOUNTS

4. FIXED ASSETS [Schedule 17 Note 1 (ii) & (iii)]

(Rs. in '000)

	GROSS BLOCK - AT COST				DEPRECIATION				NET BLOCK	
Description	As at 1.4.2001	Additions	Deductions/ Adjustments	As at 31.3.2002	As at 1.4.2001	Additions	Deductions/ Adjustments	Upto 31.3.2002	As at 31.3.2002	As at 31.3.2001
Freehold Land (Note 1 below)	11,594	150	–	**11,744**	–	–	–	–	**11,744**	11,594
Buildings	60,035	782	–	**60,817**	8,771	1,555	–	**10,326**	**50,491**	51,264
Leasehold Improvements	6,503	2,450	(2,003)	**10,956**	2,319	3,986	(281)	**6,586**	**4,370**	4,184
Plant and Machinery	75,074	13,501	796	**87,779**	20,876	5,745	216	**26,405**	**61,374**	54,198
Data Processing Equipment	10,344	1,040	–	**11,384**	6,718	1,116	–	**7,834**	**3,550**	3,626
Office Equipments	3,499	617	–	**4,116**	697	185	–	**882**	**3,234**	2,802
Furniture and Fixtures	29,918	10,744	3,184	**37,478**	5,937	3,910	601	**9,246**	**28,232**	23,981
Technical Know-how	24,513	–	–	**24,513**	3,095	5,706	–	**8,801**	**15,712**	21,418
Vehicles	4,193	578	–	**4,771**	513	403	–	**916**	**3,855**	3,680
TOTAL	225,673	29,862	1,977	**253,558**	48,926	22,606	536	**70,996**	**182,562**	176,747
Previous Year	176,522	49,733	582	**225,673**	35,580	13,518	172	**48,926**		
Capital work-in-progress [including Capital Advances Rs.2,433 (2001: Rs.1,263)]									**4,197**	3,147
									186,759	179,894

Notes: 1) Include Rs. 3,360 (2001: 3,210) in respect of land acquired on lease cum sale basis from Karnataka Industrial Area Development Board (KIADB). The registration of land in favour of the Company will be done on completion of lease period.

2) Depreciation on fixed assets for the year as above

Depreciation on fixed assets for the year as above	22,606
Add: Cross Charged by other Companies [Schedule 17 Note 4(i)]	636
	23,242
Less: Cross Charged to other Companies [Schedule 17 Note 4(ii)]	194
Depreciation charged to the Profit and Loss Account	23,048

(Rs. in '000)

	As at 31st March, 2002	As at 31st March, 2001
5. INVESTMENTS - [Schedule 17 Note 1 (iv)]		
[Long Term, At cost, Unquoted] Other than Trade		
National Savings Certificate [Lodged with Sales Tax Authorities Rs. 45 (2001: Rs. 25), Purchased during the year Rs. 20 (2001: Rs. 10), Matured but not encashed Rs. 10 (2001: Nil)]	**50**	30
TOTAL	**50**	30
6. INVENTORIES [Schedule 17 Note 1 (v)]		
Stores & Spares	**3,346**	3,742
Raw Materials, Packing Material and Accessories [Including-in-transit Rs. 3,352 (2001: Rs. 10,098) and with third parties Rs. 950 (2001: 3,184)]	**47,274**	46,791
Work-in-progress [With third parties Rs. 3,024 (2001: Rs. 8,578)]	**12,937**	25,282
Stock-in-Trade		
Finished Goods [including in-transit: Rs. 10,313 (2001: Rs. 12,910) and with third parties Rs. 1,989 (2001: Nil)]	**182,007**	176,404
Trade Items [including in-transit: Rs. 900 (2001: Rs. 6,694)]	**28,578**	41,727
TOTAL	**274,142**	293,946

(Rs. in '000)

	As at 31st March, 2002	As at 31st March, 2001
7. SUNDRY DEBTORS		
Exceeding six months		
Secured - Considered Good	**100**	–
Unsecured		
Considered Good	**3,771**	995
Considered Doubtful	**2,802**	958
	6,573	1,953
Other debts:		
Secured - Considered Good	**2,583**	4,978
Unsecured- Considered Good	**31,455**	23,403
	34,038	28,381
	40,711	30,334
Less: Provision for doubtful debts	**2,802**	958
TOTAL	**37,909**	29,376
8. CASH AND BANK BALANCE		
Cash on hand [Including Cheques in hand Rs. 377 (2001: Nil)]	**448**	68
Balances with Scheduled Banks		
- Current Accounts [Including in Exchange Earners Foreign Currency Account Rs. 373 (2001: Rs. 427) and Funds-in-Transit Rs. 1,073 (2001: Rs. 1,974)]	**6,171**	7,248
- Term Deposits [Lodged as security with Government Authorities Rs. 6 (2001: Rs. 6)]	**6**	1,006
TOTAL	**6,625**	8,322
9. OTHER CURRENT ASSETS		
[Unsecured, considered good]		
Deposit with Custom and Excise Authorities	**1,220**	510
Other deposits	**15,203**	11,628
Interest accrued	**3,143**	3,106
TOTAL	**19,566**	15,244

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in '000)

		As at 31st March, 2002		As at 31st March, 2001
10. LOANS AND ADVANCES				
[Unsecured, considered good except otherwise stated]				
Loans to Employees		2,906		3,663
Advances recoverable in cash or in kind or for value to be received [Including Rs. 63 considered doubtful (2001: Nil)]	39,026		34,804	
Less: Provision for Doubtful Advances	63	38,963	—	34,804
TOTAL		41,869		38,467
11. CURRENT LIABILITIES AND PROVISIONS				
a) LIABILITIES				
Sundry Creditors				
Small Scale Industrial Undertakings (Schedule 17 Note 16)	5,948		4,472	
Others	148,176	154,124	104,385	108,857
Other Liabilities		26,165		26,673
Interest accrued but not due		2,441		2,441
		182,730		137,971
b) PROVISIONS				
Taxation (Net of Payments)		73		5,170
Contingencies (Schedule 17 Note 21)		9,363		—
Others		5,513		3,197
TOTAL		14,949		8,367
12. SALES AND SERVICES [Schedule 17 Note 1 (vii)]				
Sales less Returns:				
Manufactured Goods [Net of discounts relating to previous year Rs. 1,270 (2001: Rs. Nil)]		566,539		507,032
Traded Items		108,474		93,177
Services				
Job Work		33,097		1,029
TOTAL		708,110		601,238
13. OTHER INCOME				
Interest from Banks (Gross) [Tax Deducted at Source - Rs. Nil: (2001-Nil)]		5		12
Interest - Others (Gross) [Tax Deducted at Source - Rs. Nil : (2001 - Nil)]		67		143
Duty Drawback, Sale of Quota on exports		2,641		2,769
Liabilities no longer required written back		459		1,437
Miscellaneous Income		1,313		1,924
TOTAL		4,485		6,285
14. COST OF MATERIALS				
Raw Materials, Packing Material and Accessories consumed (notes 1 and 2 below)		140,496		174,820
Traded Items		64,463		56,002
Movements in Stocks : (Notes 3 below)				
Opening Stock :				
Finished Goods	176,404		124,724	
Work-in-Progress	25,282		14,918	
	201,686		139,642	
Closing Stock :				
Finished Goods	182,007		176,404	
Work-in-Progress	12,937		25,282	
	194,944		201,686	
(Increase)/Decrease		6,742		(62,044)
TOTAL		211,701		168,778

Notes :

1. Net of Discounts/claims received relating to previous year Rs. 3,361 (2001: Rs. Nil)
2. Includes provisions Rs. 1,174 (2001: Nil)
3. After Adjustment towards shortage/excess, defective etc.
4. Refer Schedule 17 Note 8(iii)

(Rs. in '000)

	As at 31st March, 2002	As at 31st March, 2001
15. OPERATING AND OTHER EXPENSES*		
Salaries, Wages and Bonus [Including provisions (Net) Rs.1,032 (2001: Rs.1,778)]	34,646	24,471
Contribution to Provident and Other Funds [Net of Provision written back Rs. 170 (2001: Including provision Rs.836)]	3,721	3,526
Staff Welfare Expenses	852	389
	39,219	28,386
Rent [(including provisions Rs. 280 (2001: Nil)] (Schedule 17 Note 17)	11,246	10,557
Rates and Taxes (*Schedule 17 Note 23*)	25,729	10,591
Insurance	2,104	2,074
Power and Fuel	20,094	13,645
Stores and Spares Consumed	21,631	14,698
Repairs and Maintenance:		
Buildings	397	125
Plant and Machinery	1,381	690
Others	2,495	2,399
Job Work Charges	27,359	25,910
Legal and Professional Expenses	4,780	3,770
Management Service Fees	480	-
Communication Expenses	2,742	2,869
Travelling and Conveyance	3,264	2,535
Commission on Sales (Schedule 17 Note 21)	86,277	76,853
Sales Tax and Turnover Tax	30,395	23,909
Cash Discount on Sales	1,729	-
Advertisement and Sales Promotion Expenses	90,150	68,232
Exhibition Sales Expenses	20,743	17,036
Freight	12,899	13,078
Royalty	22,814	19,912
Bank Charges and Credit *Card Commission*	5,982	4,469
Provision for Contingency (Schedule 17 Note 21)	9,363	-
Provision for Doubtful debts/advances	1,907	68
Bad Debts written off (Net) (Schedule 17 Note 22)	126	2,064
Loss on Sale / Scrapping of Fixed Assets (Net)	1,081	63
Exchange Loss (Net)	3,541	1,999
Miscellaneous Expenses	8,390	5,874
	458,318	351,806

* Net of recovery from Arvind Brands Limited, Arvind Clothing Limited, The Arvind Mills Limited and Arvind Products Limited aggregating to Rs. 18,527 (2001: Rs.31,204) [Schedule 17 Note 4(ii)]

16. INTEREST		
Interest on :		
- Debentures	10,513	9,900
- Fixed Loans	2,668	1,400
- Others	20,540	14,436
TOTAL	33,721	25,736

SCHEDULES FORMING PART OF THE ACCOUNTS

17. NOTES ON ACCOUNTS

1. **Statement on Significant Accounting Policies**

(i) Method of Accounting

The Company adopts the historical cost concept and accrual basis in the preparation of its accounts.

(ii) Fixed Assets

Fixed assets are stated at their original cost of acquisition and subsequent improvements thereto including taxes, duties, freight and other incidental expenses related to acquisition and installation of the assets concerned.

(iii) Depreciation

Depreciation is provided on the Straight Line Method (SLM) at the rates prescribed in Schedule XIV to the Companies Act, 1956, except for the following, which are based on management's estimate of useful life of assets concerned:

a) Furniture and Fixtures at employees' residence are depreciated at the rate of 18%.

b) Fixtures at showrooms are depreciated over the period of trademark license agreement of branded products or the lease period of rented properties, whichever is lower.

c) Used assets purchased are depreciated at the rate of 12.50%.

Technical Know-how is amortised over the period of trademark license agreement of branded products.

Leasehold Improvements are amortised over the period of lease.

Machinery spares of irregular usage are amortised over a period of four years or the estimated useful life of the Plant and Machinery, whichever is lower (Note 15 below).

(iv) Investments

Long term investments are stated at cost except in the case of a permanent diminution in value where cost is written down. Current investments are stated at lower of cost and realisable value.

(v) Inventories

Inventories are valued at lower of cost and net realisable value. The costs are, in general, ascertained under moving weighted average method.

(vi) Foreign Currency Transactions

Transactions in foreign currency are recognised at the rates of exchange ruling on the dates of the transactions.

Foreign currency liabilities contracted for acquiring fixed assets are restated at the forward contracted rates / rates ruling at the year end and all exchange differences arising as a result of such restatement are adjusted to the cost of fixed assets.

All other foreign currency liabilities / assets are restated at the forward contracted rates / rates ruling at the year end and all exchange gains / losses arising therefrom are adjusted to the Profit and Loss Account except those covered by forward contracted rates where the gains / losses arising on such restatements are recognised over the period of such contract.

(vii) Revenue Recognition

Sales are recognised on despatch to customers. Sales are inclusive of excise duty and sales tax.

Services are recognised when those are rendered.

(viii) Retirement and Other Benefits

Retirement benefits are paid to the approved funds maintained on behalf of the Company as per the statutes / amounts advised by the funds, except for gratuity and leave encashment liability, which are accounted for on the basis of actuarial valuation.

(ix) Taxes on Income

Tax expense for the year comprising current tax and deferred tax is included in determining the net profit/loss for the year (Note 19 below).

		2002	2001
2.	Estimated amount of contracts to be executed on capital account (net of advances) and not provided for	**5,611**	–
3.	Contingent Liabilities:		
	(i) Bank Guarantees	**2,450**	2,000
	(ii) Customs duty matters disputed by the Company which are pending in appeal.	**4,474**	4,474
	(iii) Claims by Customers against the Company not acknowledged as debts	**2,621**	–

4. (i) The Company has an arrangement with The Arvind Mills Limited (AML), Arvind Brands Limited (ABL), Arvind Clothing Limited (ACL) and Arvind Products Limited (APL) for sharing certain common facilities, and the amount payable on these accounts aggregating to Rs. 96,692(2001- Rs. 56,907) have been expensed under appropriate revenue heads of account in Schedule 4 and 15.

(ii) Similarly, the Company has incurred certain expenses on behalf of AML, ABL, ACL and APL, and the reimbursement of proportionate expenses aggregating to Rs.18,721 (2001: Rs.31,204) have been netted off against the respective heads of expenditure in Schedule 4 and 15.

5. Particulars of Capacity and Production : (Rs. in '000)

Class of Goods	Units	Licensed Capacity [Note (i)]	Installed Capacity [Note (ii)]	Actual Production [Note (iii)]
Readymade Garments				
Tops	Numbers	N.A.	Job Work	**147,442**
				(154,012)
Bottoms	Numbers	**960,000**	**720,000**	**559,625**
		(960,000)	(500,000)	(526,396)

Notes:

(i) The capacities specified under 'Licensed capacity' are the capacities as per the carry on business licenses, registration letters and industrial licences, issued under The Industries (Development & Regulation) Act, 1951. However, licensing of products of the Company has since been discontinued.

(ii) Installed capacity is as certified by the management and relied upon by the auditors, being a technical matter.

(iii) Production quantity include 181,582 (2001: 96,749) numbers produced through job workers and exclude 161,748 (2001: Nil) numbers produced for third parties on job work.

(iv) Figures in brackets are in respect of the previous year.

SCHEDULES FORMING PART OF THE ACCOUNTS

6. Particulars of Stocks and Turnover: (Rs. in '000)

Class of Goods	Opening Stock Quantity (Numbers)	Opening Stock Value	Turnover Quantity (Numbers)	Turnover Value [Note (ii)]	Closing Stock Quantity (Numbers)	Closing Stock Value
(i) Manufactured						
Readymade Garments Tops	**83,782**	**24,844**	**134,098**	**88,480**	**99,391**	**37,322**
	(69,517)	(17,684)	(123,627)	(67,290)	(83,782)	(24,844)
Bottoms	**367,108**	**151,560**	**580,320**	**478,059**	**341,517**	**144,685**
	(304,382)	(107,040)	(467,692)	(439,742)	(367,108)	(151,560)
		176,404		**566,539**		**182,007**
		(124,724)		(507,032)		(176,404)
(ii) Traded						
Readymade Garments Tops	**214,425**	**37,810**	**315,122**	**103,062**	**180,915**	**26,369**
	(153,835)	(21,089)	(264,356)	(85,577)	(214,425)	(37,810)
Bottoms	**–**	**–**	**999**	**626**	**–**	**–**
	(–)	(–)	(27,048)	(1,825)	(–)	(–)
Accessories [Note (i)]		**3,917**		**4,786**		**2,209**
		(4,389)		(5,775)		(3,917)
		41,727		**108,474**		**28,578**
		(25,478)		(93,177)		(41,727)

Notes:
(i) In view of the large number of items, individually costing less than 10% of the total sales and closing stock, quantitative details cannot be given.
(ii) Includes Rs. 8,093 (2001: Rs. 3,153) recovered from consignment agents on account of discrepancy.
(iii) Closing stock is after adjustment for shortage / excess, write-off, etc.
(iv) Figures in brackets relate to previous year.

7. Particulars of Purchase of Stock-in-Trade: (Rs. in '000)

Class of Goods	Quantity (Numbers)	Value
Readymade Garments Tops	295,388	48,661
	(321,234)	(59,867)
Bottoms	999	497
	(27,048)	(9,380)
Accessories [Note (i)]		2,156
		(3,004)
		51,314
		(72,251)

Notes:
(i) In view of the large number of items, individually costing less than 10% of the total purchases, quantitative details cannot be given.
(ii) Figures in brackets relate to previous year.

8. Analysis of Raw Material, Packing Material and Accessories consumed:

	Unit	2002 Quantity	2002 Value	2001 Quantity	2001 Value
Fabric	Meters	**926,328**	**107,847**	1,036,800	134,206
Packing Materials			**8,977**		9,017
Accessories [Note (i)]			**36,966**		31,597
			153,790		174,820
Less: *Deemed CENVAT Credit* [See Note (iii) below]			**13,294**		–
			140,496		174,820
Whereof:		%	Value	%	Value
Imported		**5**	**7,490**	3	5,502
Indigenous		**95**	**133,006**	97	169,318
		100	**140,496**	100	174,820

Notes:
(i) In view of the large number of items, individually costing less than 10% of the total consumption, quantitative details cannot be given.
(ii) The value of raw materials, packing materials and accessories consumed has been arrived at on the basis of opening stock plus purchases less closing stock. Consumption therefore includes adjustment for shortage / excess, write-off, etc.
(iii) Effective May 1, 2001, in terms of the excise notification No. 21/2001 dated April 30, 2001, the Company is eligible to avail deemed CENVAT credit on the declared inputs equivalent to an amount of 20% of excise duty leviable under the Central Excise Act, 1944 at the time of clearance of the final products. Accordingly, it has not been possible to adjust the credit available against individuals items in inventory and consumption thereof which hitherto was possible *as the said credit was available for the entire amount of excise duty included in the purchase cost of inputs.*
(iv) The value of raw materials, packing materials and accessories consumed is net of sale at cost price Rs.3,941 (2001: Nil).

SCHEDULES FORMING PART OF THE ACCOUNTS

9. Consumption of Stores and Spare Parts : (Rs. in '000)

	2002 %	2002 Value	2001 %	2001 Value
Imported	–	25	2	266
Indigenous	100	21,606	98	14,432
	100	21,631	100	14,698

Note: The value of stores and spare parts consumed has been arrived at on the basis of opening stock plus purchases less closing stock. Consumption therefore includes adjustment for shortage / excess, write-off, etc.

(Rs. in '000)

		2002	2001
10.	Value of Imports on C.I.F. basis:		
	Raw materials and accessories	5,172	5,764
	Stores and Spares	–	105
11.	Expenditure in Foreign Currency:		
	Royalty (Net of tax)	19,391	16,973
	Technical Know-how fee (Net of tax)	–	19,848
	Advertisement [Gross without considering amount payable or recoverable to/from Companies referred in Note 4 above]	7,839	2,007
	Travelling	486	–
12.	Earnings in Foreign Currency:		
	FOB Value of exports	18,123	17,638
13.	Auditors' Remuneration [included under Legal and Professional Charges in Schedule 15]:*		
	Audit Fees	500	500
	Reimbursement of Out-of-Pocket Expenses	4	–

* Excluding service tax.

14. In the absence of profit in the current year, Debenture Redemption Reserve has not been created.

15. During the year, there has been no purchase of machinery spares of irregular usage.

16. Particulars of payables due to small scale industrial undertakings which are outstanding for more than thirty days:

		2002	2001 [Note (i)]
a)	Lakshmi Polymers	104	–
b)	Mangal Plastic Udyog	298	212
c)	Namit Packaging Company	408	316
d)	Shri Shirdi Sai Fabrik	1,358	1,403
e)	Tirupati Adhesives Private Limited	20	–
f)	Impressions	30	–
g)	Ajith Global Fashions	85	–
h)	Bio Care	46	–
i)	Just Natural	759	–
j)	Ice Berg Apparels	630	–
k)	Megha Garments Private Limited	189	–
l)	Maruthi Clothing Company	66	–
m)	Performanz	4	–
n)	RJP Apparels	13	–
o)	Southern Seams	3	–
p)	Sree Ram and Sons	76	–
q)	Uma Apparels Private Limited	206	–
r)	Baash group	12	–
s)	Balaji Garments	121	–
t)	Aishwarya Accessories	–	582
u)	Shell Sands	–	478
		4,428	2,991

Notes:

(i) Particulars of payables exceeding Rs.100 due to small scale undertakings which are outstanding for more than thirty days have been given in terms of the disclosure requirements then prevailing and in the absence of other particulars being readily available.

(ii) The above information and that given in Schedule 11(A) – "Current Liabilities" regarding small scale industrial undertakings has been determined to the extent such parties have been identified on the basis of information provided by the Company, which has been relied upon by the auditors.

17. Rent expenses includes lease rentals payments towards office premises and other facilities (including those for employee residences). Such leases are generally for a period of 10 to 180 months with options of renewal against increased rent and premature termination of agreement through notice period 1 to 6 months. The particulars of these leases are as follows:

	2002	2001
Minimum lease payments [Note (i)]	11,246	10,557
Obligation on non-cancellable leases [Note (ii)]		
Not later than one year	3,059	3,004
Later than one year and not later than five years	7,823	8,772
Later than five years	528	2,638
	11,410	14,414

Notes

(i) Including Rs. 4,957 (2001: Rs.3,796) payable to AML, ABL and ACL and is net of Rs.6,298 (2001: Rs.5,656) recoverable under arrangement for sharing certain common facilities (Note 4 above).

(ii) Without considering lease rental payable or receivable to/from companies referred in Note (i) above.

SCHEDULES FORMING PART OF THE ACCOUNTS

18. *Related Party Disclosure* (Rs. in '000)

A) Summary of the transactions with related parties is as follows:

		Ultimate Holding Company [B(a)(ii)]	Holding Company [B(a)(i)]	Fellow Subsidiaries [B(b)]	Total
i.	**Sales and Services**				
	Sales – Traded Items	1,769	–	–	1,769
	Services – Job Work Income	18,272	10,843	3,127	32,242
ii.	**Other Income**				
	Depreciation [Note b(i) below]	155	–	39	194
iii.	**Materials**				
	Purchase of Raw Materials, Accessories and Packing Material	54,819	3,233	20,675	78,727
	Purchase of Traded Items	11,387	320	1,987	13,694
	Sale of Raw Materials at cost [Note 8 (iv) above]	–	3,334	607	3,941
iv.	**Expenses**				
	Payable under arrangement for sharing certain common facilities [Note 4(i) above]	–	5,589	90,467	96,056
	Depreciation [Note b(ii) below]		532	104	636
	Job Work Charges	–	951	–	951
	Balances written off	–	–	434	434
	Sales Commission	–	–	420	420
	Rent	–	–	120	120
v.	**Capital goods purchased**	1,841	–	–	1,841
vi.	Recovery of Expenses under arrangement for sharing certain common facilities [Note 4(ii) above]	101	11,605	6,821	18,527
Balance Outstanding at the year end					
Outstanding Payables (Note c below)		51,060	–	9,966	61,026
Outstanding Receivables (Note c below)		–	25,555	–	25,555

Notes:

a) The Company is acting as consignment agent for ABL and ACL for which no consideration is received. Similarly, ABL and ACL act as consignment agents for which no consideration is paid by the Company.

b) (i) Depreciation cross charged to other Companies is on fixed assets of the Company costing Rs.1,190, Rs.638 and Rs.116 (Written Down Value Rs.1,030, Rs.463 and Rs.111) are used by AML, ACL and APL respectively. [Note 4 (ii) above]

(ii) Depreciation cross charged by other Companies is on fixed assets costing Rs.2,190 and Rs. 18,636 (Written Down Value Rs.1,542 and Rs. 16,247) belonging to ACL and ABL respectively, used by the Company. [Note 4(i) above]

c) An amount of Rs.43,763 payable to ACL has been adjusted against recoverable from ABL under tripartite agreement between ABL, ACL and the company.

B) Names of related parties and description of relationship:

a) Parties where control exists:

(i) Holding Company — Arvind Brands Limited (ABL)
(ii) Ultimate Holding Company — The Arvind Mills Limited (AML)

b) Parties under common control with whom transaction have taken place during the year:

Fellow Subsidiary — Arvind Clothing Limited (ACL)
Arvind Products Limited (APL)
Asman Investments Limited

Note : The above information has been determined to the extent such parties have been identified on the basis of information provided by the company and approved by the Board of Directors of the Company, which has been relied upon by the auditors.

19. *In view of Accounting Standard – 22 on 'Accounting for Taxes on Income' (AS 22) issued by the Institute of Chartered Accountants of India, the Company has started* accounting for Deferred Taxes with effect from April 1, 2001.

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in '000)

The net Deferred Tax Liability as on March 31, 2002 amounting to Rs.4,331 (2001: Rs. Nil) has been arrived at as follows:

(A) Deferred Tax Assets arising from:		
(i) Expenses charged in the financial statements but allowable as deductions in future years under the Income Tax Act, 1961.		
(a) Expenses allowable for tax purposes when paid		1,372
(b) Provision for Doubtful Debts/Advances		948
(c) Provision for Contingency		3,098
(d) Others		499
(ii) Unabsorbed depreciation allowance of current year carried forward as per the Income Tax Act, 1961		7,814
(iii) Losses of current year carried forward as per the Income Tax Act, 1961		6,492
		20,223
(B) Less: Deferred Tax Liabilities arising from:		
(i) Difference between carrying amount of fixed assets in the financial statements and the Income Tax Return.		24,554
		(4,331)
The deferred tax of Rs.4,331 has been accounted for as follows:		
Towards earlier years through deduction in the		
General Reserve	(20,265)	
Profit and Loss Account balance brought forward	(5,523)	(25,788)
For current year		
Credit in the Profit and Loss Account 'under' Provision for Taxation		21,457
		(4,331)

The tax impact for the above purpose has been arrived by applying a tax rate of 36.75% being the prevailing tax rate for Indian companies under the Income Tax Act, 1961.

Based on the management's estimate, the Company would have sufficient taxable income in future to utilise credit available for carry forward of losses within the statutory period under the Income Tax Act, 1961.

20. Segment Reporting

The Company's operations relate only to manufacture and sale of readymade garments, and accordingly, primary reporting disclosures for business segment, as envisaged in Accounting Standard 17 on 'Segment Reporting' (AS 17) issued by The Institute of Chartered Accountants of India, is not applicable.

The Company sells readymade garments in the domestic market and also exports them to various countries. Accordingly, secondary segment reporting has been confined to sales in India and exports outside India.

Fixed assets used in the Company's business and liabilities contracted in respect of its sole manufacturing facility, are not identifiable in line with the following reportable segments as the fixed assets and liabilities contracted are used interchangeably between the segments. Accordingly, except for sundry debtors, no disclosures relating to other segment assets and liabilities have been made.

Secondary Segment Reporting:

	India	Outside India	Total
External Sales (Net of Returns)	656,890	18,123	675,013
External Services	33,097	–	33,097
	689,987	18,123	708,110
Current Assets, Loans and Advances:			
Sundry Debtors (Net of Provisions)	37,841	68	37,909

21. Provision for Contingencies, based on management's estimate, is towards minimum guaranteed commission which are/may be payable for the financial year Rs.9,363 to consignment agents on completion of contracts subsequent to the year end as it is contingent upon sales performance of the Company.

Accordingly, the Commission on Sales (including Rs.86,277 disclosed in Schedule 15) debited to various heads of accounts aggregate to Rs.95,640 (2001: Rs.76,853).

22. In the absence of adequate details from banks, credit balances in customer collection bank accounts upto March 31, 2000 aggregating to Rs. 488 have been adjusted against bad debts written off in Schedule 15.

23. The Excise Duty charged in the Profit and Loss Account Rs. 66,592 (2001: Rs. 9,266) has been disclosed as follows :

	2002	2001
Shown as a deduction from the Sales and Services included in the Profit and Loss Account	**42,603**	–
Under Rates and Taxes in Schedule 15	**23,989**	9,266
	66,592	9,266

24. (i) The Company is in the process of appointing a Managing / Whole-time Director under the provisions of the Companies Act, 1956.
(ii) The Company is in the process of appointing a Company Secretary under the provisions of the Companies Act, 1956.

25. Amounts mentioned in Notes on Accounts and other Schedules are all in Rupees Thousands except for those in notes on Schedule 1 and 3.

26. Previous year's figures have been reclassified / regrouped wherever necessary.

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

18. Additional Information pursuant to Part IV of Schedule VI to the Companies Act, 1956

1. Registration Details

Registration No.	9919
State Code No.	04
Balance Sheet Date	31.03.2002

2. Capital raised during the year (Amount Rs. in Thousands)

Public Issue	Nil
Rights Issue	Nil
Bonus Issue	Nil
Private Placements	Nil

3. Position of Mobilisation and Deployment of Funds (Amount Rs. in Thousands)

Total Liabilities (including net deferred tax liability Rs. 4,331)	451,501
Total Assets	566,920

Sources of Funds

Paid up Capital	80,000
Reserves and Surplus	35,419
Secured Loans	249,491
Unsecured Loans	—

Application of Funds :

Net Fixed Assets	186,759
Investments	50
Net Current Assets (net of net deferred tax liability Rs. 4,331)	178,101
Misc. Expenditure	—
Accumulated Losses	—

4. Performance of Company (Amount Rs. in Thousands)

Turnover (including other income Rs. 4,485 in thousands)	669,992
Total Expenditure	726,788
Profit/(Loss) Before Tax	(56,796)
Profit/(Loss) After Tax (after deferred tax credit of Rs. 21,457)	(35,339)
Earning/(Loss) Per Share [in Rs.][Equity]	(4.42)
Dividend Rate % [Equity]	Nil

5. Generic Names of Three Principal Products/Services of the Company :
(as per monetary terms)

Item Code No.	620000
Product Description	Readymade Garments

Signatures to Schedule 1 to 18 forming part of the Balance Sheet and Profit and Loss Account.

On behalf of the Board

Ahmedabad, August 23, 2002

SANJAY S. LALBHAI
Director

NAISHADH PARIKH
Director

Cash Flow Statement for the Year Ended March 31, 2002

(Rs. in '000)

	2002	2001
A. CASH FLOW FROM OPERATING ACTIVITIES		
Net profit/(loss) before tax and extraordinary items	(56,796)	47,685
Adjustments for :		
Depreciation	22,606	13,518
Unrealised (gain)/loss on foreign exchange	614	415
Liabilities no longer required written back	(459)	(1,437)
Bad Debts/Advances written off	126	2,064
Provision for Doubtful Debts/Advances	1,907	68
Provision - Others	11,679	2,614
Loss/(Gain) on Sale of Fixed Assets (Net)	1,081	63
Interest Expense	33,721	25,736
Interest Income	(72)	(155)
Operating profit before working capital changes	14,407	90,571
Adjustments for :		
Trade and other receivables	(62,008)	22,741
Inventories	19,804	(103,110)
Trade payables	89,779	18,616
Cash generated from operations	61,982	28,818
Direct taxes paid	(5,097)	(8,646)
Net cash from operating activities	56,885	20,172
B. CASH FLOW FROM INVESTING ACTIVITIES :		
Purchase of fixed assets	(31,815)	(51,019)
Sale of fixed assets	360	347
(Purchase)/Sale of Investments (Net)	(20)	(9)
Interest received	35	1,219
Net cash used in investing activities	(31,440)	(49,462)
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds/(Repayment) of long term borrowings (Net)	1,828	(5,611)
Proceeds/(Repayment) of short-term borrowings (Net) [Excluding unrealised loss on foreign exchange Rs. 530 (2001 : Rs. 337)	42,052	3,828
Bank Overdrafts (Net)	(41,057)	57,641
Interest paid	(29,978)	(24,065)
Net cash used in financing activities	(27,155)	31,793
Net increase/(decrease) in cash and cash equivalents	(1,710)	2,503
Cash and cash equivalents as at March 31, 2001 (Opening Balance)	8,342	5,839
Cash and cash equivalents as at March 31, 2002 (Closing Balance)	6,632	8,342
See notes below	-	-

Notes:

1. Cash and bank equivalents include:

	2002	2001
Cash and Bank balances	6,625	8,322
Unrealised (gain)/loss on foreign currency (Net)	7	20
	6,632	8,342

2. The above cash flow statement has been prepared under the indirect method as set out in the Accounting Standard - 3 on cash flow statements issued by The Institute of Chartered Accountants of India.
3. *Previous year's figures have been regrouped whereever necessary in order to confirm to this year's presentation.*

For and on behalf of the Board of Directors

SANJAY S. LALBHAI *Director*
NAISHADH PARIKH *Director*

Bangalore, August 23, 2002

Ahmedabad, August 23, 2002

AUDITORS' REPORT

The above Cash Flow Statement has been compiled from and is based on the audited accounts of Arvind Fashions Limited for the year ended March 31, 2002 reported upon by us on August 23, 2002. According to the information and explanations given to us and read together with Notes thereon, the aforesaid Cash Flow Statement has been prepared in consonance with the requirements of the *Accounting Standard (AS)-3 on Cash Flow Statements issued by the Institute of* Chartered Accountants of India and the reallocations required for the purpose are *as made by the Company.*

S. Dutta
Partner

For and on behalf of
PRICE WATERHOUSE & CO.
Chartered Accountants

Place : Bangalore
Date : August 23, 2002

DIRECTORS' REPORT

To,
The Members,

Your Directors present their TWENTIETH Annual Report together with the audited Financial Statements for the period from 1st October, 2001 to 31st March, 2002.

FINANCIAL PERFORMANCE

During the period under period, the Company has incurred a net Loss of Rs. 462.88 Lacs. The balance in the Profit & Loss Account amounting to Loss of Rs. 8463.51 Lacs has been carried forward to the Balance Sheet.

CHANGE OF ACCOUNTING YEAR

In order to align the financial statements with its holding company, the Company's financial year has been made of the period of 6 months i.e. upto 31st March, 2002. Accordingly, the financial year comprises of a period from 1st October, 2001 to 31st March, 2002. Hence the figures of the previous financial period are not comparable with those of current financial period.

DIVIDEND

In view of Loss incurred by the Company, your Directors have not recommended any dividend on the equity shares for the financial period under review.

SUBSIDIARY COMPANIES

The financial results of Arvind Products Limited and Lifestyle Fabrics Limited, subsidiary companies are attached to this Report alongwith the statement pursuant to Section 212 of the Companies Act, 1956.

DIRECTORS

Shri J. G. Dalal, a Director of the Company, retires by rotation as required under Section 256 of the Companies Act, 1956 but being eligible, offers himself for re-appointment.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

Information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 regarding conservation of energy and technology absorption are not being given as the Company has not undertaken any manufacturing activity.

There were no foreign exchange earnings or outgo during the period under review.

PARTICULARS OF EMPLOYEES

Particulars of employees as required by the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended from time to time, are not being given as your Company has not paid any remuneration attracting these provisions.

FIXED DEPOSITS

Although your Company is an NBFC but it has not accepted any deposits from the Public within the meaning of The Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank of India) Directions, 1998, no information is being furnished in respect of outstanding Deposits.

DIRECTORS' RESPONSIBILITY STATEMENT

In compliance of Section 217(2AA) of the Companies Act, 1956, the Directors state that :

(i) In the preparation of the annual accounts, the applicable accounting standards have been followed. There are no material departures from the applicable accounting standards.

(ii) Such accounting policies have been selected and applied consistently and such judgements and estimates have been made as are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year ended on 31st March, 2002 and of the loss of the Company for the period.

(iii) Proper and sufficient care had been taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) The attached statement of accounts for the period ended on March 31, 2002 have been prepared on a going concern basis.

AUDITORS

The auditors M/s. G. A. Sheth & Co., Ahmedabad, retire and offer themselves for re-appointment. It is proposed that M/s. G.A. Sheth & Co. Chartered Accountants, be re-appointed as auditors of the Company. You are requested to appoint the auditors and fix their remuneration.

The notes to the accounts referred to in the Auditors' Report are self explanatory and therefore, do not call for any further comments.

ACKNOWLEDGEMENTS

Your Directors place on record the appreciation for the services rendered by the management, staff members and Banks of the Company.

For and on behalf of the Board

Ahmedabad	**B.M. SHAH**	**JAGDISH G. DALAL**
5th June, 2002	*Director*	*Director*

AUDITORS' REPORT TO THE SHAREHOLDERS OF ASMAN INVESTMENTS LTD.

We have audited the attached balance sheet of Asman Investments Ltd. as at 31.03.2002 and also annexed Profit & Loss Account for the period 1st October, 2001 to 31st March, 2002 (06 months) on that date. We report that :

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An Audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.

(b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of the books of Account.

(c) The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the books of account.

(d) In our opinion, the Balance Sheet and the Profit & Loss Account comply with the accounting standards referred to in sub-section 3C of Section 211 of the Companies Act, 1956.

(e) On the basis of written representations received from the Directors of the Company as on 31st March, 2002 and taken on record by the Board of Directors of the Company, none of the Directors of the Company is disqualified as on March 31, 2002 from being appointed as a Director is terms of clause (g) of sub-section (1) to Section 274 of the Act.

(f) Attention is invited to the Note No. 4 in Schedule 12 on Amalgamation of other companies with the Company.

(g) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes and schedules annexed there to, give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view :

(i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31/3/2002 and

(ii) In case of Profit & Loss Account of the Loss for the period ended on that date.

For **G.A. SHETH & CO.**
Chartered Accountants

GAURAV A. SHETH
Partner

Ahmedabad, 5th June, 2002

ANNEXURE TO AUDITORS' REPORT

(Referred to in Paragraph 1 of our report of even date on the accounts for the period ended on 31st March, 2002 of Asman Investments Ltd.)

(1) The company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets. The fixed assets of the Company have been physically verified by the management during the year and no material discrepancies were noticed on such verification.

(2) None of the fixed assets have been revalued during the period under report.

(3) Physical verification has been conducted by the management at reasonable intervals in respect of stock of finished goods.

(4) The procedures followed by the management for physical verification of stocks are, in our opinion, reasonable and adequate in relation to the size of the Company and the nature of its business.

(5) No material discrepancies were noticed during physical verification of stock.

(6) Stock of Finished Goods is valued as referred to vide Note No. (11) in Schedule : 12 and is fare and proper as per the normally accepted accounting principles.

(7) The parties to whom loans or advances have been given by the Company are repaying the principal amount as stipulated and are also regular in payment of interest, wherever applicable.

(8) There is an adequate internal control procedure commensurate with the size of the Company and the nature of its business for purchase of fixed assets and for the sale of goods.

(9) According to information and explanations given to us, the transactions of purchase of goods and the sale of goods in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party, have been made at prices, which in our opinion are reasonable having regard to prevailing market prices of such goods, or the prices at which similar transactions have been made with other parties.

(10) The Company has an internal audit system, commensurate with the size and nature of its business.

(11) The Company is regular in depositing Provident Fund dues and employees' state insurance dues with the appropriate authorities.

(12) There are no undisputed amounts payable in respect of income tax, sales tax, customs duty and excise duty outstanding for a period exceeding six months from the date they became payable.

(13) No personal expenses of employees or directors have been charged to revenue account.

(14) Company is not a sick industrial company within the meaning of Sick Industrial Companies (Special Provisions) Act, 1985.

(15) The Company has maintained proper records of transactions and contracts and timely entries have been made therein. The shares and other securities of the Company, held as investments are registered in company's own name except the shares and other securities held by amalgamating companies 'as investments' are in the process of transfer in the name of the Company.

The nature of company's activities is such that requirements of Clause No. vi, vii, viii, x, xii, xiii, xiv and xvi of Clause (A) of Paragraph 4 of the order are not applicable to the Company.

For **G.A. SHETH & CO.**
Chartered Accountants

GAURAV A. SHETH
Partner

Ahmedabad, 5th June, 2002

BALANCE SHEET AS AT 31ST MARCH, 2002

(Rs. in Lacs)

	Schedule	As at 31.03.2002	As at 30.09.2001
SOURCES OF FUNDS			
(1) Shareholders' Funds			
(a) Share Capital	1	300.00	300.00
(b) Reserves & Surplus	2	42.40	42.40
		342.40	342.40
(2) Loan Funds			
(a) Unsecured Loans	3	28336.67	26000.13
TOTAL		28679.07	26342.53
APPLICATION OF FUNDS			
(1) Fixed Assets	4		
(a) Gross Block		271.03	444.74
(b) Less: Depreciation		56.44	185.43
		214.59	259.31
(c) Less: Lease Adjustments		—	18.32
(d) Net Block		214.59	240.99
(e) Goodwill		3813.03	3813.03
		4027.62	4054.02
(2) Investments	5	15271.54	15299.51
(3) Current Assets Loans & Advances	6		
(a) Inventories		182.80	186.94
(b) Sundry Debtors		79.06	124.56
(c) Cash and Bank Balances		96.82	70.89
(d) Loans and Advances		1536.14	1728.00
		1894.82	2110.39
Less:			
Current Liabilities and Provisions	7		
(a) Liabilities		702.57	2839.75
(b) Provisions		275.85	282.27
		978.42	3122.02
Net Current Assets		916.40	-1011.63
(4) Profit & Loss Account		8463.51	8000.63
Total		28679.07	26342.53

Notes forming part of Accounts 12

As per our report attached
For G.A. SHETH & CO.
Chartered Accountants

GAURAV A. SHETH
Partner

Ahmedabad,
5th June, 2002

For and on behalf of the Board of Directors

B.M. SHAH *Director*
JAGDISH G. DALAL *Director*
PRAKASH MAKWANA *Company Secretary*

Ahmedabad,
5th June, 2002

PROFIT AND LOSS ACCOUNT FOR THE PERIOD OF 6 MONTHS ENDED ON 31ST MARCH, 2002

(Rs. in Lacs)

	Schedule	2001-2002	2000-2001
INCOME			
Sales and Operating Income	8	124.49	2026.32
Other Income	9	57.09	248.36
Increase/Decrease in Value of Stock	10	-4.14	171.49
		177.44	2446.17
EXPENSES			
Purchases		66.09	420.66
Employees' Emoluments		14.20	60.30
Job Work Charges		—	1108.42
Others	11	253.62	316.20
Interest		291.63	855.80
Depreciation		10.35	50.13
Loss on Sale of Investments		—	5088.39
Loss on Sale of Assets		—	20.62
		635.89	7920.52
Add : Prior Year Adjustment		4.43	-32.95
Profit/(-) Loss for the year		-462.88	-5441.40
Balance as per last year		-8000.63	-2559.23
Balance Carried to Balance Sheet		-8463.51	-8000.63

Notes forming part of Accounts 12

As per our report attached
For G.A. SHETH & CO.
Chartered Accountants

GAURAV A. SHETH
Partner

Ahmedabad,
5th June, 2002

For and on behalf of the Board of Directors

B.M. SHAH *Director*
JAGDISH G. DALAL *Director*
PRAKASH MAKWANA *Company Secretary*

Ahmedabad,
5th June, 2002

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Lacs)

	As at 30.03.2002	As at 30.09.2001
SCHEDULE 1 :		
SHARE CAPITAL		
Authorised Share Capital		
30,00,000 Equity Shares of Rs. 10/- each	**300.00**	300.00
Issued, Subscribed and Paid-up Share Capital		
30,00,000 Equity Shares of Rs. 10/- each (The whole of the above subscribed share capital is held by The Arvind Mills Limited - the Holding Company and its nominees)	**300.00**	300.00
	300.00	300.00
SCHEDULE 2 :		
RESERVES AND SURPLUS		
General Reserve	**0.40**	0.40
Reserve Fund (Acquired on Amalgamation)	**42.00**	42.00
	42.40	42.40

(Rs. in Lacs)

	As at 31.03.2002	As at 30.09.2001
SCHEDULE 3 :		
UNSECURED LOANS		
Debentures :		
51,66,000/- 0% Unsecured Redeemable *Debentures of Rs. 100/- each*	**5166.00**	5166.00
Loans From :		
Financial Institution	***4000.00***	*4000.00*
Holding Company	**19144.26**	16799.22
Subsidiary Company	**26.41**	26.41
Others	**—**	8.50
	28336.67	26000.13

SCHEDULE 4 :

FIXED ASSETS

(Rs. in Lacs)

NAME OF ASSETS	GROSS BLOCK (AT COST)				DEPRECIATION				NET BLOCK	
	As at 01.10.2001	Additions	Deduction	**As at 31.03.2002**	As at 01.10.2001	Additions	Deduction	**As at 31.03.2002**	**As at 31.03.2002**	As at 30.09.2001
Buildings	170.57	—	—	**170.57**	15.84	1.34	—	**17.18**	**153.39**	154.73
Plant & Machinery	24.82	—	2.08	**22.74**	—	—	—	—	**22.74**	24.82
Leased Plant & Machinery	165.00	—	165.00	—	126.45	5.36	131.81	—	—	38.55
Furniture & Fixtures	23.27	—	1.48	**21.79**	8.33	0.69	0.73	**8.29**	**13.50**	14.94
Electric Fittings	1.00	—	1.00	—	0.14	0.02	0.16	—	—	0.86
Office Equipments	53.90	0.08	6.91	**47.07**	31.95	2.54	6.59	**27.90**	**19.17**	21.95
Vehicles	5.94	3.63	0.71	**8.86**	2.68	0.40	0.01	**3.07**	**5.79**	3.26
Misc. Fixed Assets	0.24	—	0.24	—	0.04	—	0.04	—	—	0.20
TOTAL	444.74	3.71	177.42	**271.03**	185.43	10.35	139.34	**56.44**	**214.59**	259.31
Previous Year	1503.12	2.23	1060.61	444.74	884.20	50.13	748.90	185.43	**259.31**	

SCHEDULES FORMING PART OF THE ACCOUNTS

	No. of Shares/ Debentures/ Units	(Rs. in Lacs) As At 31.03.2002	As At 30.09.2001
SCHEDULE 5:			
INVESTMENTS (At Cost)			
TRADE INVESTMENTS (QUOTED)			
(A) Fully paid Equity Shares:			
Anup Engineering Ltd.	33000	**49.50**	49.50
Arvind Mills Limited (1599 Shares sold during the period)	—	—	0.91
Atul Products Limited	1139420	**383.96**	383.96
Amtrex Appliances Limited	341375	**103.69**	103.69
The Anil Starch Products Ltd. (Note No. 1)	—	—	223.20
Anil Products Limited (Note No. 1)	2327940	**212.57**	—
Anil Bio Chem Ltd. (Note No. 1)	116397	**10.63**	—
Amol Decalite Limited	16500	**5.78**	5.78
H K Agrochem Limited	500000	**138.50**	138.50
(B) Fully paid Debentures/Bonds			
Arvind Mills Limited Regular Income Non-Convertible Debentures (157 Debenture sold during the period)	—	—	1.57
TRADE INVESTMENTS (UNQUOTED)			
(A) Fully paid Equity Shares			
Arpan Entertainment Limited	1470000	**147.00**	147.00
Arvind Brands Limited	300000	**150.00**	150.00
Cosmopolitan Estates P. Ltd.	480	**0.05**	0.05
Serendipity Apparels P. Limited	124750	**12.48**	12.48
		1214.16	**1216.64**
OTHER INVESTMENTS			
(A) Fully Paid Equity Shares/Units (Quoted)			
Indo-Gulf Fertilisers Limited	400	**0.09**	0.09
Kotak Mahindra Finance Ltd.	30500	**5.58**	5.58
Prism Cements Limited (1050 Shares Sold during the period)	—	—	0.06
Serene Dyestuff Industries Limited	16354	**0.28**	0.28
Southern Iron & Steel Co. Limited	83300	**3.46**	3.46
State Bank of India	2050	**4.38**	4.38
Tata Chemicals Limited	1829	**1.32**	1.32
Videocon International Limited	1285	**0.80**	0.80
Rajesh Maleables Limited	54000	**1.22**	1.22
Birla Yamaha Ltd.	50	**0.01**	0.01
Cimmco Ltd.	133	**0.03**	0.03
Cynamide Agro Ltd.	177	**0.15**	0.15
Essar Gujarat Ltd.	400	**0.22**	0.22
Essar Shipping Ltd.	3387	**0.85**	0.85
Great Eastern Shipping Ltd.	53	**0.01**	0.01
GSFC Ltd.	50	**0.01**	0.01
Mahindra & Mahindra Ltd.	16	**0.01**	0.01
Raymonds Ltd. (75 Sold during the period)	—	—	0.06
Reliance Enterprises Ltd.	20	**0.00**	0.00
Tamilnadu Petroproducts Ltd.	100	**0.02**	0.02

	No. of Shares/ Debentures/ Units	(Rs. in Lacs) As At 31.03.2002	As At 30.09.2001
Citurgiya Bio Chem Ltd.	40	**0.01**	0.01
Transasia Carpets Ltd.	50	**0.01**	0.01
Wyeth Ladrale Ltd. (527 Sold during the period)	—	—	0.16
(B) Fully Paid Debentures/Bonds/SPNs (Quoted)			
J K Dairy & Foods Limited (15% Secured Redeemable Non Convertible Debentures of Rs. 100/- each)	1750000	**210.00**	210.00
Cimmco Ltd. (12.5% Secured Non-Convertible Debentures)	10	**0.00**	0.00
Indian Rayon Corp. Ltd. Debentures	100	**0.15**	0.15
GSFC Limited Debentures	10	**0.01**	0.01
(C) Fully Paid Equity Shares (Unquoted)			
Abala Leasing & Finance Limited	58000	**98.63**	98.63
Bells Grenito Ceramics Limited	330000	**33.17**	33.17
Dakini Leasing & Finance Private Limited	101260	**192.44**	192.44
Hasita Leasing & Finance Private Limited	105000	**199.55**	199.55
Patheja Brothers Forgings & Stampings Limited	625000	**62.81**	62.81
Gujarat Synthwood Ltd.	100	**0.01**	0.01
Pinnacle Shares Registry Pvt. Ltd.	24000	**2.40**	2.40
(D) Other Investments			
National Savings Certificates	—	**0.15**	0.15
Sanand Member Association	—	**0.01**	0.01
(E) Investment in Subsidiary Companies			
Fully paid Equity Shares			
Arvind Products Limited (Unquoted)	40582035	**12817.34**	12817.34
Life Style Fabrics Limited (Quoted)	3949301	**405.25**	405.25
Fully paid Preference Shares (Unquoted)			
10% Cumulative Redeemable Preference Shares of Rs. 10/- each of Arvind Products Ltd.	135000	**13.50**	13.50
(F) Contribution to GVCF Scheme 1990 (Unquoted)			
Gujarat Venture Finance Limited	—	**3.50**	3.75
UCO Bond (Sold 5 Bonds during the period)	—	—	25.00
		15271.54	**15299.51**
Aggregate Value of Quoted Investments			
At Cost Price		**644.40**	645.72
At Market Price		**326.62**	290.55
Aggregate value of Unquoted Investments			
At Cost Price		**14627.14**	14653.79

Note No. 1

During the period, under the scheme of restructuring of The Anil Starch Products Limited the Company has received 23,27,940 shares of Rs. 10/- each of Anil Products Ltd. and 1,16,397 share of Rs. 10 /- each of Anil Biochem Ltd. in exchange of 11,63,970/- shares of The Anil Starch Products Limited.

SCHEDULES FORMING PART OF THE ACCOUNTS

(Rs. in Lacs)

	As at 31.03.2002	As at 30.09.2001
SCHEDULE 6 :		
CURRENT ASSETS, LOANS AND ADVANCES		
(A) CURRENT ASSETS :		
(a) Inventories	182.80	186.94
Finished Goods (At lower of Cost and Market Value)		
(b) Sundry Debtors		
(1) Outstanding for a period exceeding six months		
Considered good	73.28	120.95
Considered doubtful	1.89	9.97
Less : Provision	-1.88	-9.97
	73.29	120.95
(2) Others (Considered Good)	5.77	3.61
	79.06	124.56
(c) Cash & Bank Balances		
Cash on Hand	2:93	3.88
Bank Balances	93.89	67.01
(With Schedule bank in Current Account in India inclusive of Cheques on hand and fixed deposits)		
	96.82	70.89
(B) LOANS & ADVANCES		
(Unsecured Considered Good)		
Other Loans	628.51	641.17
Bills of Exchange	39.62	39.62
Prepaid Expenses	0.07	0.08
Advances recoverable in cash or kind	639.31	669.21
Advance Tax paid	228.63	377.92
	1536.14	1728.00
	1894.82	2110.39
SCHEDULE 7 :		
CURRENT LIABILITIES AND PROVISIONS		
(A) CURRENT LIABILITIES		
Sundry Creditors	174.02	193.13
Other Liabilities	528.55	2646.62
	702.57	2839.75
(B) PROVISIONS		
Income Tax	252.05	258.46
Other Provisions	23.80	23.81
	275.85	282.27
	978.42	3122:02

(Rs. in Lacs)

	01.10.2001 to 31.03.2002	01.04.2000 to 30.09.2001
SCHEDULE 8 :		
SALES AND OPERATING INCOME		
Sales	83.12	308.59
Operating Income	41.37	1717.73
	124.49	2026.32
SCHEDULE 9 :		
OTHER INCOME		
Dividend Income	0.50	61.75
Interest Income	43.13	116.95
Misc. Income	5.79	37.47
Commission Income	6.00	17.60
Bad Debts Recovered	1.67	14.59
	57.09	248.36
SCHEDULE 10 :		
INCREASE/(DECREASE) IN STOCK		
Finished Goods (Garments & Cloth)		
Closing Stock	182.80	186.94
Less : Opening Stock	186.94	15.45
Increase/(Decrease) in Stock	-4.14	171.49
SCHEDULE 11 :		
OTHER EXPENSES		
Administrative Expenses	32.80	290.40
Miscellaneous Expenses	24.80	0.77
Legal Expenses	—	2.57
Audit Fees		
As Auditor	0.26	1.80
Loss on Sale of Investments	0.73	—
Loss on Sale of Fixed Assets	0.07	—
Taxes	194.96	12.58
Provision for NPAs	—	8.08
	253.62	316.20

SCHEDULE 12 :

NOTES FORMING PART OF THE ACCOUNTS

Significant Accounting Policies :

A) Basis of Accounting :

i) The Financial Statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles, applicable accounting standards, except otherwise stated and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

ii) The Company generally follows mercantile system of accounting and recognizes items of income and expenditure on accrual basis.

B) Sales & Operating Income :

Sales and Operating Income comprises of sales of products and Rent Income.

SCHEDULES FORMING PART OF THE ACCOUNTS

C) Fixed Assets :

All the fixed assets including assets given on lease have been stated at cost inclusive of incidental expenses less accumulated depreciation and also lease terminal adjustment in case of leased assets.

D) Depreciation :

The Company has provided depreciation as under:

(i) On the assets held for own use, depreciation is provided on straight line method as per rates prescribed in Schedule XIV of the Companies Act, 1956;

(ii) On the assets given on lease, depreciation is provided on written down value method as per rates prescribed in Schedule XIV of the Companies Act, 1956.

E) Investments :

Long term investments are stated at cost.

F) Revenue Recognition :

1. Hire purchase and Lease Transactions

i) Lease Rentals Income arising from lease agreements are accrued on time basis and accounted accordingly (subject to para (v) as under).

ii) Hire purchase finance charges income arising from hire purchase finance agreements are accrued on time basis and allocated to the reporting period by applying interest rate implicit in the hire purchase finance transactions to the net investment during the reporting period (subject to para (v) as under).

iii) In respect of lease rentals, a matching annual charge is made to the profit and loss account, representing recovery of net investment of leased asset during the reporting period. The said charge is calculated by deducting finance income for the period (arrived at by applying the interest rate implicit in the lease to the net investment in the lease during the reporting period) from the lease rental for the period. This annual charge comprises of book depreciation (as per policy stated in para D (ii) above) and a lease equalisation charge, where the annual lease charge is more than the book depreciation. Where the annual lease charge is less than the book depreciation, a lease equalisation charge credit is taken.

iv) The amount of lease equalisation charge for the reporting period (whether in debit or credit) is adjusted against the amount of lease rentals for the reporting period. This disclosure policy has no effect on the operating result or the financial position of the reporting period.

v) Lease Rentals/Hire Purchase finance charges, income on overdue interest on Lease Rentals/Hire Purchase installments and Bills Discounted which are classified as NPA as per the directions of Reserve Bank of India for recognition of Income, is accounted on receipt basis.

2. Dividend is accounted for as and when it is received.

G) Inventories :

Valuation of inventories is made as under:

a) Finished Goods - At Lower of cost or Market Value and Cost is measured on actual average for the whole period.

H) Gratuity and Superannuation :

Company's Contribution to gratuity and superannuation scheme is expensed based on valuation.

I) Bad Debts :

Bad debts are written off or provided for on the basis of the provisioning guidelines for Non-Banking Financial Companies issued by the Reserve Bank of India. Additional amount is written off on the basis where management has considered it necessary on a review of the debtors.

Notes on Accounts :

1. **Contingent Liabilities :**

   a) Income Tax demands in dispute Rs.231.55 lacs. (Previous Period Rs.384.89).

2. There is no amount due and remaining unpaid as on 31st March, 2002 to any supplier who is a small scale or ancillary industrial undertaking.

3. **Related Party Disclosures**

Name	**Relationship**
1. **Parties where control exists:**	
The Arvind Mills Limited	Holding Company
Arvind Products Limited	Subsidiary
Lifestyle Fabrics Limited	Subsidiary

2. Transactions during the period with related parties

	Holding Company	Subsidiary	Total
		(Rs. Lacs)	
a. Optionally Convertible Debentures			
Taken during the period	—	—	—
Repaid during the period	—	—	—
Balance as at 31st March, 2002	5166.00	—	5166.00
b. Unsecured Loans			
Taken during the period	287.50	—	287.50
Repaid during the period	75.00	—	75.00
Balance as at 31st March, 2002	19144.25	26.41	19170.66
c. Fixed Assets			
Sold during the period	—	—	—
d. Investments			
Purchased during the period	—	—	—
Sold during the period	0.91	—	0.91
Balance as at 31st March, 2002	—	13236.09	13236.09
e. Sundry Debtors			
Balance as at 31st March, 2002	14.24	—	—
f. Current Liabilities			
Other	108.00	—	108.00
Sundry Creditors	158.05	—	158.05
g. Income			
Rent Income	12.24	—	12.24
h. Expenditures			
Purchases	9.37	10.42	19.79
Other Services	7.12	—	7.12

4. Pending completion of the relevant formalities of transfer of certain assets and liabilities acquired pursuant to the Scheme of Amalgamation such assets and liabilities remain included in the books of the Company under the name of erstwhile Amalgamating Companies.

5. In terms of Accounting Standard (AS 22) on "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, there is net deferred tax assets for the past years as well as for the current period due to unabsorbed depreciation and carry forward losses of past years. In compliance with the provisions of the Accounting Standard and based on the general prudence, the Company has not recognised the said deferred tax assets while preparing the accounts of the period under audit.

SCHEDULES FORMING PART OF THE ACCOUNTS

6. Figures of the current period are not comparable with that of previous period as current period comprises of 6 months whereas previous period was of 18 months.
7. Previous periods' figures have been regrouped wherever necessary.
8. Auditors' Remuneration : Audit Fees for the period Rs. 26250/- (Previous period Rs.78750/-).
9. Expenditure in Foreign Currency : Nil
10. Earnings in Foreign Currency : Nil
11. Quantitative details.

	Period	Opening Stock Rs./Lacs		Purchases Rs./Lacs		Sales Rs./Lacs		Closing Stock Rs./Lacs	
Garments	1.4.00	10279 Nos.	15.45	136048 Nos.	255.13	79773 Nos.	209.49	66554 Nos.	113.55
Cloths	To 30.9.01			216801 Mtr.	165.20	87532 Mtrs.	99.78	129269 Mtrs.	73.39
Garments	1.10.01	66554 Nos.	113.55	16739 Nos.	42.99	20780 Nos.	56.41	62513 Nos.	108.15
Cloths	To 31.3.02	129269 Mtrs.	73.39	23551 Mtrs.	23.10	22951 Mtrs.	26.70	129869 Mtrs.	74.67

As per our report attached

For and on behalf of the Board of Directors

For **G.A. SHETH & CO.**
Chartered Accountants

B.M. SHAH *Director*
JAGDISH G. DALAL *Director*
PRAKASH MAKWANA *Company Secretary*

GAURAV A. SHETH
Partner
Ahmedabad,
5th June, 2002

Additional Information Pursuant to Part IV of the Schedule VI of the Companies Act, 1956

(Rs. in Lacs)

1. **Registration Details**
   - Registration No. : 4408
   - State Code No. : 04
   - Balance Sheet Date : 31.03.2002
2. **Capital raised during the year**
   - Public Issue (Issue through Prospectus) : NIL
   - Rights Issue : NIL
   - Bonus Issue : NIL
   - Private Placement : NIL
3. **Position of Mobilisation and Development of Funds**
   - Total Liability : 28679.07
   - Total Assets : 28679.07

   Sources of Funds
   - Paid-up Capital (Including Share application money) : 300.00
   - Reserves & Surplus : 42.40
   - Secured Loans : NIL
   - Unsecured Loans : 28336.67

   Application of Funds
   - Net Fixed Assets : 4027.62
   - Investments : 15271.54
   - Net Current Assets : 916.40
   - Misc. Expenditure : NIL
   - Accumulated Losses : 8463.51
4. **Performance of Company**
   - Turnover : 177.44
   - Total Expenditure : 640.32
   - Loss Before Tax : 462.88
   - Loss After Tax : 462.88
   - Earning per Share : NIL
   - Dividend Rate % : NIL
5. **Generic Name of Principal Product of Company** (as per Monetary Terms).
   - Item Code No. : N.A.
   - Product Description : N.A.

For and on behalf of the Board

Ahmedabad,
5th June, 2002

B.M. SHAH *Director*
JAGDISH G. DALAL *Director*
PRAKASH MAKWANA *Company Secretary*

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

(Rs. in Lacs)

	Arvind Products Limited	Lifestyle Fabrics Limited
Name of the Subsidiary	Arvind Products Limited	Lifestyle Fabrics Limited
The Financial year of subsidiary ended on	01.10.2001 to 31.03.2002	31.03.2002
Number of Equity Shares held by the Company on the above dates	4,05,82,035 Shares of Rs. 10/- each fully paid up	39,49,100 Shares of Rs. 10/- each fully paid up
Extent of holding	50.13%	71.80%
The net aggregate of profit/(losses) of the subsidiary so far as they concern the members of the Company and which are not dealt with the accounts of the Company for the financial year of the respective subsidiaries		
(i) for the financial year of the subsidiary	-1811.21	-118.92
(ii) for the previous financial years of the subsidiary	Nil	-321.51
The net aggregate of profit/(losses) of the subsidiary so far as they concern the members of the Company and which are dealt with the accounts of the Company for the financial year ended 31st March, 2002		
(i) for the financial year of the subsidiary	NIL	NIL
(ii) for the previous financial years of the subsidiary	NIL	NIL

For and on behalf of the Board

Ahmedabad,
5th June, 2002

B.M. SHAH *Director*
JAGDISH G. DALAL *Director*
PRAKASH MAKWANA *Company Secretary*

DIRECTORS' REPORT

To the Members,

Lifestyle Fabrics Limited

Your Directors are pleased to present the Eighth Annual Report alongwith the audited Financial Statements for the year ended 31st March, 2002:

1. **FINANCIAL RESULTS :**

	Rs. in Lacs	
	2001-2002	2000-2001
Sales & Other Income	**142.34**	473.65
Profit/(Loss) before Interest, Depreciation & Amortised expenses and Taxation	**(7.46)**	93.18
Less : Interest	**18.81**	30.77
Profit/(Loss) after Interest but before Depreciation & Taxation	**(26.27)**	62.41
Less : Depreciation and Amortised Expenses	**29.23**	69.45
Less : Provision for Taxation	—	—
Net Profit / (Loss)	**(55.50)**	(7.04)
Add : Loss on sale of fixed assets/silk project	**(110.12)**	(54.42)
Total loss for the year after extra ordinary item	**(165.62)**	(61.46)

Your Directors do not propose any dividend for the year due to adverse working result.

2. **OPERATIONS :**

In view of mounting losses with no viable options available to continue operations, the factory was closed in August, 2001. The financial results stated above represent the working of only four & half months and are hence not comparable with those of previous year.

3. **SALE OF FIXED ASSTES :**

At the Extra Ordinary General Meeting held on 21st September, 2001, the members had approved u/s 293(1)(a) the sale, lease or otherwise deal with the fixed assets of the Company in view of the closure of the factory. Accordingly the Company has sold all the fixed assets except land, building, diesel generating set and electrical installations, on the basis of a valuation report obtained from the leading firm of Approved Valuers viz. M/s. Dalal Consultants and Engineers Ltd.

4. **SUBSIDIARY STATUS :**

The Company continued to be a subsidiary of The Arvind Mills Limited by virtue of Clause (c) of Section 4 of the Companies Act, 1956.

5. **DIRECTORS :**

Shri Jayesh K. Shah, Director, shall retire by rotation from the Board in terms of Article 156 of the Articles of Association of the Company but being eligible offer himself for reappointment.

6. **PARTICULARS OF EMPLOYEES AND OTHER DISCLOSURES :**

Cashflow statement as required under the Listing Agreement with Stock Exchanges is given in the enclosed annexure A.

None of the employees were in receipt of remuneration requiring disclosure under Section 217 (2A) of the Companies Act, 1956.

7. **DIRECTORS' RESPONSIBILITY STATEMENT :**

The Board hereby confirms under the provisions of Section 217(2AA) of the Companies Act, 1956 :

(i) that in the preparation of the annual accounts, the applicable accounting standards had been followed and there are no material departures;

(ii) that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the company for that period;

(iii) that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors had prepared the annual accounts on a going concern basis.

8. **REPORT ON CORPORATE GOVERNANCE :**

A report on corporate governance is given as annexure 'B' of this report.

9. **AUDITORS :**

M/s. R. K. Jhunjhunwala & Associates, Mumbai, Auditors of the Company retire at the ensuing Annual General Meeting. However they have expressed their inability and unwillingness to be re-appointed as Auditor of the Company. It is therefore proposed to appoint M/s. M.M. Nissim & Company, Chartered Accountants, Mumbai as Auditors of the Company who have given their consent to act as the Auditors if, appointed. Members are requested to appoint the Auditors and fix their remuneration.

10. **CONSERVATION OF ENERGY :**

1. Your Company's energy conservation efforts continued during the year under review. Briefly they are :
   i. Use of electronic ballasts in all light fittings.
   ii. Voltage regulated performer and UPS Systems have been installed to regulate current flow.
   iii. Housekeeping measures such as switching off lights / fans and air-conditioners when not required and regular check ups/ inspection of air-conditioner units are done.
2. Details of energy consumption are given below :
   i. Power Consumption - 3,40,399 Units
   ii. Electricity purchased - Rs.15.10 lacs
   iii. Technology absorption - NIL
3. Foreign Exchange Earned and Outgo :
   i. Income - Rs. Nil
   ii. Outgo - Rs. Nil

11. **ACKNOWLEDGEMENT :**

Your Directors record their appreciation of the support & co-operation extended by all the shareholders, Bankers, Government Authorities, trade, all customers and the employees of the Company.

For and on behalf of the Board
LIFESTYLE FABRICS LTD.

JAYESH K. SHAH
Director

B. M. SHAH
Director

Place : Navi Mumbai
Date : 19th August, 2002

AUDITORS' REPORT

TO THE MEMBERS OF LIFESTYLE FABRICS LTD.

We have audited the attached Balance Sheet of M/S. LIFESTYLE FABRICS LTD., as at 31st March, 2002 and also the Profit and Loss Account of the Company for the period ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principle used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion and report that :-

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956 and on the basis of such checks of the books and records of the Company as were considered appropriate and on the basis of the information and explanations given to us during the course of the audit, we enclose in the Annexure hereto, a statement on the matters specified in paras 4 and 5 of the said order to the extent applicable.
2. Further to our comments in the annexure referred to in paragraph (1) above, we state that :
   - (a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   - (b) In our opinion, proper books of account as required by law have been kept by the Company as far as it appears from our examination of these books;
   - (c) The Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;
   - (d) In our opinion the Profit & Loss Account and Balance Sheet have complied with the Accounting Standards as prescribed under the provisions of Section 211(3c) of the Companies Act, 1956;
   - (e) As per the representation made by the Directors and taken on record by the Board of Directors, no Director is disqualified from being appointed as Director U/s. 274(1)(g) of the Companies Act, 1956;
   - (f) In our opinion and to the best of our information and according to the explanations given to us, the accounts read together with the notes thereon, give the information required by the Companies Act, 1956 in the manner so required and also give a true and fair view :
     - (i) in case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002; and
     - (ii) in the case of the Profit and Loss Account, of the loss for the year ended on that date.

For **R.K. JHUNJHUNWALA & ASSOCIATES**
Chartered Accountants

Place : Mumbai
Dated : 19th August, 2002

R.K. JHUNJHUNWALA
Proprietor

ANNEXURE TO THE AUDITORS' REPORT

ON THE ACCOUNTS FOR THE YEAR ENDED 31ST MARCH,2002
[REFERRED TO IN PARAGRAPH (1) OF THE REPORT]

1. The Company has maintained the fixed assets register showing full particulars including quantitative details and situation of fixed assets. Physical verification of fixed assets was carried out by the management at the close of the accounting year, wherein no material discrepancies were noticed.
2. None of the fixed assets have been revalued during the year.
3. Physical verification of finished goods, raw materials, stores & spares have been conducted by the management at the close of the accounting year.
4. In our opinion and according to the information and explanations given to us, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and book records were not material and the same have been properly dealt with in the books of account on the basis of year end verification carried out by the management.
6. In our opinion and on the basis of our examination of stock records the valuation of stock is fair and proper in accordance with the normally accepted accounting principles and practices prevailing in this line of business and it is on the same basis as in the preceding year.
7. The Company has given loans or advances in the nature of loans to employees who are repaying the principal amount and interest as stipulated.
8. The Company generally has adequate internal control procedure commensurate with the size of the Company and the nature of its business, for the purchase of stores, raw materials including components, plant and machinery, equipments and other assets and for the sale of goods.
9. In our opinion, the transaction of purchase of goods and materials and services made in pursuance of a contract or arrangements with parties entered in the registers maintained under Section 301 of the Companies Act, 1956 aggregating to Rs. 50000 or more during the year in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials or services or the prices at which such transactions for similar goods or services have been made with other parties.
10. According to the information and explanations given to us, there were no unserviceable or damaged stores, raw materials and finished goods and hence no provision for the loss has been made in the accounts.
11. The Company has not accepted any deposits from public.
12. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable scrap. We are informed that the Company has no by-products.
13. The Company has appointed a firm of Chartered Accountants to carry out internal audit. The scope and coverage of the internal audit is commensurate with the size of the Company and the nature of its business.
14. We are informed that the Central Government has not prescribed maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956 in respect of the product manufactured by the Company.
15. The Company is regular in depositing Provident Fund and Employees' State Insurance with the appropriate authorities though there has been a slight delay in few cases.
16. According to the information and explanations given to us, there were no undisputed amounts payable in respect of Income-Tax, Wealth Tax, Sales Tax and Customs Duty; which were outstanding as on 31st March, 2002 for a period of more than six months from the date they became payable.
17. In our opinion and according to the information and explanations given to us, and on the basis of the records of the Company examined by us, in accordance with the generally accepted auditing practices, we have not come across any personal expenses, other than those payable under contractual obligations with the Company's Employees and/or in accordance with the generally accepted business practices, which has been charged to revenue account.
18. The Company is not a Sick Industrial Company within the meaning of Clause (o) of Sub-Section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
19. In respect of the trading activities of the Company, there were no damaged goods.

For **R.K. JHUNJHUNWALA & ASSOCIATES**
Chartered Accountants

Place : Mumbai
Dated : 19th August, 2002

R.K. JHUNJHUNWALA
Proprietor

BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedule	As at 31.03.2002 Rs. in Lacs	As at 31.03.2001 Rs. in Lacs
SOURCES OF FUNDS			
1. SHAREHOLDERS' FUNDS			
Share Capital	1	**550.00**	550.00
2. LOAN FUNDS			
Secured Loans	2	**80.41**	150.00
Unsecured Loans	3	**333.00**	333.00
		413.41	483.00
TOTAL		**963.41**	1,033.00
APPLICATION OF FUNDS			
1. FIXED ASSETS	4		
a) Gross Block		**160.87**	910.18
b) Less : Depreciation		**36.28**	416.46
Net Block		**124.59**	493.72
2. CURRENT ASSETS, LOANS AND ADVANCES			
a) Inventories	5	**9.81**	61.69
b) Sundry Debtors	6	**225.03**	37.57
c) Cash and Bank Balances	7	**0.39**	0.87
d) Loans and Advances	8	**6.19**	22.15
		241.42	122.28
Less: Current Liabilities and Provisions	9	**23.14**	40.45
Net Current Assets		**218.28**	81.83
3. MISCELLANEOUS EXPENSES	10	**7.13**	9.66
4. PROFIT AND LOSS ACCOUNT		**613.41**	447.79
TOTAL		**963.41**	1,033.00
NOTES TO ACCOUNTS	17		

As per our attached report of even date

For **M/s. R.K. JHUNJHUNWALA & ASSOCIATES**
Chartered Accountants

For and on behalf of the Board

JAYESH K. SHAH *Director* **B. M. SHAH** *Director*

R.K. JHUNJHUNWALA
Proprietor

Navi Mumbai
Dated : 19th August, 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

	Schedule		Year ended 31.03.2002 Rs. in Lacs		Year ended 31.03.2001 Rs. in Lacs
INCOME					
Sales	11	127.19		443.34	
Other Income	11	15.15	142.34	30.31	473.65
Inventory Variance			(35.60)		(49.57)
TOTAL			**106.74**		424.08
EXPENDITURE					
Manufacturing Expenses	12		**81.64**		249.83
Payments to and Provisions for Employees	13		**16.08**		35.05
Administration and Other Expenses	14		**13.00**		29.01
Selling and Distribution Expenses	15		**3.48**		17.01
Interest and Finance Charges	16		**18.81**		30.77
Depreciation			**26.70**		66.92
Miscellaneous Expenses Amortised			**2.53**		2.53
TOTAL			**162.24**		431.12
Profit/(Loss) for the year			**(55.50)**		(7.04)
Loss on sale of fixed assets/ Silk Project			**(110.12)**		(54.42)
Total Loss for the year			**(165.62)**		(61.46)
Balance brought Forward			**(447.79)**		(386.33)
Balance Profit/(Loss) carried to Balance Sheet			**(613.41)**		(447.79)
NOTES TO ACCOUNTS	17				

As per our attached report of even date

For **M/s. R.K. JHUNJHUNWALA & ASSOCIATES**
Chartered Accountants

For and on behalf of the Board

JAYESH K. SHAH *Director* **B. M. SHAH** *Director*

R.K. JHUNJHUNWALA
Proprietor

Navi Mumbai
Dated : 19th August, 2002

SCHEDULES FORMING PART OF THE ACCOUNTS AS AT 31ST MARCH, 2002

		As at 31.03.2002 Rs. in Lacs	As at 31.03.2001 Rs. in Lacs
SCHEDULE 1			
SHARE CAPITAL			
Authorised :			
70,00,000 Equity Shares of Rs. 10/- each		**700.00**	700.00
Issued, Subscribed and Paid-up :			
55,00,000 Equity Shares of Rs. 10/- each fully paid-up (Of the above 39,49,100 shares are held by the holding company, Asman Investments Ltd. a subsidiary of Arvind Mills Ltd.)		**550.00**	550.00
TOTAL		**550.00**	550.00
SCHEDULE 2			
SECURED LOANS			
Term Loans From Financial Institutions*	**38.45**		69.53
Interest accrued & due on above	**5.44**		—
		43.89	69.53
Loans from Bank : Cash Credit @		**36.52**	80.47
TOTAL		**80.41**	150.00

	As at 31.03.2002 Rs. in Lacs	As at 31.03.2001 Rs. in Lacs
SCHEDULE 3		
UNSECURED LOAN		
From Others	**333.00**	333.00

* The loans from Financial Institutions are secured by first mortgage on Company's immovable and movable properties (Save and except book debts, and such other assets specifically charged to others) present and future, subject to prior charges created or to be created in respect of movables in favour of the bankers for securing borrowings for working capital requirements [Instalments payable within one year Rs. 38.45 Lacs (Rs. 69.53 Lacs)].

@ Cash credit from bank is secured by hypothecation of stocks of raw materials, work in process, stores and spares, finished goods and book debts and by personal guarantee of the Chairman and Director.

SCHEDULE 4
FIXED ASSETS

Rs. in Lacs

	GROSS BLOCK				DEPRECIATION				NET BLOCK	
Particulars	As at 01/04/01	Additions	Deductions	**As at 31/03/2002**	Upto 01/04/01	Additions	Deductions	**As at 31/03/2002**	**As at 31/03/2002**	As at 01/04/01
Leasehold Land #	22.18	—	—	**22.18**	1.73	0.24	—	**1.97**	**20.21**	20.45
Building	119.04	—	8.19	**110.85**	21.15	3.46	0.94	**23.67**	**87.18**	97.89
Plant & Machinery*	667.94	—	661.55	**6.39**	344.98	19.49	360.55	**3.92**	**2.47**	322.96
Office Equipment	4.31	—	4.31	—	1.47	0.08	1.55	—	—	2.84
Electricals	21.45	—	—	**21.45**	6.35	0.37	—	**6.72**	**14.73**	15.10
Computers	38.92	—	38.92	—	24.77	2.28	27.05	—	—	14.15
Furniture & Fixtures	31.49	—	31.49	—	11.93	0.72	12.65	—	—	19.56
Vehicles	4.85	—	4.85	—	4.08	0.06	4.14	—	—	0.77
Total	910.18	—	749.31	**160.87**	416.46	26.70	406.88	**36.28**	**124.59**	493.72
PREVIOUS YEAR	908.23	2.06	0.11	910.18	349.57	66.92	0.03	416.46	493.72	623.08

Notes: # Amortised over the lease period.
* Additions include Rs. Nil (Rs. 0.67 Lac) net adjustment made on account of increase/(decrease) in the exchange rate.

	As at 31.03.2002 Rs. in Lacs	As at 31.03.2001 Rs. in Lacs
SCHEDULE 5		
INVENTORIES		
(As taken, valued and certified by the Management)		
a) Stores & Spares (at cost)	—	5.16
b) Raw Materials (at cost)	**0.99**	12.12
c) Work-in-Process (at cost)	—	5.65
d) Finished Goods (at cost or market price whichever is lower)	**8.82**	36.36
e) Fabrics (Trading) (at cost)	—	2.40
TOTAL	**9.81**	61.69

	As at 31.03.2002 Rs. in Lacs	As at 31.03.2001 Rs. in Lacs
SCHEDULE 6		
SUNDRY DEBTORS		
(Unsecured, considered good unless otherwise specified)		
a) Debts outstanding for a period exceeding six months Good	—	1.54
b) Others	**225.03**	36.03
TOTAL	**225.03**	37.57

SCHEDULES FORMING PART OF THE ACCOUNTS AS AT 31ST MARCH, 2002

		As at 31.03.2002 Rs. in Lacs		As at 31.03.2001 Rs. in Lacs
SCHEDULE 7				
CASH & BANK BALANCES				
a) Cash on Hand		—		0.62
b) Balances with Scheduled Banks				
1) In Current Accounts	0.39		0.25	
		0.39		0.25
TOTAL		0.39		0.87
SCHEDULE 8				
LOANS AND ADVANCES				
(Unsecured, considered good)				
Deposits		4.29		12.49
Advances recoverable in cash or in kind or for value to be received (refer Note 5 of Schedule 17)	0.22		6.45	
Advance Income-Tax	1.68		1.27	
Interest accrued but not due	—		1.94	
		1.90		9.66
TOTAL		6.19		22.15
SCHEDULE 9				
CURRENT LIABILITIES & PROVISIONS				
CURRENT LIABILITIES				
Sundry Creditors				
Capital Goods	0.92		0.92	
Trade Creditors	10.28		13.14	
Other Liabilities	10.18		13.16	
		21.38		27.22
Interest accrued but not due on term loans		—		1.42
Provision for Gratuity & Leave Encashment		—		5.88
Other Provisions		1.76		5.93
TOTAL		23.14		40.45
SCHEDULE 10				
MISCELLANEOUS EXPENSES				
(to the extent not written off or adjusted)				
Preliminary and public issue expenses	9.66		12.19	
Less: 1/10th written off	2.53		2.53	
		7.13		9.66
TOTAL		7.13		9.66
SCHEDULE 11				
SALES & OTHER INCOME				
Jacquard Woven Fabrics & Made-ups (Net of Returns)	125.59		441.16	
Other Fabrics (Trading)	1.60		2.18	
		127.19		443.34
Interest	0.95		1.24	
Job Work Charges	6.00		9.79	
Gain on Foreign Exchange Rate Fluctuations	—		1.71	
Duty Drawback and DEPB claim	—		11.35	
Miscellaneous Income	8.20		6.22	
		15.15		30.31
TOTAL		142.34		473.65

	Year ended 31.03.2002 Rs. in Lacs	Year ended 31.03.2001 Rs. in Lacs
SCHEDULE 12		
MANUFACTURING EXPENSES		
Cost of Goods Sold (Trading)	—	2.37
Raw Materials Consumed	47.37	185.61
Power & Fuel	15.69	34.00
Water Charges	0.77	0.43
Wages	10.57	17.85
Contract Labour	5.00	4.24
Consumables/Excise Duty	0.28	0.23
Stores & Spares (net of sale of Rs. 7.76)	1.86	4.92
Chemicals	0.10	0.18
TOTAL	81.64	249.83
SCHEDULE 13		
PAYMENTS TO & PROVISIONS FOR EMPLOYEES		
Salaries and Allowances	13.02	26.23
Superannuation, Gratuity & PF	2.35	6.48
Staff Welfare	0.71	2.34
TOTAL	16.08	35.05
SCHEDULE 14		
ADMINISTRATION & GENERAL EXPENSES		
Repairs & Maintenance		
- Building	0.04	0.67
- Plant & Machinery	0.84	0.45
- Others	1.68	6.74
Printing & Stationery	0.38	1.09
Postage & Telephone	1.53	3.51
Insurance	1.31	2.19
Travelling & Conveyance	2.04	4.14
Rates & Taxes	1.47	1.47
Legal and Professiona Expenses	1.11	5.35
Auditor's Remuneration	0.22	0.86
Loss on Sale of Assets	—	0.04
Sundry & Other Expenses	2.38	2.50
TOTAL	13.00	29.01
SCHEDULE 15		
SELLING & DISTRIBUTION EXPENSES		
Advertisement	—	0.02
Freight Outward	0.36	0.76
Cash & Other Discounts	0.04	0.08
Commission & Brokerage	0.65	1.34
Clearing & Forwarding Charges	—	2.44
Product Development Expenses	—	0.52
Bad Debts	1.41	4.80
Packing Material	0.31	4.26
Other Selling Expenses (Net of recoveries Rs. 2.25 Lacs)	0.71	2.79
TOTAL	3.48	17.01
SCHEDULE 16		
INTEREST & FINANCE CHARGES		
On Term Loans	9.19	15.98
Others	9.48	14.31
Bank Charges	0.14	0.48
TOTAL	18.81	30.77

SCHEDULES FORMING PART OF THE ACCOUNTS AS AT 31ST MARCH, 2002

SCHEDULE 17
NOTES FORMING PART OF THE ACCOUNTS

1) **SIGNIFICANT ACCOUNTING POLICIES**

a) **METHOD OF ACCOUNTING**
The Company adopts accrual concept in the preparation of the accounts unless stated otherwise.

b) **DEPRECIATION**
Depreciation is charged on pro-rata basis adopting Straight Line Method as per rates and in the manner prescribed under Schedule XIV to the Companies Act, 1956, as amended except depreciation on vehicles which is provided on written down value.

c) **FIXED ASSETS**
i) Fixed assets are valued at cost.
ii) Leasehold land is amortised over the balance period of lease.

d) **EXPENDITURE DURING CONSTRUCTION**
Expenditure incurred in the course of construction, installation, prior to commercial production are capitalised and added in the cost of respective fixed assets.

e) **FOREIGN CURRENCY TRANSACTION**
i) Foreign currency loans obtained for the acquisition of fixed assets are booked at the rates prevailing on the date of disbursement of such loan.
ii) Foreign currency loans in respect of fixed assets outstanding on the last day of the financial year are translated at the exchange rates prevalent on that day and any loss or gain arising out of such translation is added/deducted from the cost of the Fixed Assets and depreciation is also charged/adjusted on such differences.
iii) Transactions related to monetary items are accounted on the date of such transactions at the rate of exchange prevailing on respective dates. Any gain or loss made by the Company when such transactions are settled are recognised in the profit and loss account. All the unsettled transactions at the end of the year are translated at the rate of exchange prevailing at the year end and any gain or loss on account of fluctuations in foreign exchange rates are recognised in the profit and loss account.

f) **VALUATION OF INVENTORY**
i) Stores and Spares : At cost
ii) Raw Materials : At weighted average cost
iii) Work-in-process : At weighted average cost
iv) Finished goods
manufactured : Lower of cost or net realisable value.
Traded : At cost

The cost has been arrived at on weighted average basis.

g) **INCOME**
Sales are net of returns, taxes, duties, transportation etc. Revenue is recognised at the point of despatch of materials to customers from factory except for exports which is recognised on shipment.

h) **CLAIMS/REFUNDS**
Claims are accounted for as and when settled except duty drawback and DEPB claims which are accounted on accrual basis.

i) **RETIREMENT BENEFITS**
Contributions in respect of retirement schemes such as Provident Fund and Superannuation Fund are charged to the Profit and Loss Account as incurred. Liabilities in respect of Gratuity and Leave Encashment are provided on the basis of acturial valuation.

j) **MISCELLANEOUS EXPENDITURE**
i) Preliminary and public issue expenses are amortised over a period of ten years as per Section 35D of the Income-tax Act, 1961.
ii) Deferred revenue expenditure is written off over a period of five years.

2) There are no claims against the Company which are acknowledged as debts.

3) Balances due to/from creditors and debtors are subject to confirmation.

4) Loans and Advances include Rs. Nil lac (Rs. 0.35 lac) amount due from an officer of the Company [Maximum balance during the year Rs. 0.35 lac) (Rs. 0.43 lac)].

5) Auditors' Remuneration:

a)	Audit fees	Rs. 0.15 lac	(Rs. 0.21 lac)
b)	Income tax matters	Rs. —	(Rs. 0.40 lac)
c)	Other services	Rs. 0.03 lac	(Rs. 0.17 lac)
d)	Out of pocket expenses	Rs. 0.04 lac	(Rs. 0.08 lac)

6) No provision for Income tax is considered necessary in these accounts in view of allowable depreciation and other deductions.

7) Company has not paid any Managerial Remuneration.

8) The overall realisable value of Fixed Assets as per valuation report of M/s. Dalal Consultants And Engineers Ltd. is more than the net book value of the Fixed Assets, hence, no adjustments have been made for fall in value of individual assets.

9) Term Loans amounting to Rs. 38.45 lacs and interest accrued and due thereon Rs. 5.44 lacs has been settled by making one time payment of Rs. 38.00 lacs to ICICI Ltd. after 31st March, 2002.

10) In accordance with Accounting Standard 22, the Company has determined the accumulated Deferred Tax Asset (net) as at 31.3.2001. Deferred Tax Asset (net) for the year ended 31.3.2002 has also been determined. In view of the carry forward of losses under Income Tax Act and as a matter of prudence the Company has not recognised the same in accounts.

11) Disclosure with respect to Accounting Standards issued by the Institute of Chartered Accountants of India.
(i) Accounting Standard (AS-17) on Segment Reporting: The Company has only one reportable Segment namely Fabrics manufacturing.
(ii) Accounting Standard (AS-18) on Related Party Disclosure:
(1) Holding Company : The Arvind Mills Limited.
Purchase of Yarn: Rs. 18.77 lacs
Sale of fixed assets: Rs. 223.00 lacs
Sale of stores & spares Rs. 8.07 lacs
Outstanding as on 31.3.2002 :
(a) Receivable net of payable : Rs. 224.95 lacs
(b) Unsecured loan received: Rs. 333.00 lacs

12) Information as required by paras 3, 4C and 4D of Part-II of Schedule-VI to the Companies Act, 1956.
a) CAPACITY AND PRODUCTION (@ AS CERTIFIED BY MANAGEMENT)

	Licensed Capacity (In Mtrs./p.a.)	Installed Capacity (In Mtrs./p.a.)
Jacquard Woven Fabrics	5,90,000 (5,90,000)	5,90,000 (5,90,000)

	Actual Production (In Mtrs./p.a.)
Jacquard Woven Fabrics 1) Fabrics	1,19,531 (3,26,186)
2) Made-ups	— (17,453)
Total	1,19,53 (3,43,639)

Production for the year includes capacity utilised for third party job work to the extent of 17,515 Mtrs. (22,816 Mtrs.). Production for furnishing fabrics includes 892 Mtrs. (60 Mtrs.) for sampling and 'Nil' Mtrs. (567 Mtrs.). for shrinkage in processing.

SCHEDULES FORMING PART OF THE ACCOUNTS AS AT 31ST MARCH, 2002

b) RAW MATERIALS CONSUMED

Yarn	Quantity (Tonnes)	%	Value (Rs. in lacs)	%
Imported	—	—	—	—
	(—)	(—)	(—)	(—)
Indigenous	22.45	100%	47.37	100%
	(74.90)	100%	(185.61)	100%

Yarn consumed is net of sale of yarn 3.20 tons (8.44 tons) valued at Rs. 1.73 lacs (Rs. 4.84 lacs).

c) OPENING AND CLOSING STOCK OF FINISHED GOODS :

	Opening Stock		Closing Stock		Turnover	
	Qty. (mtrs.)	Rs. (lacs)	Qty. (mtrs.)	Rs. (lacs)	Qty. (mtrs.)	Rs. (lacs)
Jacquard Woven						
1) Fabrics	28,773	34.28	16,621	8.20	1,14,168	125.25
	(4,753)	(10.016)	(28,773)	(34.28)	(2,78,783)	(322.78)
2) Made-ups	2,093	2.08	1,280	0.62	813	0.35
	(76,526)	(75.16)	(2,093)	(2.08)	(91,886)	(118.37)
Total	30,866	36.35	17,901	8.82	1,14,981	125.59
	(81,279)	(85.17)	(30,866)	(36.36)	(3,70,669)	(441.15)

Turnover includes samples of 892 Mtrs. (60 Mtrs.)

d) DETAILS OF GOODS TRADED :

	Opening Stock		Purchases		Sales		Closing Stock	
	Qty. (mtrs.)	Value (Rs. lacs)	Qty. (mtrs.)	Value (Rs. lacs)	Qty. (mtrs.)	Value (Rs. lacs)	Qty. (mtrs.)	Value (Rs. lacs)
Bed	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sheets	(Nil)	(Nil)	(Nil)	(Nil)	(Nil)	(Nil)	(Nil)	(Nil)
Other	2,012	2.40	Nil	Nil	2,012	1.60	Nil	Nil
Fabrics	(Nil)	(Nil)	(3.998)	(4.77)	(1,986)	(2.18)	(2,012)	(2.40)

13) CIF value of imports

- Capital Goods	Rs. Nil
	(Rs. Nil)
- Raw Materials	Nil
	(Nil)
- Stores & Spares	Rs. Nil
	(Rs. 0.19 lac)

14) Earnings in Foreign currency (On accrual basis) — FOB Value of Exports Rs. Nil (Rs. 123.56 lacs)

15) Expenditure in Foreign currency (On accrual basis)

- Interest	Rs. Nil
	(Rs. 1.64 lacs)
- Commission	Rs. Nil
	(Rs. 1.32 lacs)
- Telephone	Rs. Nil
	(Rs. 0.32 lac)
- Bank Charges	Rs. Nil
	(Rs. 0.11 lac)

16) On the basis of information available with the Company regarding the status of the suppliers as defined under the "Interest on delayed payment to Small Scale and Ancillary Industrial Undertakings Act, 1993" no amounts are due as on 31st March, 2002 to Small Scale and/or Ancillary Industrial Suppliers.

17) Figures indicated in bracket are of previous year.

18) Figures of the previous year have been regrouped/reclassified wherever considered necessary.

BALANCE SHEET ABSTRACT

19) Additional information as required under Part IV of Schedule VI to the Companies Act, 1956.
Balance Sheet Abstract and Company's General Business Profile :

1. Registration Details :

Registration No.	75340
State Code	11
Balance Sheet Date	31/03/2002

2. Capital Raised During the Year :

	(Amount Rs. in Thousands)
Public Issue	—
Rights Issue	—
Bonus Issue	—
Private Placement	—

3. Position of Mobilisation and Deployment of Funds :

	(Amount Rs. in Thousands)
Total Liabilities	96,341
Total Assets	96,341
Sources of Funds :	
Paid up Capital	55,000
Reserves & Surplus	—
Secured Loans	8,041
Unsecured Loans	33,300
Application of Funds :	
Net Fixed Assets	12,459
Investments	—
Net Current Assets	21,828
Miscellaneous Expenditure	713
Accumulated Losses	61,341

4. Performance of Company :

	(Amount Rs. in Thousands)
Turnover	14,234
Total Expenditure	19,784
Loss before Extraordinary item and taxation	5,550
Loss after Extraordinary item	16,562
Loss (after tax)	16,562
Earnings per Share (Rs.)	—
Dividend	—

5. Generic Names of Principal Products/Services of the Company :

Product Description	Item Code Nos.
Jacquard Woven Fabrics	52.07, 54.06 & 55.14

Signatures to Schedules 1 to 17

As per our attached report of even date

For M/s. R. K. JHUNJHUNWALA & ASSOCIATES
Chartered Accountants

For and on behalf of the Board

R. K. JHUNJHUNWALA
Proprietor

JAYESH K. SHAH
Director

B. M. SHAH
Director

Navi Mumbai
Dated : 19th August, 2002

CASH FLOW STATEMENT AS PER CLAUSE 32 OF THE LISTING AGREEMENT

(Rs. in Lacs)

		2001-2002		2000-2001
A) CASH FLOW FROM OPERATING ACTIVITIES				
Net Profit (Loss) before tax and extraordinary items		(165.62)		(61.46)
Adjustments for :				
Short provision for Income Tax	—		—	
Depreciation	26.70		66.92	
Miscellaneous expenses written-off	2.53		2.53	
Loss on silk project	110.12		54.46	
Foreign exchange gain	(–)		(1.71)	
Interest paid	18.81		30.77	
Dividend received	—	158.16	—	152.97
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		(7.46)		91.51
Adjustments for :				
Trade & other Receivables	(171.50)		13.71	
Inventories	51.88		62.50	
Trade payables	(17.31)		(27.42)	
Proceeds from short term borrowings (cash credit)	(43.95)		(50.80)	
		(180.88)		(2.01)
Cash Generated from Operations		(188.34)		89.50
Interest paid		(18.81)		(30.77)
Cash flow before extraordinary items		(207.15)		58.73
Gain on Foreign Exchange		—		1.71
NET CASH FROM OPERATING ACTIVITIES (A)		(207.15)		60.44
B) CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of fixed assets (including capital WIP)	—		(2.06)	
Sale of Fixed Assets	232.31		10.04	
NET CASH USED IN INVESTING ACTIVITIES (B)		232.31		7.98
C) CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of long term loan		(25.64)		(68.10)
NET CASH FROM FINANCING ACTIVITIES (C)		(25.64)		(68.10)
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS (A+B+C)		(0.48)		0.32
CASH & CASH EQUIVALENTS :				
Opening balance at beginning of the year		0.87		0.55
Closing balance at the end of the year		0.39		0.87
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS		(0.48)		0.32

For and on behalf of the Board

JAYESH K. SHAH
Director

B. M. SHAH
Director

Place : Navi Mumbai
Dated : 19th August, 2002

V. SITHAPATHY
Company Secretary

AUDITOR'S CERTIFICATE

To,
The Board of Directors,
Lifestyle Fabrics Limited, Navi Mumbai.

We have examined the attached Cash Flow Statement of Lifestyle Fabrics Ltd., for the year ended 31st March, 2002. The statement has been prepared by the Company in accordance with Clause 32 of the Listing Agreement with Bombay Stock Exchange and is in agreement with the Profit & Loss Account and Balance Sheet of the Company covered by our report of even date to the Members of the Company.

For **R.K. JHUNJHUNWALA & ASSOCIATES**
Chartered Accountants
R.K. JHUNJHUNWALA
Proprietor

Place : Mumbai
Dated : 19th August, 2002

DIRECTORS' REPORT

Dear Shareholders,

Your Directors are pleased to present their Sixth Annual Report alongwith the audited accounts for the year ended 31st March, 2002.

1. **Financial Results**

   During the year, the Company has incurred a loss of Rs. 2,050 and the same have been carried to the Balance Sheet.

2. **Dividend**

   The Directors do not recommend any dividend in view of the loss incurred by the Company.

3. **Deposits**

   The Company has not accepted any Deposits under the Companies Acceptance of Deposits Rules, 1975.

4. **Directors**

   In accordance with the provisions of the Companies Act, 1956 and the Articles of Association of the Company, Shri B.M. Shah retires by rotation at the forthcoming annual general meeting and being eligible, offers himself for reappointment.

5. **Particulars of Employees**

   The Company does not have any employee covered under the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975.

6. **Directors' Responsibility Statement**

   In accordance with the requirements of Section 217(2AA) of the Companies Act, 1956 the Directors of the Company hereby declare :

   (i) that in the preparation of the annual accounts, the applicable standards had been followed :

   (ii) that the directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

   (iii) that the directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

   (iv) that the directors had prepared the annual accounts on a going concern basis.

7. **Energy, Technology etc. and Foreign Exchange**

   The Company is not engaged in manufacturing activities, therefore it is not required to disclose particulars under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and as regard conservation of energy absorption etc. Further, during the year under review, your Company has neither earned nor made any payment in foreign exchange.

8. **Auditors**

   The Company's Auditors M/s. Kunte & Associates, Chartered Accountants, retire at the conclusion of forthcoming Annual General Meeting and being eligible, offer themselves for reappointment. You are requested to appoint the Auditors and to fix their remuneration.

For and on behalf of the Board

Ahmedabad,	**JAYESH K. SHAH**	**B.M. SHAH**
18th April, 2002	Director	Director

AUDITORS' REPORT

1. We have audited the attached Balance Sheet of OMNITALK WIRELESS SOLUTIONS LIMITED as at 31st March, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956 we annex hereto a statement on the matters specified in paragraphs 4 and 5 of the said Order.
4. Further to our comments in the Annexure referred to in paragraph '3' above we report that:

   a. We have obtained all the information and explanations, which to the best of our knowledge and belief, were necessary for the purposes of our audit.

   b. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books.

   c. The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account.

   d. In our opinion, the Balance Sheet and the Profit and Loss Account comply with the Accounting Standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956 to the extent applicable.

   e. On the basis of written representations received from the Directors as on 31st March, 2002 and taken on record by the Board of Directors we report that none of the Director is disqualified as on 31st March, 2002 from being appointed as Director in terms of Clause (g) of Sub-section (1) of Section 274 of the Companies Act, 1956.

   f. In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with Significant Accounting Policies and other notes thereon, give the information required by the Companies Act, 1956 in the manner so required and give true and fair view in conformity with the accounting principles generally accepted in India.

   (a) In the case of the Balance Sheet of the state of affairs of the Company as at 31st March, 2002; and

   (b) In the case of the Profit and Loss Account, of the loss for the year ended on that date.

For **KUNTE & ASSOCIATES**
Chartered Accountants

Ahmedabad	**PARAG P. JHAVERI**
18th April, 2002	Partner

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in paragraph 'A' of our report attached)

1. The Company has not taken any secured or unsecured loans from the companies, firms and other parties listed in the register maintained under Section 301 of the Companies Act, 1956. In terms of Sub-section (6) of Section 370 of the Act, provisions of the section are not applicable to the Company on or after the commencement of the Companies (Amendment) Act, 1999.
2. The Company has not granted any secured or unsecured loans to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. In terms of Sub-section (6) of Section 370 of the Act, provision of the section is not applicable to the Company on or after the commencement of the Companies (Amendment) Act, 1999.
3. The Company has not given any loans in the nature of loans and advances.
4. In our opinion, and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business.
5. The Company has not accepted any deposits from the public.
6. In our opinion, the Company has an adequate internal audit system commensurate with the size and nature of its business.
7. As informed by the Company, Employees' State Insurance Act, 1948 is not applicable to the Company. According to the records of the Company the Provident Fund dues have been regularly deposited during the year with the appropriate authorities.
8. According to the information and explanations given to us, at the last day of the financial period there were no amounts outstanding in respect of undisputed Income Tax, Wealth Tax, Sales Tax, Excise Duty or Customs Duty which were due for more than six months from the date they became payable.
9. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices we have not come across any personal expenses other than those payable under contractual obligations or in accordance with generally accepted business policies which have been charged to Profit and Loss Account, nor have we been informed of any such case by the management.
10. The Company is not a Sick Industrial Company within the meaning of Clause (o) of Sub-Section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
11. According to the information and explanations given to us and taking into consideration the nature of the business of the Company, clauses (i), (ii), (iii), (iv), (v), (vi), (xi), (xii), (xiv), (xvi), of paragraph 4(A) and of the said Order not applicable to the Company.

For **KUNTE & ASSOCIATES**
Chartered Accountants

Ahmedabad,	**PARAG P. JHAVERI**
18th April, 2002	Partner

BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedule No.	As at 31.03.2002	As at 31.03.2001
SOURCES OF FUNDS			
Share Capital	A	1,000	1,000
Unsecured Loan	B	4,500	4,500
		5,500	5,500
APPLICATION OF FUNDS			
Current Assets, Loans & Advances	C		
Cash and Bank Balances		—	1,000
		—	1,000
Less : Current Liabilities and Provisions	D		
Current Liabilities		23,378	22,328
Net Current Assets		(23,378)	(21,328)
Profit & Loss Account		28,878	26,828
		5,500	5,500
Notes on Accounts	E		

As per our report of even date attached herewith

For **KUNTE & ASSOCIATES**
Chartered Accountants

For and on behalf of the Board

PARAG P. JHAVERI Partner | **JAYESH K. SHAH** Director | **B.M. SHAH** Director

Ahmedabad,
18th April, 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

	Schedule No.	For the year ended 31.03.2002	For the year ended 31.03.2001
INCOME		—	—
		—	—
EXPENSES			
Audit Fees		1,050	1,050
Filling Fees		1,000	4,500
Bank Charges		—	550
		2,050	6,100
Profit /(-) Loss Before Tax		(2,050)	(6,100)
Balance Brought Forward		(26,828)	(20,728)
(Loss) Carried forward to Balance Sheet		(28,878)	(26,828)
Notes on Accounts	E		

As per our report of even date attached herewith

For **KUNTE & ASSOCIATES**
Chartered Accountants

For and on behalf of the Board

PARAG P. JHAVERI Partner | **JAYESH K. SHAH** Director | **B.M. SHAH** Director

Ahmedabad,
18th April, 2002

SCHEDULES FORMING PART OF THE BALANCE SHEET AND PROFIT & LOSS ACCOUNT FOR THE YEAR ENDING ON 31ST MARCH, 2002

	As at 31.03.2002	As at 31.03.2001
SCHEDULE - A		
AUTHORISED SHARE CAPITAL		
10,00,000 Equity Shares of Rs. 10/- each	1,00,00,000	1,00,00,000
	1,00,00,000	1,00,00,000
ISSUED, SUBSCRIBED AND PAID UP		
100 Equity Shares of Rs. 10/- each fully paid up [The whole of the above subscribed capital is held by The Arvind Mills Ltd. - The Holding Company and its nominees)	1,000	1,000
	1,000	1,000
SCHEDULE - B		
UNSECURED LOAN		
Inter Corporate Deposit	4,500	4,500
	4,500	4,500

	As at 31.03.2002	As at 31.03.2001
SCHEDULE - C		
CURRENT ASSETS LOANS AND ADVANCES		
Current Assets		
Cash and Bank Balances		
Cash on hand	—	1,000
Balance in Current Account with Scheduled Bank	—	—
	—	1,000
SCHEDULE - D		
CURRENT LIABILITIES AND PROVISIONS		
CURRENT LIABILITIES		
For Expenses	16,178	16,178
Audit Fees Payable	7,200	6,150
	23,378	22,328

SCHEDULE - E

NOTES FORMING PART OF THE ACCOUNTS

1. **Significant Accounting Policies :**

(A) Basis of Accounting

a) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles, applicable accounting standards except otherwise stated and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

b) The Company follows the mercantile system of Accounting and recognizes items of Income and Expenditure on accrual basis.

2. Contingent Liability not provided for Rs. NIL.

3. Previous year figures have been rearranged/regrouped wherever necessary to make them comparable with the figures under review.

4. Payment to Auditors

	2001-2002	2000-2001
Audit Fees (Including Service Tax)	**Rs. 1,050**	Rs. 1,050

Signatures to Schedules A to E forming part of the Balance Sheet and Profit and Loss Account.

As per our report of even date attached herewith
For **KUNTE & ASSOCIATES**
Chartered Accountants

PARAG P. JHAVERI
Partner

Ahmedabad,
18th April, 2002

For and on behalf of the Board

JAYESH K. SHAH Director

B. M. SHAH Director

Ahmedabad,
18th April, 2002

Additional Information pursuant to part IV of Schedule VI to the Companies Act, 1956

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

(Rs. in Thousands)

I. Registration Details

Registration No.	24599
State Code	04
Balance Sheet Date	31st March, 2002

II. Capital raised during the year (Amount in Rs. thousands)

Public Issue	Nil
Right Issue	Nil
Bonus Issue	Nil
Private Placement	Nil

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. thousands)

Total Liabilities	5.50
Total Assets	5.50
Sources of Funds	
Paid up Capital	1.00
Reserves & Surplus	Nil
Secured Loans	Nil
Unsecured Loans	4.5
Application of Funds	
Net Fixed Assets	Nil
Net Current Assets	-23.37
Miscellaneous Expenditure	Nil
Investments	Nil
Accumulated Losses	28.87

IV. Performance of the Company (Amount in Rs. thousands)

Turnover	Nil
Total Expenditure	2.05
Loss before tax	-2.05
Loss after tax	-2.05
Earnings per share	N.A
Dividend Rate %	N.A

V. Generic names of three Principal Products/Service of the Company

Item Code No. (ITC Code)	N.A.
Product Description	N.A.

For and on behalf of the Board

JAYESH K. SHAH Director

B. M. SHAH Director

Ahmedabad,
18th April, 2002

DIRECTORS' REPORT

Dear Shareholders,

Your Directors are pleased to present their Sixteenth Annual Report alongwith the audited accounts for the year ending 31st March, 2002.

1. **Financial Results**
During the year the Company had done no activities. The Company has incurred a loss of Rs. 23,960/- after providing depreciation for Rs. 17,360/-.

2. **Dividend**
The Directors do not recommend any dividend in view of the loss incurred by the Company.

3. **Deposits**
The Company has not accepted any deposits under the Companies Acceptance of Deposits Rules, 1975.

4. **Directors**
In accordance with the provisions of the Companies Act, 1956 and the Articles of Association of the Company, Shri Jagdish G. Dalal retires by rotation at the forthcoming Annual General Meeting and being eligible, offers himself for reappointment.

5. **Particulars of employees**
The Company does not have any employee covered under the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975.

6. **Directors' Responsibility Statement**
In accordance with the requirements of Section 217(2AA) of the Companies Act, 1956, the Directors of the Company hereby declare :
(i) that in the preparation of the annual accounts, the applicable standards had been followed;
(ii) that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;
(iii) that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
(iv) that the Directors had prepared the annual accounts on a going concern basis.

7. **Energy, Technology etc. and Foreign Exchange**
The Company had done no activities during the year, therefore, it is not required to disclose particulars under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and as regard conservation of energy absorption etc. Further, during the year under review, your Company has neither earned nor made any payment in foreign exchange.

8. **Auditors**
The Company's Auditors M/s. Rajni Shah & Associates, Chartered Accountants, retire at the conclusion of forthcoming Annual General Meeting and being eligible, offer themselves for reappointment. You are requested to appoint Auditors and to fix their remuneration.

For and on behalf of the Board

Ahmedabad,
3rd August, 2002

JAGDISH G. DALAL
Director

N.K. KAMDAR
Director

AUDITORS' REPORT

Auditor's Report to the Members of **SYNTEL TELECOM LIMITED** (formerly known as Western Intercom Pvt. Ltd.)

We have audited the attached Balance Sheet of **SYNTEL TELECOM LIMITED**, as at 31st March, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial management presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure 2a statement on the matters specified in paragraph 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;
(ii) In our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books (and proper returns adequate for the purpose of our audit have been received from the branches not visited by us. The Branch Auditor's Report(s) have been forwarded to us and have been appropriately dealt with) 3;
(iii) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account (and with the audited returns from the branches) 4;
(iv) In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;
(v) On the basis of written representations received from the directors, as on 31st March, 2002, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956 5;
(vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view 6 in conformity with the accounting principles generally accepted in India:
  (a) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002; and
  (b) in the case of the Profit and Loss Account, of the loss for the year ended on that date.

For **RAJNI SHAH & ASSOCIATES**
Chartered Accountants

Place : Ahmedabad
Date : 3rd August, 2002

RAJNI M. SHAH
Proprietor

ANNEXURE 2a

As required by the Manufacturing and other Companies (Auditors' Report) order 1988, issued by the Central Government in terms of Section 227 (4A) of the Companies Act, 1956, we give hereunder the statement on the matters specified in paragraphs 4 & 5 of the said order.

i) Proper records for fixed assets are kept by the Company showing full particulars including quantitative details. Physical verification has been carried out by the management during the year. The frequency of the verification is found reasonable. No discrepancies are noticed on such physical verification.
ii) The fixed assets of the Company have not been revalued during the year.
iii) The Company has not taken any loan from the companies and other parties listed in the Register maintained U/S. 301 except the loans taken from Directors and which is not Prima facie Prejudicial to the interest of the Company. We are informed that there is no company under the same management as defined under Sub-section (1B) of Section 370 of the Companies Act, 1956.
iv) The Company has not granted any Loans to Companies, Firms or other parties listed in the Register maintained U/S. 301.
v) In our opinion and according to information and explanations given to us there are adequate internal control procedures commensurate with the size of the Company and the nature of its Business.
vi) There are no transactions of purchase of goods & materials and sale of goods, materials and services, made in prudence of contracts or arrangements entered in register(s) maintained under Section 301 of the Companies Act, 1956 as aggregating during the year Rs. 50,000 (Rs. Fifty thousand only) or more in respect of each party.
vii) The Company has not accepted any fixed deposit during the year.
viii) As informed, the Company has no realisable product and scraps.
ix) According to the information and explanation given to us, no undisputed amounts payable in respect of Income-Tax, Wealth-Tax, Customs Duty and Excise Duty were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.
x) We have not come across any personal expenses which have been charged to revenue account, other than those payable under the contractual obligations or in accordance with generally accepted business practice.

The Clause No. (iii) to (vi), (ix), (xii), (xv) to (xvii) and (xx) of manufacturing and other companies (Auditor's Report) order, 1988 issued by the Central Government in terms of Section 227 (4A) of the Companies Act, 1956 are not applicable to the Company.

For **RAJNI SHAH & ASSOCIATES**
Chartered Accountants

Place : Ahmedabad
Date : 3rd August, 2002

RAJNI M. SHAH
Proprietor

BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedule	As on 31-03-2002	As on 31-03-2001
SOURCES OF FUNDS:			
(I) SHAREHOLDERS' FUND			
Share capital	A	**20.00**	20.00
Reserves & Surplus			
(II) LOAN FUND			
Secured Loan			
Unsecured Loan	B	**10000000.00**	10000000.00
TOTAL		**10000020.00**	10000020.00
APPLICATION OF FUNDS:			
(I) FIXED ASSETS	C		
Gross Block		**477580.52**	477580.52
Less : Depreciation		**167832.00**	150472.00
Net Block		**309748.52**	327108.52
(II) INVESTMENTS	D	**98000.00**	98000.00
(III) NET CURRENT ASSETS			
Current Assets, Loans & Advances	E	**1722177.82**	1722587.82
Less : Current Liabilities & Provisions	F	**987058.72**	981058.72
NET CURRENT ASSETS		**735119.10**	741529.10
(IV) MISCELLANEOUS EXPENDITURE (To the extent not written off or adjusted)			
Preliminary Expenditure		**757.50**	947.50
Preoperative & Project Exp.		**9836.38**	9836.38
(V) Profit & Loss Account		**8846558.50**	8822598.50
TOTAL		**10000020.00**	10000020.00
NOTES ON ACCOUNTS	H		

As per our report of even date attached
For **RAJNI SHAH & ASSOCIATES**
Chartered Accountants

RAJNI M. SHAH
Proprietor

Ahmedabad,
3rd August, 2002

For and on behalf of the Board of
SYNTEL TELECOM LIMITED

JAGDISH G. DALAL Director
N.K. KAMDAR Director

Ahmedabad,
3rd August, 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED ON 31ST MARCH, 2002

	Schedule	For the year ended 31-03-2002	For the year ended 31-03-2001
INCOME			
Excess Provision Written Off		—	14875.00
Interest		—	—
TOTAL (X)		—	14875.00
EXPENSES			
Administrative expense	G	**6410.00**	7807.00
Depreciation	C	**17360.00**	17360.00
Preliminary Exp. W/off		**190.00**	—
TOTAL (Y)		**23960.00**	25167.00
PROFIT/LOSS BEFORE TAX (X-Y)		**(23960.00)**	(10292.00)
B/F from Previous Year		**(8822598.50)**	(8812306.50)
Excess/Short provision for I.T.		—	—
LESS: PROVISION FOR TAX		—	—
PROFIT/LOSS AFTER TAX		**(8846558.50)**	(8822598.50)
LESS : APPROPRIATIONS			
BALANCE CARRIED TO BALANCE SHEET		**(8846558.50)**	(8822598.50)
NOTES ON ACCOUNTS	H		

As per our report of even date attached
For **RAJNI SHAH & ASSOCIATES**
Chartered Accountants

RAJNI M. SHAH
Proprietor

Ahmedabad,
3rd August, 2002

For and on behalf of the Board of
SYNTEL TELECOM LIMITED

JAGDISH G. DALAL Director
N.K. KAMDAR Director

Ahmedabad,
3rd August, 2002

SCHEDULES FORMING PART OF THE ACCOUNTS

	2001-2002	2000-2001
SCHEDULE A		
SHARE CAPITAL		
AUTHORISED CAPITAL		
9900 Unclassified Shares of Rs.10/-	99000.00	99000.00
100 Equity Shares of Rs.10/- each	1000.00	1000.00
ISSUED, SUBSCRIBED AND PAID UP CAPITAL		
2 (Previous Year 2) Equity Shares of Rs.10/- each (Fully paid up)	20.00	20.00
TOTAL	20.00	20.00
SCHEDULE B		
UNSECURED LOANS		
Arvind Mills Limited	10000000.00	10000000.00
TOTAL	10000000.00	10000000.00

SCHEDULE C
FIXED ASSETS

Type of Asset	Gross Block				Depreciation			Net Block	
	As at 01.04.2001	Addition	Deduction	As at 31.03.2002	Up to 01.04.2001	For the Year	Up to 31.03.2002	As at 31.03.2001	As at 31.03.2002
Air Conditioner	60000.00	—	—	60000.00	27084.00	3090.00	30174.00	32916.00	29826.00
Electric Installation	17797.00	—	—	17797.00	8059.00	917.00	8976.00	9738.00	8821.00
Furniture & Fixtures	399783.52	—	—	399783.52	115329.00	13353.00	128682.00	284454.52	271101.52
TOTAL	477580.52	—	—	477580.52	150472.00	17360.00	167832.00	327108.52	309748.52

	2001-2002	2000-2001
SCHEDULE D		
INVESTMENTS		
Bank of Baroda F.D.	57000.00	57000.00
F.D. with S.B.S. Bank	1000.00	1000.00
F.D. with S.B.S. Bank, Pune	33000.00	33000.00
F.D. with UCO Bank	5000.00	5000.00
N.S.C. (for S.T. Bangalore)	2000.00	2000.00
TOTAL	98000.00	98000.00
SCHEDULE E		
CURRENT ASSETS, LOANS AND ADVANCES		
Cash & Bank Balances		
Cash on Hand	9734.35	9734.35
Allahabad Bank, Mumbai	17618.12	17658.12
Bank of Baroda, Pune	81971.00	81991.00
Bank of India, Chennai	4144.01	4314.01
State Bank of Saurashtra, Ahmedabad	23259.73	23299.73
State Bank of Saurashtra, Pune	510821.27	510821.27
UCO Bank, Bangalore	13793.87	13933.87
UCO Bank, Delhi	13107.66	13107.66
TOTAL (I)	674450.01	674860.01
Sundry Debtors		
Secured (Considered good)		
O/S. for more than Six months	848463.45	848463.45
O/S. for less than Six months	—	—
Unsecured		
TOTAL (II)	848463.45	848463.45
Other Current Assets		
Branch Imprest - Ahmedabad	(5000.00)	(5000.00)
Branch Imprest - Bangalore	3371.79	3371.79
Branch Imprest - Chennai	873.89	873.89
Branch Imprest - New Delhi	9068.35	9068.35
Branch Imprest - Pune	2594.84	2594.84
TOTAL (III)	10908.87	10908.87

	2001-2002	2000-2001
Advances (receivable in cash or kind)		
H. Kamlesh	4150.00	4150.00
Interest Accrued but not due	6902.00	6902.00
Sales Tax Receivable (LST Bangalore)	38734.26	38734.26
Sales Tax Receivable (LST Delhi)	2391.95	2391.95
Sales Tax Receivable (LST Chennai)	459.38	459.38
S. Mohitra	1200.00	1200.00
Tax Deducted at Source	15854.00	15854.00
Central Railway Security Deposit	16558.00	16558.00
CTO Royapttah Asst. Cir. 1	17300.00	17300.00
SBS F/D Delhi Sales Tax	56350.00	56350.00
South Central Railway Guntakul	13315.90	13315.90
Interest on BOB FD receivable	15140.00	15140.00
TOTAL (IV)	188355.49	188355.49
GRAND TOTAL (I + II + III + IV)	1722177.82	1722587.82
SCHEDULE F		
Current Liabilities and Provisions		
Creditors		
Arvind Mills Ltd.	296499.21	296499.21
BHOR Industries Ltd.	9199.00	9199.00
S. E. Prabhakar & Co., C. A.	2000.00	2000.00
TOTAL (I)	307698.21	307698.21
Current Liabilities		
L. S. T. Gujarat	3500.31	3500.31
Provision for Bad Debts	653860.20	653860.20
Professional Tax Payable (Staff - Pune)	8800.00	8800.00
Unpaid Expenses	3950.00	2575.00
Unpaid Professional Fees	2000.00	—
Unpaid Audit Fees	5250.00	2625.00
Unpaid Account Charges	2000.00	2000.00
TOTAL (II)	679360.51	673360.51
GRAND TOTAL (I + II)	987058.72	981058.72

SCHEDULES FORMING PART OF THE ACCOUNTS

	2001-2002	2000-2001
SCHEDULE G		
Administrative Expenses		
Accounting Expenses	—	2000.00
Auditors' Remuneration		
Audit fees	**2625.00**	2625.00
Legal & Prof. Consultancy	**2000.00**	2000.00
Bank Commission & Charges	**410.00**	607.00
Filing Fees	—	300.00
Miscellaneous Expenses	**1375.00**	275.00
TOTAL	**6410.00**	7807.00

SCHEDULE H

NOTES FORMING PART OF THE ACCOUNTS

(A) DISCLOSURE OF ACCOUNTING POLICIES :

(i) **Method of Accounting**
The Company is following the accrual system of accounting.

(ii) **Fixed Assets**
The Fixed Assets are stated at cost less depreciation.

(iii) **Inventories**
There is no closing stock.

(iv) **Depreciation**
Depreciation on Fixed Assets is calculated on straight line method at the rates prescribed by Schedule XIV to the Companies Act, 1956.

(v) **Miscellaneous Expenditure**
Preliminary and Pre-operative expenses are amortised over a period of ten years.

(B) OTHER NOTES :

1. Previous Year's figures are regrouped wherever necessary to make them comparable with current year.
2. According to the nature of business of the Company, there is no fixed licenced capacity nor any fixed installed capacity.
3. The balances of advances/loans given/obtained and Debtors and Creditors are subject to their confirmations.
4. Import of Materials Components, Spare Parts and Capital Goods. NIL
5. Expenditure in Foreign Currency NIL
6. Remittances in Foreign Currency on account of dividend and earning in foreign currency. NIL
7. AUDITORS' REMUNERATION

	2001-2002	2000-2001
Audit Fees	**Rs. 2625.00**	Rs. 2625.00
Other Fees	**Rs. 4000.00**	Rs. 2000.00

As per our report of even date attached
For **RAJNI SHAH & ASSOCIATES**
Chartered Accountants

RAJNI M. SHAH
Proprietor

For and on behalf of the Board of
SYNTEL TELECOM LIMITED

JAGDISH G. DALAL Director
N.K. KAMDAR Director

Ahmedabad,
3rd August, 2002

ADDITIONAL INFORMATION AS REQUIRED UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I.	**Registration Details**	
	Registration No.	8289
	State Code	04
	Balance Sheet Date	31st March, 2002
II.	**Capital raised during the year (Amount in Rs.)**	
	Public Issue	Nil
	Right Issue	Nil
	Bonus Issue	Nil
	Private Placement	Nil
III.	**Position of Mobilisation and Deployment of Funds (Amount in Rs.)**	
	Total Assets	10000.02
	Total Liabilities	10000.02
	Sources of Funds	
	Paid up Capital	0.02
	Reserves & Surplus	Nil
	Secured Loans	Nil
	Unsecured Loans	10000.00
	Application of Funds	
	Net Fixed Assets	309.74
	Investments	98.00
	Net Current Assets	735.11
	Miscellaneous Expenditure	10.59
	Profit and Loss A/c.	8846.56
IV.	**Performance of the Company (Amount in Rs.)**	
	Total Income	—
	Total Expenditure	23.96
	Loss After Tax	23.96
	Loss Before Tax	23.96
	Earnings per share	N.A.
	Dividend Rate %	Nil
V.	**Generic names of three Principal Products/Service of the Company**	
	Item Code No. (ITC Code)	No Activities
	Product Description	Telecom Ins

For and on behalf of the Board

JAGDISH G. DALAL Director
N.K. KAMDAR Director

Ahmedabad,
3rd August, 2002

DIRECTORS' REPORT

Dear Members

Your Directors are happy to present their 9th Annual Report alongwith the audited financial statements for the year ended 31st March, 2002.

FINANCIAL HIGHLIGHTS :

(USD in thousands)

		2001-02	2000-01
1.	Sales and other income	**3098.41**	13519.17
2.	Profit before taxation	**(401.10)**	33.02
3.	Provision for taxation	**34.23**	0.66
4.	Net (Loss)/Income	**(435.33)**	32.36

OPERATIONS :

The US economy continued to be sluggish specially after the events of 11th September. All major retailers and major brands continued to report lower sales and overall outlook continues to be slow but expected to improve from middle of 2002. The events of 11th September followed by filing of Chapter 11 by majors Corporates and depressing news concerning trade and industry in general have led to tremendous blows to the economy, affecting consumer spending and causing major reduction in the sales of the company.

This year marked a major shift in the strategy of the company. With the increasing cost of manufacturing of apparels and shifting of the garment manufacturers to outside US and many key brands shifting or in the process of shifting their sourcing of garments to Asia Pacific, Middle East and Africa, and direct business possibilities have reduced drastically. With this, your company is now pushing for Brand nominations from the US brands to all locations worldwide for the fabrics manufactured by us.

This has led into closer relationship with Major brands like Levi, Gap, Old Navy, Nautica, Tommy Hilfiger, Abercrombie & Fitch etc. The business coming from these brands through such nomination work is expected to yield good results in the coming year.

DIVIDEND :

Your directors propose to skip the dividend for the year.

DIRECTORS :

All the directors are due for retirement at the forthcoming Annual General Meeting of the company and eligible for appointment.

Your company places on record their sincere thanks to customers and financial institutions for their exemplary support amid such difficult business conditions.

By order of the Board

May 17, 2002

SANJAY S. LALBHAI
Director

SAMVEG A. LALBHAI
Director

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Arvind Worldwide Inc.

We have audited the accompanying balance sheet of Arvind Worldwide Inc. (a Delaware Corporation and wholly owned subsidiary of the Arvind Mills Ltd., India) as of March 31, 2002 and 2001, and the related statements of stockholder's equity, operations and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arvind Worldwide Inc. as of March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and accordingly, we do not express an opinion or any other form assurance on such information.

New York
May 17, 2002

MLZ Partners LLP

Balance Sheet as of March 31, 2002 and 2001

	2002 IN USD	2001 IN USD
ASSETS		
Current Assets :		
Cash and Cash Equivalents	**4,189**	304,068
Due from Factor	**90,811**	204,121
Accounts Receivable	**101,680**	696,724
Inventories	**291,384**	794,678
Due from Related Parties	**59,806**	600,455
Other Current Assets	**67,962**	100,822
Total Current Assets	**615,832**	2,700,868
Property and Equipment (Net of Accumulated Depreciation)	—	12,156
Other Assets	**80,126**	367,410
Total	**695,950**	3,080,434
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities :		
Note Payable-Bank	—	350,000
Due to Related Parties	**580,301**	1,872,503
Other Current Liabilities	**102,452**	409,397
Total Current Liabilities	**682,753**	2,631,900
Commitments and Contingencies		
Stockholder's Equity :		
Common Stock, no par value Authorized Shares - 1,500 Issued and Outstanding Shares - 500	**500,000**	500,000
Accumulated deficit	**(486,795)**	(51,466)
Total Stockholder's Equity	**13,205**	448,534
Total	**695,958**	3,080,434

Statement of Stockholder's Equity for the Year Ended March 31, 2002 and 2001
(See Independent Auditors' Report)

	Common Stock	Accumulated Deficit
2001	**USD**	USD
Balance at April 1, 2000	500,000	(83,834)
Net Income	—	32,368
Balance at March 31, 2001	500,000	(51,466)
2002		
Balance at April, 2001	**500,000**	**(51,466)**
Net Loss	—	**(435,329)**
Balance at March 31, 2002	**500,000**	**(486,795)**

Statement of Operations for the Year Ended March 31, 2002 and 2001
(See Independent Auditors' Report)

	2002 IN USD	% of Sales	2001 IN USD	% of Sales
Gross Sales	**3,107,026**	**100.28**	13,724,137	101.52
Sales Returns and Allowances	**8,609**	**0.28**	204,960	1.52
Net Sales	**3,098,417**	**100.00**	13,519,177	100.00
Cost of Sales	**2,860,020**	**92.31**	12,061,341	89.22
Gross Profit	**238,397**	**7.69**	1,457,836	10.78
Operating Expenses				
Selling Expenses	**42,540**	**1.37**	340,254	2.52
General and Administrative Expenses	**292,939**	**9.46**	811,044	6.00
Foreign tax withholding asset write off	**301,798**	**9.74**	74,849	0.55
Financial Expenses	**2,217**	**0.07**	198,666	1,47
Total Operating Expenses	**639,494**	**20.64**	1,424,813	10.54
(Loss) Income before Provision for Income Taxes	**(401,097)**	**(12.95)**	33,023	0.24
Provision for Income Taxes	**34,232**	**1.10**	655	–
Net (Loss) Income	**(435,329)**	**(14.05)**	32,368	0.24

STATEMENT OF CASH FLOWS FOR THE YEARS ENDED MARCH 31, 2002 AND 2001 (SEE INDEPENDENT AUDITORS' REPORT)

	2002 IN USD	2001 IN USD
CASH FLOWS FROM OPERATING ACTIVITIES :		
NET (LOSS) INCOME	**(435,329)**	32,368
Adjustments to reconcile net (loss) income to net cash provided by operating activities :		
Provision for sales returns and allowances	—	120,000
Write off of foreign income tax withholding asset	**301,798**	74,849
Depreciation	—	16,367
Loss (gain) on the write off/sale of asset	**12,156**	(4,623)
Deferred income taxes	**31,151**	—
Changes in Operating Assets and Liabilities :		
Decrease in due from factor	**113,310**	469,860
Decrease in accounts receivable	**595,044**	1,020,326
Decrease in inventories	**503,294**	2,474,700
Decrease in due from related parties	**540,649**	75,369
Decrease (increase) in other current assets	**25,072**	(46,135)
Decrease in due to related parties	**(1,292,202)**	(3,186,056)
(Decrease) Increase in other current liabilities	**(306,945)**	34,325
Total Adjustments	**523,327**	1,048,982
Net Cash Provided by Operating Activities	**87,998**	1,081,350
CASH FLOWS FROM INVESTING ACTIVITIES :		
Refund of (payments for) security deposit	**11,409**	(23,369)
Payments for foreign income tax withholding	**(49,286)**	(53,139)
Proceeds from the sale of automobile	—	13,500
NET CASH USED IN INVESTING ACTIVITIES	**(37,877)**	(63,008)
CASH FLOWS FROM FINANCING ACTIVITIES :		
Repayments of note payable-bank	**(350,000)**	(800,000)
Net Cash Used in Financing Activities	**(350,000)**	(800,000)
Net (Decrease) Increase in Cash and Cash Equivalents	**(299,879)**	218,342
Cash and cash equivalents at beginning of the year	**304,068**	85,726
Cash and Cash Equivalents at End of the Year	**4,189**	304,068
Supplemental disclosures of Cash Flow information :		
Cash paid during the year for interest	**6,882**	158,792
Cash paid during the year for income taxes	**2,358**	655

NOTES TO THE FINANCIAL STATEMENTS MARCH 31, 2002 AND 2001

NOTES

1. **Summary of Significant Accounting Policies**

Arvind Worldwide Inc. was incorporated on February 23, 1993 in the state of Delaware. The summary of significant policies of **Arvind Worldwide Inc.** ("the Company") is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

(a) **Business activity**

The Company's primary business is the import, wholesale distribution and marketing of greige and denim fabrics to manufacturers in North, Central and South America. The Company also provides various consulting and agency services.

(b) **Cash and cash equivalents**

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(c) **Concentration of credit risk**

The Company's cash and cash equivalents are subject to potential concentrations of credit risk, as from time to time the Company's cash deposits exceeds of federally insured limits. The Company's non factored accounts receivable primarily represent unsecured credit extended to customers in South America and Canada.

(d) **Accounting for bad debts and allowances**

Bad debts and allowances are provided based upon historical experience and management evaluation of outstanding accounts receivable.

(e) **Inventory valuation**

Inventories, substantially all fabrics, is recorded at the lower of cost (first-in, first-out method) or market value.

(f) **Property and equipment**

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. The Company provides depreciation for property and equipment using the straight-line method over the estimated useful lives of the relative assets. The Company provides for amortization of the costs of the contract rights over the useful lives of the assets.

(g) **Income Taxes**

The Company provides for income taxes based on pre-tax earnings reported in the financial statements. Certain items such as depreciation are recognized for tax purposes in periods other than the period they are reported in the financial statements.

Deferred income taxes are provided in accordance with Statements of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"*. Deferred income taxes are provided for accumulated temporary differences due to basis of differences for assets and liabilities for financial reporting and income tax purposes, including alternative minimum taxes. The Company's temporary differences consists primarily of operating loss carry forwards.

(h) **Use of estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) **Reclassification**

Certain March 31, 2001 amounts have been reclassified to conform to the March 31, 2002 presentation.

NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001

2. Due from Factor

Under an agreement with Capital Factors Inc., the Company, subject to the factor's credit approval, assigns and sells to the factor a portion of its accounts receivable without recourse.

The balance due from the factor represents the accounts receivable assigned and sold to the factor after deducting factoring charges and an allowance, where necessary, for customer's claims and deductions.

At March 31, the accounts receivable - factored are as follows :

	2002 IN USD	2001 IN USD
Accounts receivable-factored	90,811	267,567
Less : Advances from factor	—	63,446
Total	90,811	204,121

The accounts receivable - factored are summarized by due date as follows :

	2002 IN USD	2001 IN USD
Current	90,811	199,744
Past due 1 to 30 days	—	7,294
Past due 91 days and over	—	60,529
Total	90,811	267,567

3. Accounts Receivable

At March 31, the accounts receivable consist primarily of foreign accounts receivable which are summarized by invoice date as follows :

	2002 IN USD	2001 IN USD
Current	—	417,758
61 to 90 days	60,080	68,562
91 days and over	216,600	385,404
	276,680	871,724
Less : Provision for sales returns and allowances	175,000	175,000
Total	101,680	696,724

4. Inventories

At March 31, the inventories consist of :

	2002 IN USD	2001 IN USD
Inventories-in-transit	205,911	613,370
Inventories in public warehouses	85,473	181,308
Total	291,384	794,678

These inventories are assigned to the State Bank of India, New York.

5. Other Current Assets

At March 31, other current assets consist of :

	2002 IN USD	2001 IN USD
Customs duty refund receivable	66,982	72,623
Prepaid expenses and taxes	980	20,411
Deferred tax asset	—	7,788
Total	67,962	100,822

6. Property and Equipment

At March 31, property and equipment consists of :

	2002 IN USD	2001 IN USD
Equipment	—	49,868
Furniture and Fixtures	—	20,623
	—	70,491
Less : Accumulated Depreciation	—	58,335
Total	—	12,156

During the years ended March 31, 2002 and 2001, the Company has written off property and equipments costing $ 70,491 and $ 33,036 respectively.

7. Other Assets

At March 31, the other assets consist of :

	2002 IN USD	2001 IN USD
Foreign income tax withholding	49,286	301,798
Security deposits	30,840	42,249
Deferred tax asset	—	23,363
Total	80,126	367,410

At March 31, 2002 the Company has available foreign income tax withholding tax credits of approximately $ 169,429 available to offset future tax liabilities. Any unused foreign tax credits will expire if not utilized by the taxable year ending March 31, 2006 for federal income tax purposes.

At this time, it is not possible to predict the future utilization of tax credits. The Company has recorded a valuation allowance for the future realization of the foreign withholding tax credits.

8. Note Payable - Bank

The Company has a credit facility with State Bank of India, New York, with a maximum borrowing limit of $ 1,200,000. Interest on this note is payable at one half percent above bank's prime rate. The note is collateralized by inventory, accounts receivable and other assets of the Company. At March 31, 2002 and 2001, the Company is in violation of certain bank loan covenants. At March 31, 2002 and 2001, the balance outstanding was $0 and $350,000, respectively.

9. Other Current Liabilities

At March 31, other current liabilities consist of the following :

	2002 IN USD	2001 IN USD
Royalty payable	90,000	90,000
Accrued expenses	12,452	249,197
Advances from customers	—	70,200
Total	102,452	409,397

10. Related Party Transactions

The following transactions occurred between the Company and the following overseas related parties : The Arvind Mills Ltd., Arvind Worldwide (M) Inc., Arvind Policot Ltd. and Arvind Clothing Ltd. :

a) During the years ended March 31, 2002 and 2001, the Company sold merchandise to related parties of $ 30,088 and $ 230,854, respectively.

b) During the years ended March 31, 2002 and 2001, the Company bought merchandise from related parties of $ 2,135,634 and $ 8,859,245, respectively.

c) During the years ended March 31, 2002 and 2001, the Company earned consultancy fee and commission income from related parties of $ 48,500 and $ 8,547 respectively.

d) During the years ended March 31, 2002 and 2001, the Company earned royalty income from related parties of $ 325,776 and $ 353,687, respectively.

e) At March 31, the balances outstanding due to related parties were as follows :

	2002 IN USD	2001 IN USD
The Arvind Mills Limited	521,681	1,809,350
Arvind Polycot Limited	58,620	63,153
Total	580,301	1,872,503

NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001

f) At March 31, due from related parties was as follows :

	2002 IN USD	2001 IN USD
Arvind Clothing Ltd.	**59,806**	88,522
Arvind Worldwide (M) Inc.	**—**	511,933
Total	**59,806**	600,455

1. **Economic Dependency**

a. At March 31, sales to major customer(s) and purchases from major supplier, related party were as follows :

	2002 #	2002 IN USD Amount	2002 %	2001 #	2001 IN USD Amount	2001 %
Major customer(s)	**4**	**1,726,301**	**56**	1	2,026,791	15
Major supplier - related party	**1**	**1,925,142**	**83**	1	8,446,602	94

b. As shown on the financial statements, the Company incurred a net operating loss of $435,329 for the year ended March 31, 2002 and has incurred loss in the past years. The Company has been dependent upon its overseas related parties for merchandise purchases and financing. As a result, the operations of the Company are dependent upon the continued availability of financing from related parties.

2. **Provision for Income Taxes**

At March 31, provision for income taxes consist of the following :

	2002 IN USD	2001 IN USD
Deferred income tax expense	**31,151**	—
State income taxes	**2,781**	355
City income taxes	**300**	300
Total	**34,232**	655

The Company has net operating loss carry forwards totaling approximately $ 472,300 available to offset federal, state and city taxable income. Any unused carry forwards will expire if not utilized by the taxable year ending March 31, 2018 for fedral, state and city tax purposes.

As of March 31, 2002 and 2001, the Company has recorded a deferred tax asset of $31,151 and $0 respectively. At March 31, 2002, the Company has recorded a valuation allowance for the future utilization of net operating loss carry forwards.

13. **Commitments and Contingencies**

a) **Lease commitments :**

The Company is obligated under non-cancelable operating leases for its offices which expire on August 31, 2002. During the years ended March 31, 2002 and 2001, the rent expense was $ 29,558 and $ 54,546, respectively.

b) **Royalty agreements :**

The Company is required to pay minimum guaranteed royalties under certain royalty agreements expiring in December 2008.

At March 31, commitments under the lease and royalty agreements are as follows :

Twelve Months Ending	Office Lease $	Royalty $	Total $
March 31, 2003	**12,470**	**360,000**	**372,470**
2004	**—**	**362,500**	**362,500**
2005	**—**	**375,000**	**375,000**
2006	**—**	**395,000**	**395,000**
2007	**—**	**415,000**	**415,000**
Thereafter	**—**	**777,500**	**777,500**
Total	**12,470**	**2,685,000**	**2,697,470**

Schedule of Cost of Sales for the year ended March 31, 2002 and 2001

	2002 IN USD	2001 IN USD
Inventories - beginning	**794,678**	3,269,378
Purchases	**2,328,741**	9,009,226
Freight-in, brokerage and duty	**18,091**	459,116
Warehousing expenses	**9,894**	118,299
	3,151,404	12,856,019
Less : Inventories - ending	**291,384**	794,678
Total	**2,860,020**	12,061,341

Schedule of Selling Expenses for the year ended March 31, 2002 and 2001

	2002 IN USD	2001 IN USD
Travel	**16,407**	38,026
Sales Commissions	**16,254**	202,619
Freight-out	**7,784**	96,693
Entertainment	**2,095**	1,012
Samples	**—**	1,904
Total	**42,540**	340,254

Schedule of Financial Expenses for the year ended March 31, 2002 and 2001

	2002 IN USD	2001 IN USD
Financial Expenses :		
Bank Charges	**5,841**	18,871
Factor Charges	**3,770**	34,241
Bank Interest	**3,483**	77,883
Factor Interest	**3,399**	80,909
Sub-Total	**16,493**	211,904
Other Expenses (Income) :		
Commission Income	**(48,500)**	(8,548)
Royalty Expenses (net of royalty income)	**34,224**	2,563
Miscellaneous Income	**—**	(7,253)
Sub-Total	**(14,276)**	(13,238)
Total	**2,217**	198,666

Schedule of General and Administrative Expenses for the year ended March 31, 2002 and 2001

	2002 IN USD	2001 IN USD
Office Salaries	**108,991**	397,220
Officers' Salaries	**49,079**	52,000
Insurance	**32,793**	57,802
Rent	**29,558**	54,546
Legal and Professional Fees	**18,693**	134,206
Loss on write off of fixed assets	**12,156**	—
Payroll Taxes	**11,724**	38,796
Telephone Expenses	**8,085**	26,928
Postage and Courier	**7,807**	13,289
Repairs and Maintenance	**7,781**	7,980
Office Expenses	**3,352**	5,690
Utilities	**2,920**	4,990
Depreciation	**—**	16,367
Travel	**—**	1,230
Total	**292,939**	811,044

Report of the Directors

1. The directors submit herewith their Annual Report to the Members together with the accounts for the year ended March 31, 2002.

2. **Review of the business**

   The profit and loss account is set out on page 4.

   The company was incorporated on May 21, 1993 as an offshore company and its principal activity is to conduct international trading activities.

   Also, "Offshore Companies" are now referred to as "Category 1 Global Business Licence Companies".

3. **Dividend**

   The directors recommend that no dividend be declared for the period under review.

By Order of the Board

MULTICONSULT LTD.
Secretary

1st August, 2002

Report of the Auditor to the Members

I have audited the accounts of Arvind Worldwide (M) Inc. set out on pages 3 to 15 which have been prepared on the basis of the accounting policies set out on pages 7 to 9.

Respective responsibilities of the board of directors and auditor

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and for ensuring that the financial statements comply with the Companies Act 2001 and have been prepared in accordance with International Accounting Standards. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. It is my responsibility to form an independent opinion, based on my audit, on those financial statements and to report my opinion to you.

Basis of opinion

I conducted my audit in accordance with International Standards on Auditing. My audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

I planned and performed my audit so as to obtain all the information and explanations which I considered necessary in order to provide me with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements. In forming my opinion I also evaluated the overall adequacy of the presentation of information in the financial statements. I believe that my audit provides a reasonable basis for my opinion.

I have no relationship with, or any interests in, the company other than in my capacity as auditor, and arm's length dealings with the company in the ordinary course of business.

Opinion

In my opinion:

(a) I have obtained all such information and explanations which I considered necessary;

(b) proper accounting records have been kept by the company as far as it appears from my examination of those records;

(c) the financial statements give a true and fair view of the state of affairs of the company as at March 31, 2002 and its results and cash flows for the year then ended, comply with the Companies Act 2001 and have been properly prepared in accordance with International Accounting Standards.

J. LOUIS COUACAUD (F.C.A)

Port Louis, Mauritius
1st August, 2002

BALANCE SHEET AS AT MARCH 31, 2002

	Notes	2002 USD	2001 USD
DEFICIT OF ASSETS			
Non-current assets			
Investment	2	2	112,254
Tangible fixed assets	3	31,800	32,510
		31,802	144,764
Current assets			
Inventories	4	51,623	1,911,100
Trade and other receivables	5	11,721,805	7,315,957
Amounts due from group companies	6	73,742	1,044,178
Bank and cash balances		698,932	226,026
		12,546,102	10,497,261
Current liabilities			
Trade and other payables	7	768,758	1,436,135
Amounts due to group companies	8	12,787,771	13,623,661
		13,556,529	15,059,796
NET CURRENT LIABILITIES		(1,010,427)	(4,562,535)
	USD	(978,625)	(4,417,771)
REPRESENTED BY			
Capital and reserves			
Share capital	9	5,484,000	500,000
Reserves	10	(6,462,625)	(4,917,771)
	USD	(978,625)	(4,417,771)

These accounts were approved by the Board of Directors on:

Port Louis	PIERRE DINAN	Director
Date : 1st August, 2002	LOUIS ENUNANUEL	Director

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED MARCH 31, 2002

	Notes	For the year ended March 31, 2002 USD	Period from January 1, year ended 2000 to March 31, 2001 USD
Turnover	1	43,364,932	25,190,365
(Loss)/Profit for the year/period	11	(1,267,064)	53,568
Revenue deficit at April 1, 2001		(5,734,830)	(5,788,398)
Revenue deficit at March 31, 2002	10	(7,001,894)	(5,734,830)
(Loss)/Earnings per share	12	(23.10)	10.71

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2002

	Share Capital USD	Reserves USD	Total USD
At January 1, 2000	500,000	(5,755,421)	(5,255,421)
Foreign exchange translation reserves	–	784,082	784,082
Profit for the period	–	53,568	53,568
At March 31, 2001	**500,000**	**(4,917,771)**	**(4,417,771)**
At April 1, 2001	500,000	(4,917,771)	(4,417,771)
Issue of shares	4,984,000	–	4,984,000
Foreign exchange translation reserves	–	(277,790)	(277,790)
Loss for the year	–	(1,267,064)	(1,267,064)
At March 31, 2002	**5,484,000**	**(6,462,625)**	**(978,625)**

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2002

	Note	For the year ended March 31, 2002 USD	Period from January 1, 2000 to March 31, 2001 USD
Operating activities			
Cash generated from operating activities	13	(4,364,587)	(574,828)
Net cash generated from operating activities		(4,364,587)	(574,828)
Investing activities			
Disposal of fixed assets		–	11,349
Additions of fixed assets		(3,263)	–
Amounts repaid by group companies		970,436	1,284,542
Amounts given to group companies		–	–
Net cash generated from investing activities		967,173	1,295,891
Financing activities			
Amounts repaid to *group companies*		4,148,110	(1,287,702)
Loan repaid		–	(42,259)
Net cash generated from financing activities		4,148,110	(1,329,961)
Net decrease in cash and cash equivalents		750,696	(608,898)
Movements in cash and cash equivalents			
Net *movement in cash and* cash equivalents		750,696	(608,898)
Cash and cash equivalents at beginning of year		226,026	50,842
Adjustment for difference on exchange		(277,790)	784,082
Cash and cash equivalents at end of year	USD	698,932	226,026

NOTES TO THE ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2002

1. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted by the company are as follows:

(a) Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards.

(b) Turnover

Turnover represents the total invoiced values, net of value added tax, of all sales of goods and services, less discounts, allowances and returns.

(c) Depreciation

Depreciation is calculated to write off the cost of tangible fixed assets on a straight line basis over the expected useful lives of the assets concerned. The principal annual rates used for the purpose are as follows :

Leasehold improvements	25%
Furniture, fixtures and fittings	10%-25%
Office equipment	15%
Computers	15%
Motor vehicles	15%-25%

The United Kingdom branch applies a depreciation rate of 12.5% on its furniture, fixtures and fittings, calculated on the reducing balance basis. This has an insignificant effect on the financial statements for the year.

(d) Inventories

Inventories are valued at the lower of cost and net realisable value.

(e) Investments

Effective from 1 January 2001 the company has adopted International Accounting Standards (IAS) 39 – "Financial Instruments: Recognition and Measurement", which classifies investments into two categories: trading and available-for-sale.

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices are classified as available-for-sale.

All other investments are classified as trading. Accordingly, the company has classified its investments as available-for-sale.

Available-for-sale investments are initially recorded at costs and are subsequently measured at fair value. The company has a one-time choice to either report the temporary unrealised gains/(losses) as follows:

As a separate component of equity as "Investment Revaluation Reserve", till the underlying investment is sold or permanently written off, when the total realised gains/(losses) are reported in the profit and loss account;

or

Where the Company is not able to estimate the fair value of the available-for-sale investments, they are measured at cost subject to impairment recognition. The company has adopted the policy of measuring its available-for-sale investment initially at cost. Any permanent dimunition in value of available-for-sale investments (including the resultant gain/loss on retranslation of investments where in the Directors' opinion there is a permanent depreciation in the underlying currency) is routed through the profit and loss account.

(f) Foreign currencies

Assets and liabilities denominated in foreign currencies other than the U.S Dollar are translated into U.S Dollars at the rates of exchange ruling at the balance sheet date. The results for the period are translated at the year end rate of exchange. Differences on exchange arising from the retranslation of the opening reserves and from the translation of the results for the period at the year end rate are taken to reserves. All other foreign exchange differences are taken to the profit and loss account of the period in which they arise.

(g) Instalment plans

Future instalments payable under instalment plans net of finance charges, are included in creditors with the corresponding asset values recorded as fixed assets and depreciated over their estimated useful lives. Payments are apportioned between the finance element charged to profit and loss account and the capital element which reduces principal/liability amount outstanding.

(h) Commission Income

Commission income is recognised upon the completion of services performed.

(i) Leasing

Rentals payable under operating leases are charged against income on a straight line basis over the lease term.

(j) Organisation and operations

Jebel Ali Branch

Arvind Worldwide (M) Inc. (Jebel Ali Branch) is a branch of Arvind Worldwide (M) Inc., a company incorporated in Mauritius on 21 May, 1993. The branch operates from the Jebel Ali Free Zone in the UAE under a special licence issued by the Jebel Ali Free Zone Authority.

The branch is engaged in the business of trading in textiles, related accessories and its own branded garments under the brand names of **Arrow, Newport** and **Flying Machine**.

The Company has closed its branch on April 11, 2000.

Hong Kong Branch

Arvind Worldwide (M) Inc. - Hong Kong Branch is the Hong Kong branch of Arvind Worldwide (M) Inc., a company incorporated in Mauritius (Head Office) which in turn is a wholly owned subsidiary of Arvind Mills Limited, a company incorporated in India (Parent Company).

The Hong Kong Branch is principally engaged in the provision of sales and marketing services in the Asia Pacific region for its parent Company.

The Company is in the process of closing its branch.

UK Branch

Arvind Worldwide (M) Inc. - UK Branch is the UK branch of Arvind Worldwide (M) Inc., a company incorporated in Mauritius (Head Office) which in turn is a wholly owned subsidiary of Arvind Mills Limited, a company incorporated in India (Parent Company).

The UK Branch is principally engaged in the provision of sales and marketing services in the European region for its parent Company.

Turkey Branch

Arvind Worldwide (M) Inc. - Turkey Branch is the Turkey branch of Arvind Worldwide (M) Inc., a company incorporated in Mauritius (Head Office) which in turn is a wholly owned subsidiary of Arvind Mills Limited, a company incorporated in India (Parent Company).

The Turkey Branch has not started operations.

Philippines Representative Office

The Philippines Representative Office represents Arvind Worlwide (M) Inc. in the South-East Asia region.

The Representative Office is not operational.

2. INVESTMENT	For the year ended March 31, 2002 USD	Period from January 1, 2000 to March 31, 2001 USD
At cost	112,254	112,254
Provision for diminution in value	(112,252)	-
At valaution	2	112,254

20% holding of the UK branch in Lauffenmulhe Textil GmbH, a company incorporated in Germany.

3. TANGIBLE FIXED ASSETS

	Furniture Fixtures & Fittings USD	Land & Buildings USD	Total USD
COST			
At April 1, 2001	64,155	4,412	68,567
Additions	3,263	–	3,263
At March 31, 2002	**67,418**	**4,412**	**71,830**
DEPRECIATION			
At April 1, 2001	31,645	4,412	36,057
Charge for the year	3,973	–	3,973
On disposals	–	–	–
At March 31, 2002	**35,618**	**4,412**	**40,030**
NET BOOK VALUE			
At March 31, 2002	**31,800**	–	**31,800**
At March 31, 2001	32,510	–	32,510

	For the year ended March 31, 2002 USD	Period from January 1, 2000 to March 31, 2001 USD
4. INVENTORIES		
Finished goods and goods held for resale	**51,623**	1,911,100
5. TRADE AND OTHER RECEIVABLES		
Trade Debtors	**11,691,357**	7,198,102
Sundry Debtors	**30,448**	117,855
	11,721,805	7,315,957
6. AMOUNTS DUE FROM GROUP COMPANIES		
Sundry receivables from group companies	**73,742**	1,044,178
7. TRADE AND OTHER PAYABLES		
Trade creditors	**446,202**	1,159,909
Taxes and social security costs	**4,989**	6,847
Accruals and deferred income	**317,567**	269,379
	768,758	1,436,135
8. AMOUNTS DUE TO GROUP COMPANIES		
Sundry payables to group companies	**12,787,771**	13,623,661
9. SHARE CAPITAL		
Authorised		
100,000/5,000 Shares of USD 100 each	**10,000,000**	500,000
Issued and Fully Paid		
54,840/5,000 Shares of USD 100 each	**5,484,000**	500,000
10. RESERVES		
Revenue deficit at March 31, 2002	**(7,001,894)**	(5,734,830)
Difference on exchange	**539,269**	817,059
	(6,462,625)	(4,917,771)
11. (LOSS)/PROFIT FOR THE YEAR/PERIOD		
The profit/loss before taxation is arrived at after:		
Crediting:		
Interest received	**1,394**	5,177
And charging:		
Depreciation	**3,973**	5,970
Auditor's remuneration	**13,188**	12,358
Directors' remuneration	**–**	–

12. (LOSS)/EARNINGS PER SHARE

Loss per share is based on loss for the year of USD 1,267,064 (2001-Profit of USD 53,568) and 54,840 (2001-5,000) shares in issue.

	For the year ended March 31, 2002 USD	Period from January 1, 2000 to March 31, 2001 USD
13. CASH GENERATED FROM OPERATIONS		
Profit for the year/period	**(1,267,064)**	53,568
Adjustments for:		
Depreciation	**3,973**	5,970
Provision for slow moving stock	**–**	(11,644)
Provision for diminution in value of investments	**112,252**	–
Loss on disposal of fixed asset	**–**	38,746
Movements in working capital:		
Decrease in stocks	**1,859,477**	553,509
Increase in trade and other receivables	**(4,405,848)**	(1,624,329)
(Decrease)/Increase in trade and other payables	**(667,377)**	409,352
	(4,364,587)	(574,828)
14. REVENUE COMMITMENTS		
UK Branch		
The amounts payable in the next year in respect of operating leases are as follows:		
Land and Buildings		
More than one year, less than five years	**35,390**	35,390

15. TAXATION

The company has been established as an "Offshore Company" for the purpose of the Mauritius Offshore Business Activities Act 1992. The profit of the company is subject to income tax at 0%, unless it elects to pay tax at specified rates not exceeding 35%. As from the income year beginning on 1 July, 2002, the company will be subject to income tax at 15% but can however take advantage of unilateral foreign tax credit of 80%, which would result in a maximum effective rate of 3%.

	For the year ended March 31, 2002 USD	Period from January 1, 2000 to March 31, 2001 USD
16. RELATED PARTY TRANSACTIONS		
The following transactions were carried out with related parties:		
Turnover		
The Arvind Mills Limited	**1,658,762**	712,023
Arvind Worldwide Inc.	**–**	352,171
Purchases		
The Arvind Mills Limited	**33,945,912**	17,069,098
Arvind Worldwide Inc.	**–**	224,974
Arvind Products Limited	**111,548**	–
Interest on loan		
The Arvind Mills Limited	**65,264**	138,129
Due to		
Arvind Mills India	**12,787,771**	13,623,661
Due from		
Big Mill	**73,742**	1,044,178

17. HOLDING COMPANY

The holding company is Arvind Mills Ltd., a company incorporated in India.

18. GOING CONCERN

The financial statements have been prepared on a going concern basis which assumes that the Company will continue in operational existence for the foreseeable future. The validity of this assumption depends on the continued support of the shareholders.

The Directors are of the opinion that this support will be forthcoming over the next twelve months. They therefore believe that it is appropriate for the financial statements to be prepared on a going concern basis.

NOTES TO THE ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2002

APPENDIX - I
DETAILED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED MARCH 31, 2002

	Appendix	For the year ended March 31, 2002 USD	Period from January 1, 2000 to March 31, 2001 USD
Turnover		**43,364,932**	25,190,365
Cost of Sales	II	**43,087,385**	24,407,536
Direct Expenses		**147,957**	271,442
		43,235,342	24,678,978
Gross Profit		**129,590**	511,387
Other Income		**1,134,117**	697,560
		1,263,707	1,208,947
Administrative Expenses	III	**2,530,771**	1,155,379
		2,530,771	1,155,379
(Loss)/Profit for the year/period		**(1,267,064)**	53,568
Revenue deficit at April 1, 2001		**(5,734,830)**	(5,788,398)
Revenue deficit at March 31, 2002	USD	**(7,001,894)**	(5,734,830)

APPENDIX - III
ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED MARCH 31, 2002

	For the year ended March 31, 2002 USD	Period from January 1, 2000 to March 31, 2001 USD
Accountancy fees	**2,500**	13,308
Exhibition	**22,584**	17,573
Audit fees	**13,188**	12,358
Bad debts	**1,303,263**	40,844
Bank charges	**488,743**	185,872
Computer costs	**6,660**	5,364
Depreciation	**3,973**	5,970
Licence fees	**1,500**	1,875
Interest	**65,264**	139,615
Legal and professional fees	**14,667**	54,707
Loss on foreign exchange	**163,269**	33,109
Loss on disposal of fixed assets	**–**	38,746
Courier and delivery charges	**34,453**	40,507
Office expenses	**5,440**	7,434
Printing, postage and stationery	**2,469**	3,559
Provision for slow moving stock written back	**–**	(11,644)
Rent, rates & charges	**27,695**	46,451
Secretarial Fees	**1,000**	1,250
Sundry expenses	**–**	29,523
Telephone and fax	**42,494**	67,177
Travelling expenses	**72,521**	94,139
Wages and salaries	**259,088**	327,642
	2,530,771	1,155,379

APPENDIX II
DETAILED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED MARCH 31, 2002

	For the year ended March 31, 2002 USD	Period from January 1, 2000 to March 31, 2001 USD
COST OF SALES		
Opening stock	**1,911,100**	2,476,174
Purchases	**41,227,908**	23,842,462
	43,139,008	26,318,636
Closing stock	**(51,623)**	(1,911,100)
	43,087,385	24,407,536

DIRECTORS' REPORT

1. The directors have pleasure in submitting their Annual Report to the members together with audited accounts for the year ended March 31, 2002.

2. **State of affairs and review of activities**

   The main activity of the company, which holds an Export Enterprise Certificate, is the manufacture of denim fabrics.

   Your Directors are happy to report that for the year under report, the company has made a net profit of Rs. 29.171 m as against the loss of Rs. 1.6 m incurred by the Company during the previous period of 3 months ended 31st March, 2001.

   This remarkable achievement is due to serveral new initiative undertaken by your Company in the form of new product development, faster response time, and focus on value added products, cost cutting measures, higher sales realization and competitive prices on purchase of major raw materials and consultable.

   The company is poised to become a major player for the denim market in the African region with plans to exploit the treaties in the region to maximise its profitability.

3. **Auditors**

   A resolutaion for the re-appointment of Messrs De Chazal Du Mee & Co. as auditors will be proposed at the next Annual General Meeting.

4. **Dividend**

   In order to conserve the resources of the Company, your Directors do not propose any dividend for the year.

By Order of the Board
Secretary

Port Louis, Mauritius
27th August, 2002

AUDITORS' REPORT

We have audited the financial statements of The Arvind Overseas (Mauritius) Limited set out on pages 3 to 16 which have been prepared on the basis of the accounting policies set out on pages 7 and 8.

Respective responsibilities of directors and auditors

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and for ensuring that the financial statements comply with the Companies Act 2001 taking into account the Order dated March 27, 2002 made by the Registrar of Companies under Section 224(2) of the Companies Act 2001 authorising them to prepare and present financial statements in relation to an accounting period commencing prior to December 1, 2001 in accordance with Mauritius Accounting and Auditing Standards Act, 1989. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing. Our audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have no relationship with, or any interests in, the company other than in our capacity as auditors, tax and business advisers.

Opinion

In our opinion :

We have obtained all such information and explanations which we considered necessary;

(a) proper accounting records have been kept by the company as far as it appears from our examination of those records;

(b) the financial statements give a true and fair view of the state of affairs of the company as at March 31, 2002 and of its results and cash flows for the year then ended and comply with the *Companies Act 2001 taking into account the Order dated March* 27, 2002 made by the Registrar of Companies and have been properly prepared in accordance with and comply with Mauritius Accounting Standards.

DE CHAZAL DU MEE & CO.
Chartered Accountants

Port Louis, Mauritius
27th August, 2002

BALANCE SHEET AS AT MARCH 31, 2002

ASSETS EMPLOYED	NOTES	2002 MAU Rs.	2001 MAU Rs.
NON-CURRENT ASSETS			
Property, plant and equipment	2	**125,473,629**	148,171,445
Intangible assets	3	**150,456**	—
		125,624,094	148,171,445
CURRENT ASSETS			
Inventories	4	**96,605,472**	72,432,974
Trade and other receivables	5	**94,718,680**	108,342,209
Cash and bank balances		**4,560,631**	1,902,190
		195,884,783	182,677,373
CURRENT LIABILITIES			
Trade and other payables	6	**207,271,723**	200,316,339
Borrowings	7	**53,076,933**	100,986,374
		260,348,656	301,302,713
NET CURRENT LIABILITIES		**(64,463,873)**	(118,625,340)
		61,160,221	29,546,105
FINANCED BY			
Capital and reserves			
Share Capital	8	**184,740,012**	184,740,012
Revenue Deficit	9	**(158,677,791)**	(187,849,307)
Shareholders' Interests		**26,062,221**	(3,109,295)
Non-current liabilities			
Borrowings	7	**35,098,000**	32,655,400
		61,160,221	29,546,105

These accounts have been approved by the Board of Directors on :

ARVIND N. LALBHAI DIRECTOR
SANJAY S. LALBHAI DIRECTOR

The notes on pages 7 to 16 form an integral part of these financial statements.
Auditors' Report on page 2

PROFIT AND LOSS ACCOUNT - YEAR ENDED MARCH 31, 2002

	NOTES	Year ended March 31, 2002 Rs.	3 months ended March 31, 2001 Rs.
Sales	10	**446,857,635**	70,558,611
Cost of sales		**374,146,152**	59,795,286
Gross Profit		**72,711,483**	10,763,325
Other operating income		**2,096,087**	320,962
Distribution costs		**(6,124,058)**	(1,005,416)
Administrative expenses		**(18,158,521)**	(4,024,413)
Other operating expenses		**(6,045,055)**	(1,536,716)
Operating profit	11	**44,479,936**	4,517,742
Net finance costs	12	**(15,308,420)**	(6,191,499)
Profit for the year/(Loss) for the period		**29,171,516**	(1,673,757)
Earnings/(Loss) per share	13	**15.79**	(0.91)

The notes on pages 7 to 16 form an integral part of these financial statements.
Auditors' Report on page 2

STATEMENT OF CHANGES IN EQUITY - YEAR ENDED MARCH 31, 2002

	Share Capital Rs.	Revenue Deficit Rs.	Total Rs.
Balance at January 1, 2001	184,740,012	(177,524,085)	7,215,927
Intangibles written off (note(a))	—	(8,651,465)	(8,651,465)
Net loss	—	(1,673,757)	(1,673,757)
Balance at March 31, 2001	**184,740,012**	**(187,849,307)**	**(3,109,295)**
Balance at April 1, 2001	184,740,012	(187,849,307)	(3,109,295)
Profit for the year	—	29,171,516	29,171,516
Balance at March 31, 2002	**184,740,012**	**(158,677,791)**	**26,062,221**

Note (a) : The carrying value of intangibles (which comprised preliminary and pre-operational expenses and expenditure on fabric capacity expansion) has been written off following the application of MAS 29, "Intangible Assets".

The notes on pages 7 to 16 form an integral part of these financial statements. Auditors' Report on page 2.

CASH FLOW STATEMENT - YEAR ENDED MARCH 31, 2002

	NOTES	2002 Rs.	2001 Rs.
OPERATING ACTIVITIES			
Cash generated from operations	14(a)	**66,579,488**	5,466,003
Interest received		**15,817**	21,351
Interest paid		**(13,630,114)**	(6,207,850)
Net cash generated from/(used in) operating activities		**52,965,191**	(720,496)
INVESTING ACTIVITIES			
Purchase of fixed assets		**(2,397,309)**	(601,647)
Proceeds from sale of fixed assets		**—**	80,000
Net cash absorbed in investing activities		**(2,397,309)**	(521,647)
FINANCING ACTIVITIES			
Finance term repayments		**(141,660)**	—
Loans repaid		**(31,000,000)**	(86,946)
Net cash absorbed in financing activities		**(31,141,660)**	(86,946)
Net increase/(decrease) in cash and cash equivalents		**19,426,222**	(1,329,089)
Cash and cash equivalents at April 1,		**(67,942,524)**	(66,613,435)
Net (decrease)/increase in cash and cash equivalents		**19,426,222**	(1,329,089)
Cash and cash equivalents at March 31	14(b)	**(48,516,302)**	(67,942,524)

The notes on pages 7 to 16 form an integral part of these financial statements. Auditors' Report on page 2

NOTES ON ACCOUNTS

NOTES ON ACCOUNTS YEAR ENDED MARCH 31, 2002

1. **ACCOUNTING POLICIES**

The principal accounting policies adopted by the company are as follows:

(a) **Going concern**

The company meets its day to day working capital requirements through continued financial support and credit facilities available from its holding company and its bankers.

The holding company has given its undertaking to financially support the company. On this basis, the directors consider it appropriate to prepare the accounts on a going concern basis. The accounts do not include any adjustments that would result from a withdrawal of the financial support of the holding company and its bankers.

(b) **Basis of Accounting**

The accounts are prepared under the historical cost convention and in accordance with and comply with Mauritius Accounting Standards.

(c) **Property, plant and equipment**

All property, plant and equipment are recorded at historical cost less depreciation. Depreciation is calculated on the straight line method to write off the cost of assets to their residual values over their estimated useful lives as follows:

Leasehold land and buildings	5%
Plant and Machinery	10%
Motor vehicles	20%
Electrical equipment	10 - 20%
Furniture Fixtures and Fittings	10 - 20%
Other items	10%

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

(d) **Inventories**

Inventories are valued at the lower of cost and net realisable value. Cost is determined on a first in first out basis. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads, but excludes interest expenses. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

(e) **Foreign currencies**

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the profit and loss account. Such balances are translated at year end exchange rates.

(f) **Intangible assets**

Intangible assets which include software are initially recorded at cost and amortised using the straight-line method over a period of 5 years.

(g) **Finance leases**

Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the profit and loss account over the lease period. The plant and equipment acquired under finance leasing contracts is depreciated over the useful life of the asset.

(h) **Deferred Income taxes**

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

The principal temporary differences arise from depreciation on property, plant and equipment and tax losses carried forward. Deferred tax assets relating to the carryforward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

(i) **Revenue Recognition**

Sales are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of value added taxes and discounts.

(j) **Impairment of assets**

At each balance sheet date, the company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset the company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another Standard, in which case the impairment loss is treated as a revaluation decrease under that Standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset in increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had not impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another Standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other Standard.

2. **PROPERTY, PLANT AND EQUIPMENT**

	Leasehold Land Rs.	Building on Leasehold Land Rs.	Plant & Machinery Rs.	Motor Vehicles Rs.	Electrical Equipments Rs.	Furniture Fixture & Fittings Rs.	Other Items Rs.	Total Rs.
Cost								
At April 1, 2001	15,320,845	68,591,766	160,672,551	4,383,557	28,605,273	9,583,068	1,947,022	289,104,082
Additions	—	—	1,092,422	—	175,774	1,048,568	80,545	2,397,309
Disposals	—	—	—	—	—	—	—	—
Transfers (note 3)	—	—	—	—	—	(481,015)	—	(481,015)
At March 31, 2002	**15,320,845**	**68,591,766**	**161,764,973**	**4,383,557**	**28,781,047**	**10,150,621**	**2,027,567**	**291,020,376**
Depreciation								
At April 1, 2001	4,532,931	20,337,326	89,673,087	3,675,941	16,313,735	5,557,935	841,682	140,932,637
Charge for the year	766,056	3,429,578	16,006,866	323,021	2,892,739	1,328,165	198,235	24,944,660
Disposals adjustments	—	—	—	—	—	—	—	—
Transfers (note 3)	—	—	—	—	—	(330,550)	—	(330,550)
At March 31, 2002	**5,298,987**	**23,766,904**	**105,679,953**	**3,998,962**	**19,206,474**	**6,555,550**	**1,039,917**	**165,546,747**
Net Book Values								
At March 31, 2002	10,021,858	44,824,862	56,085,020	384,595	9,574,573	3,595,071	987,650	125,473,629
At March 31, 2001	10,787,914	48,254,440	70,999,464	707,616	12,291,538	4,025,133	1,105,340	148,171,445

NOTES ON ACCOUNTS

	2002 Rs.	2001 Rs.
(a) Plant and machinery and motor vehicles comprise leased assets as shown below:		
Cost - capitalised finance leases	—	1,047,000
Accumulated depreciation	—	(535,640)
Net book value	—	511,360

3. INTANGIBLE ASSETS

	2002 Computer Software Rs.
Cost	
At April 1, 2001	—
Transfer (Note 2)	481,015
At March 31, 2002	481,015
Amortisation	
At April 1, 2001	—
Transfer (Note 2)	330,550
At March 31, 2002	330,550
Net Book Values	
At March 31, 2002	150,465
At March 31, 2001	—

4. INVENTORIES

	2002 Rs.	2001 Rs.
Finished goods – Fabrics (at net realisable value)	26,749,896	24,877,059
– Garments (at net realisable value)	50,000	109,440
Raw materials (at cost)	44,203,939	22,131,336
Work in progress (at cost)	11,192,625	12,986,708
Raw materials in transit (at cost)	7,389,264	6,112,238
Spare parts and accessories (at cost)	6,443,619	6,141,869
Spare in transit (at cost)	576,129	74,324
	96,605,472	72,432,974

5. TRADE AND OTHER RECEIVABLES

	2002 Rs.	2001 Rs.
Bills receivable	89,354,942	104,039,043
Amount due from group companies :		
- Holding company	1,554,655	—
- Fellow subsidiary	—	97,478
Other receivables and prepayments	3,809,082	4,205,688
	94,718,679	108,342,209

6. TRADE AND OTHER PAYABLES

	2002 Rs.	2001 Rs.
Trade creditors	7,073,825	8,053,586
Export bills discounted	56,174,312	78,292,556
Bills payable	28,625,463	15,244,144
Amounts due to group companies:		
- Bills payable to Holding company	2,127,172	7,559,622
- Bills payable to associated companies	89,558,964	67,807,671
Other payables and accruals	23,711,987	23,358,760
	207,271,723	200,316,339

7. BORROWINGS

	2002 Rs.	2001 Rs.
Current		
Bank overdraft	53,076,933	69,844,714
Portions of loan capital payable within one year (See note (b) below)	—	31,000,000
Leasing finance payable within one year (See note (c) below)	—	141,660
	53,076,933	100,986,374
Non-current		
Loan from holding company	35,098,000	32,655,400
Loan capital excluding obligations under finance leases (See note (b) below)	35,098,000	32,655,400
Total borrowings	88,174,933	133,641,774

(a) The borrowings include secured liabilities on floating charge amounting to Rs. 53,076,933 (2001 : Rs. 31,141,660)

(b) Loan capital (excluding obligations under finance leases) can be analysed as follows:

	2002 Rs.	2001 Rs.
(i) 11.5% secured Mauritian Rupee loan repayable by instalments falling due for repayment on April 30, 2001 & October 31, 2001	—	31,000,000
Less repayable within one year	—	(31,000,000)
	—	—
(ii) 6% unsecured USD loan from holding company with no fixed repayment terms repayable after one and before five years	35,098,000	32,655,400
	35,098,000	32,655,400

	2002 Rs.	2001 Rs.
(c) Finance lease liabilities - minimum lease payments:		
Not later than 1 year	—	146,937
Later than 1 year and not later than 5 years	—	—
	—	146,937
Future finance charges on finance leases	—	(5,277)
Present value of finance lease liabilities	—	141,660
Representing lease Liabilities :		
- current	—	141,660
- non-current	—	—
	—	141,660

8. SHARE CAPITAL

	2002 Rs.	2001 Rs.
Authorised		
2,500,000 ordinary shares of Rs.100 each	250,000,000	250,000,000
Issued and fully paid		
Ordinary shares of Rs.100 each	184,740,012	184,740,012

9. REVENUE DEFICIT

	2002 Rs.	2001 Rs.
At April 1,	(187,849,307)	(177,524,085)
Intangibles written off	—	(8,651,465)
Profit for the year/(loss) for the year/period	29,171,516	(1,673,757)
At March 31	(158,677,791)	(187,849,307)

10. TURNOVER

Turnover is based on the invoiced value of all sales of goods less discounts, VAT, allowances and returns.

11. OPERATING PROFIT

	2002 Rs.	2001 Rs.
The operating profit for the year/(period) is arrived at after charging:		
Depreciation - owned assets	24,944,660	6,219,483
- leased assets	—	47,189
Staff costs (see note (a) below)	20,771,130	5,832,774
Auditors' remuneration	220,000	60,000
Cost of inventory recognised as expense	315,174,174	46,763,385
Directors' emoluments	—	—

	2002 Rs.	2001 Rs.
(a) Analysis of staff costs :		
Wages and salaries	19,899,734	5,612,233
Social security costs	871,396	220,541
	20,771,130	5,832,774
The number of employees at the end of the year/(period) was :		
– Production	166	164
– Administration	30	32
	196	196

NOTES ON ACCOUNTS

	2002 Rs.	2001 Rs.
12. FINANCE COSTS		
Interest Income	(15,817)	(21,351)
Exchange differences	1,694,123	2,069,770
Interest expenses		
Bank overdrafts	4,311,606	1,740,917
Bank loans repayable by instalment *between one and five years*	1,349,562	917,260
Export bills discounted	5,900,642	991,451
Finance leases	4,110	6,088
Interest on loan from group company not repayable by instalment	2,064,194	487,364
	13,630,114	4,143,080
Net finance costs	15,308,420	6,191,499

13. EARNINGS/(LOSS) PER SHARE

	2002	2001
Earnings/(Loss) per share (share of Rs. 100 each)	15.79	(0.91)
Based on :		
Profit/(Loss) for the year/period	29,171,516	(1,673,757)
Number of ordinary shares in issue	1,847,400	1,847,400

14. NOTES TO THE CASH FLOW STATEMENT

(a) **Cash generated from operations**

Reconciliation of profit (loss) before tax to cash generated from operations:

	2002 Rs.	2001 Rs.
Profit/Loss on ordinary activities	29,171,516	(1,673,757)
Adjustments for:		
Depreciation	24,944,660	6,266,672
Profit on sale of fixed assets	—	(80,000)
Unrealised loss on exchange	2,442,600	458,851
Interest income	(15,817)	(21,351)
Interest expense	13,630,114	6,212,850
	70,173,073	11,163,265
Changes in working capital:		
- inventories	(24,172,498)	18,441,930
- trade and other receivables	13,623,529	(2,662,312)
- trade and other payables	6,955,384	(21,476,880)
Cash generated from operations	66,579,488	5,466,003

(b) **Cash and cash equivalents**

Cash and cash equivalents consist of cash on hand and balances with banks and comprise the following balance sheet amounts :

	2002 Rs.	2001 Rs.
Cash in hand and Bank balances	4,560,631	1,902,190
Bank overdrafts	(53,076,933)	(69,844,714)
	(48,516,302)	(67,942,524)

15. TAXATION

Deferred income tax assets are recognised for tax losses carried forward only to the extent that realisation of related tax benefit is probable. The company has tax losses of Rs. 224,040,802 (2001 : Rs. 225,171,050) to carry forward against future taxable income, which have not been recognised in these accounts due to uncertainty of their recoverability.

16. EMPLOYEE RETIREMENT AND OTHER BENEFIT OBLIGATIONS

No provision has been made in respect of employee retirement and other benefit obligations. The company holds an Export Enterprise Certificate delivered under the Industrial Expansion Act, 1993 (amended). As provided in the Act, Section VI of the Labour Act in respect of severance allowance (except in cases of unjustified dismissal) does not apply. Besides the company does not have any pension scheme or other post employment benefits scheme or any contracted agreement binding itself to the employees.

17. RELATED PARTY TRANSACTIONS

The company, The Arvind Overseas (Mauritius) Limited is incorporated in the Republic of Mauritius and is a subsidiary of The Arvind Mills Limited, which is incorporated in India. Details of transactions with the related parties are as follows :

	Purchase of goods or services Rs.	Sales of goods or services Rs.	Management fees/financial charges Rs.	Loans or guarantees Rs.	Amount owed to related parties Rs.	Amount owed by related parties Rs.
2001						
Holding company	2,127,172	—	7,884,995	35,098,995	2,127,172	1,554,655
Fellow subsidiaries	—	212,687,739	—	—	89,558,960	—
2000						
Holding company	559,622	—	4,839,363	32,655,400	7,559,622	—
Fellow subsidiaries	—	—	—	—	67,807,671	97,478

Transactions with related parties are done at arm's length on normal commercial terms and in the normal course of business.

18. FINANCIAL SUMMARY

	Year ended March 31, 2002 Rs.	3 months ended March 31, 2001 Rs.	2000 Rs.	1999 Rs.	1998 Rs.
Issued and fully paid share capital	184,740,012	184,740,012	184,740,012	184,740,012	171,004,100
Profit/(Loss) before tax	29,171,516	(1,673,757)	(13,652,524)	(66,283,817)	(76,984,813)
Profit/(Loss) after tax	29,171,516	(1,673,757)	(13,652,524)	(66,283,817)	(76,984,813)
Revenue deficit	(158,677,791)	(187,849,307)	(177,524,085)	(163,871,561)	(97,587,744)
Dividends	—	—	—	—	—

19. REGISTERED OFFICE

The registered office of the company is at Port Louis, Mauritius and the place of business is at La Tour Koening, Pointe aux sables.

20. HOLDING COMPANY

The directors regard The Arvind Mills Ltd., incorporated in India, as the immediate and ultimate holding Company.

DIRECTORS' REPORT

Your Directors submit their Annual Report along with Audited Financial Statements for the financial year ending 31st March, 2002.

In the face of adverse marketing conditions, the Company had curtailed its activities from the second half of the year, 1998. Since then, it has not been possible to revive operations due to the financial problems being faced by the Company. In view of some of the advances and receivables from debtors having become irrecoverable due to the curtailment of operations, your Board of Directors, has written it off from the books resulting into net loss of DM 1052659 for the year. The net worth of the Company is negative.

By Order of the Board
Sanjay S. Lalbhai
Director

Ahmedabad
25th July, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of Big Mill Lauffenmuhle GMBH, Germany as at March, 2002 and also the annexed Profit and Loss Account for the period 1st April, 2001 to 31st March, 2002 on that date. These financial statement are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Subject to our notes on financial statement we report that.

1. We have obtained all the informations, which to the best of our knowledge and belief, were necessary for the purpose of our audit.
2. In our opinion, Proper books of accounts have been kept by the Company so far as appears from examination of the books of accounts.
3. The Balance Sheet and Profit and Loss Account are in agreement with the books of account.
4. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required and give a true and fair view.
   a) in case of balance sheet of the State of Affairs of the Company as at 31st March, 2002 and
   b) in case of profit and loss account of the loss for the period ended on that date.

For **G. A. Sheth & Co.**
Chartered Accountants

(Gaurav A. Sheth)
Partner

Ahmedabad,
25th July, 2002

BALANCE SHEET AS AT 31ST MARCH, 2002

	Notes	March 2002 DM	March 2002 DM	March 2001 DM	March 2001 DM
Fixed Assets					
Tangible Assets	6		—		—
Current Assets					
Stock:					
Debtors	7	—		1,118,047	
Cash at Bank and in hand		165,616		164,733	
			165,616	1,282,780	
Creditors					
Amounts falling due	8	1,792,900		1,857,405	
Net Current Liabilities			-1,627,284		-574,625
Total Assets less Current Liabilities			-1,627,284		-574,625
Capital and Reserves					
Called up Share Capital	9		500,000		500,000
Profit and Loss Account	10		-2,127,284		-1,074,625
Total Shareholders Funds	11		-1,627,284		-574,625

Notes Forming Part of Accounts
As per our Report attached

The Financial Statements were approved by the Directors on

For G. A. Seth & co.
Chartered Accountants

(Gaurav A. Sheth)
Partner

SANJAY S. LALBHAI
ARVIND N. LALBHAI
Directors

Ahmedabad
25th July, 2002

PROFIT AND LOSS ACCOUNT FOR THE PERIOD FROM APRIL, 2001 TO 31ST MARCH, 2002

	Notes	March 2002 DM	March 2001 DM
Turnover			
Cost of Sales		—	—
Gross Profit		—	—
Administrative Expenses		1,052,942	1,015
Operating Loss	2	-1,052,942	-1,015
Investment Income and Interest Receivable	3	283	1,592
Profit/Loss on Ordinary Activities before Taxation		-1,052,659	577
Tax on Loss on Ordinary Activities	5	—	—
Profit/Loss on Ordinary Activities after Taxation		-1,052,659	577

Notes Forming Part of Accounts
As per our Report attached

The Financial Statements were approved by the Directors on

For G. A. Seth & co.
Chartered Accountants

(Gaurav A. Sheth)
Partner

SANJAY S. LALBHAI
ARVIND N. LALBHAI
Directors

Ahmedabad
25th July, 2002

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM APRIL, 2001 TO 31ST MARCH, 2002

1. **STATEMENT OF ACCOUNTING POLICIES**

The financial statements have been prepared under the historical cost convention.

Cash Flow

The accounts do not include a cash flow statement because the branch, as a small reporting entity, is exempt from the requirement to prepare such a statement under Financial Reporting Standard 1: "Cash Flow Statements".

Foreign Currencies

Assets and liabilities in foreign currencies are translated into German DEM at the rates of exchange ruling at the Balance Sheet date. Transactions in foreign currencies are translated into German DEM at the rate of exchange ruling at the date of the transaction. Exchange differences are taken into the profit and loss account for the year.

		March 2002 DM	March 2001 DM
2.	**OPERATING PROFIT / LOSS**		
	Operating Profit / Loss is stated after crediting :		
	Profit on Foreign Currencies	1,047	—
3.	**INVESTMENT INCOME AND INTEREST RECEIVABLE**		
	Interest received and receivable		
	Bank Interest	283	—
4.	**INFORMATION ON DIRECTOR AND EMPLOYEES**		
	Staff Costs :		
	Wages and Salaries	—	—
	Social Security Costs	—	—
		—	—
5.	**TAX ON PROFIT / LOSS ON ORDINARY ACTIVITIES**		
	There is no liability to corporation tax in the year		

		Fixtures and Fittings DM	Fixtures and Fittings DM
6.	**TANGIBLE FIXED ASSETS**		
	Net Book Value :		
	At 31 March, 2001	—	—
	At 31 December, 1999	—	—
7.	**DEBTORS**		
	Trade Debtors	—	870,823
	Other Debtors	—	247,224
		—	1,118,047
8.	**CREDITORS**		
	Amounts falling due within one year :		
	Trade Creditors	—	64,505
	Amounts owed to group undertakings	1,792,900	1,792,900
	Other creditors	—	—
		1,792,900	1,857,405
9.	**SHARE CAPITAL**		
	Authorised		
	Equity Interests	500,000	500,000
	Allotted, called up and fully paid :		
	Equity Interests	500,000	500,000

		March 2002 DM	March 2001 DM
10.	**PROFIT AND LOSS ACCOUNT**		
	Accumulated loss as at 1st April, 2001	-1,074,625	-1,075,202
	Profit / Loss for the year	-1,052,659	577
	Accumulated Loss as at 31st March, 2002	-2,127,284	-1,074,625
11.	**RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS**		
	Loss for the year	-1,052,659	577
	Opening head office funds	-574,625	-575,202
	Closing head office funds	-1,627,284	-574,625
	Represented by :		
	Equity Interests	-1,627,284	-574,625

DETAILED TRADING AND PROFIT AND LOSS ACCOUNT FOR THE PERIOD FROM APRIL, 2001 TO 31ST MARCH, 2002

	March 2002		March 2001	
	DM	DM	DM	DM
TURNOVER				
Sales		—		—
COST OF SALES				
Opening Stock	—		—	
Purchases including transportation	—		—	
Closing Stock	—		—	
		—		—
GROSS PROFIT		—		—
ADMINISTRATIVE EXPENSES		1,052,942		1,015
OPERATING LOSS		-1,052,942		1,015
OTHER INCOME AND EXPENSES				
Interest receivable				
Bank deposit interest		283		1,592
NET PROFIT/LOSS FOR THE YEAR		-1,052,659		577

ADMINISTRATIVE EXPENSES FOR THE PERIOD FROM APRIL, 2001 TO 31ST MARCH, 2002

	March 2002 DM	March 2001 DM
ADMINISTRATIVE EXPENSES		
Telephone	—	344
Office expenses	—	144
Bank charges	447	996
Band and doubtful debts	1,053,542	4,283
Profit/Loss on foreign exchange	-1,047	-4,752
TOTAL ADMINISTRATIVE EXPENSES	1,052,942	1,015

AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF THE ARVIND MILLS LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE ARVIND MILLS LIMITED AND ITS SUBSIDIARIES.

1. We have examined the attached Consolidated Balance Sheet of The Arvind Mills Limited and its subsidiaries as at 31st March, 2002 and the Consolidated Profit and Loss Account for the period 1st October, 2001 to 31st March, 2002.

2. These consolidated financial statements are the responsibility of the Arvind Mills' management. Our responsibility is to express an opinion on these financial statements based on our audit. We have conducted our audit in accordance with the generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of one subsidiary whose financial statement reflects total assets of Rs. 211.94 crores as at 31st March, 2002 and total revenues of Rs. 1.38 crores for the period 1st October, 2001 to 31st March, 2002. This financial statement has been audited by another auditor, whose report has been furnished to us and our opinion, insofar as it relates to the amount included in respect of this subsidiary, is based solely on the report of the other auditor.

4. We did not audit the financial statements of the 10 subsidiaries as referred in Note No. 3 of Schedule 17 whose financial statements are for a period of 12 months ending 31st March, 2002. These financial statements reflect :

   (a) Total Assets of Rs. 354.08 Crores as at 31st March, 2002, which have been audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amount included in respect of these subsidiaries, is based solely on the report of the other auditors.

   (b) Total Revenues of Rs. 272.71 Crores for the period 1st October, 2001 to 31st March, 2002, which were redrawn by the management of the Company to make them comparable with the period of accounts of the Holding Company. The same has been considered for the purpose of consolidation and accepted as correct by us.

5. We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21 - Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of The Arvind Mills Limited and its subsidiaries included in the consolidated financial statements.

   On the basis of the information and explanations given to us, and on the consideration of the separate audit reports on individual audited financial statements of The Arvind Mills Limited and its aforesaid subsidiaries, we are of the opinion that :

   (a) the Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of The Arvind Mills Limited and its subsidiaries as at 31st March, 2002 and

   (b) the Consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of The Arvind Mills Limited and its subsidiaries for the period 1st October, 2001 to 31st March, 2002.

For **Sorab S. Engineer & Co.**
Chartered Accountants

N.D. Anklesaria
Partner

Ahmedabad, August 30, 2002

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedule	Rs. in crores As at 31.03.2002
SOURCES OF FUNDS		
Shareholders' Funds		
Share Capital	1	209.55
Reserves and Surplus	2	1050.50
		1260.05
Minority Interest (Note No 6 - "f")		83.54
Loan Funds		
Secured Loans	3	1707.11
Unsecured Loans	4	562.97
		2270.08
Deferred Tax Liabilities (Net)		7.73
Total		3621.40
APPLICATION OF FUNDS		
Fixed Assets	5	
Gross Block		2853.61
Less: Depreciation		380.68
Net Block		2472.93
Capital work in progress		40.69
		2513.62
Investments	6	21.58
Current Assets, Loans & Advances	7	
Inventories		369.67
Sundry Debtors		178.32
Cash and Bank Balances		296.05
Other Current Assets		26.58
Loans and Advances		162.70
		1033.32
Less : **Current Liabilities and Provisions**	8	
Liabilities		381.98
Provisions		12.34
		394.32
Net Current Assets		639.00
Debit Balance in Profit and Loss Account		447.20
Total		3621.40
Notes Forming Part of Accounts	17	

As per our report attached
For **Sorab S. Engineer & Co.**
Chartered Accountants

N.D. Anklesaria
Partner

Ahmedabad, 30th August, 2002

SANJAY S. LALBHAI Managing Director
NAISHADH I. PARIKH Director
SONALI N. NARASIMHAN Asst. Secretary

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE PERIOD OF 6 MONTHS ENDED ON 31ST MARCH, 2002

	Schedule	Rs. in crores 2001-2002
INCOME :		
Sales and Operating Income	9	919.92
Other Income	10	13.63
		933.55
EXPENSES :		
Raw Materials Consumed		279.64
Purchase of Finished goods		41.39
Employees' Emoluments	11	68.18
Others	12	344.58
Interest & Finance Costs (Net)	13	99.27
Depreciation		102.61
Decrease/(Increase) in Stocks	14	51.62
		987.29
Profit/(Loss) before Taxes and Extra-ordinary items		(53.74)
Provision for Taxes Current tax		(0.02)
Deferred Tax (Net)	15	(9.30)
Profit/(Loss) before Extra-ordinary items		(63.06)
Extra-ordinary items (Net)	16	(0.15)
Profit/(Loss) for the year		(63.21)
Balance as per last year's Balance Sheet		(891.87)
Transferred from General Reserve		32.59
Transferred from Debenture Redemption Reserve(Net)		18.66
		(903.83)
Setoff Against Reconstruction Reserve (Note No. 18)		456.63
		(447.20)
Balance carried to Balance Sheet		(447.20)
		(447.20)
Earning Per Share - Basic (Rs.) (Note No. 15)		(5.01)
Notes Forming Part of Accounts	17	

As per our report attached
For **Sorab S. Engineer & Co.**
Chartered Accountants

N.D. Anklesaria
Partner

Ahmedabad, 30th August, 2002

SANJAY S. LALBHAI Managing Director
NAISHADH I. PARIKH Director
SONALI N. NARASIMHAN Asst. Secretary

SCHEDULES FORMING PART OF THE CONSOLIDATED ACCOUNTS

	Rs. in crores As at 31.03.2002
SCHEDULE 1 : SHARE CAPITAL	
AUTHORISED	
23,00,00,000 Equity Shares of Rs.10/- each	230.00
90,00,000 Preference Shares of Rs.100/- each	90.00
	320.00
ISSUED & SUBSCRIBED	
EQUITY SHARES	175.96
17,59,62,404 Equity Shares of Rs.10/- each fully paid up.	
Less : Unpaid Allotment Money	
(i) By Directors	—
(ii) By Others	35.91
	140.05
PREFERENCE SHARES	
30,00,000 6% Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	30.00
50,000, 6% Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	0.50
8,00,000, 13.5% Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	8.00
50,000, 12% Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	0.50
50,000, 11.5% Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	0.50
30,00,000, 6% Redeemable Cumulative Non-convertible Preference Shares of Rs.100/- each	30.00
	69.50
	209.55
SCHEDULE 2 : RESERVES AND SURPLUS	
CAPITAL RESERVE	
As per last Balance Sheet	0.68
Add : Remission of Principal Amount (Net) (Note No.18)	1.09
	1.77
CAPITAL RESERVE ON CONSOLIDATION	
Created on account of consolidation (Note No. 17)	246.17
SHARE PREMIUM ACCOUNT	
As per last Balance Sheet	771.25
Less : Share Issue Expenses Adjusted	1.59
	769.66
DEBENTURE REDEMPTION RESERVE	
As per last Balance Sheet	50.20
Less: Transferred to Profit & Loss Account (Net)	18.66
	31.54
GENERAL RESERVE	
As per last Balance Sheet	36.06
Less : Transferred to Profit & Loss Account	32.59
Less : Deferred tax adjustment on initial adoption (Note : 16)	3.47
	—
AMALGAMATION RESERVE	
As per last Balance Sheet	0.42
INVESTMENT ALLOWANCE RESERVE	
As per last Balance Sheet	0.03
INVESTMENT ALLOWANCE (UTILISED) RESERVE	
As per last Balance Sheet	0.91
RECONSTRUCTION RESERVE	
Created during the year under the scheme (Note No. : 18)	
Less : Setoff against Debit Balance of	456.63
Profit & Loss Account	456.63
	—
	1050.50
SCHEDULE 3 : SECURED LOANS	
DEBENTURES	176.88
Add : Funded Interest	2.65
Add : Interest accrued and due	1.52
	181.05
FROM BANKS	
Cash Credit and other facilities	345.12
Term Loans	463.81
Add : Funded Interest	32.70
Add : Interest accrued and due	30.56
	527.07
FROM FINANCIAL INSTITUTIONS AND OTHERS	477.78
Add : Funded Interest & Other Financial Facilities	129.95
Add : Interest accrued and due	46.14
	653.87
	1707.11
SCHEDULE 4 : UNSECURED LOANS	
DEBENTURES	9.00
Fixed Deposit from	
Public	3.22
Others	—
	3.22
Loans from	
Banks	420.99
Financial Institutions & Others	107.63
	528.62
Add : Funded Interest & Other Financial Facilities	16.76
Add : Interest accrued and due	5.37
	550.75
	562.97

SCHEDULES FORMING PART OF THE CONSOLIDATED ACCOUNTS

SCHEDULE 5 : FIXED ASSETS

Rs. in crores

Assets	GROSS BLOCK				DEPRECIATION				NET BLOCK
	As on 30/09/2001	Additions Oct. 01 to Mar. 02	Deduction Oct. 01 to Mar. 02	As on 31/03/2002	As on 30/09/2001	Addition Oct. 01 to Mar. 02	Deductions Oct. 01 to Mar. 02	As on 31/03/2002	As on 31/03/2002
Goodwill on Consolidation	—	182.29	—	182.29	—	—	—	—	182.29
Owned Assets									
Goodwill	55.41	—	—	55.41	2.66	0.89	—	3.55	51.86
Brands, Know how and Licence Fee	87.79	—	—	87.79	13.72	4.66	—	18.38	69.41
Freehold Land	323.10	0.04	6.21	316.93	—	—	—	—	316.93
Leasehold Land	161.06	—	—	161.06	0.81	0.06	—	0.87	160.19
Buildings	397.90	0.27	14.33	383.84	21.86	7.21	0.19	28.88	354.96
Leasehold Improvements	1.59	0.01	(0.20)	1.80	0.57	0.26	(0.03)	0.86	0.94
Machineries	1606.29	6.27	2.38	1610.18	229.30	87.01	0.44	315.87	1294.31
Machinery given on lease	9.76	—	1.65	8.11	2.52	0.47	1.31	1.68	6.43
Motor Vehicles	6.31	0.61	0.21	6.71	1.60	0.34	0.05	1.89	4.82
Office Machinery & Dead Stocks	45.18	0.54	6.23	39.49	7.94	1.71	0.95	8.70	30.79
Total	**2694.39**	**190.03**	**30.81**	**2853.61**	**280.98**	**102.61**	**2.91**	**380.68**	**2472.93**
Capital Work-in Progress including advance for capital expenditure									40.69
									2513.62

Note:
a) Freehold land includes Rs. 13.90 crores being the revalued amount of plot of land owned by a society wherein Company has right to its membership.
b) Buildings includes Rs. 1.26 crores in respect of ownership flats in Co-operative Housing Society and Rs. 2,500/- in respect of shares held in Co-operative Housing Society.
c) Gross Block is reduced by Rs. 4.96 crores being the amount reduced on revaluation as at 01/10/2001 and debited to Profit & Loss Account as loss on revaluation.
d) Freehold land includes Rs.1.15 crores relating to land at Peenya, Bangalore, which is pending registration in favour of the Company.
e) Freehold land includes Rs. 0.34 crore in respect of land acquired on lease cum sale basis from Karnataka Industrial Area Development Board (KIADB). The registration of land in favour of the Company will be done on completion of lease period.

Rs. in crores

	As at 31.03.2002
SCHEDULE 6 : INVESTMENTS (AT COST) **	
GOVERNMENT SECURITIES (QUOTED)	—
GOVERNMENT SECURITIES (UNQUOTED)	0.01
TRADE INVESTMENTS (QUOTED)	
Fully Paid Equity Shares	9.41
TRADE INVESTMENTS (UNQUOTED)	
Fully Paid Equity Shares	1.59
OTHER INVESTMENTS	
Fully Paid Equity Shares (Quoted)	0.20
Fully Paid Equity Shares (Unquoted)	5.90
Fully Paid Preference Shares (Unquoted)	1.00
Fully paid Debentures/Bond/Units (Quoted)	3.35
Fully paid Debentures/Bond/Units (Unquoted)	0.04
Units of Unit Trust of India (Unquoted)	0.08
Total	21.58

Note : ** Investments are held as long term investments and valued at cost unless otherwise stated.

SCHEDULE 7 : CURRENT ASSETS, LOANS AND ADVANCES

	As at 31.03.2002
CURRENT ASSETS	
Inventories	
Stores and Spares	33.76
Fuel	7.48
Stock in trade	
Raw materials	103.13
Finished Goods	144.14
Work-in-Progress	79.46
Waste	1.70
	328.43
	369.67

Rs. in crores

	As at 31.03.2002
Sundry Debtors (Unsecured)	
Outstanding for a period exceeding six months	
Considered good	37.73
Considered doubtful	4.35
Less : Provision	4.35
	0.00
	37.73
Others (Considered good)	140.59
	178.32
Cash & Bank Balances	
Cash on hand	0.82
Cheques on hand	2.63
Funds in Transit	1.14
Bank Balances	
With Scheduled Banks in India	
In Current Accounts (including Rs. 0.95 crore in unpaid dividend accounts)	12.72
In Exchange Earners Foreign Currency A/c.	67.38
In Cash Credit Account	1.19
In Savings Account (Rs. 33,348/-)	
In Fixed Deposit Accounts (Rs. 0.50 crore lodged with banks as security for guarantee facility and (Rs.38,848/-) lodged with Court for ESI case and (Rs.22,000/-) with Government Authorities	205.66
With Banks outside India (In books of foreign subsidiaries)	4.51
	291.46
	296.05

SCHEDULES FORMING PART OF THE CONSOLIDATED ACCOUNTS

	Rs. in crores As at 31.03.2002
Other Current Assets	
Interest accrued	0.83
Other receivables	25.75
	26.58
LOANS & ADVANCES	
(Unsecured,considered good unless stated otherwise)	
Loans & Advances	
Advances Receivable in Cash or kind	112.60
Other Loans	32.08
	144.68
Considered doubtful	0.87
Less : Provision	0.87
	—
Advance tax paid	18.02
	162.70
	1033.32

SCHEDULE 8 : CURRENT LIABILITIES & PROVISIONS	
Current Liabilities	
Acceptances	56.88
Sundry Creditors	
Due to SSI Units	5.00
Others	238.87
Other Liabilities	58.60
Unclaimed dividends	0.95
Interest accrued but not due on loans	21.68
	381.98
Provisions	
Pension	0.92
Taxation	3.30
Others	8.12
	12.34
	394.32

	Rs. in crores 2001-2002
SCHEDULE 9 : SALES AND OPERATING INCOME	
Sales	918.73
Processing Income	1.23
(Loss) on forward exchange contracts (Exports)	(0.04)
	919.92

SCHEDULE 10 : OTHER INCOME	
Income from Investments	
From Other Investments	0.07
(Income Tax deducted Rs. Nil)	
Other Income	5.56
Rent	0.22
(Income tax deducted Rs. 0.03 crore)	
Profit on Sale of Investments (Net)	(0.03)
Excess Provision No Longer required (Net)	7.81
	13.63

SCHEDULE 11 : EMPLOYEES' EMOLUMENTS	
Salaries, Wages, Bonus and Gratuity	58.51
Contribution to Provident Fund and Other Funds	7.90
Welfare Expenses	1.58
	67.99
Managing Directors' Remuneration	0.19
	68.18

	Rs. in crores 2001-2002
SCHEDULE 12 : OTHERS	
Power & Fuel	96.63
Stores consumed	70.98
Processing charges	14.22
Repairs	
Building repairs	0.83
Machinery repairs	23.15
Other repairs	2.82
	26.80
Printing, Stationery and Communication	3.40
Insurance premium	3.50
Rates & Taxes	8.19
Excise Duty	0.65
Rent	3.89
Commission, Brokerage and Discount	18.79
Advertisement Expenses	19.43
Freight, Insurance and Clearing Charges	16.19
Provision for doubtful debt/Advances/Contingencies	2.71
Bad Debts/Advances Written Off	7.92
Fixed Assets Written Off	0.08
Exchange Rate Difference - Others	3.64
Loss on sale of fixed assets (Net)	12.24
Diminution in Value of Investments	0.83
Directors fees (Rs. 34,000/-)	
Auditors Fees	
As Auditors	0.27
In other capacities	0.12
Travelling and Out of Pocket Expenses	0.03
	0.42
Cost Audit Fee	0.01
Other Expenses	34.06
	344.58

SCHEDULE 13 : INTEREST & FINANCE COSTS (NET)	
Interest	
On loans for a fixed period	61.01
Others	23.62
	84.63
Less : Interest Income	
Interest from others	18.07
Net Interest Expenses	66.56
Lease Rent & Expenses	22.67
Other Finance Cost	10.04
	99.27

SCHEDULE 14 : DECREASE/(INCREASE) IN STOCK	
Finished goods, Work-in-progress and Waste	
Closing Stocks	225.30
Opening Stocks	276.92
Decrease/(Increase) in Stock	51.62

SCHEDULE 15 : DEFERRED TAX (NET)	
Deferred Tax Adjustment on initial adoption	(3.00)
Deferred Tax Credits	4.75
Deferred Tax Liabilities	(11.05)
	(9.30)

SCHEDULE 16 : EXTRA-ORDINARY ITEMS (NET)	
Remission of Liability	4.81
Loss on revaluation of Fixed Assets	(4.96)
	(0.15)

SCHEDULES FORMING PART OF THE CONSOLIDATED ACCOUNTS

SCHEDULE 17
NOTES FORMING PART OF CONSOLIDATED ACCOUNTS

1. **Basis of Consolidation**

Basis

i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements and relevant clarifications issued by the Institute of Chartered Accountants of India (ICAI). The Consolidated Financial Statements comprise the financial statements of **The Arvind Mills Limited** and its subsidiaries. Reference in these notes to The Arvind Mills Limited, AML, Company, Parent Company, Companies or Group shall mean to include The Arvind Mills Limited or any of its subsidiaries consolidated in the financial statements, unless otherwise stated.

ii) The Notes and Significant Policies to the Consolidated Financial Statements are intended to serve as a guide for better understanding of the Group's position. In this respect, the Company has disclosed such notes and policies, which represent the needed disclosure.

iii) The financial statements of the subsidiaries, where the reporting period is different, have been redrawn from the audited accounts to conform to the accounting period of six months as adopted by the holding company for the current financial year.

Principles

i) The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expenses. The intra-group balances and intra-group transactions and unrealised profits or losses are fully eliminated.

ii) The excess of cost to the Company of its investments in the subsidiary companies over its share of the equity of the subsidiary companies, at the dates on which the investments in the subsidiary companies are made, is recognised as "goodwill" being an asset in the consolidated financial statements.

iii) Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity subsequent to the dates of investments.

2. The List of Subsidiaries included in the Consolidated Financial Statements are as under :

	Name of Subsidiary	Country of Incorporation	Proportion of Ownership as on 31st March, 2002
1.	Asman Investments Limited	India	100.00%
2.	Arvind Products Limited	India	50.13%
3.	Lifestyle Fabrics Limited	India	71.80%
4.	Arvind Brands Limited	India	100.00%
5.	Arvind Clothing Limited	India	99.99%
6.	Arvind Fashions Limited	India	99.99%
7.	Syntel Telecom Limited	India	100.00%
8.	Omnitalk Wireless Solutions Ltd.	India	100.00%
9.	Arvind Worldwide Inc.	USA	100.00%
10.	Arvind Worldwide (M) Inc.	Mauritius	100.00%
11.	Arvind Overseas Mauritius Limited	Mauritius	100.00%
12.	Big Mill Lauffenmuhle GmbH	Germany	100.00%

3. **Different Reporting Periods**

The names of the subsidiaries of which reporting dates are different from that of the parent company and their reporting dates are :

Name of Subsidiary	Reporting Period
1. Lifestyle Fabrics Limited	12 months ended 31st March, 2002
2. Arvind Brands Limited	12 months ended 31st March, 2002
3. Arvind Clothing Limited	12 months ended 31st March, 2002
4. Arvind Fashions Limited	12 months ended 31st March, 2002
5. Omnitalk Wireless Solutions Ltd.	12 months ended 31st March, 2002
6. Syntel Telecom Limited	12 months ended 31st March, 2002
7. Arvind Worldwide Inc.	12 months ended 31st March, 2002
8. Arvind Worldwide (M) Inc.	12 months ended 31st March, 2002
9. Arvind Overseas Mauritius Limited	12 months ended 31st March, 2002
10. Big Mill Lauffenmuhle GmbH	12 months ended 31st March, 2002

The figures of the Profit and Loss Account for the period 1st October, 2001 to 31st March, 2002 in respect of the above 10 companies have been compiled by the management but have not been audited.

4. **Previous Year's Figures**

As per the transitional provisions of Accounting Standard - 21, the comparative figures for the previous year have not been disclosed as the current year is the first year of presentation of Consolidated Financial Statements.

5. **Significant Accounting Policies**

The Company follows the accrual method of accounting and historical cost convention. The accounts are prepared in accordance with accounting principles generally accepted in India.

The Accounts of the foreign subsidiaries have been prepared in accordance with local laws and applicable accounting standards/generally accepted accounting principles.

A) **Sales and Operating Income**

Sales and operating income includes sale of products, by-products and waste, income from services and foreign exchange differences. Export sales have been accounted on shipment basis. Export incentive have been accounted for on accrual basis.

B) **Valuation of Inventory**

(B.1) The stock of Work-in-progress and Finished goods has been valued at the lower of cost and net realisable value. The cost has been measured on the standard cost basis and includes cost of materials and cost of conversion.

(B.2) All other inventories of stores, consumables, raw materials (Electronics Divisions, Arvind Overseas Mauritius Limited, Lifestyle Fabrics Limited) are valued at cost. The stock of waste is valued at market price. The other raw materials, finished goods and stock at branches are valued at lower of cost and market value. Cost is measured on actual average for the whole year. Excise duty wherever applicable is provided on finished goods lying within the factory and bonded warehouse at the end of the year.

C) **Fixed Assets & Depreciation**

(C.1) The Fixed Assets of the company are stated at cost/revalued cost (if revalued).

(C.2) Depreciation on Revalued Fixed Assets is calculated on the residual life of the assets or as per rates specified in the Schedule XIV to the Companies Act, 1956 whichever is higher.

(C.3) Additions to fixed assets have been stated at cost net of modvat/cenvat.

(C.4) Depreciation on Fixed Assets/additions has been provided on straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956, as existing at the time of capitalisation except in case of Arvind Brands Limited, Arvind Clothing Limited and Arvind Fashions Limited for the following which are based on management's estimates of useful life of the assets concerned :

	Rate of depreciation
Furniture and Fixture (at employee's residence)	18%
Goodwill	10%
Brands, Knowhow and Licence	10%

(C.5) Depreciation for certain assets in the books of Arvind Clothings Limited and Arvind Fashions Limited has been provided as follows :

(i) Fixtures at showrooms are depreciated over the period of trademark licence agreement of branded products or the lease period of rented properties, whichever is lower.

(ii) Used assets purchased are depreciated at the rate of 12.5%.

(iii) Technical know-how of Wrangler brandis amortised over the perioid of trademark licence agreement.

(C.6) In the case of foreign subsidiaries depreciation has been provided as per the rates permitted under the local laws/at such rate so as to write off the asset over its useful life.

D) **Investments**

Long Term Investments are stated at cost less permanent diminution in value, if any. Current investments are stated at lower of cost and net realisable value.

E) **Foreign Currency Transactions**

(E.1) Balance in foreign currency loans at the year end have been restated at the rate prevailing at the year end or at the rates at which forward cover has been booked whichever is applicable. The difference arising as a result has been accounted as per the Accounting Standard 11 on "Accounting for the Effects of Changes in Foreign Exchange Rates" issued by The Institute of Chartered Accountants of India.

(E.2) All the export proceeds not realised at the year-end are restated at the rate at which the forward cover has been booked or at the rate prevailing at the year-end whichever is applicable. The exchange difference arising there from has been recognised as Income/expense in the current year's Profit and Loss Account.

(E.3) The balance in the Foreign Currency Bank Accounts at the year end is converted into Indian Rupees at the rate prevailing on that date. The exchange difference arising there from has been recognised as income/expense in the current year's Profit and Loss Account.

(E.4) In respect of forward contracts, the difference between the forward rate and exchange rate on the date of transaction has been recognised as income/expense as the case may be over the life of contract.

(E.5) Expenses of overseas offices are translated and accounted at the monthly average rate.

F) Retirement Benefits

The accrued liability for gratuity payable to employees has been provided on the basis of actuarial valuation and the contribution is being paid to a Trust created for the purpose on due date. In respect of Provident Fund and the Superannuation Fund, the contribution is paid regularly to the trusts and is charged to revenue. The liability for the Company pension scheme is provided as per the actuarial valuation without funding. The contribution under Pension Scheme for the eligible employees is paid to government and is charged to revenue. Provision for leave liability has been made as per the actuarial valuation.

G) Taxes on Income

Deferred tax is recognised on timing difference between the accounting income and the taxable income for the year that originate in one period and are capable of reversal in one or more subsequent periods. Such deferred tax is quantified using the tax rates and laws enacted or substantively enacted as on the Balance Sheet date.

Deferred tax assets are recognised and carried forward to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

H) Capital Issue Expenses

Expenses on Issue of Shares, Debentures and GDRs are being adjusted against Share Premium Account as permitted by Section 78 of the Companies Act.

6. Contingent Liabilities

(a) Bills discounted Rs. 70.91 crore.

(b) Guarantees given by the Banks on behalf of the Company Rs. 17.47 crore.

(c) Income tax demands, Excise demands and Sales Tax demands in dispute Rs. 2.38 crore, Rs. 16.48 crore and Rs. 0.29 crore respectively.

(d) Customs Duty demands and other demands in dispute Rs. 0.45 crore and Rs. 0.81 crore respectively.

(e) Claims not acknowledged as debts Rs. 0.26 crore.

(f) Dividend on redeemable cumulative non-convertible preference shares calculated upto respective dates of redemption Rs. 41.99 crore. Out of this, Rs. 24.30 crores are payable to Minority Shareholders of the Company.

(g) Liability for Recompense Payment as on 31st March, 2002 as per the Scheme of Arrangement Rs. 18.24 crores.

7. The estimated amount of contracts remaining to be executed on capital accounts and not provided for Rs. 1.69 crore.

8. Other Liabilities include Rs. 8.25 crores on account of book overdraft.

9. The difference on conversion of the Share Capital values of the foreign subsidiaries amounting to Rs. 0.52 crore has been debited to Profit and Loss Account.

10. Future rental obligations in respect of plant & Machinery and Office Space taken on lease is Rs. 659.13 crores. Lease rentals payable within one year Rs. 47.19 crores.

11. An amount of Rs. 1.75 crores on account of restatement of Foreign Currency Loans as on 31st March, 2002, has been debited to Profit and Loss Account as per Accounting Standard 11 - "Accounting for the Effect of Changes in Foreign Exchange Rates" issued by the Institute of Chartered Accounts of India.

12. Arvind Products Limited has, based on a valuation made by approved valuers, revalued the Fixed Assets as at 1st October, 2001 except one of its division. The resultant reduction in value of Fixed Assets aggregating to Rs. 4.96 crores has been debited to Profit & Loss Account for the period as loss on revaluation of fixed assets under extra-ordinary item.

13. Segment Reporting

Segment Information

Information about Business Segments (Information provided in respect of revenue items for the 6 months ended 31/03/2002 and in respect of assets/ liabilities as at 31-03-2002)

(A) Primary Segment (Business Segment)

(Rs. in Crores)

	Textiles	Others	Unallocable	Total
Revenue				
External Sales	913.87	4.86	—	918.73
Add: Inter Segment Sales		0.04		0.04
Total Sales	913.87	4.90	—	918.77
Less Inter Segment Revenue		4.04	—	0.04
Total Revenue	913.87	4.86	—	918.73
Results				
Segment Results before Interest & Finance Cost	71.72	(3.26)	(31.65)	36.21
Interest & Finance cost				99.27
Profit from Ordinary Activities				(63.06)
Extraordinary Items				(0.15)
Net Profit				(63.21)
Other Information				
Segment Assets	2855.96	23.57	667.41	3546.94
Segment Liabilities	316.35	7.33	70.64	394.32
Segment Depreciation	98.35	0.87	3.39	102.61
Capital Expenditure	6.59	0.11	1.04	7.74
Non cash expenses Other than Depreciation	11.99	0.33	14.80	27.12

Notes :

(i) The Company has disclosed business segments as the primary segment. Segment have been identified taking into account the nature of the products, differential risks and returns, the Organisational structure and internal reporting system. The company's operations predominantly relate to manufacturing of textiles.

(ii) Types of Products and Services in each business segment :
Textiles : Yarn, Fabric and Garments.
Others : EPABX and RAX Systems.

(iii) Intersegment Revenues are recognised at sales price.

14. Related Party Disclosures :

As per the Accounting Standard on "Related Party Disclosures" (As 18) issued by the Institute of Chartered Accountants of India, the related parties of the Company are as follows :

1. List of Related Parties & Relationship :

A. Key Management Personnel

1. Shri Arvind N. Lalbhai
2. Shri Sanjay S. Lalbhai
3. Shri Samveg A. Lalbhai
4. Shri Niranjan N. Lalbhai
5. G. M. Mirchandani
6. N. S. Kannan
7. V. L. Mote
8. Tarun Sheth
9. Naishad I. Parikh
10. Anang A. Lalbhai

B. Enterprises of Key Management Personnel where transactions have taken place

1. J. P. Shah, Advocate.

Note : Related partly relationship is as identified by the Company and relied upon by the Auditors.

2. Transactions with the Related Parties for the period 1st October, 2001 to 31st March, 2002.

(Rs. in Crores)

Nature of Transactions	Related Parties Referred in 1(A) & 1(B) above
Remuneration of Transactions	0.19

15. Earning Per Share (EPS) :

		2001-02
Profit/(Loss) available to Equity shareholders	Rs. in Crores	(69.07)
Weighted average no. of Equity Shares for Basic EPS	Nos.	137908117
Nominal value of Equity Shares	Rs.	10
Basic Earning per Equity Shares	Rs.	(5.01)

	(Rs. in Crores) 2001-02
(A) Reconciliation of the profit/(loss) for the year used for calculating Earning per Share	
Profit/(Loss) for the year	(63.21)
Less : Unpaid dividend on redeemable cumulative Non-Convertible Preference Shares	5.86
Profit/(Loss) due to Equity Shareholder	(69.07)

(B) For the year 2001-02	Nos.	Days	Adj. Factor	Product
Before Right Issue-Equity Shares	100549945	82	0.91	7503036896
After Right Issue-Equity Shares	175962404	100		17596240400
				25099277296
Weighted average				137908117

16. Deferred Tax :

In terms of Accounting Standard (As 22) on "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, in the case of net deferred tax liability of past periods, the liability has been adjusted against the balance in general reserve and the remaining liability after adjusting deferred tax assets of the current year has been charged to Profit & Loss Account. However in case there is a net deferred tax asset (net of unabsorbed depreciation and carry forward losses) for the past years as well as for the current period, the Company has not recognised the said deferred tax asset while preparing the accounts for the period under audit, except where there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

Accordingly-

Deferred tax liability Rs. 3.47 crores has been adjusted against the balance in General Reserve, and balance amount of Rs. 9.30 crores, after considering current year's credit/liability has been charged to Profit & Loss Account.

The breakup of deferred tax liability as on 31st March, 2002 is as follows :

(A) Deferred Tax Liabilities arising from	
1. Differences between carrying amount of fixed assets in the financial statements and the Income Tax Return	75.38
2. Others	3.96
	79.34
(B) Deferred Tax Asset arising from	
1. Expenses charged in the financial statements but allowable as deduction in future years under the Income Tax Act, 1961	
(a) Expenses allowable for tax purposes when paid	24.02
(b) Provision for doubtful debts/advances	0.30
(c) Provision for contingency	0.51
(d) Others	0.05
2. Losses from current year carried forward	0.70
3. Unabsorbed depreciation allowance carried forward as per Income Tax Act, 1961	46.03
	71.61
(A-B) Total	**7.73**

17. Capital Reserve on Consolidation

In accordance with the scheme of arrangement sanctioned by the High Court of Gujarat the holding Company has provided for the losses/waiver of certian balances and value of the invetments in subsidiary companies. The effect of these waivers are recorded by the subsidiaries in their books in the following year leading to the reserve of Rs. 246.17 crores being created on line item wise consolidation of accounts.

18. Debt Restructuring Scheme :

(A) The Scheme of Arrangement between the Company and certain Lenders for restructuring the debt of the Company (the Scheme) is sanctioned by the High Court of Gujarat under Section 391 of the Companies Act, 1956 on April 08, 2002. The Scheme is operating with retrospective effect from April 1, 2000 and consequently the debt of all the lenders covered under the Scheme stands resturctured as per the terms of the Scheme. Hence the Company has given the effect of the same in the accounts for the period ending on March 31, 2002.

(B) The Scheme entails substantial relief and concessions in the form of remission of part of principal amount of liability, waiver of all accrued interest and other charges if any, rescheduling of principal amount and reduction of rate of interest.

(C) The High Court of Gujarat has directed the Company to credit to a separate Reconstruction Reserve Account the net outcome of the sanctioned Scheme of Arrangement being the amount of gain made by the Company on account of Debt Buyback under the Scheme after providing for/setting off, of losses, if any, arising out of revaluation of all the material assets and liabilities of the Company and the past losses incurred by the Company. The High Court of Gujarat has also prohibited the Company from using this Reconstruction Reserve for declaration of dividend till all the lenders under the Scheme are fully paid-off.

Additionally, some of the lenders have agreed for one time settlement of their dues and have waived the unpaid interest and other charges. As part of the restructuring, the Company has also provided for/written off certain advances being non-recoverable and the same has been adjusted against remission of principal amount arising out of the one time settlement of the lenders.

Based on the above, the Company, while preparing the Accounts for the period under audit has :

(C.1) Provided interest for the period in the Profit and Loss Account on its borrowing at rates of interest as provided under the Scheme.

(C.2) Stated the liability in the Balance Sheet with respect to its borrowing on the restructured terms.

(C.3) Credited an amount of Rs. 456.63 crores to Reconstruction Reserve on account of net gain made by the Company under the Scheme.

(C.4) Set off against the above amount of Rs. 456.63 crores being the balance available in the Reconstruction Reserve, against the debit balance of Profit & Loss Account.

(C.5) Transferred Rs. 1.09 crores to capital reserve account.

(C.6) Credited Rs. 4.81 crores to Profit and Loss Account as extra ordinary item.

(D) The Company has made a proposal for restructuring Optionally Fully Convertible Debentures (OFCD) and Term Loan effective January 1, 2002 to ICICI Bank Ltd., which the latter has accepted. The restructuring is under implementation.

19. Figures less than Rs. 50,000/- which are required to be shown separately, have been shown as actual in brackets.

20. Accounting Standard 21, "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India is applicable in respect of accounting periods commencing on or after 1st April, 2001. The current year being the year of transition, it is not practical to present the Consolidated Cash Flow Statement since the consolidated figures for the previous year were not compiled and hence, opening balances, which are relevant for compilation of this year's Cash Flow, are not available.

Signatures to Scheduleds 1 to 17

As per our report attached
For **Sorab S. Engineer & Co.**
Chartered Accountants

N.D. Anklesaria
Partner

Ahmedabad, 30th August, 2002

SANJAY S. LALBHAI Managing Director

NAISHADH I. PARIKH Director

SONALI N. NARASIMHAN Asst. Secretary

FORM OF PROXY

THE ARVIND MILLS LIMITED

NARODA ROAD, AHMEDABAD-380 025.

I/We ____

of ____________________ in the District of ____________________

being a member/members of the above named Company hereby appoint

____________________ of ____________________ in the District

of ____________________ or failing him ____________________

____________________ of ____________________ in the District

of ____________________ or failing him ____________________

of ____________________ in the District of ____________________ as my/our proxy to

vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 30th December, 2002 and at any adjournment thereof.

Signed this ____________________ day of ____________________ 2002

Signature ____________________ AFFIX 30 PAISE REVENUE STAMP ____________________

L.F. No. ____________________

* Depository : NSDL/CDSL ____________________

* DP ID ____________________

* Client ID ____________________

* For Shares held in Electronic Form

No. of Share(s) held ____________________

Notes :

(1) A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself.

(2) A proxy need not be a member.

(3) The completed form should be deposited at the Registered Office of the Company, Naroda Road, Ahmedabad-380 025 not less than 48 hours before the time for holding the meeting.

THE ARVIND MILLS LIMITED

Regd. Office : Naroda Road, Ahmedabad - 380 025.

ATTENDANCE SLIP

I hereby record my presence at the Annual General Meeting held at Thakorebhai Desai Hall, Nr. Law Garden, Ellisbridge, Ahmedabad - 380 006 on 30th December, 2002 at 11.00 a.m.

1. L.F. NO. ____________________
2. * Depository : NSDL/CDSL
3. * DP. ID ____________________
4. * Client ID ____________________

   * FOR SHARES HELD IN ELECTRONIC FORM
5. FULL NAME OF THE SHAREHOLDER :

   (IN BLOCK LETTERS)
6. NO. OF EQUITY SHARES HELD :
7. SIGNATURE OF THE SHAREHOLDER

   OR PROXY ATTENDING :

(PLEASE GIVE FULL NAME OF THE 1ST JOINTHOLDER)

MR./MRS./MISS ____________________

(TO BE USED ONLY WHEN FIRST NAMED SHAREHOLDER IS NOT ATTENDING)

NOTE : PLEASE FILL IN THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE HALL.

THE ARVIND MILLS LIMITED

Rgd. Office : NARODA ROAD, AHMEDABAD - 380 025.

The holder of this coupon will be entitled to 15% discount on the price of cloth of **The Arvind Mills Ltd.** and **Arvind Products Ltd.** purchased at any Retail Shop in Ahmedabad and 12.5% discount at other Retail Shops mentioned below :

This facility is not available on purchases against Credit Cards.

Lalbhai Sales & Services
Opp. Arvind Mills Ltd.,
Naroda Road, Ahmedabad.

M/s. Rao Brothers
Mahavir Tower, Paldi,
Ahmedabad.

Amruta Emporium
Station Road, Maninagar Char
Rasta, Ahmedabad.

V & U
Sharad Shopping Centre
Ashram Road, Ahmedabad.

Krishna
5-Suryoday Complex,
Swastik Char Rasta,
C. G. Road, Ahmedabad.

Krishna Krishna
11, 'Chandra Prabhu'
Sardar Patel Statue,
Stadium Road, Navrangpura,
Ahmedabad.

'Rangolee'
Narottam Complex,
Bhuyangdev Char Rasta,
Ahmedabad.

Ratnam
113, Silicon Valley,
Satellite Road, Ahmedabad.

Tilak
Opp. Oriental Building
Relief Road
Ahmedabad - 380 001.

Pritam
D-9, Super Market, Anand.

Doshi Shashikant Chhabildas
In the lane of Dave Medical,
Amreli.

Bombay Textorium Pvt. Ltd.
Sardar Chowk, Bardoli.

'Utsav Plus'
1/2 Nagar Palika Shopping
Centre, Opp. Shalimar Theatre,
Bharuch.

Salot Chunilal Ratilal
Harish Road, Bhavnagar.

M/s. Doshi Cloth Stores
Maherali Chowk, Bhuj. (Kutch)

Janta Cloth Centre
Bazar Street, Bilimora.

M/s. M. S. Synthetic
144/A, Jamnalal Bajaj Street,
Calcutta - 700 007.

M/s. Siddharth Textiles
15, Noormal-Lohia Lane,
Calcutta - 700 007.

M/s. S. N. & Co.
35, Armenian Street,
Calcutta - 700 001.

Nanak Saree Centre
Vaniawad, Chikhali.

Shah Kuberlal Nathalal
Tower Bazar, Dabhoi.

Royal Cloth Centre
Rohit Bhavan,
Kavi Khabardar Marg,
Daman.

M/s. Jograj & Co.
Kalptaru, 1688 Khol Galli,
Dhulia 424 001.

Pratik Cloth Stores
Near S. T. Stand, Idar.

Bhayani Brothers
Bedi Gate, Jamnagar.

Mukund
A-1, Super Market, Jamnagar.

Maruti
Near Praygra School,
Kalol (N.G.)

Roopkala Cloth Centre
Opp. Nilkanth Mahadev,
Kapadvanj.

Bansidhar
Station Road, Mehsana.

M/s. Gautamkumar & Co.
424, Kalbadevi Road,
Chhotalal Bhuvan,
Mumbai - 400 002.

M/s. Harikishandas Dhirajlal Batavia
Gundawadi, Main Road,
Rajkot.

Hemang Stores
Bazar, Rajula City.

M/s. Dashrathlal Bhogilal & Co.
Jhapali Pole, Sidhapur.

Queen Emporium
Near Maskati Hospital,
Tower Road, Surat.

Bhagwandas & Co.
Kanpith, Lalgate, Surat.

Shah Chatrabhuj Nanchand
Jawahar Chowk, Surendranagar.

'Sajan'
Jawahar Road, Surendranagar.

Shree Bhole Vastra Bhandar
Punjabi Kapad Bazar, Sojitra.

Shri Narendra Cloth Stores
Station Road, Talod.

Hirachand Kalidas
J. P. Marg, Una.

Patel Maganlal Motiram
Darjee Chaklo, Unjha.

Patel Bhurabhai Gokaldas
Gandhi Chowk, Upleta.

J. F. Shah & Co.
Saraswati Hall, Dandia Bazar,
Vadodara.

Zabak Traders
Near Kala Mandir Talkies,
Vadodara.

Abhishek
"Siddharth"
Alkapuri, Vadodara.

Abhinandan
Mahatma Gandhi Road,
Valsad.

Asgarali Emporium
Killapardi, Dist. Valsad.

Aavkar Cloth Stores
9, Municipal Commercial Centre,
Near Three Gate, Tower,
Visnagar.

Yogi Selection
G-3, Akshar Complex,
Rajshree Cinema Road,
Sector No. 20, Gandhinagar.

The Arvind Mills Ltd.

Fabric Coupon Arvind

A Rs. 500-00 **Valid Upto 30.9.2003**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon Arvind

B Rs. 500-00 **Valid Upto 30.9.2003**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon Arvind

C Rs. 250-00 **Valid Upto 30.9.2003**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon Arvind

D Rs. 250-00 **Valid Upto 30.9.2003**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon Arvind

E Rs. 250-00 **Valid Upto 30.9.2003**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon Arvind

F Rs. 250-00 **Valid Upto 30.9.2003**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

BOOK POST

If undelivered, please return to :
Pinnacle Shares Registry Private Limited,
Near Asoka Mills, Naroda Road,
Ahmedabad - 380 025.